As confidentially submitted to the Securities and Exchange Commission on December 3, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Constellium Holdco B.V.1

(Exact name of Registrant as specified in its charter)

The Netherlands	3341	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tupolevlaan 41-61

1119NW Schiphol-Rijk

The Netherlands

+31 20 654 97 80

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

80 State Street

Albany, NY 12207-2543

(518) 433-4740

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Nussbaum Karessa L. Cain Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Phone: (212) 403-1000 Fax: (212) 403-2000	Keith L. Halverstam Christopher R. Plaut Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Phone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Ordinary shares, par value € per share	$	$

(1)	Includes shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated at a rate of $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

[1]	Name will be changed to N.V. instead of B.V. prior to the initial public offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted

Subject to Completion

Preliminary Prospectus dated December 3, 2012

PROSPECTUS

Constellium Holdco B.V.

(Incorporated in the Netherlands)

We are offering a total of          of our Class A ordinary shares, par value €         per share, which we refer to in this prospectus as our “ordinary shares.” The underwriters may also purchase up to          ordinary shares from us at the public offering price, less the underwriting discount, within          days to cover over-allotments, if any.

We expect that the initial public offering price will be between $         and $         per ordinary share. We intend to apply to list our ordinary shares on the New York Stock Exchange and Euronext Paris under the symbols “        ” and “         ,” respectively.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 21 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to Constellium Holdco B.V. before expenses	$	$

Our ordinary shares will be ready for delivery on or about                     , 2013.

The date of this prospectus is                     , 2013.

i

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information, and none of us are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, as well as from internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we and the underwriters have not independently verified any of the data from third-party sources, nor have we or the underwriters ascertained the underlying economic assumptions relied upon therein. In addition, this prospectus includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are based on volume (by tons) for the year ended December 31, 2011, and unless otherwise noted, internal analysis and estimates may not have been verified by independent sources. Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.”

All information regarding our market and industry is based on the latest data currently available to us, which in some cases may be several years old. In addition, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies. When necessary, we have converted historical data using our financial statement methodology and forecast based on a constant exchange rate in line with the most recent year in the forecast.

BASIS OF PREPARATION

Unless the context indicates otherwise, when we refer to “we,” “our,” “us,” “Constellium” and “the Company” in this prospectus, we are referring to Constellium Holdco B.V. and its subsidiaries.

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). The Predecessor financial information has been prepared to present the assets, liabilities, revenues and expenses of the combined AEP Business on a standalone basis up to the date of divestment from Rio Tinto and has been derived from the audited combined financial statements as of and for the years ended December 31, 2009 and 2010 included elsewhere in this prospectus.

The financial information of Constellium Holdco B.V. and its subsidiaries after the Acquisition (the “Successor”) has been derived from the audited consolidated financial statements as of and for the year ended December 31, 2011 and from the unaudited condensed interim consolidated financial statements as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 included elsewhere in this prospectus.

For comparison purposes, our results of operations for the year ended December 31, 2011 and the six months ended June 30, 2011 and June 30, 2012 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2010 and 2009. However, it should be noted that the Successor periods are not comparable to the Predecessor periods due to the application of acquisition accounting. The audited combined and consolidated financial statements and unaudited condensed interim consolidated financial statements included elsewhere in this prospectus have been prepared according to the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

As of December 30, 2011, we disposed of one of our operating segments, the specialty chemicals and raw materials supply chain services division, Alcan International Network (“AIN”). These operations have been classified as discontinued operations in the audited consolidated financial statements for the year ended December 31, 2011 and also in the audited combined financial statements for the years ended December 31, 2009 and 2010. The assets and liabilities of AIN have not been presented as held for sale in the combined financial statements as of and for the years ended December 31, 2009 and 2010 as AIN did not meet the criteria for such classification as of December 31, 2010.

The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year or any future period.

The financial statements relating to 2009 and 2010 and related information contained in this prospectus are the sole responsibility of Constellium Holdco B.V. By receipt of this prospectus, you irrevocably acknowledge and agree that Rio Tinto, in its capacity as the prior owner of our business and our subsidiaries, has no responsibility for the financial statements relating to 2009 and 2010 and related information contained in this prospectus, irrevocably waive any claim you may have against them with respect to such statements, and agree that such statements and information are the sole responsibility of Constellium Holdco B.V.

The summary consolidated financial data for the last twelve months (“LTM”) ended June 30, 2012 has been calculated using numbers derived from our audited consolidated and unaudited condensed interim consolidated financial statements described above.

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you in making a decision to invest in our ordinary shares. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $             per ordinary share (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” sections, our audited combined and consolidated financial statements, our unaudited condensed interim financial statements and the notes to those statements.

Unless the context indicates otherwise, when we refer to “we,” “our,” “us” and “the Company” for purposes of this prospectus, we are referring to Constellium Holdco B.V. and its consolidated subsidiaries.

On January 4, 2011, Constellium Holdco B.V. (referred to in this prospectus as the “Successor”) acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). For comparison purposes, our results of operations for the year ended December 31, 2011 and the six months ended June 30, 2011 and June 30, 2012 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2010 and 2009. However, it should be noted that the Successor periods are not comparable to the Predecessor periods due to the application of acquisition accounting.

Segment Adjusted EBITDA and Management Adjusted EBITDA are defined and discussed in footnotes (2) and (3) to the “Summary Consolidated Historical Financial Data.” Segment Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators.” Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.”

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty downstream aluminum rolled and extruded products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminum into semi-fabricated products. We are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminum products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

We operate 25 production facilities, 10 administrative and commercial sites and one research and development (“R&D”) center and have approximately 8,900 employees. Our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. We believe that our established presence in Europe and the United States and our growing presence in China strategically position us to service our global customer base. For example, we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe. We believe this gives us a key competitive advantage in servicing the needs of our aerospace customers, including Airbus S.A.S. and The Boeing Company. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) higher margin products and services, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by customer order backlogs in aerospace, and substitution and growth trends in automotive and European can sheet. We are the leading supplier of global aerospace plates, the leading European supplier of can body stock and a leading global supplier of automotive structures. This unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years and more than 30 percent of our volumes are secured by long-term contracts valid until 2015 or later. Our customer base includes market leading firms in aerospace, automotive, and packaging, including Airbus, Boeing, Rexam PLC, Ball Corporation, Crown Holdings, Inc., and several automotive original equipment manufacturers, or OEMs, including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well the lengthy and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development, with our customers.

We mitigate the impact of aluminum price fluctuations on our financial results principally through the use of pass-through pricing mechanisms in order to protect and maintain stable and visible margins.

For the years ended December 31, 2011 and 2010, we shipped approximately 1,058,000 and 972,000 tons of finished products, generated revenues of €3,556 million and €2,957 million, incurred losses for the periods of €174 million and €207 million, and generated Management Adjusted EBITDA of €160 million and €48 million, respectively. The financial performance for the year ended December 31, 2011 represented an 8.8 percent increase in shipments, a 20.3 percent increase in revenues and a 233 percent increase in Management Adjusted EBITDA from the prior year. Please see the reconciliation of Management Adjusted EBITDA in “Management’s Discussion and Analysis – Covenant Compliance and Financial Ratios” and footnote (3) to “Summary Consolidated Historical Financial Data.”

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

The following charts present the percentage of our volumes by end-market and our revenues by geography and operating segment for the last twelve months ended June 30, 2012:

[1]	Revenue by geographic zone is based on the destination of the shipment.

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. Complementing our product range, we offer a range of services designed to optimize customer operations and reduce costs. The Aerospace & Transportation operating segment accounted for 31 percent of our revenues and 34 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

We have eight manufacturing facilities in our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood, West Virginia and Issoire, France have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. We are in the process of qualifying a third plant in Sierre, Switzerland for aerospace plate manufacturing to meet increased customer demand and offer additional security of supply to our customers.

Downstream aluminum products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed for certain customers AIRWARE™, a specialty aerospace material solution. AIRWARE™ is a lightweight specialty aluminum-lithium alloy developed for our aerospace customers to address demand for lighter and more environmentally sound aircraft. It combines optimized density, corrosion resistance and strength in order to achieve up to 25 percent weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. In addition, unlike composite products, any scrap produced in the AIRWARE™ manufacturing process can be fully recycled, which reduces production costs. We are the first company to commercialize and produce AIRWARE™ on an industrial scale and the material is currently being used on a number of major aircraft models including the newest Airbus A350 XWB aircraft.

Aerospace products are typically subject to long qualification, development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of September 2012, the backlog reported by Airbus and Boeing for commercial aircraft reached 8,558 units on a combined basis, representing 8.5 years of production at current build rates. To meet the increased demand and higher build rates associated with this growing backlog, we have contracted aerospace volumes as far out as 2015.

The following table summarizes our volume, revenues, Segment Adjusted EBITDA and Management Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the six months ended June 30,
(€ in millions, unless otherwise noted)	2009	2010	2011	2011	2012
			(unaudited)
Aerospace & Transportation:
Segment Revenues	729	810	1,016	516	634
Segment Shipments (kt)	213	195	216	113	120
Segment Revenues (€/ton)	3,423	4,154	4,704	4,566	5,283
Segment Adjusted EBITDA(1)	(31)	35	26	36	58
Segment Adjusted EBITDA (€/ton)	(146)	179	120	319	483
Segment Adjusted EBITDA margin (%)(2)	(4% )	4%	3%	7%	9%
Management Adjusted EBITDA(3)	(6)	36	29	27	65

(1)	Segment Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

(2)	Segment Adjusted EBITDA margin (%) is not a measure defined under IFRS. Segment Adjusted EBITDA margin (%) is defined as Segment Adjusted EBITDA as a percentage of Segment Revenue.

(3)	Management Adjusted EBITDA is not a measure defined under IFRS. Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 77 percent of operating segment volume for the year ended

December 31, 2011 was in packaging applications, which primarily include beverage and food can stock as well as closures and foil stock. The remaining 23 percent of operating segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 44 percent of revenues and 39 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

We are the leading European supplier of can body stock and the leading worldwide supplier of closures and bright sheets. We are also a major European player in automotive rolled products for Body-in-White (the structural framework of a car) and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam PLC, Audi AG, Daimler AG, PSA Peugeot-Citroën, Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG.

We have two integrated rolling operations located in Europe’s industrial heartland. Neuf-Brisach, our facility on the border of France and Germany, is a uniquely integrated aluminum rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries and other decorative applications as well as closures, paintstock and foilstock.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU, during the 2008-2009 economic crisis, can body stock volumes decreased by 9 percent in 2009 versus 2007 levels as compared to a 24 percent decline for flat rolled aluminum products volumes in aggregate during the same period. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminum in can body stock at the expense of steel and (iv) increasing consumption in eastern Europe linked to purchasing power growth.

The following table summarizes our volume, revenues, Segment Adjusted EBITDA and Management Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the six months ended June 30,
(€ in millions, unless otherwise noted)	2009	2010	2011	2011	2012
			(unaudited)
Packaging & Automotive Rolled Products:
Segment Revenues	934	1,373	1,625	854	809
Segment Shipments (kt)	535	588	621	321	313
Segment Revenues (€/ton)	1,746	2,335	2,617	2,660	2,585
Segment Adjusted EBITDA(1)	28	74	63	49	41
Segment Adjusted EBITDA (€/ton)	52	126	101	153	131
Segment Adjusted EBITDA margin (%)(2)	3%	5%	4%	6%	5%
Management Adjusted EBITDA(3)	31	46	70	43	42

(1)	Segment Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

(2)	Segment Adjusted EBITDA margin (%) is not a measure defined under IFRS. Segment Adjusted EBITDA margin (%) is defined as Segment Adjusted EBITDA as a percentage of Segment Revenue.

(3)	Management Adjusted EBITDA is not a measure defined under IFRS. Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 25 percent of revenues and 19 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

We are one of the two major providers of automotive structures in the world and the leading supplier of hard alloys and large profiles for industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets.

We have 17 manufacturing facilities in our Automotive Structures & Industry operating segment located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China. Our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues, Segment Adjusted EBITDA and Management Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the year ended June 30,
(€ in millions, unless otherwise noted)	2009	2010	2011	2011	2012
			(unaudited)
Automotive Structures & Industry:
Segment Revenues	610	754	910	475	456
Segment Shipments (kt)	177	212	219	116	110
Segment Revenues (€/ton)	3,446	3,557	4,155	4,095	4,145
Segment Adjusted EBITDA(1)	(25)	(4)	20	18	25
Segment Adjusted EBITDA (€/ton)	(141)	(19)	91	155	227
Segment Adjusted EBITDA margin (%)(2)	(4% )	(1% )	2%	4%	5%
Management Adjusted EBITDA(3)	(11)	(11)	21	14	27

(1)	Segment Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

(2)	Segment Adjusted EBITDA margin (%) is not a measure defined under IFRS. Segment Adjusted EBITDA margin (%) is defined as Segment Adjusted EBITDA as a percentage of Segment Revenue.

(3)	Management Adjusted EBITDA is not a measure defined under IFRS. Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Voreppe Research & Development Center

Voreppe is our dedicated R&D center in Grenoble, France and employs approximately 85 scientists and 85 technicians. Voreppe uses its full-scale facilities, which include a pilot casthouse enabling process and alloy development on an industrial scale, and external links with several universities and other research facilities to develop new solutions and meet customers’ needs. Our scientists and technicians are active in the development of aluminum product metallurgy and casting, rolling and extrusion technologies. Voreppe’s proven track record includes development of an intellectual property portfolio with approximately 888 active patents organized into over 158 patent families.

We believe that a major factor in our R&D success has been the close interaction with key customers in our most technically demanding markets at the early stages of the development and innovation process. This collaborative effort with long-term customers has led to the in-house development of advanced alloys and solutions that have applications for products sold to multiple end-markets. This collaboration often takes the form of formal partnership or co-development arrangements or the formation of joint teams with our customers.

Our Industry

Aluminum is a widely used industrial material with highly attractive properties. It is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminum can also be recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to the cost of producing both primary aluminum and many other competing materials. Due to these qualities, the penetration of aluminum into a wide variety of applications continues to increase. We believe that long-term growth in aluminum consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing focus globally on sustainability and environmental issues. Aluminum is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

The following charts illustrate expected global demand for aluminum extruded and rolled products. The expected growth through 2016 for the extruded products market and the flat rolled products market is 6 percent and 5.4 percent, respectively.

Projected Aluminum demand 2011 – 2016 (in thousand metric tons)

The global aluminum industry consists of (i) mining companies that produce bauxite, the ore from which aluminum is ultimately derived, (ii) primary aluminum producers that refine bauxite into alumina and smelt alumina into aluminum, (iii) aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers (such as Constellium) and (iv) integrated companies that are present across multiple stages of the aluminum production chain. The industry is cyclical and is affected by global economic conditions, industry competition and product development.

The price of aluminum, quoted on the London Metal Exchange (which we refer to in this prospectus as “LME”), is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminum have limited ability to manage the volatility of aluminum prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminum, nor do we participate in other upstream activities such as mining or refining bauxite.

Aluminum rolled and extruded product prices are generally based on price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminum into its semi-finished product). As a result, the impact of aluminum price changes on the manufacturers of these products is significantly less than the impact on primary aluminum producers.

Aluminum Value Chain

Our Competitive Strengths

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core industries—aerospace, packaging and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise and advanced R&D and technology capabilities to produce.

We are the largest supplier globally of aerospace plates. We believe that our ability to fulfill the technical, R&D and quality requirements needed to supply the aerospace market gives us a significant competitive advantage. In addition, we have a dual continent presence that enables us to more effectively supply both Airbus and Boeing. We have sought to develop our strategic platform by making significant investments to increase our capacity and improve our capabilities and to develop our proprietary AIRWARE™ material solution. We believe we are well positioned to benefit from strong demand in the aerospace sector driven by the currently high backlogs for Boeing and Airbus, the focus on lightweighting to increase fuel efficiency and increased global demand driven by higher passenger numbers.

We are the largest supplier of European can sheet by volume and in our view we have benefited from (i) our strong relationships with the leading European can manufacturers, (ii) our recycling capabilities and (iii) our fully-integrated Neuf-Brisach facility, which has full production capabilities ranging from recycling, casting, rolling and finishing. Packaging provides a stable cash flow stream through the cycle which can be used to invest in attractive opportunities in the aerospace and automotive industries which will drive longer term growth.

In automotive, we believe our leading positions in the supply of aluminum products are due to our advanced design capabilities, efficient production systems and established relationships with leading automotive OEMs. This includes being the second largest global supplier of auto crash management systems by volume. We expect that E.U. and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively high fuel prices, will continue to drive aluminum demand in the automotive industry.

In addition, we hold market leading positions in a number of other attractive product lines, including being the largest global supplier of aluminum closures and aluminum bright sheet and the largest European supplier of large profiles and hard alloy extrusions.

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of the high value-added, less commoditized products on which we focus and which make up the majority of our product portfolio. In particular, our R&D facility in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our robust intellectual property portfolio. We use our technological capabilities to develop tailored products in close partnerships with our customers, with the aim of building long-term and synergistic relationships.

One of our hallmark R&D achievements was the recent development of AIRWARE™, a lightweight specialty aluminum-lithium alloy developed for our aerospace customers to enable them to reduce fuel consumption and costs. AIRWARE™ was developed for certain customers using our pilot cast-house in Voreppe, and following a substantial capital expenditure investment, is now being produced on an industrial scale in our aerospace facility in Issoire, France.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that allows us to compete effectively in our selected end-markets across numerous geographies. The historically high level of investment in our facilities, with an estimated replacement value of over €6 billion, has enabled us to reliably produce a broad range of high-quality products. Our facilities are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high-quality products.

Our six key manufacturing sites feature industry-leading manufacturing capabilities with required industry qualifications that are difficult for others in the industry to replicate. For example, Neuf-Brisach is the most integrated downstream aluminum production facility in Europe, with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our Issoire, France and Ravenswood, West Virginia plants have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. We spent approximately €65 million from 2009 to date at Ravenswood to complete significant equipment upgrades, including a hot mill and new stretcher that is the most powerful stretcher in our industry. Additionally, our network of small extrusion and automotive structures plants enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the aerospace, packaging and automotive end-markets. We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with this blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions to meet evolving requirements. This includes developing products together through long-term R&D partnerships. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products, which requires substantial time and investment and creates high switching costs.

We have a relatively diverse customer base with our 10 largest customers representing 41 percent of our revenues for the twelve months ended June 30, 2012. The average length of our relationships with our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers. All of our major packaging, aerospace and automotive customers, including our top five customers, have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 50 percent of our volumes are generated under multi-year contracts and more than 30 percent are contracted until 2015 or later. This provides us with stability and significant visibility into our future volumes and earnings.

Stable business model that delivers robust free cash flow across the cycle

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, we seek to limit our exposure to commodity metal price volatility primarily by utilizing pass-through contractual arrangements and financial derivatives. Our business also features relatively countercyclical cash flows, with working capital released during downturns when there is lower demand and weaker aluminum pricing. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

In addition, we have a significant presence in what have proved to be relatively stable, recession-resilient end-markets with 48 percent of volumes in the twelve-month period ended June 30, 2012 sold into the relatively resilient can sheet and packaging end-markets, and 9 percent of volumes in that period sold into the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China.

We are also focused on optimizing the cost efficiency of our operations. In 2011 we implemented a rigorous continuous improvement program with the annual goal of outperforming inflation in non-metal cost base (labor, energy, maintenance) and lowering our volume breakeven level. As part of this program, we reduced our costs by €67 million in 2011.

Strong and experienced management team

We have a strong and experienced management team led by Pierre Vareille, our Chairman and Chief Executive Officer, who has more than 30 years of experience in the manufacturing industry and a successful track record of leading global manufacturing companies, particularly in the domain of metal transformation for different industries such as automotive and aerospace. Both Mr. Vareille and our Chief Financial Officer, Didier Fontaine, have previously been involved in the management of public companies. Our executive officers and other key members of our management team have an average of more than 15 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and focus on health, safety and environmental improvements. Our board of directors includes current and former executives of Alcan, Rio Tinto, Bosch, Kaiser Aluminum and automotive suppliers such as Faurecia, who bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has three pillars: (i) selective participation, (ii) global leadership position and (iii) best-in-class efficiency and operational performance.

Selective Participation

Continue to target investment in high-return opportunities in our core markets (aerospace, packaging and automotive), with the goal of driving growth and profitability

We are focused on our three strategic end-markets—aerospace, packaging and automotive—which we believe have attractive growth prospects for aluminum. These are also markets where we believe that we can differentiate ourselves through our high value-added products, our strong customer relationships and our R&D and technological capabilities. Our capital expenditures and R&D spend are focused on these three strategic end-markets and are made in response to specific volume requirements from long-term customer contracts, which ensures relatively short payback periods and good visibility over return on investment.

For example, in aerospace, we continue to invest in expanding the capabilities of our two leading aerospace plate mills, Issoire and Ravenswood. At Issoire, we have budgeted approximately €48 million for the construction of a state-of-the-art AIRWARE™ casthouse in order to meet the strong growing volume demands for AIRWARE™ from our customers. Approximately €19 million has been spent on this construction as of June 30, 2012, and it is expected to be completed in 2015.

We are also investing in an expansion of our global Automotive Structures & Industry operating segment, including by making a significant investment in a new state-of-the-art 40 MegaNewton automotive extrusion press in Singen, Germany. In addition, at our Neuf-Brisach facility, we have completed substantial investments in a heat treatment and conversion line to serve growing customer demand for aluminum automotive sheets, as well as investments focused on productivity improvements, debottlenecking and recycling, each of which has helped us reinforce our presence in the European can body sheet market.

As part of our focus on our core end-markets and our strategy to improve our profitability, we also consider potential divestitures of non-strategic businesses. For example, we divested the vast majority of our Alcan International Network (“AIN”) specialty chemicals and raw materials supply chain services division in 2011 to CellMark AB. In 2011, the discontinued operations of our AIN business generated a loss of €8 million.

Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Global Leadership Position

Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers

We aim to deepen our ties with our customers by consistently providing best-in-class quality, market leading supply chain integration, joint product development projects, customer technical support and scrap and recycling solutions. We believe that our product offering is differentiated by our market leading R&D capabilities. Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. Recent examples of market leading breakthroughs include our AIRWARE™ lithium alloy technology and our Solar Surface® Selfclean, a coating solution used in the solar industry which provides additional performance and functionality of the aluminum by chemically breaking down dirt and contaminants in contact with the surface.

Build a global footprint with a focus on expansion in Asia, particularly in China, and work to gain scale through acquisitions in Europe and the United States

We intend to selectively expand our global operations where we see opportunities to enhance our manufacturing capabilities, grow with current customers and gain new customers, or penetrate higher-growth regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns for our shareholders. In line with these principles, our recent expansions include:

•	the formation of a Chinese joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminum crash-management systems in Changchun and Kunshan, China; and

•	the successful expansion of our Constellium Automotive USA, LLC plant, located in Novi, Michigan, which is producing highly innovative crash-management systems for the automotive market.

We expect demand for flat rolled products and hard alloy extrusions in Asia, the United States and other regions will continue to grow, driven by the aerospace, packaging and automotive markets. We intend to pursue global expansion opportunities in those regions in a disciplined, deliberate manner.

Best-in-Class Performance

Contain our fixed costs and offset inflation with increased productivity

We have been executing an extensive cost savings program focusing on selling, general and administrative expenses, or SG&A, conversion costs and purchasing. In 2011, we realized a structural realignment of our cost structure and achieved €67 million of recurring annual cost savings. This represents approximately 6 percent of our estimated addressable cost base (i.e., excluding energy and metal costs). These savings are split between operating expenses (51 percent), SG&A savings (18 percent) and procurement savings (31 percent). This program was designed to right-size our cost structure, increase our profitability and provide a competitive advantage against our peers. Our cost savings program will continue to be a priority as we focus on optimizing our cost base and offsetting inflation.

Establish best-in-class operations through Lean manufacturing

We believe that there are significant opportunities to improve our services and quality and to reduce our manufacturing costs by implementing Lean manufacturing initiatives. “Lean manufacturing” is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

To focus our efforts, we have launched a Lean manufacturing program that is designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in five key areas: (i) safety, (ii) quality, (iii) working capital, (iv) delivery performance and (v) innovation.

Our Lean manufacturing program is overseen by a dedicated team, which reports directly to our Chief Executive Officer, Pierre Vareille. Mr. Vareille has a long track record of successfully implementing Lean manufacturing programs at other companies he has managed in the past.

Corporate History and Information

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which it acquired from affiliates of Rio Tinto on January 4, 2011.

On December 30, 2011, we disposed of substantially all of our interests in AIN, our specialty chemicals and raw materials supply chain services division, to CellMark AB.

On       , in connection with this offering, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium Holdco N.V.

Our principal shareholders are investment funds affiliated with or managed by affiliates of Apollo Global Management, LLC, a leading global alternative investment manager; affiliates of Rio Tinto, a leading international mining group headquartered in the United Kingdom, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange; and Fonds Stratégique d’Investissement, the French public investment fund jointly owned by Caisse des Dépôts et Consignations and the French State specializing in equity financing via direct investments or funds of funds. As used in this prospectus, the term “Apollo” means investment funds affiliated with, or co-investment vehicles managed indirectly by, Apollo Global Management, LLC; the term “Rio Tinto” refers to Rio Tinto or an affiliate of Rio Tinto; and the term “FSI” means Fonds Stratégique d’Investissement or other entities affiliated with Fonds Stratégique d’Investissement. Following Constellium’s acquisition of the AEP Business, Apollo, Rio Tinto and FSI held 51 percent, 39 percent and 10 percent, respectively, of the outstanding shares of Constellium Holdco B.V.

As of September 30, 2012, approximately 6.85 percent of the outstanding shares of Constellium Holdco B.V. were held by Omega Management GmbH & Co. KG (“Management KG”), which was formed in connection with a management equity plan to facilitate equity ownership by Constellium’s management team. The partnership of Management KG provides that the Constellium Holdco B.V. shares that it holds are voted in the same manner as, and in proportion to the respective equity ownership amounts of, Apollo, Rio Tinto and FSI.

The principal executive offices of Constellium Holdco B.V. are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number at this address is +31 20 654 97 80. Our corporate support services group is headquartered at Washington Plaza, 40-44, rue Washington, 75008 Paris, France, and our telephone number at this address is +33 1 73 01 46 00.

Risk Factors

Investing in our ordinary shares involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	our potential failure to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries and changes in general economic conditions;

•	the highly competitive nature of the industry in which we operate and the risk that aluminum will become less competitive compared to alternative materials;

•	the possibility of unplanned business interruptions; and

•	adverse conditions and disruptions in European economies.

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements,” before deciding to invest in our ordinary shares.

THE OFFERING

Issuer	Constellium Holdco B.V.

Ordinary shares offered by us	We are offering Class A ordinary shares (our “ordinary shares”).

Offering price range	Between $ and $ per ordinary share.

Voting rights	Our ordinary shares have one vote per share.

Over-allotment option	Up to an additional ordinary shares at the public offering price, less the underwriting discount within 30 days to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ million, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, capital expenditures, and funding acquisition opportunities that may become available to us from time to time. See “Use of Proceeds.”

Dividend policy	We do not currently anticipate paying any dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”

Listing	We intend to apply to list our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “ ” and on Euronext Paris under the symbol “ .”

Tax considerations	See “Material Tax Consequences” beginning on page 138.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Unless otherwise indicated, all references in this prospectus to the number and percentages of shares outstanding following this offering:

•	assumes an offering price of $ per ordinary share, which is the midpoint of the range set forth on the cover of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to additional ordinary shares for us to cover over-allotments, if any.

Summary Consolidated Historical Financial Data

The following tables set forth our summary historical combined and consolidated financial and other data.

On January 4, 2011, Constellium Holdco B.V. (referred to in this prospectus as the “Successor”) acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). For comparison purposes, our results of operations for the year ended December 31, 2011 and the six months ended June 30, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the year ended December 31, 2010 and 2009. However, it should be noted that the Successor periods are not comparable to the Predecessor periods due to the application of acquisition accounting.

The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year or any future period.

You should regard the summary financial information below only as an introduction and should base your investment decision on a review of the entire prospectus. In particular, you should read the following data in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements, including the notes to those combined and consolidated financial statements, which appear elsewhere in this prospectus.

	Predecessor as of and for the year ended December 31,		Successor as of and for the year ended December 31,	Successor as of and for the six months ended June 30,
(€ in millions unless otherwise stated)	2009	2010	2011	2011	2012
				(unaudited)
Statement of income data:
Revenue	2,292	2,957	3,556	1,849	1,911
Gross profit	42	242	321	166	276
Operating profit/(loss)	(240)	(248)	(59)	57	102
Profit/(loss) for the period – continuing operations	(215)	(209)	(166)	(37)	39
Profit/(loss) for the period	(218)	(207)	(174)	(38)	38
Profit/(loss) per share – basic	n/a	n/a	(48.2)	(10.8)	10.2
Profit/(loss) per share – diluted	n/a	n/a	(48.2)	(10.8)	10.2
Profit/(loss) per share – basic – continuing operations	n/a	n/a	(46.0)	(10.5)	10.5
Profit/(loss) per share – diluted – continuing operations	n/a	n/a	(46.0)	(10.5)	10.5
Weighted average number of shares outstanding	n/a	n/a	3,606,653	3,516,572	3,710,863
Dividends per ordinary share (euro)	—	—	—	—	—

Balance sheet data:
Total assets	2,040	1,837	1,612	n/a	1,833
Net assets/(liabilities) or total invested equity	108	199	(113)	n/a	(137)
Share capital	n/a	n/a	—	n/a	—

Other operational and financial data (unaudited):
Net trade working capital(1)	(228)	305	224	n/a	255
Capital expenditure	61	51	97	40	47
Volumes (in kt)	871	972	1,058	545	542
Revenue per ton (€/ton)	2,631	3,042	3,361	3,393	3,526
Segment Adjusted EBITDA(2)	(49)	58	103	94	131
Segment Adjusted EBITDA (€/ton)(2)	(56)	60	97	172	242
Management Adjusted EBITDA(3)	(24)	48	160	102	144
Management Adjusted EBITDA (€/ton)(3)	(28)	49	151	187	265

(1)	Net trade working capital represents total current assets minus total current liabilities, excluding assets/liabilities held for sale.

(2)	In considering the financial performance of the business, management analyzes the primary financial performance measure of Segment Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to segment adjusted EBITDA is our profit or loss for the period. We believe Segment Adjusted EBITDA, as defined below, is useful to investors because it excludes items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Segment Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint ventures, net financial expense, income taxes and depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences. Segment Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

The following table reconciles our profit or loss for the period from continuing operations to our Segment Adjusted EBITDA for the years presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the six months ended June 30,
(€ in millions unless otherwise stated)	2009	2010	2011	2011	2012
				(unaudited)
Profit/(loss) for the period from continuing operations	(215)	(209)	(166)	(37)	39
Finance costs – net	14	7	39	8	37
Income tax	(39)	(44)	(34)	(8)	24
Share of profit from joint ventures	—	(2)	—	—	—
Depreciation and amortization	85	38	2	—	2
Impairment charges	214	224	—	—	—
Losses on disposal(a)	17	—	—	—	—
Expenses related to the acquisition and separation(b)	—	—	102	94	2
Restructuring costs(c)	38	6	20	11	10
Unrealized losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	(163)	38	140	26	9
Pension settlement(d)	—	—	—	—	8

Segment Adjusted EBITDA	(49)	58	103	94	131

(a)	Losses on disposals include losses on disposal of plant, property and equipment and losses on disposals of investments.

(b)	Represents expenses related to the Acquisition and separation of the Company from its previous owners.

(c)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.

(d)	Represents a loss generated by a settlement on withdrawal from a Rio Tinto pension plan in Switzerland.

(3)	Management Adjusted EBITDA is not a presentation made in accordance with IFRS, but we believe it provides investors and other users of our financial information with useful information. Management

Adjusted EBITDA is used as a performance measure as management believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. In addition, Management Adjusted EBITDA is a component of our financial covenants under the Term Loan Agreement.

Management Adjusted EBITDA is defined as Segment Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and Apollo management fees, application of our post-Acquisition hedging policy, gain on forgiveness of a related party loan, and exceptional employee bonuses in relation to cost saving implementation and targets. Management Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

The following table reconciles our Segment Adjusted EBITDA to our Management Adjusted EBITDA for the years presented:

	Predecessor		Successor
	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(€ in millions) (unaudited)
Segment Adjusted EBITDA	(49)	58	103	94	131

Favorable / (unfavorable) metal price lag (a)	59	(47)	12	(19)	9
Exceptional consulting costs (b)	9	30	21	10	—
Effects of Purchase Accounting adjustment (c)	—	—	12	12	—
Standalone costs (d)	(26)	(7)	1	1	—
Apollo management fee (e)	—	—	1	1	1
Transition to new hedging policy (f)	20	11	—	—	—
Gain on forgiveness of related party loan (g)	(29)	—	—	—	—
Exceptional employee bonuses in relation to cost savings and turnaround plans (h)	—	—	2	3	3
Other (i)	(8)	3	8	—	—

Management Adjusted EBITDA(j)	(24)	48	160	102	144

(a)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. This lag will, generally, increase our earnings and Management Adjusted EBITDA in times of rising primary aluminum prices and decrease our earnings and Management Adjusted EBITDA in times of declining primary aluminum prices. We exclude the effects of metal price lag from our determination of Management Adjusted EBITDA as it is not an indicator of the performance of our underlying operations.

(b)	Represents exceptional external consultancy costs which relate to (i) the preparation of the divestment of the AEP Business in 2009 and 2010 and (ii) the implementation of our cost savings program and set up of our IT infrastructure in 2011.

(c)	Represents the non-cash step up in inventory costs on the Acquisition of €12 million.

(d)

Represents the incremental standalone costs that would have been incurred if the Predecessor had operated as a standalone entity. This €19 million of corporate head office costs incurred in the six months ended June 30, 2012 was pro-rated for a twelve-month period after adjustment to remove the Predecessor corporate costs. The corporate head office costs include finance, legal, human resources and other corporate services that are now provided to our reporting segments and are principally provided at our corporate support services group headquartered in Paris.

(e)	Represents the Apollo management fee, payable annually post-Acquisition, which is equal to the greater of $2 million per annum or one percent of our adjusted EBITDA measure before such fees, as defined in the Shareholders Agreement, plus related expenses.

(f)	Prior to the Acquisition, the Predecessor did not hedge U.S.dollar denominated aerospace contracts, which resulted in exposures to fluctuating euro-to-U.S. dollar exchange rates. Following completion of the Acquisition, we have implemented a policy to fully hedge foreign currency transactions against fluctuations in foreign currency. This adjustment is calculated based on the revenues generated by our aerospace contracts and assumes a U.S dollar: euro exchange rate of 1.2253 to 1, which is the average exchange rate for the first six months of 2006 when such contract volumes became committed and therefore this rate has been applied to revenue recorded throughout the Predecessor Period. If the U.S. dollar had weakened/strengthened by 8 percent against the euro, our adjustment would have been €13 million and €12 million higher or lower in 2009 and 2010, respectively.

(g)	Reflects the exceptional non-cash gain on cancellation of a Swiss Franc 40 million shareholder loan.

(h)	Represents one-off bonuses under a two year plan, paid to selected employees in relation to the achievement of cost savings targets as described in (j) below and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.

(i)	Other adjustments are as follows: (i) in 2009, the exceptional gain in relation to an insurance claim of €8 million related to a stretcher outage in 2008 and early 2009 at our plant in Issoire; (ii) in 2010, the adjustment of €3 million relates to exceptional scrap costs resulting from processing issues directly resulting from quality issues in the supply of raw materials at our Ravenswood plant; and (iii) in 2011, €8 million of losses on metal purchases which were erroneously invoiced in U.S. dollars by the supplier in the period from January through August 2011 and paid in U.S. dollars up to November 2011. As of October 2011, invoicing and payment has been in euros. As this U.S. dollar-to-euro exposure from January through November 2011 was not effectively hedged, we consider this to be an exceptional loss and not part of our underlying trading.

(j)	Our Management Adjusted EBITDA in 2009 and 2010 does not reflect the impact of €67 million of cost savings realized in the year ended December 31, 2011. These costs savings relate to the reduction of over 200 full time employees in 2011, increased centralization in procurement and global sourcing of materials and increased efficiencies in production processes. If these cost savings had been realized in the 2009 and 2010 periods, this would have increased our Management Adjusted EBITDA to €43 million and €113 million, respectively.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined and consolidated financial statements and unaudited condensed interim consolidated financial statements and the related notes, before investing in our ordinary shares. If any of the following risks materialize, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. See “Important Information and Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and cost reduction initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions or an increase in operating costs. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and cost reduction initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

The cyclical nature of the metals industry, our end-use markets and our customers’ industries could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminum products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

Economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

The commercial aerospace industry is cyclical and downturns in the commercial aerospace industry could materially adversely affect our business.

We derive a significant portion of our revenues (approximately 8 percent for the last twelve months ended June 30, 2012) from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. In recent years, a number of major airlines have undergone chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Downturns in the automotive and heavy duty truck and trailer industries could materially adversely affect our business.

The demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

The seasonal nature of some of our customers’ industries could have a negative effect on our results of operations, financial condition and cash flows.

Customer demand in the aluminum industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unfavorable weather in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

Our business is subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, IT systems and process failures, electrical blackouts, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood facility was damaged due to a defect in its hydraulic system causing a substantial outage at that facility resulting in a material impact on our production volumes at this facility and on our financial results for the affected period.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Spain, Greece, Portugal and Ireland by euro-zone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among euro-zone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the Company’s euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, there can be no assurance that the actions we have taken or may take in response to the economic conditions may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our historical combined

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and consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business abroad.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations, particularly in other parts of Asia. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminum prices and other raw materials prices. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements. Further, if major financial institutions continue to consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity in the derivative markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

To the extent our hedging transactions fix prices or exchange rates and primary aluminum prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, our income and cash flows will be lower than they otherwise would have been. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period to period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. Final regulations pursuant to this legislation defining which companies will be subject to the legislation have not yet been adopted. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, they could have an adverse effect on our financial condition and results of operations.

Aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminum products compete with products made from other materials—such as steel, glass, plastics and composites—for various applications. Higher aluminum prices relative to substitute materials tend to make aluminum products less competitive with these alternative materials. Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminum products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations.

Customers in our end-markets, including the aerospace, automotive and can sectors, use and continue to evaluate the further use of alternative materials to aluminum in order to reduce the weight and increase the efficiency of their products. Although trends in “lightweighting” have generally increased rates of using aluminum as a substitution of other materials, the willingness of customers to accept substitutions for aluminum, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminum products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

We are dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum.

We have supply arrangements with a limited number of suppliers for aluminum and other raw materials. Increasing aluminum demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. If any of our key suppliers are unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We also depend on scrap aluminum for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows could be reduced.

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 41 percent of our consolidated revenues for the last twelve months ended June 30, 2012. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts with a significant number of our customers, some of which are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive supply conditions. Our failure to successfully renew, renegotiate or re-price such agreements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

The seasonal nature of some of our customers’ industries could have a negative effect on our results of operations, financial condition and cash flows.

Customer demand in the aluminum industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to

June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unfavorable weather in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing the equilibrium prices in our markets. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive in relation to the products of companies based in other countries and economies of scale in purchasing, production and sales. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminum industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured some of our natural gas and electricity under fixed price commitments, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, could have a material adverse effect on our business, financial condition and results of operations.

Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with existing, new or proposed regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing, new and proposed regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Existing and possible new regulations regarding carbon dioxide and other greenhouse gas emissions, especially a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (Registration, Evaluation, Authorisation, and Restriction of Chemical substances) in the European Union. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminum-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance, including with respect to our AIRWARE™ material solution. We cannot assure you that these initiatives will be completed or that they will have their intended benefits, such as the realization of estimated cost saving from such activities. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were €47 million for the six months ended June 30, 2012 and €97 million, €51 million and €61 million for the years ended December 31, 2011, 2010 and 2009, respectively. We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €10 million for the six months ended June 30, 2012, €20 million for the year ended December 31, 2011 and €6 million for the year ended December 31, 2010. The 2012 costs are primarily in relation to an efficiency improvement program launched at our Sierre, Switzerland facility in June 2012. Restructuring costs in 2011 were primarily in relation to corporate restructuring and full-time employee reductions throughout our operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, impairment charges, restructuring charges and related costs and expenses including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration of our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in these activities in the future.

In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs or otherwise impair our business, financial condition and results of operations.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies, or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us.

If we are unable to meet our debt service obligations and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sale of assets and subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions. In addition, our Term Loan requires us to maintain a consolidated secured net leverage ratio of no more than (a) for all fiscal quarters ending on or prior to June 30, 2013, 2.25 to 1.00 and (b) for all fiscal quarters ending after June 30, 2013, 2.00 to 1.00. As a result of these covenants, we may be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, our lenders may not be required to lend additional amounts to us and could in certain circumstances elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our existing indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default will trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Certain Indebtedness.”

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is subject to variable rates of interest and exposes us to interest rate risk. See “Description of Certain Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income, even though the amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States, unfunded pension benefits in France, Switzerland and Germany and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including expected long-term rates of return on plan assets and interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We could experience labor disputes that could disrupt our business.

A significant amount of our employees (approximately 80 percent of our total headcount) are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations. For example, we experienced work stoppages and labor disturbances at our Ravenswood facility in early August 2012 in conjunction with the renegotiation of the collective bargaining agreement; the Ravenswood employees returned to work in mid-September 2012. In addition, and mainly in Europe, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and as a result our financial condition and results of operations, may be negatively affected. Moreover, the pool of qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

We have a short history as a standalone company which may pose operational challenges to our management.

Following the closing of the Acquisition, we ceased being a subsidiary of Rio Tinto. Our management team has had and could continue to face operational and organizational challenges and costs related to establishing ourselves as a standalone company, such as establishing various corporate functions, formulating policies, preparing standalone financial statements and integrating the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and evolve our financial reporting and internal controls, we may be unable to accurately report our financial results or prevent fraud and may as a result become subject to sanctions by the SEC. Establishing effective internal controls may also result in higher than anticipated operating expenses.

We expect that we will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with our annual report for the year ending December 31, 2014. We are working to establish internal controls that will facilitate compliance with these requirements, and we may accordingly experience higher than anticipated operating expenses, as well as increased independent auditor fees as we continue our compliance efforts.

If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigations by regulatory authorities such as the SEC. If we do not adequately implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret, and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer, or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Failure to protect our information systems against cyber-attacks or information security breaches could have a material adverse effect on our business.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites and employee health and safety. At December 31, 2011, we had close down and environmental restoration costs provisions of €55 million. Future environmental regulations could impose stricter compliance requirements on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter even though others were also involved or responsible.

We have accrued, and will accrue, for costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

In addition to the matters described above, we may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases in our effective tax rate and exposures to additional income tax liabilities due to audits could materially adversely affect our business.

We operate in multiple tax jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating loss and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

Our historical and adjusted financial information presented in this prospectus may not be representative of results we would have achieved as an independent company or of our future results.

The historical and adjusted financial information we have included in this prospectus does not necessarily reflect what our results of operations, financial position or cash flows would have been had we been an independent company during the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical and adjusted financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Past performance is not necessarily an indicator of future performance. In addition, our financial results as a subsidiary of Rio Tinto may not be indicative of our results as a standalone company, as they may not be directly comparable.

We are principally owned by Apollo, Rio Tinto and FSI, and their interests may conflict with or differ from your interests as a shareholder.

After the completion of this offering, Apollo, Rio Tinto and FSI will continue to own a significant amount of our equity and their interests may not always be aligned with yours. In addition, Apollo, Rio Tinto and FSI will continue to have certain board representation rights pursuant to their shareholders agreement with Constellium. See “Certain Relationships and Related Party Transactions – Amended and Restated Shareholders Agreement.” These shareholders may have interests that are different from yours and they may exercise their voting and other rights in a manner that may be adverse to your interests.

In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

Apollo is in the business of making investment in companies and currently holds, and may from time to time in the future acquire, controlling interests in businesses engaged in the metals industry that complement or directly or indirectly compete with certain portions of our business. So long as Apollo continues to indirectly own a significant amount of our equity, even if such amount is less than 50 percent, it will continue to be able to strongly influence or effectively control our business decisions.

We are a foreign private issuer under the U.S. securities laws within the meaning of the NYSE rules. As a result, we will qualify for and may rely on exemptions from certain corporate governance requirements.

As a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including that (i) a majority of the board of directors consist of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement in connection with the solicitation of proxies for shareholders meetings.

Following this offering, we intend to rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of certain of the NYSE corporate governance rules specified above. Accordingly, so long as we qualify as a foreign private issuer, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Although we expect that we will continue to maintain our status as a foreign private issuer, we could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10 percent owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, and adopt a code of ethics, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We are subject to the Dutch Corporate Governance Code, which applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The Dutch Code contains principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Dutch Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the Dutch Code and, if they do not comply with those provisions, to give the reasons for such non-compliance. The principles and best practice provisions apply to the board (relating to, among other matters, the board’s role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of a company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We have decided not to comply with a number of the provisions of the Dutch Code because such provisions conflict, in whole or in part, with the corporate governance rules of NYSE and U.S. securities laws that apply to our company whose ordinary shares are traded on the NYSE, or because such provisions do not reflect customary practices of U.S. public companies. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Code.

Risks Related to Our Ordinary Shares and the Offering

There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our ordinary shares will lead to the development of an active trading market on the NYSE, Euronext Paris or otherwise, or how liquid that market might become. The initial public offering price for the ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering.

The market price of our ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control and could result in significant fluctuations, including: (i) the failure of financial analysts to cover our ordinary shares after this offering, changes in financial estimates by analysts or any failure by us to meet or exceed any of these estimates; (ii) actual or anticipated variations in our operating results; (iii) announcements by us or our competitors of significant contracts or acquisitions; (iv) the recruitment or departure of key personnel; (v) regulatory and litigation developments; (vi) developments in our industry; (vii) future sales of our ordinary shares; and (viii) investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. If any such litigation is instituted against us, it could materially adversely affect our business, results of operations and financial condition.

Transformation into a public company may significantly increase our operating costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares. We will also incur increased costs or costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, directors and officers liability insurance, investor relations and various other costs of a public company. The additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to identify and complete business opportunities and increasing the difficulty we face in both retaining professionals and managing and growing our businesses. Any of these effects could materially harm our business, results of operations and financial condition.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on qualified independent directors.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Prior to the completion of the offering, we expect to amend our Amended and Restated Articles of Association to provide authorization to issue up to                  shares, which may be designated as ordinary shares or preference shares or such other classes of shares as the board of directors may determine.                  ordinary shares will be outstanding upon the completion of this offering. All of the ordinary shares sold in this offering will be freely transferrable without restriction or further registration. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

Any shareholder acquiring 30 percent or more of our voting rights may be required to make a mandatory takeover bid or be subject to voting restrictions.

Under Dutch law, if a party directly or indirectly acquires control of a Dutch company, all or part of whose shares are admitted to trading on a regulated market, that party may be required to make a public offer for all other shares of the company (mandatory takeover bid). “Control” is defined as the ability to exercise, whether or not in concert with others, at least 30 percent of the voting rights at a general meeting of shareholders. Controlling shareholders existing before this offering are generally exempt from this requirement, unless their controlling interest drops below 30 percent and then increases again to 30 percent or more. The purpose of this requirement is to protect the interests of minority shareholders. Any shareholder acquiring 30 percent or more of our voting rights may be limited in its ability to vote on our ordinary shares.

Provisions of our organizational documents and Dutch corporate law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our board of directors.

Several provisions of our Amended and Restated Articles of Association and the laws of the Netherlands could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. Provisions of our Amended and Restated Articles of Association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Our general meeting of shareholders has empowered our board of directors to issue shares and restrict or exclude pre-emptive rights on those shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders.

Any issuance of preference shares could make it difficult for another company to acquire us or could otherwise materially adversely affect holders of our ordinary shares, which could depress the price of our ordinary shares.

Our general meeting of shareholders has empowered our board of directors to issue preference shares and restrict or exclude pre-emptive rights on those shares for a period of five years as of         . Our preference shares could be issued with liquidation, dividend and other rights superior to the rights of holders of our ordinary shares. Constellium has granted a call option to Stichting Preferente Aandelen Constellium Holdco N.V. (the “Foundation”). Pursuant to the call option the Foundation has the right to exercise the call option at any time either wholly or partly. When exercising the call option, the Foundation is entitled to subscribe for preference shares up to a maximum amount that is equal to 100% of our total issued and outstanding share capital (excluding issued and outstanding preference shares). The potential issuance of preference shares may delay or prevent a change in control of Constellium, discourage bids for our ordinary shares at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our ordinary shares.

You will suffer an immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase.

The offering price is substantially higher than the adjusted net tangible book value per share of the outstanding ordinary shares immediately after the completion of this offering. Accordingly, based on a public offering price of $         per share, purchasers of ordinary shares in this offering will experience immediate and substantial dilution of approximately $         per share in the adjusted net tangible book value of the ordinary shares. See “Dilution.”

Because we currently have no plans to pay regular dividends on our ordinary shares for the foreseeable future, you may not receive any return on your investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently have no plans to pay regular dividends on our common stock. Any declaration and payment of future dividends to holders of our ordinary shares may be limited by restrictive covenants in our debt agreements, and will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, cash flows, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, the agreements governing our current and future indebtedness may restrict our ability to pay dividends on our ordinary shares. As a result, you may not receive any return on your investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our board, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court. Under current practice however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

In connection with this offering, we will convert from a Dutch private limited liability company to a Dutch public limited liability company. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

In connection with this offering we will convert from a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public limited liability company (naamloze vennootschap). Our corporate affairs will be governed by our Amended and Restated Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Dutch Corporate Governance Code.”

Exchange rate fluctuations may adversely affect the foreign currency value of the ordinary shares and any dividends.

The ordinary shares will be quoted in U.S. dollars on the NYSE. Our financial statements are prepared in euros. Fluctuations in the exchange rate between euros and the U.S. dollar will affect, among other matters, the U.S. dollar value of the ordinary shares and of any dividends.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our company, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our share price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause our stock price or trading volume to decline.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this prospectus.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking statements in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials;

•	the possibility of unplanned business interruptions and equipment failure;

•	adverse conditions and disruptions in European economies;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum;

•	the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts;

•	competition and consolidation in the industries in which we operate;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations and attract and retain qualified employees;

•

the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We expect to receive total estimated net proceeds of approximately $             million from the offering, based on the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $             million. Each increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $             million.

We intend to use the net proceeds of this offering for general corporate purposes, including for working capital, capital expenditures, and funding acquisition opportunities that may become available to us from time to time. Prior to their application, the net proceeds may be invested in short-term investments. Our management will have broad discretion over the uses of the net proceeds received in this offering.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our ordinary shares following this offering and instead may retain any earnings for future operations and expansion and debt repayment. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory future prospects and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In general, any payment of dividends must be made in accordance with our Amended and Restated Articles of Association and the requirements of Dutch law. Under Dutch law, payment of dividends and other distributions to shareholders may be made only if our shareholders’ equity exceeds the sum of our called up and paid-in share capital plus the reserves required to be maintained by law and by our Amended and Restated Articles of Association.

In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions.

As of the date of this prospectus, we have not paid any dividends to our shareholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012 on a historical basis and on an adjusted basis to give effect, as if it had occurred on June 30, 2012, to the sale of ordinary shares in this offering at an assumed offering price of $             per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the interim consolidated financial statements and the related notes thereto, which appear elsewhere in this prospectus.

	As of June 30, 2012
	Historical	As adjusted for the Offering
	(€ in millions)
	(unaudited)
Cash and cash equivalents(1)	118

Current borrowings(2)	175
Non-current borrowings(3)
Floating rate term loan facility(4)	144
Other long-term borrowings(5)	2

Total long-term borrowings	146

Total borrowings(6)	321

Share capital(7)	—
Share premium	98
Retained deficit	(235)

Total deficit	(137)

Total capitalization(8)	184

(1)	Cash and cash equivalents include cash in hand and in bank accounts, short-term deposits held on call with banks and highly liquid investments which are readily convertible into cash, less bank overdrafts repayable on demand if there is a right of offset.

(2)	Represents amounts due in relation to factoring of trade accounts receivables balances in Germany, France and Switzerland of €127 million, amounts drawn under the Ravenswood LLC revolving credit facility of €44 million and other miscellaneous current borrowings.

(3)	Represents the principal amount of borrowings excluding any unamortized debt issuance costs.

(4)	Represents the principal amount of borrowings drawn down under the floating rate Term Loan due May 2018, excluding €14 million of unamortized financing costs.

(5)	Represents other miscellaneous borrowings.

(6)	As of June 30, 2012, €321 million of our borrowings is secured and guaranteed.

(7)	Represents issued share capital of (i) 3,697,197 Class A ordinary shares and (ii) 91,684 Class B ordinary shares. All shares have a par value of €0.01 per share.

(8)	Total capitalization is total borrowings and total equity.

DILUTION

If you invest in our ordinary shares, your interest will be diluted by the amount by which the offering price per share paid by the purchasers of ordinary shares in this offering exceeds the net tangible book value per ordinary share following this offering. As of June 30, 2012, our net tangible book value was approximately $             million, or $             per ordinary share. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of ordinary shares outstanding.

Our net tangible book value as of June 30, 2012 would have been approximately $            , or $             per ordinary share, after giving effect to the sale by us of         ordinary shares in this offering at the offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, each as if they had occurred on June 30, 2012.

This represents an immediate increase in the net tangible book value of $             per share to existing shareholders and an immediate dilution in the net tangible book value of $             per share to the investors who purchase our ordinary shares in this offering.

The following table illustrates this per share dilution:

Per Share
Offering price per ordinary share(1)		$
Net tangible book value per ordinary share as of June 30, 2012	$
Increase in adjusted net tangible book value per ordinary share attributable to this offering

Adjusted net tangible book value per ordinary share this offering

Dilution per ordinary share to new investors(2)		$

(1)	Offering price assumed to be $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	New investors include the purchasers of shares in this offering.

A $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our adjusted net tangible book value by $             million, after giving effect to this offering, and would increase (or decrease) the dilution per share by $            .

The following table summarizes, as of June 30, 2012, the difference between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us for these shares, and the average price per share paid by our existing shareholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders		%		%	$
New investors		%		%	$

Total		100.0%		100.0%	$

OUR HISTORY AND CORPORATE STRUCTURE

Our History

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”).

Upon completion of the Acquisition on January 4, 2011, Constellium Holdco B.V.’s principal shareholders were investment funds affiliated with or managed by affiliates of Apollo Global Management, LLC, a leading global alternative investment manager; affiliates of Rio Tinto, a leading international mining group headquartered in the United Kingdom, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange; and Fonds Stratégique d’Investissement, the French public investment fund jointly owned by Caisse des Dépôts et Consignations and the French State specializing in equity financing via direct investments or funds of funds. As used in this prospectus, the term “Apollo” means investment funds affiliated with, or co-investment vehicles managed indirectly by, Apollo Global Management, LLC; the term “Rio Tinto” refers to Rio Tinto or an affiliate of Rio Tinto; and the term “FSI” means Fonds Stratégique d’Investissement or other entities affiliated with Fonds Stratégique d’Investissement. Apollo, Rio Tinto and FSI held 51 percent, 39 percent and 10 percent, respectively, of the outstanding shares of Constellium Holdco B.V. at the closing of the Acquisition and in the aggregate subscribed for a total of $125 million of equity in Constellium. Apollo, Rio Tinto and FSI continue to be our principal shareholders.

As of June 30, 2012, approximately 6.85 percent of the outstanding shares of Constellium Holdco B.V. were held by Omega Management GmbH & Co. KG (“Management KG”), which was formed in connection with a management equity plan to facilitate equity ownership by Constellium’s management team. Under the terms of the management equity plan described in “Management – Management Equity Plan,” a total of 52 members of our senior management invested in the company. The partnership of Management KG provides that the Constellium Holdco B.V. shares that it holds are voted in the same manner as, and in proportion to the respective equity ownership amounts of, Apollo, Rio Tinto and FSI.

At the closing of the Acquisition, Apollo and FSI also committed to provide a $275 million (€212 million) delayed draw bridge term loan to Constellium Holdco B.V., of which $185 million (€143 million) was drawn at and following such closing to fund various one-time, non-recurring costs expected in the first 18-months post-closing. The amounts outstanding under this term loan were subsequently repaid in full, and this term loan was terminated in connection with Constellium’s entry into the six-year Term Loan described below.

On October 10, 2011, we and Rio Tinto agreed on certain post-closing purchase price adjustments that resulted in a net payment by Rio Tinto to Constellium Holdco B.V. of $6 million (€4 million) plus a settlement of inter-company balances of $6 million (€4 million). We received a net amount of $12 million (€9 million). On December 30, 2011, we disposed of substantially all of our interests in AIN, our specialty chemicals and raw materials supply chain services division, to CellMark AB. We are currently engaged in discussions with CellMark regarding certain post-closing purchase price adjustments relating to the disposition.

On May 25, 2012, we secured external financing from a group of lenders in the form of a six-year term loan (the “Term Loan”) for $200 million (€158 million). Proceeds from the Term Loan were used to repay the shareholder loan provided by Apollo and FSI. Concurrently, we entered into a new revolving credit facility (“ABL”) in the United States replacing the previous facility. See “Description of Certain Indebtedness.”

On                 , in connection with this offering, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium Holdco N.V.

Corporate Structure

The following diagram summarizes our corporate structure after giving effect to our initial public offering:

SELECTED FINANCIAL INFORMATION

The following tables set forth our historical combined and consolidated financial data.

On January 4, 2011, Constellium Holdco B.V. (referred to in this prospectus as the “Successor”) acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). For comparison purposes, our results of operations for the year ended December 31, 2011 and the six months ended June 30, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2010 and 2009. However, it should be noted that the Successor periods are not comparable to the Predecessor periods due to the application of acquisition accounting.

The selected historical financial information of the Predecessor as of and for the years ended December 31, 2009 and 2010 has been derived from the audited combined financial statements included elsewhere in this prospectus. The Predecessor financial information has been prepared to present the assets, liabilities, revenues and expenses of the combined AEP Business on a standalone basis up to the date of divestment from Rio Tinto.

The selected historical financial information of the Successor as of and for the year ended December 31, 2011 and as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 has been derived from the audited consolidated financial statements and the unaudited condensed interim consolidated financial statements included elsewhere in this prospectus.

The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year or any future period.

The audited combined and consolidated financial statements and unaudited condensed interim consolidated financial statements included elsewhere in this prospectus have been prepared according to the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

We have not included financial information as of and for the year ended December 31, 2007 as this information is not available and would result in unreasonable effort and expense on us if we were to prepare such information.

You should regard the selected financial information below only as an introduction and should base your investment decision on a review of the entire prospectus. In particular, you should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements, including the notes to those combined and consolidated financial statements, which appear elsewhere in this prospectus.

	Predecessor as of and for the year ended December 31,			Successor as of and for the year ended December 31,	Successor for the six months ended June 30,
(€ in millions other than per share data)	2008	2009	2010	2011	2011	2012
					(unaudited)
Statement of income data:
Revenue	3,318	2,292	2,957	3,556	1,849	1,911
Gross profit	50	42	242	321	166	276
Operating profit/(loss)	(825)	(240)	(248)	(59)	57	102
Profit/(loss) for the period—continuing operations	(639)	(215)	(209)	(166)	(37)	39
Profit/(loss) for the period	(644)	(218)	(207)	(174)	(38)	38
Profit/(loss) per share – basic	n/a	n/a	n/a	(48.2)	(10.8)	10.2
Profit/(loss) per share – diluted	n/a	n/a	n/a	(48.2)	(10.8)	10.2
Profit/(loss) per share – basic—continuing operations	n/a	n/a	n/a	(46.0)	(10.5)	10.5
Profit/(loss) per share – diluted—continuing operations	n/a	n/a	n/a	(46.0)	(10.5)	10.5
Weighted average number of shares outstanding	n/a	n/a	n/a	3,606,653	3,516,572	3,710,863
Dividends per ordinary share (euro)	—	—	—	—	—
Balance sheet data:
Total assets	2,583	2,040	1,837	1,612	n/a	1,833
Net assets/(liabilities) or total invested equity	227	108	199	(113)	n/a	(137)
Share capital	n/a	n/a	n/a	—	n/a	—
Other operational and financial data (unaudited):
Net trade working capital(1)	(240)	(228)	305	224	n/a	255
Capital expenditure	127	61	51	97	40	47
Volumes (in KT)	982	871	972	1,058	545	542
Revenue per ton	3,379	2,631	3,042	3,361	3,393	3,526

(1)	Net trade working capital represents total current assets minus total current liabilities, excluding assets/liabilities held for sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our audited combined financial statements as of and for the years ended December 31, 2010 and 2009, which we refer to in this section as the “Predecessor Period,” our audited consolidated financial statements as of and for the year ended December 31, 2011, which we refer to in this section as the “Successor Period,” and our unaudited condensed interim consolidated financial statements as of June 30, 2012 and for the six months ended June 30, 2011 and 2012, which appear elsewhere in this prospectus. The following discussion is to be read in conjunction with “Selected Financial Information,” “Business” and our audited combined and consolidated financial statements, our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this prospectus.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following MD&A is provided to supplement the audited combined and consolidated financial statements, the unaudited condensed interim consolidated financial statements and the related notes included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

•

Basis of Preparation. This section provides a description of the financial statements included in this prospectus, detailing the method of preparation of the period prior to the Acquisition in the audited combined financial statements of the Predecessor (as defined below) and after the Acquisition (as defined below) on January 4, 2011 in our audited consolidated financial statements and our unaudited condensed interim consolidated financial statements.

•

Company Overview. This section provides a general description of our business as well as an introduction to our operating segments, key factors influencing our financial condition and results of operations, and our Key Performance Indicators, in addition to recent developments that we believe are necessary to understand our financial condition and results of operations and to anticipate future trends in our business.

•

Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2009, 2010 and 2011 and for the six-month periods ended June 30, 2011 and 2012.

•	Covenant Compliance and Financial Ratios. This section provides a reconciliation of our Management Adjusted EBITDA to our net income/loss for the period as required under our financing facilities.

•

Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2009, 2010 and 2011 and for the six-month periods ended June 30, 2011 and 2012.

•	Contractual Obligations and Contingencies. This section provides a discussion of our commitments as of December 31, 2011 and June 30, 2012.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

•

Critical Accounting Policies and Estimates. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Basis of Presentation

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., and which, together with its subsidiaries, are referred to in this section as the “Successor,” acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). Apollo and FSI acquired 51 percent and 10 percent, respectively, of Constellium Holdco B.V., and Rio Tinto retained 39 percent.

For comparison purposes, our results of operations for the year ended December 31, 2011 are presented alongside the Predecessor results of operations for the years ended December 31, 2009 and 2010. These results are not prepared on the same basis of accounting and therefore may not be directly comparable as the Predecessor Period has been prepared using the principles of carve-out accounting. The carve-out combined financial statements present a portion of the entities, divisions and business which were acquired and these did not constitute a separate legal entity. Although we believe that the assumptions underlying the combined financial statements, including the allocations from the previous owner, are reasonable, the combined financial statements may not be representative of the results of operations, financial position and cash flows in the future or what it or they would have been had we been a standalone entity during the years ended December 31, 2010 and 2009.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added plate, coil, sheet and extruded aluminum products to the packaging, aerospace, automotive, other transportation, and industrial end-markets. Our leadership positions include a number one position in global aerospace plates and a number one position in European can sheet. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

Our registered office and principal executive offices are located in the Netherlands and our corporate support services group is headquartered in Paris, France. We have approximately 8,900 employees and 25 state-of-the-art, integrated production facilities, ten administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced products that command higher margins than less differentiated aluminum products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as aerospace. Our technological advantage and relationship with our customers is driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also helps us to maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the packaging, aerospace, automotive, and other transportation industries including Boeing, Airbus, Rexam, Crown, Ball and Amcor, as well as a number of leading automotive firms. The average length of our customer relationships with our top 20 customers exceeds 25 years.

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto, one of our shareholders. In addition, a material portion of our slab and billet supply is produced in our own casthouses. This provides a cost advantage compared to our competitors.

For the year ended December 31, 2011, we generated revenues of €3,556 million, a net loss from continuing operations of €166 million and Segment Adjusted EBITDA of €103 million.

For the six months ended June 30, 2012, we generated revenues of €1,911 million, net income from continuing operations of €39 million and Segment Adjusted EBITDA of €131 million.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base.

Aerospace & Transportation Segment

Our global Aerospace & Transportation segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. Complementing our product range, we offer a range of services designed to optimize customer operations and reduce costs. Aerospace & Transportation accounted for 31 percent of our revenues and 34 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

Packaging & Automotive Rolled Products Segment

In our Packaging & Automotive Rolled Products segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 77 percent of segment volume for the year ended December 31, 2011 was in packaging applications, which primarily include beverage and food can stock as well as closures and foil stock. The remaining 23 percent of segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products segment accounted for 44 percent of revenues and 39 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 25 percent of revenues and 19 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

Discontinued Operations

At December 30, 2011, we disposed of the vast majority of our specialty chemicals and raw materials supply chain services division, AIN.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The Aluminum Industry

We participate in select segments of the aluminum semi-fabricated products industry, including rolled and extruded products. Aluminum is a widely used industrial material with highly attractive properties. It is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminum can also be recycled repeatedly without any material decline in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to the cost of producing both primary aluminum and many other competing materials. Due to these qualities, the penetration of aluminum into a wide variety of applications continues to increase. We believe that long-term growth in aluminum consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing focus globally on sustainability and environmental issues. Aluminum is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminum as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of tons invoiced and processed. Increased production volumes will result in lower per unit costs, while higher invoiced volumes will result in additional revenues and associated margins.

Price

Our products are sold under both short- and long-term contracts. For 95 percent of our volumes, we charge our customers a price that is equal to the aluminum price plus a fixed conversion fee. The aluminum price is either based on a LME value either at its forward price at the time of ordering or contracting (fixed price) or based on a future average. Our exposure to changing primary aluminum prices, both in terms of liquidity and operating results, is greater for fixed price sales contracts where aluminum price changes are not able to be passed along to our customers. However, since the Acquisition, we have developed and implemented a policy to enter into derivative financial instruments to pass through our exposure to financial institutions at the time the contractual metal price is set. Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminum prices and, while we have limited our exposure to unfavorable price changes, we have also limited our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminum prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminum included in our revenues and the price of aluminum impacting our cost of sales as “metal price lag.”

Also included in our contribution margin is the impact of differences between changes in the prices of primary and scrap aluminum. As we price our product using the prevailing price of primary aluminum but purchase large amounts of scrap aluminum to produce our products, we benefit when primary aluminum price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminum price increases, our contribution margin will be negatively impacted. The difference between the price of primary aluminum and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

Seasonality

Customer demand in the aluminum industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly affected by the economic conditions which impact our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We also have an “asset-light” policy and seek to purchase transportation and logistics services from third parties, to the extent possible, in order to manage our fixed costs base.

We believe that our portfolio is relatively resistant to economic cycles in each of our three main end-markets (aerospace, packaging and automotive):

•

We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes in an environment of high oil prices. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents 8.5 years of manufacturing at current delivery rates.

•

Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing penetration of aluminum in can body stock at the expense of steel and (iv) eastern Europe consumption increase linked to purchasing power growth.

•

Although the automotive industry as a whole is a cyclical industry, its demand for aluminum has been increasing in recent years. For instance, according to CRU International Limited, the estimated consumption of rolled products for automotive bodies in Western Europe has increased by 21 percent, from 87 kilotons to 105 kilotons, between 2009 and 2011. This was due to the lightweighting requirement for new car models, which drove a positive substitution of heavier metals in favor of aluminum.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

In addition, a portion of our revenues are denominated in U.S. dollars, while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

We mark-to-market open derivatives at the period end giving rise to unrealized gains or losses which are classified as non-cash items. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Segment Adjusted EBITDA and Management Adjusted EBITDA.

Currency

We are a global company with operations as of June 30, 2012 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. Our consolidated or combined revenue and results of operations are affected by fluctuations in the exchange rates of the currencies of the countries in which we operate.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 19 percent of our costs of operations for the year ended December 31, 2011 and 20 percent for the six months ended June 30, 2012. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on holiday and increased volume of activity.

Separation from Rio Tinto and Other Acquisition Considerations

Our results since the Acquisition have been affected by certain additional factors that may make our historical results not indicative of our likely future performance.

The costs and expenses reflected in our combined financial statements include historical management fees for certain corporate functions which were provided to the Predecessor by Rio Tinto, including legal, finance, human resources and other administrative functions. These management fees were based on what Rio Tinto considered to be reasonable reflections of the historical utilization levels of these functions required in support of the AEP Business. Moreover, our combined financial statements and other historical financial information included in this prospectus do not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. In particular, the Predecessor combined financial statements do not reflect the costs of borrowing funds as a separate entity.

Presentation of Financial Information

Constellium acquired the AEP Business from Rio Tinto on January 4, 2011. The financial information presented herein therefore consists of unaudited condensed interim consolidated financial statements of Constellium Holdco B.V. and its subsidiaries as of June 30, 2012 and for the six months ended June 30, 2011 and 2012, audited consolidated financial statements for the year ended December 31, 2011 (the Successor Period) and audited combined financial statements for the years ended December 31, 2009 and 2010 (the Predecessor Period).

The Predecessor combined financial statements were specifically prepared on a carve-out basis in connection with the disposal by Rio Tinto for the purposes of presenting, as far as practicable, the assets, liabilities, revenues and expenses of the AEP Business on a standalone basis. The Predecessor combined financial statements of Constellium are an aggregation of financial information from the individual companies that made up the AEP Business and include allocations of certain expenses from the previous owner. Accordingly, the combined financial statements of the Predecessor are not necessarily representative nor indicative of the financial position, results of operations or cash flows that would have been obtained had the AEP Business operated independently or under separate ownership.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the European Union. The Predecessor combined financial statements have been prepared in accordance with IFRS as issued by the IASB.

Our presentation currency is the euro.

Results of Operations

Description of Key Line Items of the Historical Combined and Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical combined and consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•

Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dyes and utility costs.

•

Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•

Research and development expenses. Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•

Restructuring costs. Restructuring costs are the expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements. These costs primarily relate to severance payments, pension curtailment costs and contract termination costs.

•	Impairment charges. Impairment charges relate to the diminution in value of property, plant and equipment and intangible assets.

•

Other gains/ (losses), net. Other expenses or income include gains or losses from the sale of property, plant and equipment and businesses, realized and unrealized gains or losses on derivative instruments, exchange gains or losses on remeasurements of monetary assets or liabilities, other non-operating gains and losses and miscellaneous costs.

•

Other expenses. Other expenses mainly comprise acquisition costs, which are costs incurred in relation to the acquisition by Constellium of substantially all of the entities, divisions and businesses of the AEP Business on January 4, 2011.

•

Finance income or expenses. Interest income mainly relates to interest earned on loans and deposits and lease payments received in relation to finance leases. Interest and similar expenses relate to interest and amortized set up fees charged on loans, factoring and other borrowings.

•

Share of profit in joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Results from investments in joint ventures represents Constellium’s share of results of Rhenaroll S.A., a company specializing in chrome plating, grinding and repairing of rolling mills rolls and rollers and Stojmetal Kamenice which forges products for the automotive industry. The results of these joint ventures are accounted for using the equity method.

•

Income taxes. Income tax represents the aggregate amount included in the determination of profit or loss for the year in respect of current tax and deferred tax. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a year. Deferred tax represents the amounts of income taxes payable/(recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

	Predecessor combined for the year ended December 31,		Successor consolidated for the year ended December 31,	Successor consolidated for the six months ended June 30,
	2009	2010	2011	2011	2012
		(€ in millions)		(unaudited)
Continuing operations
Revenue	2,292	2,957	3,556	1,849	1,911
Cost of sales	(2,250)	(2,715)	(3,235)	(1,683)	(1,635)

Gross profit	42	242	321	166	276

Selling and administrative expenses	(160)	(190)	(216)	(103)	(101)
Research and development expenses	(61)	(53)	(33)	(15)	(20)
Restructuring costs	(38)	(6)	(20)	(11)	(10)
Impairment charges	(214)	(224)	—	—	—
Other gains/(losses) net	191	(17)	(111)	20	(43)

Income/(loss) from operations	(240)	(248)	(59)	57	102
Other expenses	—	—	(102)	(94)	(2)
Finance costs net	(14)	(7)	(39)	(8)	(37)
Share of profit of joint ventures	—	2	—	—	—

Income/(loss) before income taxes	(254)	(253)	(200)	(45)	63
Income tax	39	44	34	8	(24)

Net income/(loss) from continuing operations	(215)	(209)	(166)	(37)	39
Net income/(loss) from discontinued operations	(3)	2	(8)	(1)	(1)

Net Income (Loss)	(218)	(207)	(174)	(38)	38

Results of Operations for the six months ended June 30, 2012 and June 30, 2011

	Successor consolidated for the six months ended June 30,
	2011		2012
	(€ in millions and as a % of revenues)
	(unaudited)
Continuing operations		%		%
Revenue	1,849	100%	1,911	100%
Cost of sales	(1,683)	91%	(1,635)	86%

Gross profit	166	9%	276	14%

Selling and administrative expenses	(103)	6%	(101)	5%
Research and development expenses	(15)	1%	(20)	1%
Restructuring costs	(11)	1%	(10)	1%
Impairment charges	—	—	—	—
Other gains / (losses) net	20	1%	(43)	2%
Income/(loss) from operations	57	3%	102	5%
Other expenses	(94)	5%	(2)	—
Finance costs, net	(8)	—	(37)	2%
Share of profit of joint ventures	—	—	—	—

Income/(loss) before income taxes	(45)	2%	63	3%
Income tax	8	—	(24)	1%

Net Income/(loss) from continuing operations	(37)	2%	39	2%
Net loss from discontinued operations	(1)	—	(1)	—

Net Income/(loss)	(38)	2%	38	2%

Revenue

Revenue from continuing operations increased by 3 percent, or €62 million, to €1,911 million for the six months ended June 30, 2012 from €1,849 million for the six months ended June 30, 2011. As discussed in more detail in the “Key Performance Indicators” section below, this increase in consolidated revenues was driven by increased volumes and prices in the Aerospace & Transportation segment, which contributed €5,283 per ton in comparison to €4,145 per ton in Automotive Structures & Industry and €2,585 per ton in Packaging & Automotive Rolled Products. Lower volumes in Automotive Structures & Industry and Packaging & Automotive Rolled Products during the period were partially offset by higher volumes in Aerospace & Transportation due to the strength of demand in the aerospace market and resulted in relatively stable volumes shipped for the Company.

Cost of Sales and Gross Profit

Cost of sales decreased by 3 percent, or €48 million, to €1,635 million for the six months ended June 30, 2012 from €1,683 million for the six months ended June 30, 2011, reflecting a decrease in raw materials and consumables, primarily attributable to lower aluminum prices and lower volumes in our Packaging & Automotive Rolled Products and Automotive Structures & Industry segments as well as productivity gains which were partially offset by increases in employee benefit expense.

As a result, gross profit margin improved to 14 percent for the six months ended June 30, 2012 from 9 percent for the six months ended June 30, 2011, driven by improved profitability in Aerospace & Transportation and Automotive Structures & Industry. Aerospace & Transportation continued to benefit from higher pricing and demand in the aerospace market while Automotive Structures & Industry achieved better productivity.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 2 percent, or €2 million, to €101 million for the six months ended June 30, 2012 from €103 million for the six months ended June 30, 2011. This is primarily due to a decrease in consulting fees of €3 million, offset by an increase in employee costs as the number of full-time employees involved in support functions increased by 16.

Research and Development Expenses

Research and development expenses increased by 33 percent, or €5 million, to €20 million for the six months ended June 30, 2012 from €15 million for the six months ended June 30, 2011. This increase in expenses is primarily associated with the development of AIRWARE™, a specialty material solution designed to address increasing lightweight and environmental requirements for aerospace which has been allocated across all segments.

Restructuring Costs

Restructuring expenses decreased by 9 percent, or €1 million, to €10 million for the six months ended June 30, 2012 from €11 million for the six months ended June 30, 2011. The 2012 costs are primarily in relation to an efficiency improvement program launched at our Sierre, Switzerland facility in June 2012. Restructuring costs in 2011 were primarily in relation to corporate restructuring and full-time employee reductions throughout our operations.

Other Gains/(Losses)(Net)

Other losses (net) were €43 million for the six months ended June 30, 2012 in comparison to other gains (net) of €20 million for the six months ended June 30, 2011. In the six months ended June 30, 2012, the €43 million losses (net) were primarily related to our hedging of metal prices and exchange rates variations resulting in realized and unrealized losses on derivatives of €24 million and €8 million, respectively, as well a €8 million loss linked to the settlement of the employee benefit plans in Switzerland. The other gain (net) of €20 million in the six months ended June 30, 2011 is primarily attributable to the realized gains on derivatives, partially offset by the unrealized losses on derivatives at fair value.

Other Expenses

Other expenses were €2 million for the six months ended June 30, 2012 as compared to €94 million for the six months ended June 30, 2011. In the six months ended June 30, 2011, we recorded acquisition costs of €94 million consisting of €44 million of transaction fees and fees directly related to the Acquisition and €50 million of other costs related to the Acquisition and separation. In the six months ended June 30, 2012, a further €2 million expense was incurred in relation to other separation costs.

Finance Costs (Net)

Net finance costs increased by €29 million, with €37 million incurred in the six months ended June 30, 2012 compared to €8 million for the six months ended June 30, 2011. The increase in net finance costs is attributed mainly to €7 million of arrangement fees relating to the refinancing and an €11 million unrealized loss reflecting the change in fair value of the cross currency swap we entered into in connection with our new credit facility. In addition, net finance costs in the six months ended June 30, 2012 included foreign exchanges losses on other financial items of €4 million as compared to foreign exchange gains of €9 million in the six months ended June 30, 2011, and we incurred €2 million of miscellaneous and other finance income as compared to €3 million of miscellaneous and other finance interests in the six months ended June 30, 2011.

Income Tax

An income tax charge of €24 million was incurred for the six months ended June 30, 2012 compared to an income tax benefit of €8 million for the six months ended June 30, 2011. The effective rate of tax for the six months ended June 30, 2012 was a 38 percent charge, in comparison to an 18 percent benefit for the six months ended June 30, 2011, due to non-recurring Acquisition costs that were considered nondeductible in some jurisdictions and non-recognition of deferred tax assets in 2011, as it was determined to be more likely than not that sufficient future taxable profits would be generated in certain countries to allow the utilization of these tax losses or deferred tax assets.

Net Income/(Loss) from Continuing Operations

Net income from continuing operations increased by €76 million to €39 million for the six months ended June 30, 2012 from a net loss from continuing operations of €37 million for the six months ended June 30, 2011. This was driven by an increase in gross profit and gross profit margin as a result of higher volumes and prices specifically in our Aerospace & Transportation operating segment, assisted by lower aluminum prices and decreases in selling and administrative expenses.

Discontinued Operations

Net loss from discontinued operations was €1 million for both the six months ended June 30, 2012 and 2011. This was in relation to losses in our AIN business which was disposed of in December 2011. Our loss in 2012 is related to the remainder of the AIN business that was still held as discontinued operations.

Results of Operations for the years ended December 31, 2011 and December 31, 2010

	Predecessor combined for the year ended December 31,		Successor consolidated for the year ended December 31,
	2010		2011
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	2,957	100%	3,556	100%
Cost of sales	(2,715)	92%	(3,235)	91%

Gross profit	242	8%	321	9%

Selling and administrative expenses	(190)	6%	(216)	6%
Research and development expenses	(53)	2%	(33)	1%
Restructuring costs	(6)	—	(20)	1%
Impairment charges	(224)	8%	—	—
Other losses—net	(17)	1%	(111)	3%

Loss from operations	(248)	8%	(59)	2%
Other expenses	—	—	(102)	3%
Finance costs, net	(7)	—	(39)	1%
Share of profit of joint ventures	2	—	—	—

Loss before income taxes	(253)	9%	(200)	6%
Income tax benefit	44	1%	34	1%

Loss for the year from continuing operations	(209)	7%	(166)	5%
Income/(loss) from discontinued operations	2	—	(8)	—

Loss for the year	(207)	7%	(174)	5%

Revenue

Revenue from continuing operations increased by 20 percent, or €599 million, to €3,556 million for the year ended December 31, 2011 from €2,957 million for the year ended December 31, 2010. As discussed in more detail in the “Key Performance Indicators” section, this increase in consolidated revenues was driven by higher volumes which increased by 9 percent in 2011 and pricing achieved across a range of products and geographical areas as the markets started recovering in all of our segments. Revenues from our Aerospace & Transportation, Packaging & Automotive Rolled Products, and Automotive Structures & Industry segments increased by €206 million, €252 million and €156 million, respectively.

Cost of Sales and Gross Profit

Cost of sales increased by 19 percent, or €520 million, to €3,235 million for the year ended December 31, 2011 from €2,715 million for the year ended December 31, 2010, due to an increase in production volumes. Inflationary factors also contributed to the increase, with higher energy and labor costs, partly offset by the impact of cost reduction initiatives. The results in 2010 were impacted by the ongoing labor negotiations at Ravenswood where a settlement was reached in August 2010. Gross profit margin improved to 9 percent for the year ended December 31, 2011, up from 8 percent for the year ended December 31, 2010 primarily due to higher volumes and prices due to recovery in our end markets as well as productivity gains and the realization of cost savings.

Selling and Administrative Expenses

Selling and administrative expenses increased by 14 percent, or €26 million, to €216 million for the year ended December 31, 2011 from €190 million for the year ended December 31, 2010. Prior to the Acquisition, general corporate expense allocations were recharged by the previous owner based on a combination of average headcount and capital employed, and €17 million was recorded for the year ended December 31, 2010. The increase in selling and administrative expenses post-Acquisition is primarily attributable to the transition to a standalone company which required the establishment of new central corporate functions as well as increased consulting fees associated with the set up of these functions.

Research and Development Expenses

Research and development expenses decreased by 38 percent, or €20 million, to €33 million for the year ended December 31, 2011 from €53 million for the year ended December 31, 2010. Research and development expenses incurred prior to the winning of a new project or launch of a new product have decreased due to management’s ongoing cost optimization measures implemented during 2010 and throughout 2011. Research and development expenses in the year ended December 31, 2010 also contained the expenses of the Predecessor’s facility in Neuhausen, which was not part of the Acquisition.

Restructuring Costs

Restructuring expenses increased by 233 percent, or €14 million, to €20 million for the year ended December 31, 2011 from €6 million for the year ended December 31, 2010. The 2011 costs were related to restructuring programs put in place at the Ham and Singen facilities and at the corporate level. In 2010, restructuring costs were lower due to certain historical restructuring programs coming to completion.

Impairment Charges

No impairment charges were incurred in the year ended December 31, 2011 compared with €224 million for the year ended December 31, 2010. The impairment charges in 2010 were related to property, plant and equipment write-downs of €216 million and an €8 million write-down to intangible assets.

Other Losses (Net)

Other losses (net) were €111 million for the year ended December 31, 2011 compared with other losses (net) of €17 million for the year ended December 31, 2010. In the year ended December 31, 2011, the higher charges were mainly in relation to €144 million of unrealized net losses on derivative instruments at fair value through profit and loss, offset by €31 million of realized gains on derivatives on metal and foreign exchanges. The expense of €17 million in the year ended December 31, 2010 is primarily attributable to €31 million of unrealized losses on derivative instruments held at fair value partly offset by exchange gains and losses on remeasurements of monetary assets and liabilities and other third party income.

Other Expenses

In the year ended December 31, 2011, we recorded acquisition costs of €102 million in relation to the Acquisition and the costs of the transaction itself as well as costs of separation. These are exceptional non-recurring costs.

Finance Costs (Net)

Finance costs (net) of €39 million were incurred in the year ended December 31, 2011, which represents an increase from €7 million for the year ended December 31, 2010. The increase is attributed to the interest expense on the shareholder loan and credit facilities and the factoring arrangements put in place at the time of the Acquisition to provide financing for Constellium.

Income Tax

An income tax benefit of €34 million was recognized for the year ended December 31, 2011, which represents a decrease from the income tax benefit of €44 million in December 31, 2010. The effective rate of tax was 17 percent in the two years ended December 31, 2010 and 2011.

Loss for the Year from Continuing Operations

Loss for the year from continuing operations decreased by 21 percent, or €43 million, to a loss of €166 million for the year ended December 31, 2011 from a loss of €209 million for the year ended December 31, 2010. The decrease is attributable to a reduction in impairment charges from €224 million to nil, offset by costs of Acquisition and separation and unrealized losses associated with derivatives in 2011.

Discontinued Operations

Losses from discontinued operations of €8 million were incurred in the year ended December 31, 2011, compared to an income of €2 million for the year ended December 31, 2010. This is attributable to restructuring and separation costs related to the disposal of the AIN business.

Results of Operations for the Predecessor Periods ended December 31, 2010 and 2009

The following table summarizes, for the periods indicated, Constellium’s statements of income reflected as a percentage of total revenue:

	Predecessor combined for the year ended December 31,
	2009		2010
	(€ in millions and as a % of revenues)
Continuing operations

Revenue	2,292	100%	2,957	100%
Cost of sales	(2,250)	98%	(2,715)	92%

Gross profit	42	2%	242	8%

Selling and administrative expenses	(160)	7%	(190)	6%
Research and development expenses	(61)	3%	(53)	2%
Restructuring costs	(38)	2%	(6)	—
Impairment charges	(214)	9%	(224)	8%
Other gains/(losses) net	191	8%	(17)	1%

Operating loss	(240)	10%	(248)	8%

Finance costs, net	(14)	1%	(7)	—
Share of profit of joint ventures	—	—	2	—

Loss before income taxes	(254)	11%	(253)	9%

Income tax benefit	39	2%	44	1%

Loss for the year from continuing operations	(215)	9%	(209)	7%

Income/(loss) for the year from discontinued operations	(3)	—	2	—

Loss for the year	(218)	10%	(207)	7%

Revenue

Revenue increased by 29 percent, or €665 million, to €2,957 million for the year ended December 31, 2010 from €2,292 million for the year ended December 31, 2009. As discussed in more detail in the “Key Performance Indicators” section, this increase in combined revenues was driven by improved prices across all segments and increased volumes, especially in Automotive Structures & Industry and Packaging & Automotive Rolled Products.

Cost of Sales and Gross Profit

Cost of sales increased by 21 percent, or €465 million, to €2,715 million for the year ended December 31, 2010 from €2,250 million for the year ended December 31, 2009, in line with the increase in volumes sold during the year ended December 31, 2010 and partly offset by stable energy costs and adjustment in net realized value of inventories. As a result, gross profit margin increased to 8 percent for the year ended December 31, 2010 from 2 percent in the year ended December 31, 2009.

Selling and Administrative Expenses

Selling and administrative expenses increased by 19 percent, or €30 million, to €190 million in December 31, 2010 from €160 million in the year ended December 31, 2009. This increase is partly due to an increase in general corporate allocations to the previous owner associated with a larger pool of costs being incurred and allocated by Rio Tinto and increased consulting costs.

Research and Development Expenses

Research and development expenses decreased by 13 percent, or €8 million, to €53 million in December 31, 2010 from €61 million in the year ended December 31, 2009. Research and development expenditure typically relates to research and development costs prior to the winning of a new project or launch of a new product. The decrease in such expenses can be attributed to management’s ongoing cost-cutting measures implemented by Predecessor’s management.

Restructuring Costs

Restructuring expenses decreased by 84 percent, or €32 million, to €6 million in the year ended December 31, 2010 from €38 million in the year ended December 31, 2009. Restructuring activities such as employee headcount reductions took place in 2009 across all segments and were substantially completed before the end of the year.

Impairment Charges

Impairment expense increased by 5 percent, or €10 million, to €224 million in the year ended December 31, 2010 from €214 million in the year ended December 31, 2009. Impairments in 2009 solely related to property, plant and equipment. During 2010, as a result of the pending Acquisition, the Predecessor management determined that the carrying amounts of the Predecessor’s assets were in excess of their recoverable amounts. This resulted in impairment charges of €216 million to property, plant and equipment across all our segments and €8 million to our Aerospace & Transportation segment’s intangible assets.

Other Gains / (Losses) (Net)

Other losses (net) were €17 million in the year ended December 31, 2010 in comparison to other gains (net) of €191 million in December 31, 2009. During 2009, unrealized gains on derivatives held at fair value of €162 million and a €29 million gain on forgiveness of a related party loan were recognized, offset by a €17 million loss on disposal of the Predecessor’s holding in Alcan Technology and Management. The expense of €17 million in the year ended December 31, 2010 is primarily attributable to €31 million of unrealized losses on derivative instruments held at fair value partly offset by exchange gains and losses on remeasurements of monetary assets and liabilities and other third party income.

Finance Costs (Net)

Net finance costs decreased by 50 percent, or €7 million, to €7 million in December 31, 2010 from €14 million in the year ended December 31, 2009. During 2010, in anticipation of the Acquisition, the Predecessor repaid a substantial proportion of its borrowings due to related parties therefore reducing the year-end balance from €679 million as of December 31, 2009 to €195 million as of December 31, 2010. The related party loans receivable owed to the Predecessor entities were also settled during 2010 in advance of the Acquisition, reducing the year-end balance from €502 million as of December 31, 2009 to €220 million as of December 31, 2010. These repayments resulted in a reduction to related party interest expense of €10 million, offset by a reduction of related party interest income of €2 million.

Share of Profit in Joint Ventures

Share of profit in joint ventures was €2 million in the year ended December 31, 2010 and nil in the year ended December 31, 2009. During 2010, the Predecessor received €3 million of profits from the investment in Strojmetal Kamenice, offset by €1 million of losses from the investment in Rheneroll S.A. Neither entity generated any profits or losses for the Predecessor in 2009.

Income Tax

Income tax benefit increased by 13 percent, or €5 million, to €44 million in December 31, 2010 from €39 million in the year ended December 31, 2009. In addition, the composite statutory income tax rate applied increased from 26.8 percent for the year ended December 31, 2009 to 33.6 percent for the year ended December 31, 2010 due to decreased recognition of taxable benefits.

Loss for the Year from Continuing Operations

Loss for the year from continuing operations decreased by 3 percent, or €6 million, to a loss of €209 million in the year ended December 31, 2010 from a loss of €215 million in the year ended December 31, 2009. The decreased loss is related to an increased gross profit.

Discontinued Operations

Discontinued operations – income (loss) for the year increased by €5 million to an income of €2 million for the year ended December 31, 2010 from a loss of €3 million for the year ended December 31, 2009. This was attributable to recovery of the commodity markets and increased volumes traded.

Segment Revenue

The following table sets forth the revenues for our three operating segments (Aerospace & Transportation, Automotive Structures & Industry and Packaging & Automotive Rolled Products) for the periods presented:

	Predecessor for the year ended December 31,				Successor for the year ended December 31,		Successor for the six months ended June 30,
	2009		2010		2011		2011		2012
	(millions of € and as a % of revenue) (Unaudited)

Aerospace & Transportation	729	32%	810	27%	1,016	28%	516	28%	634	33%
Automotive Structures & Industry	610	26%	754	26%	910	26%	475	26%	456	24%
Packaging & Automotive Rolled Products	934	41%	1,373	46%	1,625	46%	854	46%	809	42%
Intersegment and other	19	1%	20	1%	5	—	4	—	12	1%

Total revenues from continuing ops	2,292	100%	2,957	100%	3,556	100%	1,849	100%	1,911	100%

Aerospace & Transportation. Revenues in our Aerospace & Transportation segment increased by 23 percent, or €118 million, to €634 million for the six months ended June 30, 2012 from €516 million for the six months ended June 30, 2011. This increase is due to higher pricing and volumes particularly in aerospace products due to stronger demand in that end market as well as improved productivity at the Ravenswood facility.

Revenues in our Aerospace & Transportation segment increased by 25 percent, or €206 million, to €1,016 million for the year ended December 31, 2011 from €810 million for the year ended December 31, 2010, as a result of favorable pricing and increased volumes shipped. Volumes in aerospace and transportation were stronger in 2011, primarily in North America and Europe.

Revenues in our Aerospace & Transportation segment increased by 11 percent, or €81 million, to €810 million for the year ended December 31, 2010, from €729 million for the year ended December 31, 2009. The improved pricing, especially in aerospace, was partially offset by lower volumes due to the markets in aerospace and transportation stabilizing at low levels.

Packaging & Automotive Rolled Products. Revenues in our Packaging & Automotive Rolled Products segment decreased by 5 percent, or €45 million, to €809 million for the six months ended June 30, 2012 from €854 million for the six months ended June 30, 2011. This decrease can be attributed to lower volumes of coils, sheets and scraps sales and a depressed metal value. This was partially offset by a general product mix improvement and higher conversion prices.

Revenues in our Packaging & Automotive Rolled Products segment increased by 18 percent, or €252 million, to €1,625 million for the year ended December 31, 2011 from €1,373 million for the year ended December 31, 2010. Record shipment volumes were achieved in 2011, which were driven by good production performance at the Neuf-Brisach facility as the can stock market in Europe performed well, the winning of additional long-term contracts and good market conditions for most of the year.

Revenues in our Packaging & Automotive Rolled Products segment increased by 47 percent, or €439 million, to €1,373 million in December 31, 2010, from €934 million in December 31, 2009. This increase is primarily due to volume increases and some pricing improvements.

Automotive Structures & Industry. Revenues in our Automotive Structures & Industry segment decreased by 4 percent, or €19 million, to €456 million for the six months ended June 30, 2012 from €475 million in the six months ended June 30, 2011. Increased volumes shipped in automotive structures and a marginal increase in prices were offset by decreased volumes in soft alloys.

Revenues in our Automotive Structures & Industry segment increased by 21 percent, or €156 million, to €910 million for the year ended December 31, 2011 from €754 million in the year ended December 31, 2010. This increase can be attributed to an increase in shipment volumes as a result of the ongoing strength in the hard alloy, rail markets and automotive sales in Germany, although the building markets in France continued to be weak in both years. The increase can also be attributed to strong pricing across a variety of products in the year ended December 31, 2011.

Revenues in our Automotive Structures & Industry segment increased by 24 percent, or €144 million, to €754 million for the year ended December 31, 2010, from €610 million in December 31, 2009. This increase is attributed to an increase in volumes at the beginning of the year with growth slowing towards the end of 2010.

Key Performance Indicators

In considering the financial performance of the business, management analyzes the primary financial performance measure of Segment Adjusted EBITDA in all of our business segments and Management Adjusted EBITDA as defined and required under the covenants contained in our financing facilities. Segment Adjusted EBITDA and Management Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Segment Adjusted EBITDA and Management Adjusted EBITDA is our profit or loss for the relevant period.

We believe Segment Adjusted EBITDA and Management Adjusted EBITDA, as defined below, are useful to investors as they exclude items which do not impact our day-to-day operations and which management in many cases does not directly control or influence. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Segment Adjusted EBITDA is defined as profit for the period from continuing operations before results from joint venture, net financial expenses, income taxes and depreciation, amortization and impairment as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences.

Management Adjusted EBITDA is defined as Segment Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and Apollo management fees, application of our post-Acquisition hedging policy, gain on forgiveness of related party loan, and exceptional employee bonuses in relation to cost saving implementation and targets.

Segment Adjusted EBITDA and Management Adjusted EBITDA have limitations as analytical tools. They are not recognized terms under IFRS and therefore do not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Segment Adjusted EBITDA and Management Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

Segment Adjusted EBITDA

The following tables show Constellium’s combined and consolidated Segment Adjusted EBITDA for the six months ended June 30, 2011 and 2012 and the years ended December 31, 2009, 2010 and 2011:

	Predecessor for the year ended December 31,						Successor for the year ended December 31,			Successor for the six months ended June 30,
	2009			2010			2011			2011			2012
	(millions of € and as a % of segment revenue) (unaudited)

Aerospace & Transportation	(31)	(4%	)	35	4%		26	3%		36	7%		58	9%
Packaging & Automotive Rolled Products	28	3%		74	5%		63	4%		49	6%		41	5%
Automotive Structures and Industry	(25)	(4%	)	(4)	(1%	)	20	2%		18	4%		25	5%
Intersegment and Other	(21)	(111%	)	(47)	(235%	)	(6)	(120%	)	(9)	(225%	)	7	58%

Total Segment Adjusted EBITDA	(49)	(2%	)	58	2%		103	3%		94	5%		131	7%

Aerospace & Transportation. Segment Adjusted EBITDA in our Aerospace & Transportation segment increased by 61 percent, or €22 million, to €58 million for the six months ended June 30, 2012 from €36 million for the six months ended June 30, 2011. The increase in the six months ended June 30, 2012 is primarily due to increased prices and higher volumes, mainly in aerospace, as well as to the positive effect of the operational turnaround at our Ravenswood (West Virginia, United States) facility. These positive effects were partially offset by inflation – in LME, labor and commodity prices, and adverse U.S. dollar and Swiss Franc currency effects.

Segment Adjusted EBITDA in our Aerospace & Transportation segment decreased by 26 percent, or €9 million, to €26 million for the year ended December 31, 2011 from €35 million for the year ended December 31, 2010.

Segment Adjusted EBITDA in our Aerospace & Transportation segment increased by €66 million, to €35 million for the year ended December 31, 2010 from a loss of €31 million for the year ended December 31, 2009. The increase was largely driven by lower energy and raw materials costs, as well as favorable pricing.

Packaging & Automotive Rolled Products. Segment Adjusted EBITDA in our Packaging & Automotive Rolled Products segment decreased by 16 percent, or €8 million, to €41 million for the six months ended June 30, 2012 from €49 million for the six months ended June 30, 2011. Segment Adjusted EBITDA decreased due to lower volumes and inflation, partly offset by more favorable prices.

Segment Adjusted EBITDA in our Packaging & Automotive Rolled Products segment decreased by 15 percent, or €11 million, to €63 million for the year ended December 31, 2011 from €74 million for the year ended December 31, 2010.

Segment Adjusted EBITDA in our Packaging & Automotive Rolled Products segment increased by 164 percent, or €46 million, to €74 million for the year ended December 31, 2010 from €28 million for the year ended December 31, 2009. The increase is attributed to increased production, some pricing improvements and lower production costs, specifically in energy costs. These increases were marginally offset by inflationary increases.

Automotive Structures & Industry. Segment Adjusted EBITDA in our Automotive Structures & Industry segment increased by 39 percent, or €7 million, to €25 million for the six months ended June 30, 2012 from €18 million for the six months ended June 30, 2011. The increase in Segment Adjusted EBITDA is due primarily to increased conversion margins mostly driven by automotive structures as well as the impact of certain productivity improvements and cost saving initiatives. This was partially offset by inflationary pressures.

Segment Adjusted EBITDA in our Automotive Structures & Industry segment increased by €24 million, to €20 million for the year ended December 31, 2011 from a loss of €4 million in December 31, 2010. The increase in Segment Adjusted EBITDA is due to an increase in volumes shipped coupled with increased pricing and product mix. Our Automotive Structures & Industry segment also benefited from the impact of cost saving initiatives.

Segment Adjusted EBITDA in our Automotive Structures & Industry segment was a loss of €4 million for the year ended December 31, 2010, in comparison to a loss of €25 million for the year ended December 31, 2009. Although pricing continued to be challenging, increased productivity and higher volumes contributed to a lower loss.

The following table reconciles our profit or loss for the period from continuing operations to our Segment Adjusted EBITDA for the years presented:

	Predecessor			Successor
	Year ended December 31,			Six months ended June 30,
(€ in millions unless otherwise stated)	2009	2010	2011	2011	2012
				(unaudited)
Profit/(loss) for the period from continuing operations	(215)	(209)	(166)	(37)	39
Finance costs – net	14	7	39	8	37
Income tax	(39)	(44)	(34)	(8)	24
Share of profit from joint ventures	—	(2)	—	—	—
Depreciation and amortization	85	38	2	—	2
Impairment charges	214	224	—	—	—
Losses on disposal(a)	17	—	—	—	—
Expenses related to the acquisition and separation(b)	—	—	102	94	2
Restructuring costs(c)	38	6	20	11	10
Unrealized losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	(163)	38	140	26	9
Pension settlement(d)	—	—	—	—	8

Segment Adjusted EBITDA	(49)	58	103	94	131

(a)	Losses on disposals include losses on disposal of plant, property and equipment and losses on disposals of investments.

(b)	Represents expenses related to the Acquisition and separation of the Company from its previous owners.

(c)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.

(d)	Represents a loss generated by a settlement on withdrawal from a Rio Tinto pension plan in Switzerland.

Covenant Compliance and Financial Ratios

Our debt agreements contain customary covenants and events of default that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments. In addition, our floating rate term loan agreement (the “Term Loan Agreement”) contains a covenant that requires us to maintain a ratio of consolidated secured net debt to Management Adjusted EBITDA of no more than 2.25 to 1.0 until June 30, 2013, tested on a quarterly basis (as determined under our Term Loan Agreement). The definition of EBITDA allows us to adjust certain non-cash or exceptional income, expenses, gains or losses that are deducted in determining net income (for example, restructuring costs) and to add the future benefit of identified cost reduction programs.

Under the Term Loan Agreement, we were required for the first time to report on November 29, 2012 compliance with our covenants; we reported on November 29, 2012 that we were in compliance with our covenants as of and for the four quarters ended September 30, 2012.

Test period	Financial Ratio	Threshold
Last day of each of the fiscal quarters ending September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013	Consolidated Secured Net Leverage Ratio	Maximum 2.25 to 1.00
Thereafter, as of the last day of any fiscal quarter		Maximum 2.00 to 1.00

The following tables show Constellium’s combined and consolidated Management Adjusted EBITDA for the six months ended June 30, 2011 and 2012 and the years ended December 31, 2009, 2010 and 2011:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the six months ended June 30,
	2009	2010	2011	2011	2012
		(€ in millions)
	(unaudited)
Aerospace & Transportation	(6)	36	29	27	65
Packaging & Automotive Rolled Products	31	46	70	43	42
Automotive Structures and Industry	(11)	(11)	21	14	27
Intersegment and Other	(38)	(23)	40	18	10

Total Management Adjusted EBITDA	(24)	48	160	102	144

Management Adjusted EBITDA is not a presentation made in accordance with IFRS, but we believe it provides investors and other users of our financial information with useful information. Management Adjusted EBITDA is used as a performance measure as management believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. In addition, Management Adjusted EBITDA is a component of our financial covenants under the Term Loan Agreement.

Management Adjusted EBITDA is defined as Segment Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment,

standalone costs and Apollo management fees, application of our post-Acquisition hedging policy, gain on forgiveness of a related party loan, and exceptional employee bonuses in relation to cost saving implementation and targets. Management Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to profit or loss for the year determined in accordance with IFRS or operating cash flows determined in accordance with IFRS.

The following table reconciles our Segment Adjusted EBITDA to our Management Adjusted EBITDA for the years presented:

	Predecessor		Successor
	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
	(€ in millions) (unaudited)
Segment Adjusted EBITDA	(49)	58	103	94	131

Favorable / (unfavorable) metal price lag (a)	59	(47)	12	(19)	9
Exceptional consulting costs (b)	9	30	21	10	—
Effects of Purchase Accounting adjustment (c)	—	—	12	12	—
Standalone costs (d)	(26)	(7)	1	1	—
Apollo management fee (e)	—	—	1	1	1
Transition to new hedging policy (f)	20	11	—	—	—
Gain on forgiveness of related party loan (g)	(29)	—	—	—	—
Exceptional employee bonuses in relation to cost savings and turnaround plans (h)	—	—	2	3	3
Other (i)	(8)	3	8	—	—

Management Adjusted EBITDA(j)	(24)	48	160	102	144

(a)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. This lag will, generally, increase our earnings and Management Adjusted EBITDA in times of rising primary aluminum prices and decrease our earnings and Management Adjusted EBITDA in times of declining primary aluminum prices. We exclude the effects of metal price lag from our determination of Management Adjusted EBITDA as it is not an indicator of the performance of our underlying operations.

(b)	Represents exceptional external consultancy costs which relate to (i) the preparation of the divestment of the AEP Business in 2009 and 2010 and (ii) the implementation of our cost savings program and set up of our IT infrastructure in 2011.

(c)	Represents the non-cash step up in inventory costs on the Acquisition of €12 million.

(d)	Represents the incremental standalone costs that would have been incurred if the Predecessor had operated as a standalone entity. This €19 million of corporate head office costs incurred in the six months ended June 30, 2012 was pro-rated for a twelve-month period after adjustment to remove the Predecessor corporate costs. The corporate head office costs include finance, legal, human resources and other corporate services that are now provided to our reporting segments and are principally provided at our corporate support services group headquartered in Paris.

(e)	Represents the Apollo management fee, payable annually post-Acquisition, which is equal to the greater of $2 million per annum or one percent of an adjusted EBITDA measure before such fees, as defined in the Shareholders Agreement, plus related expenses.

(f)

Prior to the Acquisition, the Predecessor did not hedge U.S.dollar denominated aerospace contracts, which resulted in exposures to fluctuating euro-to-U.S. dollar exchange rates. Following completion of the Acquisition, we have implemented a policy to fully hedge foreign currency transactions against fluctuations in foreign currency. This adjustment is calculated based on the revenues generated by our aerospace contracts and assumes a U.S dollar: euro exchange rate of 1.2253 to 1, which is the average exchange rate for the first six months of 2006 when such contract volumes became committed and therefore this rate has been applied to revenue recorded throughout the Predecessor Period. If the U.S. dollar had weakened/strengthened by 8 percent against the euro, our adjustment would have been €13 million and €12 million higher or lower in 2009 and 2010, respectively.

(g)	Reflects the exceptional non-cash gain on cancellation of a Swiss Franc 40 million shareholder loan.

(h)	Represents one-off bonuses under a two year plan, paid to selected employees in relation to the achievement of cost savings targets as described in (j) below and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.

(i)	Other adjustments are as follows: (i) in 2009, the exceptional gain in relation to an insurance claim of €8 million related to a stretcher outage in 2008 and early 2009 at our plant in Issoire; (ii) in 2010, the adjustment of €3 million relates to exceptional scrap costs resulting from processing issues directly resulting from quality issues in the supply of raw materials at our Ravenswood plant; and (iii) in 2011, €8 million of losses on metal purchases which were erroneously invoiced in U.S. dollars by the supplier in the period from January through August 2011 and paid in U.S. dollars up to November 2011. As of October 2011, invoicing and payment has been in euros. As this U.S. dollar-to-euro exposure from January through November 2011 was not effectively hedged, we consider this to be an exceptional loss and not part of our underlying trading.

(j)	Our Management Adjusted EBITDA in 2009 and 2010 does not reflect the impact of €67 million of cost savings realized in the year ended December 31, 2011. These costs savings relate to the reduction of over 200 full time employees in 2011, increased centralization in procurement and global sourcing of materials and increased efficiencies in production processes. If these cost savings had been realized in the 2009 and 2010 periods, this would have increased our Management Adjusted EBITDA to €43 million and €113 million, respectively.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. Our net working capital as a percentage of revenue decreased from (9.9 percent) in 2009 to 6.3 percent in 2011. It has increased in the six months ended June 30, 2012, partly driven by normal seasonal patterns.

Based on our current and anticipated levels of operations and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under our Term Loan and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations, and to comply with the financial covenants in the Term Loan Agreement, depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under “Risk Factors.”

At June 30, 2012, we had €240 million of total liquidity, comprised of €118 million in cash and cash equivalents and €122 million of undrawn credit facilities. On May 25, 2012, we utilized €144 million of the proceeds from our six year floating rate Term Loan facility to fully repay and terminate the term loan facility provided by Apollo and FSI.

At December 31, 2011, we had €308 million of total liquidity, comprised of €113 million in cash and cash equivalents and €195 million of undrawn credit facilities. As of December 31, 2011, we had utilized €141 million of the commitment amount of €212 million under the term loan facility provided by Apollo and FSI, which also provided for an additional €96 million of uncommitted loans in the event of our insolvency, resulting in €167 million available under that facility. As of December 31, 2011, we had €19 million of unused borrowing available and €9 million in letters of credit outstanding under our €77 million ABL facility.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012:

(€ in millions)	Predecessor combined for the year ended December 31,		Successor consolidated for the year ended December 31,	Successor consolidated for the six months ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Net cash provided by /(used) in:
Operating activities	224	(66)	(29)	(84)	(34)
Investing activities	(36)	161	(69)	(44)	(49)
Financing activities	(189)	(86)	201	260	85

Net increase/(decrease) in cash and cash equivalents	(1)	9	103	132	2

Net cash from operating activities

Net cash used in operating activities decreased by 60 percent, or €50 million, to an outflow of €34 million for the six months ended June 30, 2012 from an outflow of €84 million for the six months ended June 30, 2011. In the six months ended June 30, 2012 the net cash used primarily reflected an increase in working capital of €142 million driven by the seasonal increase in working capital from typically low levels in December due to lower demand in our end markets. This was partially offset by positive cash flow from operations excluding working capital.

Net cash used in operating activities of €84 million for the six months ended June 30, 2011 is predominantly due to €94 million of non-recurring cash outflows linked to the Acquisition and subsequent separation from Rio Tinto.

Net cash used in operating activities decreased by 56 percent, or €37 million, to an outflow of €29 million for the year ended December 31, 2011 from an outflow of €66 million for the year ended December 31, 2010. In the year ended December 31, 2011 the net cash used primarily reflected a cash outflow of €102 million related to acquisition and separation costs from the previous owner offset by a small decrease in working capital of €28 million.

Net cash used in operating activities of €66 million for the year ended December 31, 2010 is predominantly due to an increase in working capital of €86 million, following an unprecedented low working capital balance at the year ended December 31, 2009 as described below.

Net cash provided by operating activities of €224 million in the year ended December 31, 2009 decreased by €290 million to a net cash outflow of €66 million in the year ended December 31, 2010.

The high level of cash provided by operating activities in 2009 was primarily due to a decrease in working capital of €276 million which can be attributed to low volumes driven by weak demand due to the economic downturn which led to the requirement for us to maintain lower levels of working capital.

Net cash from investing activities

Cash flows used in investing activities was an outflow of €49 million for the six months ended June 30, 2012 primarily due to €47 million of capital expenditures.

Net cash used in investing activities was an outflow of €44 million for the six months ended June 30, 2011, which primarily consisted of €40 million of capital expenditures.

Significant capital expenditure projects included the AIRWARE™ industrial facility at Issoire (France) in 2011 and 2012 and the stretcher at Ravenswood in 2011. For further details on capital expenditures projects, see the “Capital Expenditures” section below.

Cash flows used in investing activities was an outflow of €69 million for the year ended December 31, 2011 primarily due to €97 million of capital expenditures. This was partially offset by the proceeds from disposal of our AIN business of €9 million and purchase of net assets on acquisition – net of cash acquired of €13 million.

Net cash provided by investing activities was an inflow of €161 million for the year ended December 31, 2010, primarily due to the receipt of €178 million relating to the repayment of related party loans, mainly by Alcan Holdings Switzerland AG, offset by €51 million of capital expenditure on property, plant and equipment.

Net cash used in investing activities was an outflow of €36 million for the year ended December 31, 2009, primarily due to €61 million of capital expenditures, partially offset by €22 million on short term loans receivable.

Net cash from financing activities

Net cash provided by financing activities decreased by €175 million to an inflow of €85 million for the six months ended June 30, 2012 from an inflow of €260 million for the six months ended June 30, 2011.

Net cash provided by financing activities for the six months ended June 30, 2012 is due to proceeds received from the Term Loan, offset by the repayment of the term loan facility previously provided by Apollo and FSI and net proceeds received from factoring.

The higher inflow provided by financing activities for the six months ended June 30, 2011 is due to proceeds received from the issuance of shares and the net proceeds from entry into the factoring agreements and the term loan, only partially offset by repayment of other loans and outflows related to discontinued activity.

Net cash provided by financing activities decreased to an inflow of €201 million for the year ended December 31, 2011 from an outflow of €86 million for the year ended December 31, 2010 and from an outflow of €189 million for the year ended December 31, 2009.

Net cash provided by financing activities in the year ended December 31, 2011 is due to the financing associated with the Acquisition described above.

Cash flows used in financing activities predominantly reflect the repayment of related party borrowings in 2010 and 2009.

Financing Arrangements

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

(€ in millions)	Predecessor combined		Successor consolidated
	For the year ended December 31,		For the six months ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Aerospace & Transportation	23	26	40	11	19
Automotive Structures & Industry	12	14	20	13	16
Packaging & Automotive Rolled Products	25	10	26	9	11
Intersegment and Other	1	1	11	7	1

Total from continuing operations	61	51	97	40	47

Capital expenditure in the Company predominantly relates to development, maintenance and environment and health & safety expenditures. Main projects over the period included the equipment upgrades completed in 2011 at Ravenswood (hot mill and new stretcher), the electrical revamping of the Neuf-Brisach cold mills started in 2011, the new Singen press line started in 2012, and the first phase of the AIRWARE™ casthouse at Issoire.

Capital expenditure increased by €7 million, or 18 percent, from €40 million in the six months ended June 30, 2011 to €47 million, or 2 percent, of revenue, in the six months ended June 30, 2012 as a result of the investment in the extrusion automotive press at Singen.

Some capital expenditures were deferred in the year ended December 31, 2010, as a result of the economic downturn, and overall capital expenditure decreased by €10 million, or 16 percent, in the year ended compared to December 31, 2009. This in return led to an increase of €46 million, or 90 percent, in the year ended December 31, 2011 to €97 million, or 3 percent, of revenue.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes Constellium’s estimated material contractual cash obligations and other commercial commitments at June 30, 2012:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	415	188	32	32	163
Derivatives relating to currencies and aluminum	117	52	34	19	12
Operating lease obligations(2)	34	10	16	8	—

Total(3)	566	250	82	59	175

(1)	Borrowings include revolving credit facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interest on the Term Loan.

(2)	Operating leases relate to the leasing of buildings, machinery and equipment.

(3)	Retirement benefit obligations of €664 million were accrued as of June 30, 2012 and are not presented in the contractual obligations table above because the timing of the settlement of this obligation is uncertain.

The following table summarizes Constellium’s estimated material contractual cash obligations and other commercial commitments at December 31, 2011:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	273	85	30	158	—
Derivatives relating to currencies and aluminum	98	51	27	20	—
Operating lease obligations(2)	39	11	17	11	—

Total(3)	410	147	74	189	—

(1)	Borrowings include revolving credit facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interest on the Term Loan.

(2)	Operating leases relate to the leasing of buildings, machinery and equipment.

(3)	Retirement benefit obligations of €578 million are accrued as of December 31, 2011 and are not presented in the contractual obligations table above because the timing of the settlement of this obligation is uncertain.

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, expected long-term rates of return on assets, rates of compensation increases, and health care cost trend rates.

The deficit in the pension plan and the unfunded post-retirement healthcare obligation as of June 30, 2012 were €622 million and €578 million, respectively. The net defined benefit obligation as of December 31, 2011 was €578 million. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the table above.

Environmental Contingencies

Our operations, like those of other basic industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (ii) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases or regulated materials. From time to time, our operations have resulted, or may result, in certain non-compliance with applicable requirements under such environmental laws. To date, any such non-compliance with such environmental laws has not had a material adverse effect on our financial position or results of operations.

Pension Obligations

Constellium operates various pension plans for the benefit of its employees across a number of countries. Some of these plans are defined benefit plans and others are defined contribution plans. The largest of these plans are in the United States, Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by practice, collective agreement or statutory requirement.

We also provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. These plans are predominantly in the United States.

United States pensions and healthcare plans

In the United States, we operate defined benefit plans, which, as of June 30, 2012, covered 2,063 active, 276 deferred and 1,508 retired employees.

There is a defined contribution (401(k)) savings plan and an unfunded post-employment benefit scheme.

Switzerland

In 2012, and as part of the separation agreement with Rio Tinto, we withdrew from the foundation that previously had administered our employee benefit plans in Switzerland and joined a new commercial multi-employee foundation for our Swiss employees. This change led to a partial liquidation of the previous scheme which triggered a settlement. At the same time there was a change in employee benefit entitlements that resulted in a decrease in past service costs. The net effect of the settlement and the change in benefits resulted in a €8 million loss recorded within other gains/losses in the income statement. As of June 30, 2012, there were 844 employees in the Swiss pension plan.

Germany

In Germany, there are a number of defined benefit and defined contribution pension schemes, which, as of June 30, 2012, covered a total of 1,625 active, 494 deferred and 2,853 retired employees.

France

In France, there are two unfunded defined benefit pension plans, which, as of June 30, 2012, covered 4,390 active and 311 retired employees.

Our pension liabilities and other post-retirement healthcare obligations are reviewed regularly by a firm of qualified external actuaries and are revalued taking into account changes in actuarial assumptions and experience. The assumptions include assumed discount rates on plan liabilities and expected rates of return on plan assets. Both of these require estimates and projections on a variety of factors and these can fluctuate from period to period.

For the six months ended June 30, 2012, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €21 million (compared to €39 million for the year ended December 31, 2011). At June 30, 2012, the fair value of the plans assets was €259 million (compared to €287 million as of December 31, 2011), compared to a present value of our obligations of €923 million (compared to €865 million as of December 31, 2011), resulting in an aggregate plan deficit of €664 million (compared to €578 million as of December 31, 2011). Contributions to pension plans totaled €14 million for the six months ended June 30, 2012 (compared to €28 million for the year ended December 31, 2011) and include €1 million relating to plans providing purely defined contribution benefits (including 401k plans in the United States) (compared to €3 million for the year ended December 31, 2011). Contributions for other benefits totaled €7 million for the six months ended June 30, 2012 (compared to €13 million for the year ended December 31, 2011).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 21 to our audited combined financial statements, Note 22 to our audited combined and consolidated financial statements and Note 20 to our unaudited condensed interim consolidated financial statements.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited combined and consolidated financial statements and the unaudited condensed interim consolidated financial statements which all appear elsewhere in this prospectus. New standards and interpretations not yet adopted are also disclosed in Note 2 to the audited combined financial statements, Note 2.2 to our audited consolidated financial statements and Note 2 to our unaudited condensed interim consolidated financial statements.

BUSINESS

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty downstream aluminum rolled and extruded products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminum into semi-fabricated products. We are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminum products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

We operate 25 production facilities, 10 administrative and commercial sites and one R&D center, and have approximately 8,900 employees. Our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. We believe that our established presence in Europe and the United States and our growing presence in China strategically position us to service our global customer base. For example, we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe. We believe this gives us a key competitive advantage in servicing the needs of our aerospace customers, including Airbus S.A.S. and The Boeing Company. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) higher margin products and services, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by customer order backlogs in aerospace, and substitution and growth trends in automotive and European can sheet. We are the leading supplier of global aerospace plates, the leading European supplier of can body stock and a leading global supplier of automotive structures. This unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years and more than 30 percent of our volumes are secured by long-term contracts valid until 2015 or later. Our customer base includes market leading firms in aerospace, automotive, and packaging, including Airbus, Boeing, Rexam PLC, Ball Corporation, Crown Holdings, Inc. and several automotive original equipment manufacturers, or OEMs, including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well the lengthy and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development, with our customers.

We mitigate the impact of aluminum price fluctuations on our financial results principally through the use of pass-through pricing mechanisms in order to protect and maintain stable and visible margins.

For the years ended December 31, 2011 and 2010, we shipped approximately 1,058,000 and 972,000 tons of finished products, generated revenues of €3,556 million and €2,957 million, incurred losses for the periods of €174 million and €207 million, and generated Management Adjusted EBITDA of €160 million and €48 million, respectively. The financial performance for the year ended December 31, 2011 represented an 8.8 percent increase in shipments, a 20.3 percent increase in revenues and a 233 percent increase in Management Adjusted EBITDA from the prior year. Please see the reconciliation of Management Adjusted EBITDA in “Management’s Discussion and Analysis – Covenant Compliance and Financial Ratios” and footnote (3) to “Summary Consolidated Historical Financial Data.”

Table: Overview of Operating Segments

	Aerospace & Transportation	Packaging & Automotive Rolled Products	Automotive Structures & Industry

Commercial and Manufacturing Sites	■ 15 (France, United States, Switzerland)	■ 3 (France, Germany, Switzerland)	■ 17 (France, Germany, Switzerland, Czech Republic, Slovakia, United States, China)

Headcount (as of December 31, 2011)	■ ~3,300	■ ~1,950	■ ~2,700

Key products	■ Aerospace plates and sheets ■ Aerospace wingskins ■ Plates for general engineering ■ Sheets for transportation applications ■ Hard alloy extruded products	■ Can Body Stock ■ Can End Stock ■ Body-in-White ■ Closures ■ Heat Exchangers ■ Specialty reflective sheet (Bright)	■ Extruded products ▶ Soft alloys ▶ Hard alloys ▶ Large profiles ■ Automotive structures

Key customers	■ Aerospace: Airbus, Boeing, Embraer, Dassault, Bombardier ■ Transport: Ryerson, ThyssenKrupp, FreightCar America, Amari	■ Packaging: Rexam, Can-Pack, Ball, Crown, Amcor, Ardagh Group ■ Automotive: PSA Peugeot Citroën, Daimler, Audi, Volkswagen, Valeo	■ Automotive: Audi, BMW, Daimler, Porsche, General Motors, Benteler, PSA Peugeot Citroën; Strojmetal Kamenice ■ Rail: Stadler, CAF

Key facilities	■ Ravenswood (USA) ■ Issoire (FR) ■ Sierre (CH)	■ Neuf-Brisach (FR) ■ Singen (DE)	■ Děčín (CZ) ■ Levice (SK) ■ Gottmadingen (DE)

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

Operating Segment	Products	Description

Aerospace & Transportation	Rolled Products and Extrusion	Includes the production of rolled and extruded aluminum products for the aerospace market, as well as rolled products for transport and industry end-uses. We produce aluminum plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminum products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminum products in our French and German facilities. We supply the packaging market with can stock and closures for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition we supply products for a number of technically sophisticated applications such as automotive sheet, heat exchangers, and sheet and coils for the building and constructions markets.

Automotive Structures & Industry	Extrusions	Includes the production of hard and soft alloys extruded aluminum profiles in Germany, France, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding). In addition, we perform the value-added fabrication of highly advanced crash-management systems in Germany, the United States and China.

The following charts present the percentage of our volumes by end-market and our revenues by geography and operating segment for the last twelve months ended June 30, 2012:

[1]	Revenue by geographic zone is based on the destination of the shipment.

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. Complementing our product range, we offer a range of services designed to optimize customer operations and reduce costs. The Aerospace & Transportation operating segment accounted for 31 percent of our revenues and 34 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

Principal end-use/ product category	Major Customers	Competitors

■ Aerospace plates	■ Airbus, Boeing, Dassault, Bombardier, Embraer	■ Alcoa, Aleris, Kaiser Aluminum

■ General engineering and armor plate	■ Thyssenkrupp	■ Alcoa, Aleris, Austria Metall

■ Sheets for aerospace and transportation	■ Airbus, Boeing, Dassault, Ryerson, Amari, Amari	■ Alcoa, Aleris, Kaiser Aluminum

■ Other extrusions and precision casting	■ Airbus, Boeing	■ Universal Alloy Corporation

We have eight manufacturing facilities in our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood, West Virginia and Issoire, France have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. We are in the process of qualifying a third plant in Sierre, Switzerland for aerospace plate manufacturing to meet increased customer demand and offer additional security of supply to our customers.

Downstream aluminum products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed for certain customers AIRWARE™, a specialty aerospace material solution. AIRWARE™ is a lightweight specialty aluminum-lithium alloy developed for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft. It combines optimized density, corrosion resistance and strength in order to achieve up to 25 percent weight reduction compared to other aluminum products and significantly higher corrosion and fatigue resistance than equivalent composite products. In addition, unlike composite products, any scrap produced in the AIRWARE™ manufacturing process can be fully recycled, which reduces production costs. We are the first company to commercialize and produce AIRWARE™, on an industrial scale and the material is currently being used on a number of major aircraft models including the newest Airbus A350 XWB aircraft.

Aerospace products are typically subject to long qualification, development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of September 2012, the backlog reported by Airbus and Boeing for commercial aircraft reached 8,558 units on a combined basis, representing 8.5 years of production at the current build rates. To meet the increased demand and higher build rates associated with this growing backlog, we have contracted aerospace volumes as far out as 2015.

The following table summarizes our volume, revenues, Segment Adjusted EBITDA and Management Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the six months ended June 30,
(€ in millions, unless otherwise noted)	2009	2010	2011	2011	2012
		(unaudited)
Aerospace & Transportation:
Segment Revenues	729	810	1,016	516	634
Segment Shipments (kt)	213	195	216	113	120
Segment Revenues (€/ton)	3,423	4,154	4,704	4,566	5,283
Segment Adjusted EBITDA(1)	(31)	35	26	36	58
Segment Adjusted EBITDA (€/ton)	(146)	179	120	319	483
Segment Adjusted EBITDA margin (%)(2)	(4% )	4%	3%	7%	9%
Management Adjusted EBITDA(3)	(6)	36	29	27	65

(1)	Segment Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

(2)	Segment Adjusted EBITDA margin (%) is not a measure defined under IFRS. Segment Adjusted EBITDA margin (%) is defined as Segment Adjusted EBITDA as a percentage of Segment Revenue.

(3)	Management Adjusted EBITDA is not a measure defined under IFRS. Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Our Ravenswood facility is a critical asset to Constellium and a central element of our strategy. A qualified AIRWARE™ platform, it runs our industry’s most powerful stretcher and wide coil hot rolling capabilities. Despite losses in recent years, it has been subject to a very successful, three-prong turnaround plan:

(1)	Topline: We have reduced the volumes of our low-profitability Common Alloy Coils, to rebalance our mix towards our more profitable end-markets, such as aerospace. This action was supported by our recent entry into a contract with Airbus for the provision of innovative aluminum solutions.

(2)	Productivity: We have made significant investments in our stretcher ($45.6 million between 2008 and 2012) and we have improved the productivity of our plate shop by approximately 19 percent between 2010 and 2011.

(3)	People: A significant portion of the local leadership has been replaced and a long-term incentive plan has been set up. A five-year collective bargaining agreement was signed in September 2012, thereby reducing the risk of strike in the plant over that period.

Based on these improvements, the plant’s EBITDA has significantly improved and we expect positive EBITDA in 2012.

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 77 percent of operating segment volume for the year ended December 31, 2011 was in packaging applications, which primarily include beverage and food can stock as well as closures and foil stock. The remaining 23 percent of operating segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 44 percent of revenues and 39 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

Principal end-use/ product category	Major Customers	Competitors

■ Can stock	■ Rexam, Crown, Ball, Can-Pack, Ardagh Group	■ Novelis, Hydro, Alcoa

■ Brazing coil and sheet (e.g., heat exchangers)	■ Valeo, Denso, Behr, Visteon	■ Aleris, Alcoa, Sapa, Hydro

■ Automotive body sheet (inner, outer, and structural parts)	■ Audi, BMW, Daimler, PSA Peugeot-Citroën, Renault	■ Novelis, Aleris, Hydro

■ Foilstock	■ Amcor, Comital, Carcano	■ Hydro, Novelis

We are the leading European supplier of can body stock and the leading worldwide supplier of closures and bright sheets. We are also a major European player in automotive rolled products for Body-in-White (the structural framework of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam PLC, Audi AG, Daimler AG, PSA Peugeot-Citroën, Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG.

We have two integrated rolling operations located in Europe’s industrial heartland. Neuf-Brisach, our facility on the border of France and Germany, is a uniquely integrated aluminum rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries and other decorative applications as well as closures, paintstock and foilstock.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU, during the 2008-2009 economic crisis, can body stock volumes decreased by 9 percent in 2009 versus 2007 levels as compared to a 24 percent decline for flat rolled aluminum products volumes in aggregate during the same period. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminum in can body stock at the expense of steel and (iv) increasing consumption in eastern Europe linked to purchasing power growth.

The following table summarizes our volume, revenues, Segment Adjusted EBITDA and Management Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the six months ended June 30,
(€ in millions, unless otherwise noted)	2009	2010	2011	2011	2012
			(unaudited)
Packaging & Automotive Rolled Products:

Segment Revenues	934	1,373	1,625	854	809
Segment Shipments (kt)	535	588	621	321	313
Segment Revenues (€/ton)	1,746	2,335	2,617	2,660	2,585
Segment Adjusted EBITDA(1)	28	74	63	49	41
Segment Adjusted EBITDA (€/ton)	52	126	101	153	131
Segment Adjusted EBITDA margin (%)(2)	3%	5%	4%	6%	5%
Management Adjusted EBITDA(3)	31	46	70	43	42

(1)	Segment Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

(2)	Segment Adjusted EBITDA margin (%) is not a measure defined under IFRS. Segment Adjusted EBITDA margin (%) is defined as Segment Adjusted EBITDA as a percentage of Segment Revenue.

(3)	Management Adjusted EBITDA is not a measure defined under IFRS. Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 25 percent of revenues and 19 percent of Segment Adjusted EBITDA for the twelve months ended June 30, 2012.

Principal end-use/ product category	Major Customers	Competitors

■ Soft alloy extrusions	■ PSA Peugeot-Citroën, Renault	■ Hydro Aluminum, Sapa Group

■ Hard alloy extrusions	■ Strojmetal Kamenice, Bosch, Daimler, TRW	■ Alcoa, Aleris, Eural, Fuchs, Impol

■ Large profiles (urban transport systems, high speed trains, etc.)	■ Alstom, AnsaldoBreda, Bombardier, Siemens; Stadler; CAF	■ Aleris, Sapa Group

■ Automotive Structures	■ Audi, Daimler, BMW, PSA Peugeot-Citroën, Renault, Ford, Chrysler; Porsche; General Motors; Benteler	■ Benteler, YKK

We are one of the two major providers of automotive structures in the world and the leading supplier of hard alloys and large profiles for industrial and other transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets.

We have 17 manufacturing facilities in our Automotive Structures & Industry operating segment located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China. Our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues, Segment Adjusted EBITDA and Management Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	Predecessor for the year ended December 31,		Successor for the year ended December 31,	Successor for the year ended June 30,
(€ in millions, unless otherwise noted)	2009	2010	2011	2011	2012
	(unaudited)
Automotive Structures & Industry:
Segment Revenues	610	754	910	475	456
Segment Shipments (kt)	177	212	219	116	110
Segment Revenues (€/ton)	3,446	3,557	4,155	4,095	4,145
Segment Adjusted EBITDA(1)	(25)	(4)	20	18	25
Segment Adjusted EBITDA (€/ton)	(141)	(19)	91	155	227
Segment Adjusted EBITDA margin (%)(2)	(4% )	(1% )	2%	4%	5%
Management Adjusted EBITDA(3)	(11)	(11)	21	14	27

(1)	Segment Adjusted EBITDA is not a measure defined under IFRS. Please see the reconciliation in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators” and also in footnote (2) to “Summary Consolidated Historical Financial Data.”

(2)	Segment Adjusted EBITDA margin (%) is not a measure defined under IFRS. Segment Adjusted EBITDA margin (%) is defined as Segment Adjusted EBITDA as a percentage of Segment Revenue.

(3)	Management Adjusted EBITDA is not a measure defined under IFRS. Management Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covenant Compliance and Financial Ratios.” Please see the reconciliation in that section and in footnote (3) to “Summary Consolidated Historical Financial Data.”

Our Industry

Aluminum sector value chain

The global aluminum industry consists of (i) mining companies that produce bauxite, the ore from which aluminum is ultimately derived, (ii) primary aluminum producers that refine bauxite into alumina and smelt alumina into aluminum, (iii) aluminum semi-fabricated products manufacturers, including aluminum casters, recyclers, extruders and flat rolled products producers, and (iv) integrated companies that are present across multiple stages of the aluminum production chain. The industry is cyclical and is affected by global economic conditions, industry competition and product development.

The price of aluminum, quoted on the London Metal Exchange (which we refer to in this prospectus as “LME”), is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminum have limited ability to manage the volatility of aluminum prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminum, nor do we participate in other upstream activities such as mining or refining bauxite.

Aluminum rolled and extruded product prices are generally based on price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminum into its semi-finished product). As a result, the impact of aluminum price changes on the manufacturers of these products is significantly less than the impact on primary aluminum producers.

Aluminum value chain

Aluminum rolled products overview

Aluminum rolled products, i.e., sheet, plate and foil, are semi-finished products that constitute almost 50 percent of all aluminum volumes used. They provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings, lithographic plate and foil for heat exchangers.

Independent aluminum rolled products producers and integrated aluminum companies alike participate in this market. Our rolling process consists of passing aluminum through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to approximately 0.2-6 mm for sheet or plates, which are thicker than 6 mm.

There are three sources of input metal for aluminum rolled products:

•	Primary aluminum, which is primarily in the form of standard ingot

•	Sheet ingot or rolling slab

•	Recycled aluminum, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as beverage cans.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminum and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminum is also an important source of input material and is tied to LME pricing (typically sold at a 7.5 percent–15 percent discount). Aluminum is indefinitely recyclable and recycling it requires only approximately 5 percent of the energy required to produce primary aluminum. As a result, in regions where aluminum is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminum products are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following charts illustrate expected global demand for aluminum extruded and rolled products. The expected growth through 2016 for the extruded products market and the flat rolled products market is 6 percent and 5.4 percent, respectively.

Projected Aluminum demand 2011 – 2016 (in thousand metric tons)

The market for aluminum rolled products tends to be less subject to demand cyclicality than the markets for primary aluminum and sheet ingot, which are affected by commodity price movements. A significant share of aluminum rolled products is used in the production of consumer staples, which have historically experienced relatively stable demand characteristics. These factors combine to create an industry that has lower cyclicality than the primary aluminum industry.

As the aluminum rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminum rolled products.

The supply of aluminum rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminum rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminum extrusions overview

Aluminum extrusion is a technique used to transform aluminum billets into objects with a definitive cross-sectional profile for a wide range of uses. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminum’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminum is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

The process of aluminum extrusion consists of the following steps:

•	After designing and creating the shape of the die, a cylindrical billet of aluminum alloy is heated to 800°F-925°F.

•	The aluminum billet is then transferred to a loader, where a lubricant is added to prevent it from sticking to the extrusion machine, the ram or the handle.

•	Substantial pressure is applied to a dummy block using a ram, which pushes the aluminum billet into the container, forcing it through the die.

•

To avoid the formation of oxides, nitrogen in liquid or gaseous form is introduced and allowed to flow through the sections of the die. This creates an inert atmosphere and increases the life of the die.

•

The extruded part passes onto a run-out table as an elongated piece that is now the same shape as the die opening. It is then pulled to the cooling table where fans cool the newly created aluminum extrusion.

•	When the cooling is completed, the extruded aluminum is moved to a stretcher, for straightening and work hardening.

•	The hardened extrusions are brought to the saw table and cut according to the required lengths.

•	The final step is to treat the extrusions with heat in age ovens, which hardens the aluminum by speeding the aging process.

Additional complexities may be applied during this process to further customize the extruded parts. For example, to create hollow sections, pins or piercing mandrels are placed inside the die. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminum’s finish. This may include aluminum anodizing or painting.

Today, aluminum extrusion is used for a wide range of purposes, including components of the transportation and industrial markets. Virtually every type of vehicle contains aluminum extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminum’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminum products, as aluminum extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminum, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminum extrusion a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

Within the downstream aluminum market, we have chosen to focus our product portfolio on selected end-markets that we believe have particularly attractive characteristics for aluminum and favorable growth fundamentals, including aerospace, packaging and automotive.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of 5.8 percent from 2010 to 2020) and (iii) “lightweighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements. Due to a combination of these factors, in 2012, both Boeing and Airbus predict the need for 25,000 to 30,000 new aircraft over the next 15 years across all categories of commercial aircraft.

The trend towards lightweighting aircraft is benefitting aluminum demand due to aluminum’s compelling strength-to-weight characteristics, and has been driving an increased use of aluminum in a wide spectrum of aeronautical applications. In addition, our proprietary AIRWARE™ material solution is increasingly being used by aircraft manufacturers to improve fuel efficiency of their aircraft.

Rigid Packaging

Aluminum beverage cans represented approximately 23 percent of the total global aluminum flat rolled demand by volume in 2011. According to CRU International Limited, European demand for aluminum beverage cans is expected to grow at a CAGR of 3 percent through 2016. Aluminum is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminum is displacing glass as the preferred packaging material in certain markets, such as beer. In our core European market, aluminum is replacing steel as the standard for beverage cans. Between 2010 and 2011, aluminum’s penetration of the European can stock market versus steel and other materials increased from 71 percent to 73 percent, while the number of aluminum cans produced increased from 34 billion to 37 billion. In addition, we are benefitting from increased consumption in Eastern Europe and growth in high margin products such as the specialty cans used for energy drinks.

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. During the economic crisis, can body stock volumes decreased by less than 9 percent in 2009 versus 2007 levels compared to a 24 percent decline for total flat rolled products volumes.

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extrusions and automotive structures out of our Automotive Structures & Industry operating segment.

The main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to LMC Automotive, light vehicle production is expected to grow from 50.7 million units in 2011 to 69.4 million units in 2016 in Europe, China and North America.

Within the automotive sector, the demand for aluminum has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminum products in automotive applications. We believe a main reason for this is aluminum’s high strength-to-weight ratio in comparison to steel. This lightweighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminum can be used in place of steel and an increased number of cars are being manufactured with aluminum panels and crash management systems. We believe that this trend will continue as increasingly stringent E.U. and U.S. regulations relating to reductions in carbon emissions, as well as high fuel prices, will force the automotive industry to increase its use of aluminum to “lightweight” vehicles. European automakers must reduce average carbon emissions across their fleets, from 142g/km currently to 130g/km, between 2012 and 2015, while similar rules in the United States are driving increases in average fleet efficiency. According to a study done by research firm Frost & Sullivan, the global market in Automotive applications for aluminum is expected to more than double by 2017 as a result of demanding new fuel-efficiency standards in the European Union, United States and Japan from $13 billion in 2010 to $28 billion in 2017.

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, Constellium worked with Mercedes-Benz to develop an all-aluminum crash management system that reduced the system’s weight by 50 percent. In addition, increasing demand for European luxury cars in emerging markets, particularly in China, is expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major German car manufacturers, who are particularly well placed in this region.

Our Competitive Strengths

Aluminum is a widely used, attractive industrial material, and several factors support fundamental long-term growth in aluminum consumption generally, including urbanization in emerging economies, economic recovery in developed economies and a global focus on sustainability. We believe that we are well positioned to benefit from this growth and increase our market share due to (i) our leading positions in attractive and complementary end-markets (aerospace, packaging and automotive), (ii) our advanced R&D technological capabilities, (iii) our global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce, (iv) our long-standing relationships with a diversified and blue-chip customer base, (v) our stable business model that delivers robust free cash flow across the cycle and (vi) our strong and experienced management team.

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core industries—aerospace, packaging and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise and advanced R&D and technology capabilities to produce.

We are the largest supplier globally of aerospace plates. We believe that our ability to fulfill the technical, R&D and quality requirements needed to supply the aerospace market gives us a significant competitive advantage. In addition, we have a dual continent presence that enables us to more effectively supply both Airbus and Boeing. We have sought to develop our strategic platform by making significant investments to increase our capacity and improve our capabilities and to develop our proprietary AIRWARE™ material solution. We believe we are well positioned to benefit from strong demand in the aerospace sector driven by the currently high backlogs for Boeing and Airbus, the focus on lightweighting to increase fuel efficiency and increased global demand driven by higher passenger numbers.

We are the largest supplier of European can sheet by volume and in our view we have benefited from (i) our strong relationships with the leading European can manufacturers, (ii) our recycling capabilities, and (iii) our fully-integrated Neuf-Brisach facility, which has full production capabilities ranging from recycling, casting, rolling and finishing. Packaging provides a stable cash flow stream through the cycle which can be used to invest in attractive opportunities in the aerospace and automotive industries which will drive longer term growth.

In automotive, we believe our leading positions in the supply of aluminum products are due to our advanced design capabilities, efficient production systems and established relationships with leading automotive OEMs. This includes being the second largest global supplier of auto crash management systems by volume. We expect that E.U. and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively high fuel prices, will continue to drive aluminum demand in the automotive industry.

In addition, we hold market leading positions in a number of other attractive product lines, including being the largest global supplier of aluminum closures and aluminum bright sheet and the largest European supplier of large profiles and hard alloy extrusions.

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of the high value-added, less commoditized products on which we focus and which make up the majority of our product portfolio. In particular, our R&D facility in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our robust intellectual property portfolio. We use our technological capabilities to develop tailored products in close partnerships with our customers, with the aim of building long-term and synergistic relationships.

One of our hallmark R&D achievements was the recent development of AIRWARE™, a lightweight specialty aluminum-lithium alloy developed for our aerospace customers to enable them to reduce fuel consumption and costs. AIRWARE™ was developed for certain customers using our pilot cast-house in Voreppe, and following a substantial capital expenditure investment, is now being produced on an industrial scale in our aerospace facility in Issoire, France.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that allows us to compete effectively in our selected end-markets across numerous geographies. The historically high level of investment in our facilities, with an estimated replacement value of over €6 billion, has enabled us to reliably produce a broad range of high-quality products. Our facilities are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high-quality products.

Our six key manufacturing sites feature industry-leading manufacturing capabilities with required industry qualifications that are difficult for others in the industry to replicate. For example, Neuf-Brisach is the most integrated downstream aluminum production facility in Europe, with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our Issoire, France and Ravenswood, West Virginia plants have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. We spent approximately €65 million from 2009 to date at Ravenswood to complete significant equipment upgrades, including a hot mill and new stretcher that is the most powerful stretcher in our industry. Additionally, our network of small extrusion and automotive structures plants enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the aerospace, packaging and automotive end-markets. We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with this blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions to meet evolving requirements. This includes developing products together through long-term R&D partnerships. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products, which requires substantial time and investment and creates high switching costs.

We have a relatively diverse customer base with our 10 largest customers representing 41 percent of our revenues for the twelve months ended June 30, 2012. The average length of our relationships with our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers. All of our major packaging, aerospace and automotive customers, including our top five customers, have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 50 percent of our volumes are generated under multi-year contracts and more than 30 percent are contracted until 2015 or later. This provides us with stability and significant visibility into our future volumes and earnings.

Stable business model that delivers robust free cash flow across the cycle

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, we seek to limit our exposure to commodity metal price volatility primarily by utilizing pass-through contractual arrangements and financial derivatives. Our business also features relatively countercyclical cash flows, with working capital released during downturns when there is lower demand and weaker aluminum pricing. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

In addition, we have a significant presence in what have proved to be relatively stable, recession-resilient end-markets with 48 percent of volumes in the twelve-month period ended June 30, 2012 sold into the relatively resilient can sheet and packaging end-markets, and 9 percent of volumes in that period sold into the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China.

We are also focused on optimizing the cost efficiency of our operations. In 2011, we implemented a rigorous continuous improvement program with the annual goal of outperforming inflation in non-metal cost base (labor, energy, maintenance) and lowering our volume breakeven level. As part of this program, we reduced our costs by €67 million in 2011.

Strong and experienced management team

We have a strong and experienced management team led by Pierre Vareille, our Chairman and Chief Executive Officer, who has more than 30 years of experience in the manufacturing industry and a successful track record of leading global manufacturing companies particularly in the domain of metal transformation for different industries such as automotive and aerospace. Both Mr. Vareille and our Chief Financial Officer, Didier Fontaine, have previously been involved in the management of public companies. Our executive officers and other key members of our management team have an average of more than 15 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and focus on health, safety and environmental improvements. Our board of directors includes current and former executives of Alcan, Rio Tinto, Bosch, Kaiser Aluminum and automotive suppliers such as Faurecia, who bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has three pillars: (i) selective participation, (ii) global leadership position and (iii) best-in-class efficiency and operational performance.

Selective Participation

Continue to target investment in high-return opportunities in our core markets (aerospace, packaging and automotive), with the goal of driving growth and profitability

We are focused on our three strategic end-markets—aerospace, packaging and automotive—which we believe have attractive growth prospects for aluminum. These are also markets where we believe that we can differentiate ourselves through our high value-added products, our strong customer relationships and our R&D and technological capabilities. Our capital expenditures and R&D spend are focused on these three strategic end-markets and are made in response to specific volume requirements from long-term customer contracts, which ensures relatively short payback periods and good visibility over return on investment.

For example, in aerospace, we continue to invest in expanding the capabilities of our two leading aerospace plate mills, Issoire and Ravenswood. At Issoire, we have budgeted approximately €48 million for the construction of a state-of-the-art AIRWARE™ casthouse in order to meet the strong growing volume demands for AIRWARE™ from our customers. Approximately €19 million has been spent on this construction as of June 30, 2012, and it is expected to be completed in 2015.

We are also investing in an expansion of our global Automotive Structures & Industry operating segment, including by making a significant investment in a new state-of-the-art 40 MegaNewton automotive extrusion press in Singen, Germany. In addition, at our Neuf-Brisach facility, we have completed substantial investments in a heat treatment and conversion line to serve growing customer demand for aluminum automotive sheets, as well as investments focused on productivity improvements, debottlenecking and recycling, each of which has helped us reinforce our presence in the European can body sheet market.

As part of our focus on our core end-markets and our strategy to improve our profitability, we also consider potential divestitures of non-strategic businesses. For example, we divested the vast majority of our AIN specialty chemicals and raw materials supply chain services division in 2011 to CellMark AB. In 2011 the discontinued operations of our AIN business generated a loss of €8 million.

Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Global Leadership Position

Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers

We aim to deepen our ties with our customers by consistently providing best-in-class quality, market leading supply chain integration, joint product development projects, customer technical support and scrap and recycling solutions. We believe that our product offering is differentiated by our market leading R&D capabilities. Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. Recent examples of market leading breakthroughs include our AIRWARE™ lithium alloy technology and our Solar Surface® Selfclean, a coating solution used in the solar industry which provides additional performance and functionality of the aluminum by chemically breaking down dirt and contaminants in contact with the surface.

Build a global footprint with a focus on expansion in Asia, particularly in China, and work to gain scale through acquisitions in Europe and the United States

We intend to selectively expand our global operations where we see opportunities to enhance our manufacturing capabilities, grow with current customers and gain new customers, or penetrate higher-growth regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns for our shareholders. In line with these principles, our recent expansions include:

•	the formation of a Chinese joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminum crash-management systems in Changchun and Kunshan, China; and

•	the successful expansion of our Constellium Automotive USA, LLC plant, located in Novi, Michigan, which is producing highly innovative crash-management systems for the automotive market.

We expect demand for flat rolled products and hard alloy extrusions in Asia, the United States and other regions will continue to grow, driven by the aerospace, packaging and automotive markets. We intend to pursue global expansion opportunities in those regions in a disciplined, deliberate manner.

Best-in-Class Performance

Contain our fixed costs and offset inflation with increased productivity

We have been executing an extensive cost savings program focusing on selling, general and administrative expenses, or SG&A, conversion costs and purchasing. In 2011, we realized a structural realignment of our cost structure and achieved €67 million of recurring annual cost savings. This represents approximately 6 percent of our estimated addressable cost base (i.e., excluding energy and metal costs). These savings are split between operating expenses (51 percent), SG&A savings (18 percent) and procurement savings (31 percent). This program was designed to right-size our cost structure, increase our profitability and provide a competitive advantage against our peers. Our cost savings program will continue to be a priority as we focus on optimizing our cost base and offsetting inflation.

Establish best-in-class operations through Lean manufacturing

We believe that there are significant opportunities to improve our services and quality and to reduce our manufacturing costs by implementing Lean manufacturing initiatives. “Lean manufacturing” is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

To focus our efforts, we have launched a Lean manufacturing program that is designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in five key areas: (i) safety, (ii) quality, (iii) working capital, (iv) delivery performance and (v) innovation.

Our Lean manufacturing program is overseen by a dedicated team, which reports directly to our Chief Executive Officer, Pierre Vareille. Mr. Vareille has a long track record of successfully implementing Lean manufacturing programs at other companies he has managed in the past.

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminum into semi-fabricated products. It is our policy not to speculate on metal price movements. For 95 percent of our volumes, we charge our customers a price that is equal to the aluminum price plus a fixed conversion fee. The aluminum price is either based on a LME value either at its forward price at time of ordering or contracting (fixed price) or based on a future average.

For all contracts, we continuously seek to eliminate the impact of aluminum price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminum that we buy and sell, with the following methods:

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In cases where we are able to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

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However, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes the metal is owned by our customers and we bear no metal price risk.

We mark-to-market open derivatives at the period end giving rise to unrealized gains or losses which are classified as non-cash items. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Segment Adjusted EBITDA and Management Adjusted EBITDA.

Our Facilities

We operate 25 production sites serving both global and local customers, including six major facilities and one world class R&D center. Our top six sites (Ravenswood, Neuf-Brisach, Issoire, Singen, Děčín and Sierre) make up a total of approximately 990,000 square meters. A summary of the six major facilities and our R&D center is provided below:

Our Industrial Facilities and Offices

Source: Company Information

(1)	As of September 2012. Includes temporary employees. Includes additional non-key facilities.

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The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €65 million from 2009 to June 30, 2012 on significant equipment upgrades (including a hot mill and new state-of-the-art stretcher), which are in the completion stages.

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The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. It contains our AIRWARE™ industrial casthouse and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested approximately €41 million in the facility from 2009 to June 30, 2012.

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The Neuf-Brisach facility is an integrated aluminum rolling, finishing and recycling facility in Europe. Our recent investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminum Body-in-White in the automotive market. We invested approximately €59 million in the facility from 2009 to June 30, 2012.

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The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested approximately €7 million in the facility from 2009 to June 30, 2012.

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The Singen, Germany facility has one of the largest extrusion presses in the world as well as advanced and highly productive integrated bumper manufacturing lines. We recently invested €11 million into a new state-of-the-art 40 MegaNewton automotive extrusion press. We invested approximately €43 million in the facility from 2009 to June 30, 2012. The rolling part has industry leading cycle times and high-grade cold mills with special surfaces capabilities.

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The Sierre, Switzerland facility is dedicated to precision plates for general engineering and is a leading supplier for high-speed train railway manufacturers. Sierre has the capacity to produce non-standard billets and a wide range of extrusions. We invested approximately €15 million in the facility from 2009 to June 30, 2012.

Our production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/Leased
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Carquefou	France	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Tarascon sur Ariège	France	Leased(2)
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned/Leased (1)
Automotive Structures & Industry	Novi, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Kunshan, Jiangsu Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Kamenice (JV)	Czech Republic	Owned
Automotive Structures & Industry	Ham	France	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Germigny, Saint-Florentin	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned

(1)	While a majority of the land is owned by us, certain plots of land are subject to a lease agreement.

(2)	While the land is owned by a third party, we own the structures on the land.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). In addition to the markets in which our sales force is physically based, we deliver to more than 60 countries globally. We serve our customers either directly or through distributors.

Sales of rolled and extruded products are made through our sales force, which is located to provide international coverage, and through a network of sales offices and agents in Europe, North America, Asia, Australia, the Middle East and Africa.

Raw materials and supplies

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto, one of our shareholders. In addition, approximately two-thirds of our slab and billet supply is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in most cases for more than 10 years). We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to its own casthouses.

•	Production scrap from customers.

•	End-of-life scrap (e.g., used beverage cans).

•	Specific alloying elements and prime ingots from metal traders.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. However, in an effort to acquire the most favorable energy costs, we have secured some of our natural gas and electricity pursuant to fixed-price commitments. In order to reduce the risks associated with our natural gas and electricity requirements, we use forward contracts with our suppliers to fix the price of energy cost. Furthermore, in our longer term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the aerospace, packaging and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing 41 percent of our 2011 revenues.

The average length of our relationships with each of our top 20 customers exceeds 25 years, and in some cases goes back as far as 40 years, particularly with our aerospace and packaging customers.

All of our major packaging, aerospace and automotive customers, including our top five customers, have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 50 percent of our volumes are generated under multi-year contracts and more than 30 percent are contracted until 2015 or later. This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually-beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently the exclusive qualified supplier to several facilities of our customers.

Competition

The worldwide aluminum industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminum competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Aerospace & Transportation operating segment are Alcoa Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa, Inc., and Sapa AB. Our key competitors in our Automotive Structures & Industry operating segment are Norsk Hydro ASA, Sapa AB, Alcoa, Inc., Aleris International, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminum Corp., Benteler International AG and YKK.

Employees

As of December 31, 2011, we employed approximately 8,900 direct employees of which 7,400 were engaged in production and maintenance activities and 1,500 were employed in support functions. Approximately 4,400 of our employees were employed in France, 1,900 in Germany, 1,000 in North America, 900 in Switzerland, and 700 in Eastern Europe and other regions. As of December 31, 2010 and 2009, we employed approximately 9,300 and 9,600 direct employees, respectively.

The vast majority of non-U.S. employees and approximately 60 percent of U.S. employees are covered by collective bargaining agreements. These agreements are negotiated on site, regionally or on a national level and are of different durations. Except in connection with prior negotiations around our plan to restructure our plant in Ham, France, which was completed during the fourth quarter 2011, we have not experienced a prolonged labor stoppage in any of our production facilities in the past 10 years.

In addition to our direct employees, we employed approximately 434, 814 and 846 temporary workers as of December 31, 2009, 2010, and 2011, respectively.

Research and Development

Our research and development capabilities coupled with our integrated, long-standing customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, e.g., by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. The research and development center employs 230 FTEs, including approximately 85 scientists and 85 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding and automotive hoods bumping and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

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Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex™, Formalex™ and Surfalex™, which were developed with automotive Body-in-White customers (mainly Daimler and Audi).

•	Technologically advanced equipment.

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Long-term partnerships with European universities—for example, Swiss Technology Partners and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

In 2009, 2010 and 2011, we invested €61 million, €53 million and €33 million in research and development, respectively. Research and development expenses in the year ended December 31, 2010 included the expenses of the AEP Business’s facility in Neuhausen which was not part of the Acquisition.

Trademarks, Patents, Licenses and IT

In connection with the Acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities such as the École Polytechnique Fédérale de Lausanne and other third parties, we occasionally obtain royalty-bearing licenses for the use of third party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 158 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office, the U.S. Patent and Trademark Office, and the State Intellectual Property Office of the People’s Republic of China. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability and motor contingency (France); (viii) trade credit; and (ix) other specific coverages for management, employment and business practice liability.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of non-compliance with EH&S laws and cooperate with authorities to redress any non-compliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the European Union’s Emissions Trading System (“ETS”). Although compliance with the ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2013 – 2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2011 were €55 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. At present, however, we do not expect that any of these claims or proceedings will have a material adverse effect on our business, financial condition or results of operations.

In recent years, asbestos related claims have been filed against us relating to historic asbestos exposure. We have made reserves for occupational disease claims in France of €6 million as of December 31, 2011, which we believe is adequate. However, there can be no assurance that our reserves are adequate to cover the costs of any future related claims.

MANAGEMENT

Executive Officers and Board of Directors

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this prospectus (ages are given as of November 20, 2012). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Pierre Vareille	55	Chairman	March 1, 2012
Richard B. Evans	65	Director	January 5, 2011
Gareth N. Turner	48	Director	May 14, 2010
Guy Maugis	59	Director	January 5, 2011
Joshua Harris	47	Director	January 5, 2011
Jean-Luc Allavena	49	Director	January 5, 2011
Matthew H. Nord	33	Director	May 14, 2010
Bret Clayton	50	Director	January 5, 2011
Mac Tracy	61	Director	September 12, 2012

Pierre Vareille. Mr. Vareille has been the Chairman and Chief Executive Officer of Constellium since March 2012. Prior to joining Constellium, Mr. Vareille was Chairman and Chief Executive Officer of FCI, a world-leading manufacturer of connectors. Mr. Vareille is a graduate of the French engineering school Ecole Centrale de Paris, the Institut d’Etudes Politiques de Paris (political science), and the Sorbonne University (economics and finance). He started his career in 1982 with Vallourec, holding various positions in manufacturing, controlling, sales and strategy before being appointed Chief Executive Officer of several subsidiaries. From 1995 to 2000 Mr. Vareille was Chairman and Chief Executive Officer of GFI Aerospace (now LISI Aerospace), after which he joined Faurecia as a member of the executive committee and Chief Executive Officer of the Exhaust Systems business. In 2002, he moved to Pechiney as a member of the executive committee in charge of the aluminum conversion sector and as Chairman and Chief Executive Officer of Rhenalu. He was then named in 2004 as Group Chief Executive of Wagon Automotive, a company listed on the London Stock Exchange, where he stayed until 2008. Mr. Vareille has been a member of the Société Bic board since 2009.

Richard B. Evans. Mr. Evans has served as our lead independent director since March 2012. Mr. Evans is currently Non-Executive Chairman of AbitibiBowater, a Forest Products company based in Montreal, a director of Noranda Aluminum Holding Corporation and an independent director of CGI, an IT consulting and outsourcing company. He retired in April 2009 as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal-based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with the Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans also is currently an Executive in Residence and Advisory Board member at the McGill University Faculty of Business, and is a member of the Advisory Board of the Global Economic Symposium based in Kiel, Germany. He is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Gareth N. Turner. Mr. Turner is a partner of Apollo Management, L.P., having joined Apollo in 2005. From 1997 to 2005, Mr. Turner was employed by Goldman Sachs as a Managing Director in its investment banking group from 2003 to 2005. Mr. Turner was head of the Goldman Sachs Global Metals and Mining Group and managed the firm’s investment banking relationships with major companies in the metals and mining sector. He has a broad range of experience in both capital markets and mergers and acquisitions transactions. Prior to joining Goldman Sachs, Mr. Turner was employed at Lehman Brothers from 1992 to 1997. He also worked for Salomon Brothers from 1991 to 1992 and RBC Dominion Securities from 1986 to 1989. Mr. Turner serves on the board of directors of CEVA Group Plc, The Monier Group, Ascometal SAS, and Noranda Aluminum Holding Corporation. Mr. Turner received an MBA, with distinction, from the University of Western Ontario in 1991 and a BA from the University of Toronto in 1986. Mr. Turner has been actively involved in the metals sector as an advisor to many of the major metals and mining companies during his career and has over 20 years of experience in financing, analyzing and investing in public and private companies, including many in the metals and mining sector.

Guy Maugis. Mr. Maugis has been the President of Robert Bosch France SAS since January 2004. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. Mr. Maugis is a former student of École Polytechnique, Engineer of “Corps des Ponts et Chaussées” and has worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Joshua Harris. Mr. Harris is a Senior Managing Director of Apollo and Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Inc. Mr. Harris currently serves on the boards of directors of Apollo Global Management, LLC, Berry Plastics Group Inc., LyondellBasell Industries, CEVA Group Plc and Momentive Performance Materials Holdings LLC. Mr. Harris has previously served on the boards of directors of Verso Paper Corp., Metals USA, Inc., Nalco Corporation, Allied Waste Industries, Inc., Pacer International, Inc., General Nutrition Centers, Inc., Furniture Brands International Inc., Compass Minerals International, Inc., Alliance Imaging, Inc., NRT Inc., Covalence Specialty Materials Corp., United Agri Products, Inc., Quality Distribution, Inc., Whitmire Distribution Corp. and Noranda Aluminum Holding Corporation. Mr. Harris is a member of The Federal Reserve Bank of New York Investors Advisory Committee on Financial Markets and is a member and serves on the Corporate Affairs Committee of the Council on Foreign Relations. Mr. Harris serves as Chairman of the Department of Medicine Advisory Board for The Mount Sinai Medical Center and is on the Board of Trustees of the Mount Sinai Medical Center. He is also a member of The University of Pennsylvania’s Wharton Undergraduate Executive Board and is on the Board of Trustees for The Allen-Stevenson School and the Harvard Business School. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a Bachelor of Science degree in Economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar. Mr. Harris has significant experience in making and managing private equity investments on behalf of Apollo and has over 24 years of experience in financing, analyzing and investing in public and private companies.

Jean-Luc Allavena. Mr. Allavena joined Apollo in January 2007. From 2005 to 2006, Mr. Allavena was the Chief of Staff of H.S.H Prince Albert II of Monaco. Prior to this position Mr. Allavena was employed by Lagardére Media Group from 2000 to 2005 as Chief Operating Officer and by Pechiney from 1992 to 2000 as Chief Financial Officer (1992-1996), Chief Operating Officer (1996-1999), and Chief Executive Officer (1999-2000) of the cosmetics packaging division Techpack. He also worked for Suez Lyonnaise des Eaux (1989-1992) as a financial controller and at Banque Paribas (1986-1989) as an analyst. Mr. Allavena has a broad range of experience in management of companies in various sectors (media, manufacturing, services), international development and restructuring. In addition, he serves on the French-American Foundation and is a member of the international advisory board of HEC (a leading French business school) and has been Chairman of the HEC alumni association (2001-2003) and Chairman of the HEC Foundation (2003-2005). Mr. Allavena graduated from HEC in 1986.

Matthew H. Nord. Mr. Nord is a partner of Apollo and has held various positions at Apollo since 2003. From 2001 to 2003, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group Inc., SOURCECORP, Inc., Evertec, Inc., and Noranda Aluminum Holding Corporation. Mr. Nord also serves on the Board of Overseers of the University of Pennsylvania’s School of Design. Mr. Nord graduated summa cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Nord has over 10 years of experience in financing, analyzing and investing in public and private companies, including significant experience making and managing private equity investments on behalf of Apollo. He has worked on numerous metals industry transactions at Apollo, particularly in the aluminum sector.

Bret Clayton. Mr. Clayton is a member of the Executive Committee of Rio Tinto and was appointed Group Executive, Business Support & Operations at Rio Tinto in November 2009, responsible for Rio Tinto’s business evaluation, risk, assurance and audit activities, as well as Rio Tinto Exploration and Global Business Services such as procurement, information systems and technology, shared services and group property. He joined Rio Tinto in 1995 and has held a series of management positions, including head of the group’s global copper and diamond operations, the President and Chief Executive Officer of U.S. coal operations, and the Chief Financial Officer of the group’s iron ore operations. Prior to joining Rio Tinto, Mr. Clayton worked for PricewaterhouseCoopers for nine years, auditing and consulting to the mining industry. Mr. Clayton has been a non-executive director of Praxair and member of its audit and governance and nominating committees since April 2012, a non-executive director of Ivanhoe Mines Ltd. between 2007 and 2009, a member of the board of directors and the executive committee of the International Copper Association between 2006 and 2009, a member of the Coal Industry Advisory Board to the International Energy Agency (IEA) between 2003 and 2006, and a member of the board of directors of the U.S. National Mining Association between 2002 and 2006.

Mac Tracy. Theodore M. (“Mac”) Tracy has served as Vice President, Mergers and Acquisitions at Rio Tinto since October 2007. Mr. Tracy joined Rio Tinto in 2007 following its acquisition of Alcan, where he had worked for the prior 31 years in management positions in strategic planning, finance, marketing, general management and M&A and last served as Vice President, Mergers and Acquisitions since December 2006. Mr. Tracy earned an MA from the Johns Hopkins School of Advanced International Studies and a BA in International Economics from Colgate University.

The following persons are our officers:

Name	Age	Title
Pierre Vareille	55	Chief Executive Officer
Didier Fontaine	51	Chief Financial Officer
Christophe Villemin	44	President, Aerospace & Transportation
Laurent Musy	46	President, Packaging & Automotive Rolled Products
Paul Warton	51	President, Automotive Structures & Industry
Peter Basten	37	Vice President Strategic Planning & Business Development
Marc Boone	50	Vice-President, Human Resources
Jeremy Leach	50	Vice President and General Counsel
Nicolas Brun	46	Vice President, Communications
Daniel James Altmeyer	48	Vice President, Metal and Purchasing
Willem Lens	59	Chief Information Officer

The following paragraphs set forth biographical information regarding our officers:

Didier Fontaine. Mr. Fontaine has been the Chief Financial Officer of Constellium since September 2012. Prior to joining Constellium, Mr. Fontaine was from March 2009 Executive Vice President and Chief Financial Officer and Information Technology Director of the Plastic Omnium, a world-leading automotive supplier present in 27 countries with over 20,000 employees, which is listed on Euronext Paris and is part of the CAC

Mid 60. Mr. Fontaine was also a member of the executive committee during his time at Plastic Omnium and was instrumental in orchestrating the company’s post-2008 recovery by generating a strong cash position and operating margin. In 2010, Plastic Omnium was recognized as the company with the highest share price improvement on Euronext Paris. Mr. Fontaine started his career in 1987 with Crédit Lyonnais, holding various positions in Canada, France and Brazil in corporate and structured finance. From 1995 to 2001, he worked for the Schlumberger Group where he held various positions in the Treasury and Controller departments. In 2001, he joined Faurecia Exhaust System as Vice President of Finance and IT and managed the South American and South African operations up to 2004. In 2005, Mr. Fontaine joined Inergy Automotive System, a fuel tank business and a joint venture between Solvay Group and Plastic Omnium as the Chief Financial Officer and IT director (and was also a member of the company’s executive committee). Mr. Fontaine is a graduate of L’Institut d’Études Politiques of Paris “Sciences Po” (with a major in finance and tax) and has a master’s degree in econometrics from Lyon University.

Christophe Villemin. Mr. Villemin has been our President, Aerospace & Transportation since January 2011 and previously held the same role at Alcan Engineered Products since April 2008. Mr. Villemin also oversees our R&D and technology activities. Mr. Villemin joined Alcan in 1994 and held various management positions in different sectors in packaging and aluminum conversion in Europe and United States. In 2002, he was appointed General Manager, Alcan Rolled Products Valais in Switzerland and in 2005, President, Alcan Engineered Aluminum Products (EP), Packaging & Automotive Rolled Products operating segment. He became Executive Sponsor, EP Innovation Cells in October 2007. Under his leadership, the business developed and launched our AIRWARE™ material solution. In 2008, Mr. Villemin was distinguished as a “Young Global Leader” of the World Economic Forum.

Laurent Musy. Mr. Musy has served as our President, Packaging & Automotive Rolled Products since January 2011 and previously held the same role at Alcan Engineered Products since April 2008. Prior to that, Mr. Musy was at Pechiney Aluminium Metal as its Continuous Improvement Champion in 1998, following nine years with Bull Japan, Saint-Gobain and McKinsey. He has eight years’ experience in upstream aluminum activities, including as General Manager of the St. Jean de Maurienne smelter, France, Chief Executive Officer of the Tomago Aluminium joint venture in Australia, and President of Alcan Bauxite and Alumina’s Atlantic Operations. Mr. Musy led the integration of Rio Tinto and Alcan Bauxite & Alumina, based in Australia.

Paul Warton. Mr. Warton has served as our President, Automotive Structures & Industry since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he has spent 17 years managing aluminum extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Peter Basten. Mr. Basten has served as our Vice President, Strategic Planning and Business Development since January 2011, and previously held the same role at Alcan Engineered Products beginning in September 2010. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminum packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a strategy consulting firm. His responsibilities ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

Marc Boone. Mr. Boone joined Constellium in June 2011 as Vice-President, Human Resources. From 2003 through 2010, Mr. Boone served as the Human Resources Director at Uniq plc, and prior to 2003 held human resources and change management positions in industrial and service companies such as Alcatel Mietec, Johnson Controls, MasterCard, General Electric and KPMG.

Jeremy Leach. Mr. Leach joined Constellium as Vice President and General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and has held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun. Mr. Brun has served as our Vice President, Communications in January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications (and was a member of the executive committee) and also as Head of Communications for Thales Alenia Space. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics and also has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and also a post-graduate degree in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Daniel James Altmeyer. Mr. Altmeyer joined Constellium in 2011 as Vice President, Metal and Purchasing. Before working with Constellium, he held the positions of Executive Vice President of Corporate Purchasing with Ashley Furniture Industries Inc. (USA) from 2010 to 2011, Vice President of Global Supply Management with Invensys PLC (UK) 2009 to 2010, Vice President & General Manager Asia Pacific with Jason Inc. (Shanghai, PRC) 2006 to 2009. Previously he held positions of Vice President of Strategic Global Sourcing with Rockwell Automation (USA) 2000 to 2006 and Director of Sourcing Emerson (USA) 1994 to 2000. Mr. Altmeyer holds an MBA from the University of Chicago and a BS in Industrial Engineering from the University of Wisconsin (Madison).

Willem Lens. Mr. Lens joined Constellium in August 2011 as Chief Information Officer (CIO). Before working with Constellium, he developed significant international management experience in information technology in different industries such as distribution & wholesale, industrial machinery & automation and chemicals & agriculture. Most recently, he was Head of IS Strategy and Business Architecture in Syngenta from 2009-2011. From 2003-2009, he worked for Rockwell Automation, first as Director IT EMEA in Belgium and later as Director, Program Office in Milwaukee (USA). From 1986-2003, he held several management positions in Belgium and Germany for SEI (later Avnet) including Group Information Officer, Avnet Technology Solutions Europe. Mr. Lens received a postgraduate degree in Business Administration from the Katholieke Universiteit Leuven, Belgium and a Masters of Applied Sciences from the Rijksuniversiteit Gent, Belgium.

Board Structure

At the time of completion of this offering, our board of directors will consist of                  directors, less than a majority of whom will be citizens or residents of the United States. Under the terms of our Amended and Restated Articles of Association, our directors serve terms of three years, with the terms of approximately one-third of our board members expiring in any one year.

We maintain a one-tier board of directors consisting of both executive directors and non-executive directors (each a “director”). Under Dutch law, the board of directors is responsible for our policy and day-to-day management. The non-executive directors supervise and provide guidance to the executive directors. Each director owes a duty to us to properly perform the duties assigned to him and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Our Amended and Restated Articles of Association will provide that our shareholders acting at a general meeting (a “General Meeting”) appoint directors upon a binding nomination by the non-executive directors. The

General Meeting may at all times overrule the binding nature of such nomination by a resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50 percent of our issued share capital. If the binding nomination is overruled, the non-executive directors may then make a new nomination. If such a nomination has not been made or has not been made in time, this shall be stated in the notice and the General Meeting shall be free to appoint a director in its discretion. Such a resolution of the General Meeting must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50 percent of our issued share capital.

The members of our board of directors may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss a director must be adopted by at least two-thirds of the votes cast, provided that such majority represents more than 50 percent of our issued share capital. If, however, the proposal to suspend or dismiss the directors is made by the board of directors, the proposal must be adopted by simple majority of the votes cast at the General Meeting. An executive director can at all times be suspended by the board of directors.

Director Independence

As a foreign private issuer under the NYSE rules, we are not required to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, our board of directors has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs.                          and                          are independent directors.

Committees

Audit Committee

Our audit committee consists of Messrs.                  (chairman), and                 . Our board of directors has determined that Messrs.                  and                  are “audit committee financial experts” as defined by the SEC and also meet the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our consolidated financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

Executive Committee

The current members of the executive committee are Messrs.                  (chairman) and                 . The principal duties and responsibilities of the executive committee are as follows:

•	subject to applicable law, to exercise the powers and the duties of the board of directors between board meetings and while the board of directors is not in session; and

•	to implement the policy decisions of the board of directors.

Remuneration Committee

Our remuneration committee consists of Messrs.                      (chairman),                      and                     . The principal duties and responsibilities of the remuneration committee are as follows:

•

to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to the board of directors and take such other actions as are necessary and consistent with our Amended and Restated Articles of Association.

Nominating/Governance Committee

The current members of the nominating/corporate governance committee are Messrs.                      and                     . The principal duties and responsibilities of the nominating/corporate governance committee are as follows:

•

to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

Compensation of Non-Employee Directors and Officers

Non-Employee Director Compensation

Following the completion of the offering, it is expected that our non-employee directors will receive fees for their service as a board member that are substantially similar to the fees paid to non-employee directors for service for the 2011 fiscal year. Mr. Evans and Mr. Maugis, two of our non-employee directors, are each paid an annual retainer of €60,000 and receive €2,000 for each meeting of the board they attend. Mr. Evans is paid €60,000 per year for his services as the lead independent director of the board, a position to which he was appointed in March 2012. Mr. Maugis is paid €2,000 for each meeting of the Audit Committee he attends and €3,500 for each meeting of the Government and Public Affairs Committee he chairs. During 2011, Mr. Evans was paid €3,500 for chairing Audit Committee meetings and €2,000 for attendance at Government and Public Affairs Committee meetings. The remaining directors are employed by or otherwise affiliated with one of our shareholders and therefore do not receive fees for service on our board.

The following table sets forth the approximate remuneration paid during our 2011 fiscal year to our non-employee directors:

Name	Annual Director Fees	Board/Committee Attendance Fees	Total
Guy Maugis	€60,000	€34,000	€94,000
Richard B. Evans	€156,500	€26,000	€182,500

Officer Compensation

The following table sets forth the approximate remuneration paid during our 2011 fiscal year to our executive officers, including Christel Bories, our former Chief Executive Officer, James Gelly, our former Chief Financial Officer and Arnaud de Weert, our former Chief Operating Officer.

Name and Principal Position	Annual Base Salary	Non-equity Incentive Plan Compensation (EPA Bonus)	Change in Pension Value(1)	All Other Compensation		Total
Christel Bories, former CEO	€572,000	€603,632	€310,000	€20,000	(2)	€1,505,632
James Gelly, former CFO	€453,000	€478,051	€246,000	€20,000	(3)	€1,197,051
Arnaud de Weert, former COO	€450,000	€440,093	€244,000	€15,000	(2)	€1,149,093
Total	€1,475,000	€1,521,776	€800,000	€55,000		€3,851,776

(1)	No amounts are attributable to deferred compensation earnings or accruals for our 2011 fiscal year. Represents amounts contributed by the Company during our 2011 fiscal year in respect of each executive officer’s pension plan entitlements.
(2)	Represents €15,000 in costs of providing a Company car during our 2011 fiscal year.
(3)	Represents €5,000 in fees paid or reimbursed by the Company for tax preparation assistance and €15,000 in costs of providing a Company car during our 2011 fiscal year.

Below is a brief description of the compensation and benefit plans in which our officers participate.

Executive Performance Award Plan

Each of our officers participates in the Executive Performance Award Plan (the “EPA”). The EPA is an annual cash bonus plan intended to provide performance-related award opportunities to employees who contribute substantially to the success of Constellium. Under the EPA, participants are granted opportunities to earn cash bonuses (expressed as a percentage of base salary) based on the level of achievement of certain financial metrics established by the Remuneration Committee for the applicable annual performance period, environmental, health and safety (EHS) performance objectives approved by the Audit Committee and individual and team objectives established by the applicable participant’s supervisor. The level of attainment of awards granted under the EPA is generally determined 70 percent based on the level of attainment of the applicable financial metrics, 10 percent based on the level of attainment of EHS performance objectives and 20 percent based on the level of attainment of individual and team objectives. Awards are paid (generally subject to continued service through the end of the applicable annual performance period) in the year following the year for which such awards were granted.

Long Term Incentive Cash Plan

The Long Term Incentive Cash Plan is intended to motivate and retain certain key senior employees of Constellium who are not eligible to participate in our management equity plan described below. Approximately 50 of our senior employees were selected by our Remuneration Committee to receive grants of cash awards under the Long Term Incentive Cash Plan during our 2011 fiscal year. Participants’ award opportunities are based on job grade, with the amount earned in respect of such awards based on the level of attainment of the applicable performance criteria for the applicable measurement years. Awards earned under the plan are generally paid in the third year following the applicable measurement year, with the awards generally vesting based on continued service through the end of the year preceding the year in which payment of the award is made.

Employment and Service Arrangements

We are party to employment or services agreements with each of our officers. We may terminate certain officers’ employment with or services to us for “cause” upon advance written notice, without compensation, for certain acts of the officer. Each officer may terminate his or her employment at any time upon advance written notice to us. In the event that the officer’s employment or service is terminated by us without cause or, in the case of certain executives, by him for “good reason,” the officer is entitled to certain payments as provided by applicable laws or collective bargaining agreements or as otherwise provided under the applicable employment or services agreements. Except for the foregoing, our officers are not entitled to any severance payments upon the termination of their employment or services for any reason.

Under such employment and services agreements, each of our officers has also agreed not to engage or participate in any business activities that compete with us or solicit our employees or customers for (depending on the officer) up to two years after the termination of his employment or services. They have further agreed not to use or disseminate any confidential information concerning us as a result of performing their duties or using our resources during their employment with or services to us.

Other Information Relating to Members of Board of Directors and Executive Officers

Except as described below, with respect to each of the members of the our board of directors, executive officers and senior management we are not aware of (i) any convictions in relation to fraudulent offenses in the last five years, (ii) any bankruptcies, receiverships or liquidations of any entities in which such members held any office, directorships or senior management positions in the last five years, or (iii) any official public incrimination and/or sanctions of such person by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years:

•

Mr. Evans was non-executive Chairman of AbitibiBowater in 2009 when the company sought creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Protection Act in Canada.

Management Equity Plan

Following the Acquisition, a management equity plan (the “MEP”) was established with effect as from February 4, 2011 to facilitate investments by our officers and other members of management in Constellium. In connection with the MEP, a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), was formed. The general partner of Management KG is Omega MEP GmbH (“GP GmbH”), a German limited liability company, which is wholly owned by Stichting Management Omega, a foundation formed under Dutch law. The main terms and conditions of the MEP are set out in the partnership agreement of Management KG dated as of February 4, 2011 and the Investment and Shareholders Agreement dated January 28, 2011 entered into among Constellium, Stichting Management Omega, GP GmbH and Management KG, effective as of February 4, 2011. An overview of the corporate structure is set out below.

At the level of GP GmbH, an advisory board was established with representatives of Apollo, Rio Tinto and FSI who select, from time to time, individual employees or officers of Constellium who are invited to invest indirectly in Constellium Holdco B.V. by becoming limited partners in Management KG. Stichting Management Omega is also a limited partner in Management KG for the purpose of warehousing management partnership interests from time to time as described further below.

As part of implementation of the MEP, an option agreement was entered into between Constellium Holdco B.V. and Management KG on January 28, 2011 under which Management KG has the option to subscribe for up to 190,784 Class A ordinary shares and 95,392 Class B ordinary shares in the capital of Constellium. As of September 30, 2012, a total of 52 senior employees (the “MEP Participants”) of Constellium had invested in the MEP and become limited partners in Management KG.

The main function of Stichting Management Omega is to act as a “warehousing” entity following a situation in which MEP Participants cease to be employed by Constellium. In such circumstance, Stichting Management Omega is entitled to acquire the limited partnership interest in Management KG attributable to such departing MEP Participants. The terms of the acquisition depend upon, among other things, the reason for the MEP Participant’s departure from Constellium, the length of his/her investment and the performance of Constellium, all as more specifically defined in the partnership agreement of Management KG. Any Management KG partnership interests acquired by Stichting Management Omega will be held by it and may be used for future allocation to other employees or officers of Constellium who are invited to become MEP Participants. As of September 30, 2012, Stichting Management Omega held Management KG interests in respect of approximately 31,393 Class A ordinary shares and 15,485 Class B ordinary shares (in addition to a certain amount of liable capital. Rio Tinto International Holding Limited, Apollo Omega (Lux) S.a.r.l., Fonds Stratégique d’Investissement, Constellium Holdco B.V. and Stichting Management Omega entered into an agreement (the “Funding Agreement”) effective as of July 1, 2011, that provides that partnership interests in Constellium Management GmbH held by Stichting Management Omega will be so held for the benefit and risk of Rio Tinto, Apollo, and FSI.

As of September 30, 2012, Management KG held 6.85 percent of the issued share capital of Constellium, consisting of 167,697 Class A ordinary shares and 91,684 Class B ordinary shares. The indirect owners of the shares in Constellium held by Management KG are the MEP Participants and Stichting Management Omega in accordance with their interests in Management KG.

KG interests held by MEP participants in respect of Class B ordinary shares are granted in service- and performance-vesting tranches. The service-vesting tranche generally vests in 20 percent increments on the 1st, 2nd, 3rd, 4th and 5th anniversary of a MEP participant’s effective investment date if the MEP participant continues employment with Constellium through the applicable vesting date. The performance-vesting tranches generally vest on December 31 of each of 2011, 2012, 2013, 2014 and 2015 only if the MEP participant continues employment with Constellium through the applicable vesting date and Constellium attains certain EBITDA targets in respect of the financial year ending on the applicable vesting date, which targets may be adjusted to account for the impact of certain non-ordinary-course transactions. If the EBITDA targets with respect to a financial year are not attained, the performance-vesting sub-tranches that were eligible to vest during such year remain eligible to vest based on the level of EBITDA attainment in the following year, and performance-vesting sub-tranches eligible to vest in a future year may earlier vest based on the level of EBITDA attainment during the year prior to the scheduled vesting year, in each case subject to certain terms and conditions set forth in the MEP.

In subscribing for partnership interests in Management KG (and thereby indirectly investing in Constellium Holdco B.V.), the MEP Participants have invested a total amount of approximately $5,330,539 as of September 30, 2012.

PRINCIPAL SHAREHOLDERS

The following table sets forth the shareholders of Constellium Holdco B.V. and the number and percentage of Class A ordinary shares owned by each such shareholder, in each case as of September 30, 2012. We are currently majority owned by Apollo, which beneficially owned, as of September 30, 2012, approximately 53.2 percent of our ordinary shares.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the ordinary shares beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Constellium Holdco B.V., Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name of beneficial owner	Number of shares beneficially owned	Beneficial Ownership percentage
Apollo Funds(1)	1,967,742	53.2 percent
Rio Tinto International Holdings Limited(2)	1,437,429	38.9 percent
Fonds Stratégique d’Investissement(3)	369,720	10.0 percent

(1)	Represents an aggregate of 1,967,742 ordinary shares of Constellium Holdco B.V., including (i) 1,788,186 ordinary shares held of record by Apollo Omega (Lux) S.à.r.l. (“Apollo Omega”), (ii) 11,859 ordinary shares held of record by AMI (Luxembourg) S.à.r.l. (“AMI”), and (iii) 167,697 ordinary shares held of record by Omega Management GmbH & Co. KG (“Management KG”).

AMI holds our ordinary shares that it holds of record for the benefit of the limited partnership for which it serves as the general partner. AMI (Holdings) LLC (“AMI Holdings”) is the sole shareholder of AMI. Apollo International Management, L.P. (“Intl Management”) is the sole member and manager of AMI Holdings, and Apollo International Management GP, LLC (“International GP”) is the general partner of Intl Management.

Omega MEP GmbH (“MEP GP”) is the general partner of Management KG and as such has the authority to make investment decisions on behalf of, and vote securities held by, Management KG. Decisions made by MEP GP with respect to actions to be taken by Management KG are made by a five-member advisory board, of which three members are appointed by Apollo Omega, and must be approved by at least two of the members appointed by Apollo Omega.

AIF VII Euro Holdings, L.P. (“Euro Holdings”) is the sole shareholder of Apollo Omega. Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”) is the general partner of Euro Holdings, and Apollo Advisors VII (EH-GP) Ltd. (“Advisors VII (EH-GP)”) is the general partner of Advisors VII (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VII (EH-GP) and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Apollo Management VII, L.P. (“Management VII”) is the manager of Euro Holdings. AIF VII Management, LLC (“AIF VII”) is the general partner of Management VII. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VII, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP and International GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control over our ordinary shares that are held by Apollo Omega, AMI and Management KG.

The principal address of each of Apollo Omega and AMI is 44, Avenue John F. Kennedy, L-1885, Luxembourg. The principal address for each of Management KG and MEP GP is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany. The principal address of each of Euro Holdings, Advisors VII (EH), Advisors VII (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman, KY1-9005. The principal address of each of AMI Holdings, Management VII, AIF VII, Apollo Management, Management GP, Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	Represents (a) 1,376,505 shares held directly by Rio Tinto International Holdings Limited (“RTIHL”) and (b) 60,924 shares held by Omega Management GmbH & Co. KG (“Management KG”). RTIHL directly holds 1,376,505 shares and has full voting and dispositive power over these securities. RTIHL is a wholly-owned subsidiary of Rio Tinto plc and is under the common control of Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited may therefore be deemed to be indirect beneficial owners of the shares held by RTIHL. Pursuant to the partnership agreement regarding Management KG, RTIHL has the ability to direct the vote of 36.33 percent of the shares held by Management KG, currently representing approximately 60,924 shares. Therefore, RTIHL is considered to be the beneficial owner of such securities, although it does not retain any dispositive power with respect to them. The address for Rio Tinto plc and RTIHL is 2 Eastbourne Terrace, London W2 6LG, United Kingdom. The address of Rio Tinto Limited is 120 Collins Street, Melbourne, Victoria, Australia 3000. The address for Management KG is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

(3)	Consists of (a) 352,950 shares held directly by Fonds Stratégique d’investissement (“FSI”) and (b) 16,770 shares held by Omega Management GmbH & Co. KG (“Management KG”). FSI is owned by Caisse des Dépôts et Consignations (CDC) (which holds 51% of its share capital and solely controls FSI) and the French State (which holds 49% of FSI’s share capital). CDC may therefore be deemed to be indirect beneficial owner of the shares held by FSI. Pursuant to the partnership agreement regarding Management KG, FSI has the ability to direct the vote of 10 percent of the shares held by Management KG, currently representing approximately 16,770 shares. Therefore, FSI is considered to be the beneficial owner of such securities, although it does not retain any dispositive power with respect to them. The address for CDC and FSI is 56 rue de Lille, 75007 Paris, France. The address for Management KG is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

None of our ordinary shares are held of record by holders located in the United States. There have been no significant changes in the percentage ownership of our ordinary shares held by our principal shareholders over the last three years. None of our principal shareholders have voting rights different from those of other shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders Agreement

In connection with the Acquisition, Apollo, Rio Tinto and FSI entered into a Shareholders Agreement, dated as of January 4, 2011 (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other items, certain restrictions on the transferability of equity ownership in Constellium as well as certain tag-along rights, drag-along rights, and piggy-back registration rights.

Each of Apollo, Rio Tinto and FSI has various shareholder consent rights on the actions of the Constellium business. All three have the right to consent to, among other actions: material changes to the business; amendments of constitutional documents; changes in board or board committee sizes; closures of certain facilities; a change in geographic location of the corporate headquarters; and non-ordinary course payments to Apollo other than pursuant to previously agreed fee arrangements. Each of Apollo and Rio Tinto has the right to consent to, among other actions, material acquisitions or disposals; material mergers or other proposed business combinations; material new issues of equity or shareholder debt; repurchases or redemptions of securities; material borrowings; and changes to the distribution or dividend policy. Finally, Apollo must consent to, among other actions: appointment or removal of the chief executive officer, chief financial officer, chief operating officer, president or other senior operating officer; approval, adoption or modification of annual or quarterly operating and capital expenditure budgets and business plans; winding up, liquidation or dissolution; entry into, termination or modification of material partnerships, JVs or profit-sharing arrangements; non-ordinary course entry into, termination, amendment or renewal of material contracts; or entry into any “non-compete,” “non-solicit” or similar undertaking.

The Shareholders Agreement also contains an undertaking by Apollo and Rio Tinto, subject to certain limitations, against competing with the Constellium business. The restriction applies to businesses that compete with the Constellium business in the aluminum fabrication industry. The non-compete undertaking applies to products or services provided in countries in which Constellium has engaged in a competing business during the 12-months prior. The non-compete undertaking extends from the closing of the Acquisition until 18-months after the relevant party owns less than 10 percent of the outstanding shares of Constellium Holdco B.V. We expect to amend and restate the current Shareholders Agreement in connection with this offering. See “—Amended and Restated Shareholders Agreement.”

Amended and Restated Shareholders Agreement

Apollo, Rio Tinto and FSI expect to enter into an amended and restated shareholders agreement prior to the completion of this offering (the “Amended and Restated Shareholders Agreement”). This agreement will provide for, among other things, reasonable and customary assistance by us to Apollo, Rio Tinto and FSI if they are seeking to offer and sell any of their ordinary shares in the public market, including with respect to supplemental listing applications, registrations with and filing requirements of applicable government authorities, and compliance with other laws applicable to such offerings and sales. The agreement will also contain certain restrictions on Apollo and Rio Tinto’s ability to compete with us or solicit our employees.

In addition, the Amended and Restated Shareholders Agreement will provide that, except as otherwise required by applicable law, (a) Rio Tinto will continue to be entitled to appoint one director to our board of directors so long as its percentage ownership interest is equal to or greater than 10 percent or it continues to hold all of the ordinary shares it subscribed for the closing of the Acquisition; (b) FSI will continue to be entitled to appoint one director to our board of directors so long as its percentage ownership interest is equal to or greater than four percent or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition; and (c) Apollo will be entitled to appoint (i) a majority of the directors comprising our board of directors for so long as its percentage ownership interest is equal to or greater than 40 percent or it continues to hold all of the ordinary shares it subscribed for at the closing of the Acquisition, and in each case provided no person who is not an affiliate of Apollo holds a majority of the ordinary shares then outstanding, or (ii) in the event that Apollo does not satisfy either of the foregoing requirements, two directors to our board of directors so long as its percentage ownership interest is equal to or greater than 10 percent. Our directors will be elected by our shareholders acting at a general meeting upon a binding nomination by the non-executive directors as described in “Management—Board Structure.” Therefore, Apollo, Rio Tinto and FSI will each be required to vote the ordinary shares held by them in accordance with their respective director designation rights as set forth in the Amended and Restated Shareholders Agreement at the general meeting. A shareholder’s percentage ownership interest is derived by dividing (i) the total number of ordinary shares owned by such shareholder and its affiliates by (ii) the total number of outstanding ordinary shares (but excluding ordinary shares issued pursuant to the MEP).

We believe the Amended and Restated Shareholders Agreement will be on arm’s-length terms.

Share Sale Agreement

The Share Sale Agreement between Constellium Holdco B.V. and affiliates of Rio Tinto (the “SPA”), dated as of December 23, 2010, contains customary warranties and indemnities given by affiliates of Rio Tinto regarding the Constellium business. The warranties are subject to customary qualifications and limitations on Rio Tinto’s liability and expire generally at the end of March 2013, except for those with respect to certain environmental matters which survive for five years following completion of the Acquisition, certain warranties relating to retirement benefit arrangements and antitrust warranties which survive for three years following completion of the Acquisition and certain warranties regarding taxes and ownership of shares which generally survive until the statutory limitations date. The SPA and certain indemnity agreements executed pursuant to the SPA provide for certain other specific indemnities, in each case subject to specified conditions and limitations.

Shareholder Loan Agreement

In connection with the Acquisition, Apollo and FSI entered into a Shareholder Loan Facility which provided for an aggregate funding commitment amount of $275 million (equivalent to €212 million at the 2011 year-end exchange rate). See “Description of Certain Indebtedness.” The Shareholder Loan Facility was terminated on May 25, 2012 and all indebtedness outstanding thereunder was repaid in full.

Transitional Services Agreements and Sublease

At the closing of the Acquisition, Constellium Switzerland AG, a wholly owned subsidiary of Constellium, and Alcan France SAS, a wholly owned subsidiary of Alcan Holdings Switzerland AG, the seller in the Constellium SPA, entered into a Transitional Services Agreement to provide, on a transitional basis, certain administrative, information technology, accounting, payroll, human resources, compliance, finance, and treasury services and other assistance, consistent with the services provided by Rio Tinto before the transaction. The charges for the transitional services generally are intended to allow Rio Tinto to fully recover the costs directly associated with providing the services, plus an additional five percent charge for administrative costs for services that are provided beyond the original service term specified in the Transitional Services Agreement.

The services provided under the Transitional Services Agreement terminate at various times specified in the agreement (generally one year after the completion of the Acquisition). Constellium may terminate services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liability of Rio Tinto under the Transitional Services Agreement is generally limited to the aggregate charges actually paid to Rio Tinto by Constellium pursuant to the Transitional Services Agreement. The Transitional Services Agreement also provides that Rio Tinto will be liable to Constellium under the agreement only to the extent any liabilities arise from Rio Tinto’s willful and intentional breach, willful misconduct, fraud or gross negligence, and that Rio Tinto will not be liable to the recipient of such service for any indirect or consequential damages. It is expected that all services that have not yet terminated under this agreement will terminate by December 31, 2012 with the exception of certain payroll services.

In connection with the Acquisition, an affiliate of Constellium also entered into a sublease of premises in La Défense Paris France, leased by an affiliate of Rio Tinto. The sublease provided for a reimbursement of certain costs under certain conditions to such Constellium affiliate by the Rio Tinto affiliate. The sublease was terminated on November 30, 2011.

Management Agreement with Apollo

In connection with the Acquisition, Apollo entered into a management agreement with Constellium relating to the provision of certain financial and strategic advisory services and consulting services. The term of the agreement is December 31, 2020, and at the end of each year, it will automatically be extended by one year unless due notice to the contrary is given by either party. Constellium has agreed to pay Apollo an annual fee equal to the greater of $2 million and one percent of an adjusted EBITDA measure as defined in the Shareholders Agreement discussed above, plus related expenses. Apollo was paid a management fee of $2 million or €1.4 million in April 2011 and $2 million or €1.4 million in October 2011. Constellium has also agreed to indemnify Apollo and its affiliates, as well as their respective directors, officers and representatives, for any losses relating to the services contemplated by the management agreement.

Acquisition Expense Reimbursement Agreement

Apollo, Rio Tinto and the FSI entered into an agreement, dated as of August 4, 2010, pursuant to which they agreed that Constellium would reimburse certain transaction costs incurred by them in connection with the Acquisition up to a cap of approximately $90 million. In addition, agreement provided that upon completion of the Acquisition, a transaction fee of up to $12.5 million payable by Constellium would be split between Apollo, Rio Tinto and the FSI in proportion to their initial equity ownership in Constellium Holdco. These fees were paid by Constellium on or shortly after completion of the Acquisition on January 4, 2011.

Metal Supply Agreements

In connection with the Acquisition, Constellium Switzerland AG (“Constellium Switzerland”), a wholly owned indirect subsidiary of Constellium Holdco B.V., entered into certain agreements dated as of January 4, 2011 with Rio Tinto Alcan Inc. (“Rio Tinto Alcan”), Aluminium Pechiney and Alcan Holdings Switzerland AG (“AHS”), each of which is an affiliate of Rio Tinto, which provide for, among other things, the supply of metal by Rio Tinto affiliates to Constellium Switzerland, the provision of certain technical assistance and other services relating to aluminum-lithium, a covenant by Rio Tinto Alcan to refrain from producing, supplying or selling aluminum-lithium alloys to third parties and certain cost reimbursement obligations of AHS. Constellium has provided a guarantee to Rio Tinto Alcan and Aluminium Pechiney in respect of Constellium Switzerland’s obligations under the supply agreements.

European Slab Supply Agreement. Constellium Switzerland and Rio Tinto Alcan entered into an agreement for the supply of sheet ingot by Rio Tinto Alcan for a 10-year term that expires at the end of 2020. The agreement provides for an annual supply of approximately 240,000 tons, with reductions beginning in 2016. The metal is to be supplied to Constellium’s facilities at Singen (Germany), Neuf-Brisach (France) and Issoire (France) from Rio Tinto’s facilities at Hafnarfjordur (Iceland), Dunkerque (France) and Lynemouth (United Kingdom) (although the Lynemouth smelter is no longer in production). The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. Each party is required to pay certain penalty or reimbursement amounts in the event it fails or is unable to purchase or supply, as applicable, specified minimum annual quantities of metal.

Billets Supply Agreement. Constellium Switzerland and Aluminium Pechiney entered into an agreement for the supply of approximately 70,000 tons per year of sheet ingot for extrusions for an initial term that ended in 2011, and thereafter automatically renews for one-year terms unless a notice of non-renewal is given at least six months prior to expiration of the then-current term. No non-renewal notice has been given for this agreement to date, and thus the agreement is still in effect. In the event of non-renewal, the agreement will continue for a two-year step-down period, with annual volumes generally reduced to two-thirds in the first year and one-third in the second year. The earliest year in which the agreement may be fully stepped down is the beginning of 2015. The metal will be supplied to Constellium’s French facilities in Saint Florentin, Ham and Nuits-Saint-Georges, as well as to other Constellium facilities located in Germany, Switzerland, Slovakia and Czech Republic. The main Rio Tinto facilities that will be supplying the metal are located in Isal (Iceland), Soral (Norway) and Anglesey (United Kingdom). The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions.

Aluminum-Lithium Supply Agreement. Constellium Switzerland and Rio Tinto Alcan entered into an agreement for the supply of aluminum-lithium ingots with an initial term that will expire at the end of 2012. Constellium has elected to extend the term in accordance with the agreement and therefore the agreement will terminate on December 21, 2013. The amount of metal to be supplied to Constellium Switzerland is calculated as a percentage of Constellium Switzerland’s aluminum-lithium customer orders, subject to a monthly cap of 58 slabs on Rio Tinto Alcan’s supply obligation. The metal will be supplied to Constellium’s facilities at Ravenswood (United States), Issoire (France) and Montreuil Juigné (France) primarily from Rio Tinto’s facility in Dubuc, Quebec (Canada). Constellium Switzerland is required to pay certain penalty amounts in the event it fails to purchase specified minimum annual quantities of metal. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions. In addition, the agreement provides that until the date that is one year after expiration of the term of agreement, Rio Tinto Alcan and its affiliates may not produce, supply or sell aluminum-lithium alloys to third parties or sell, license or otherwise transfer certain know-how of Constellium relating to aluminum-lithium to any third party. Constellium Switzerland has granted Rio Tinto Alcan a license to use certain aluminum-lithium know-how of Constellium in the casting and production of metal alloys. In addition, Constellium Switzerland and Rio Tinto Alcan entered into an agreement for the provision of certain technical assistance and other services by Rio Tinto Alcan to Constellium Switzerland. The agreement will expire at the end of 2012.

Rod Supply Agreement. Constellium Switzerland and Aluminium Pechiney entered into an agreement for the supply of aluminum rod that will expire at the end of 2014. The agreement provides for an annual supply of 1,800 tons of aluminum rod to Constellium’s facility at Montreuil Juigné from Rio Tinto’s facilities at St-Jean-de-Maurienne and Castelsarrasin. The agreement provides for certain representations and warranties, audit and inspection rights, on-time shipment requirements and other customary terms and conditions.

Intellectual Property Licenses

In connection with the Acquisition, affiliates of Rio Tinto have granted a license to Constellium Switzerland to use certain “Pechiney” and “Alcan” trade names and trademarks, subject to terms and conditions specified in the license agreements, for a limited transitional period of two years and three years, respectively, from and after January 4, 2011.

Environmental Liabilities Agreement

In connection with the Acquisition, Constellium Valais SA (formerly Alcan Aluminium Valais SA) and the Canton du Valais entered into an agreement providing for the transfer of land and allocation of costs and risk regarding environmental liabilities pertaining to certain plots at the Valais site (Chippis, Sierre and Steg). Certain plots of land and environmental liabilities relating to land no longer used for operations by Constellium Valais SA were transferred to Metallwerke Refonda AG, a subsidiary of Rio Tinto, and AHS provided a guarantee for the performance of such obligations by Metallwerke Refonda AG.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following summary of the material terms of certain financing arrangements to which we and certain of our subsidiaries will be party following the offering contemplated hereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For further information regarding our existing indebtedness, see “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Term Loan

On May 25, 2012, we entered into a $200 million (equivalent to €158 million at the period end exchange rate) secured term loan (the “Term Loan”), maturing on May 25, 2018, with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent (the “Administrative Agent”). The proceeds of the Term Loan were used to repay the outstanding Shareholder Loan Agreement and pay fees and expenses associated therewith.

Interest under the Term Loan is calculated, at our election, based on either the London Interbank Offered Rate (LIBOR) or base rate (as calculated by the Administrative Agent in accordance with the Term Loan). LIBOR loans accrue interest at a rate of LIBOR, subject to a 1.25 percent floor, plus 8.00 percent per annum. Base rate loans accrue interest at the base rate, subject to a 2.25 percent floor, plus 7.00 percent per annum.

We are required to prepay the Term Loan, subject to certain exceptions and adjustments, with:

•

in the event that our consolidated leverage ratio is (i) greater than 2.00, 75 percent of excess cash flow (as defined in the agreement governing the Term Loan), (ii) less than or equal to 2.00 but greater than 1.25, 50 percent of excess cash flow and (iii) less than or equal to 1.25 but greater than 0.75, 25 percent of excess cash flow; and

•

100 percent of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or commit to reinvest those proceeds in assets to be used in the business or to make certain other permitted investments within 12-months (and, if committed to be reinvested, actually reinvested within 18-months).

Subject to certain exceptions, if the Term Loan (or any portion thereof) is prepaid or repriced on or prior to the fourth anniversary of the Term Loan, the Term Loan (or such portion thereof) must be prepaid or repriced at:

•	if such prepayment or repricing occurs on or prior to the first anniversary of the Term Loan, 100 percent of the amount prepaid or repriced plus a make-whole premium set forth in the Term Loan;

•	if such prepayment or repricing occurs after the first anniversary of the Term Loan and on or prior to the second anniversary of the Term Loan, 104 percent of the amount prepaid or repriced;

•	if such prepayment or repricing occurs after the second anniversary of the Term Loan and on or prior to the third anniversary of the Term Loan, 102 percent of the amount prepaid or repriced; and

•	if such prepayment or repricing occurs after the third anniversary of the Term Loan and on or prior to the fourth anniversary of the Term Loan, 101 percent of the amount prepaid or repriced.

The Term Loan may be prepaid at any time after the fourth anniversary of the Term Loan without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. The Term Loan amortizes at a rate of .25 percent per quarter.

Our obligations under the Term Loan are guaranteed by our material subsidiaries located in the Netherlands, France, Germany, Switzerland, United States and Czech Republic. Our obligations under the Term Loan are secured on a first priority basis by (i) a pledge of the capital stock of all guarantors, (ii) subject to limited exceptions, a pledge of the bank accounts of all guarantors, (iii) subject to limited exceptions, a pledge of all intra-group receivables owing to guarantors and (iv) subject to certain prior governmental liens on the property, plant and equipment of Ravenswood (as defined below), substantially all assets of Ravenswood and U.S. Holdings I (as defined below), other than the accounts receivable, inventory and cash of Ravenswood and U.S. Holdings I. Our obligations under the Term Loan are secured on a second priority basis by the accounts receivable, inventory and cash of Ravenswood and U.S. Holdings I.

The Term Loan contains customary terms and conditions, including among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, the Term Loan requires us to maintain a ratio of consolidated secured net debt to Management Adjusted EBITDA of no more than 2.25 to 1.00 (stepping down to 2.00 to 1.00 on and after the fiscal quarter ending September 30, 2013), tested on a quarterly basis. Under the Term Loan, we were required for the first time to report on November 29, 2012 compliance with our covenants; we reported on November 29, 2012 that we were in compliance with our covenants as of and for the four quarters ended September 30, 2012.

Management Adjusted EBITDA is calculated as Segment Adjusted EBITDA, further adjusted to remove or add certain identified amounts that would not meet the standards for inclusion under Article 11 of Regulation S-X, but which are included by the Term Loan for the purposes of determining Management Adjusted EBITDA. Management Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, Management Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as investments in our associates, interest and principal payments on our indebtedness, depreciation and amortization expense (which, because we use capital assets, is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (which, because the payment of taxes is part of our operations, is a necessary element of our costs and ability to operate), non-recurring or unusual expenses and capital expenditure. Further, no third party has compiled, reviewed or performed any assurance procedures with respect to the calculation of Management Adjusted EBITDA or has expressed an opinion or given any other form of assurance on the calculation of Management Adjusted EBITDA. The inclusion of Management Adjusted EBITDA in this prospectus is appropriate because it provides additional information to investors about our compliance with the consolidated secured net leverage ratio under our Term Loan. This presentation of Management Adjusted EBITDA may not be comparable to other similarly titled adjusted EBITDA measures of other companies.

For a reconciliation of Profit/Loss- Continuing Operations for the period to Segment Adjusted EBITDA and a reconciliation of Segment Adjusted EBITDA to Management Adjusted EBITDA, see footnotes (2) and (3) to “Summary—Summary Consolidated Historical Financial Data.”

The Term Loan also contains customary events of default.

U.S. Revolving Credit Facility (the “ABL Facility”)

On May 25, 2012, Constellium Rolled Products and Constellium Holdco II B.V. Ravenswood, LLC (“Ravenswood, LLC”) entered into a $100 million (equivalent to €79 million at the period closing exchange rate) secured asset-based revolving credit facility (the “U.S. Revolving Credit Facility”), maturing on May 25, 2017, with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas, as administrative agent (the “Administrative Agent”) and collateral agent. The U.S. Revolving Credit Facility has sublimits of $25 million for letters of credit and 10 percent of the revolving credit facility commitments for swingline loans. The U.S. Revolving Credit Facility provides Ravenswood, LLC a working capital facility for its operations.

Ravenswood, LLC’s ability to borrow under the U.S. Revolving Credit Facility is limited to a borrowing base equal to the sum of (a) 85 percent of eligible accounts receivable plus (b) up to the lesser of (i) 80 percent of the lesser of cost or market value of eligible inventory and (ii) 85 percent of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations (including a limitation that the amount of the borrowing base attributed to eligible inventory be no more than 70 percent of the total borrowing base) and reserve requirements.

Interest under the U.S. Revolving Credit Facility is calculated, at Ravenswood, LLC’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the U.S. Revolving Credit Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 2.00 – 2.50 percent per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 1.00 – 1.50 percent per annum (determined based on average quarterly excess availability). Ravenswood, LLC is required to pay a commitment fee on the unused portion of the U.S. Revolving Credit Facility of 0.375 percent – or 0.50 percent per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the U.S. Revolving Credit Facility may be repaid from time to time without premium or penalty.

Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are guaranteed by Constellium U.S. Holdings I, LLC (“U.S. Holdings I”) and Constellium Holdco II B.V. (“Holdco II”). Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not guaranteed by the Issuer or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are secured on a first priority basis by all accounts receivable, inventory and cash of Ravenswood, LLC and U.S. Holdings I. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are secured on a second priority basis, subject to certain prior governmental liens on the property, plant and equipment of Ravenswood, LLC, by substantially all other assets of Ravenswood, LLC and U.S. Holdings I. Ravenswood, LLC’s obligations under the U.S. Revolving Credit Facility are not secured by any assets of the Issuer or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility contains customary terms and conditions, including among other things, negative covenants limiting Ravenswood, LLC and U.S. Holdings I’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the U.S. Revolving Credit Facility do not apply to the Issuer or any of its subsidiaries organized outside of the United States.

The U.S. Revolving Credit Facility also contains a minimum availability covenant that requires Ravenswood, LLC to maintain excess availability under the U.S. Revolving Credit Facility of at least the greater of (a) $10 million and (b) 10 percent of the aggregate revolving loan commitments. As of June 30, 2012, there was (i) $55 million of borrowings outstanding and (ii) $12 million of undrawn letters of credit issued under the U.S. Revolving Credit Facility. Also, as of June 30, 2012, Ravenswood, LLC had excess availability of approximately $32.5 million under the U.S. Revolving Credit Facility and was in compliance with all applicable covenants thereunder.

The U.S. Revolving Credit Facility also contains customary events of default.

Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a €200 million factoring agreement (the “French Factoring Agreement”) with GE Factofrance S.A.S., as factor (the “French Factor”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers” together with the French Sellers, the “Sellers”) entered into €100 million factoring agreements (the “German/

Swiss Factoring Agreement” together with the French Factoring Agreement, the “Factoring Agreements”) with GE Capital Bank AG, as factor (the “German/Swiss Factor” together with the French Factor, the “Factors”). The Factoring Agreements provide for the sale by the Sellers to the Factors of receivables originated by the Sellers, subject to the maximum amount of the facilities. The Factoring Agreements have a five-year term, ending on January 4, 2016. The funding made available to the Sellers by the Factors will be used by the Sellers for general corporate purposes.

Generally speaking, receivables sold to the Factors under the Factoring Agreements are without recourse to the Sellers in the event of a payment default by the relevant customer to the extent that such receivables are covered by credit insurance purchased for the benefit of the Factor. The Factors are, however, entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the Sellers to repurchase such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a Seller and the relevant customer, (ii) in relation to the French Factoring Agreement only, the French Factor cannot recover from a credit insurer for such non-payment or (iii) the receivable proves not to have satisfied the eligibility criteria set forth in the Factoring Agreements. Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the Factoring Agreements.

The Sellers will collect the transferred receivables on behalf of the Factors pursuant to a receivables collection mandate granted by the Sellers pursuant to the Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the Factors and (iii) a factoring fee on all assigned receivables. In addition, the Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the Factoring Agreements) on assigned receivables.

The Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a group level minimum liquidity covenant that is tested quarterly. As of and for the fiscal quarter ended June 30, 2012, the Sellers were in compliance with all applicable covenants under the Factoring Agreements.

As of June 30, 2012, there were (i) €81 million financed under the French Factoring Agreement and (ii) €42 million financed under the German/Swiss Factoring Agreement. As of June 30, 2012, the Sellers had availability of (i) €60 million under the French Factoring Agreement and (ii) €36 million under the German/Swiss Factoring Agreement.

DESCRIPTION OF CAPITAL STOCK

This section of the prospectus includes a description of the material terms of our Amended and Restated Articles of Association as they will be in effect as of the completion of this offering, and of specific provisions of the Book 2 of the Dutch Civil Code (Boek 2 van het Nederlands Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares, which we refer to as the “Dutch Civil Code.” The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our Amended and Restated Articles of Association, which will be attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of that exhibit.

General

Currently, our authorized share capital consists of 17,300,000 Class A ordinary shares, 100,000 Class B1 ordinary shares and 100,000 Class B2 ordinary shares, each with a nominal value of €0.01. As of September 30, 2012, there were 3,697,197 Class A ordinary shares, 13,666 Class B1 ordinary shares and 78,018 Class B2 ordinary shares outstanding, which were held of record by five shareholders. References to our “ordinary shares” refer to our Class A ordinary shares offered pursuant to this prospectus.

Effective immediately prior to the consummation of this offering, pursuant to our Amended and Restated Articles of Association, our authorized share capital will consist of          ordinary shares, each with a nominal value of €         , and          preference shares, each with a nominal value of €         . Upon the completion of the offering, there will be          ordinary shares outstanding. Apollo, Rio Tinto and FSI will hold or exercise voting power over approximately          percent of our ordinary shares after the consummation of this offering. See “Risk Factors—We are principally owned by Apollo, Rio Tinto and FSI, and their interests may conflict with or differ from your interests as a shareholder” for more information.

Form of Shares

Pursuant to our Amended and Restated Articles of Association, our ordinary shares are available in the form of an entry in the share register without issuance of a share certificate and—to the extent the board of directors so decides—in the form of an entry in the share register with the issuance of a share certificate. Our preference shares exist in registered form. The board of directors may determine that, to facilitate trading of our ordinary shares on foreign stock exchanges, share certificates will be issued that comply with the requirements set by such foreign stock exchange(s). All of our ordinary shares are registered in a register maintained by us and on our behalf by our transfer agent. Transfers of registered shares require a written deed of transfer and an acknowledgement by Constellium Holdco B.V. to be effective. Immediately after the consummation of this offering, our ordinary shares will be freely transferable except as otherwise restricted under U.S. or other applicable securities laws.

Issuance of Ordinary Shares

We may issue ordinary and preference shares subject to the maximum amounts prescribed by our authorized share capital contained in our Amended and Restated Articles of Association. Our board of directors has the power to issue ordinary and preference shares if and to the extent that the general meeting of shareholders has delegated such authority to the board of directors. A delegation of authority to the board of directors to issue ordinary and preference shares remains effective for the period specified by the general meeting of shareholders and may be up to five years from the date of delegation. The general meeting of shareholders may renew this delegation annually. Without this delegation, only our shareholders acting at a general meeting of shareholders have the power to authorize the issuance of ordinary and preference shares. Pursuant to a resolution of the general meeting of shareholders adopted on                     , our board of directors is authorized to issue ordinary and preference shares until                      under the restrictions specified in our Amended and Restated Articles of Association.

In connection with the issuance of ordinary shares, at least the nominal value must be paid for such shares. No obligation other than to pay up to the nominal amount of a share may be imposed upon a shareholder against the shareholder’s will, by amendment of the Amended and Restated Articles of Association or otherwise. Subject to Dutch law, payment for shares must be in cash to the extent no other contribution has been agreed and may be made in any currency approved by Constellium Holdco B.V.

In connection with the issuance of preference shares, at least a quarter of the nominal value must be paid for preference shares.

Any increase in the number of authorized shares would require the approval of an amendment to our Amended and Restated Articles of Association in order to effectuate such increase. To be effective, any such amendment would need to be proposed by the board of directors and adopted by the shareholders at a general meeting by a majority vote.

Pre-emptive Rights

Each holder of ordinary shares has a pre-emptive right to subscribe for ordinary shares that we issue for cash unless the general meeting of shareholders, or its delegate, limits or excludes this right. A holder of ordinary shares does not have a pre-emptive right to subscribe for preference shares. Furthermore, no pre-emptive rights exist with respect to ordinary shares issued (i) for consideration other than cash, (ii) to our employees or the employees of our group of companies or, (iii) to a party exercising a previously obtained right to acquire shares.

The right of our shareholders to subscribe for shares pursuant to this pre-emptive right may be excluded or limited by the general meeting of shareholders. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or exclude the pre-emptive rights of shareholders. Such a delegation requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting of shareholders where less than half of the issued share capital is represented or a majority of the votes cast at the general meeting of shareholders where more than half of the share capital is represented. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years.

Pursuant to a resolution of the general meeting of shareholders adopted on         , our board of directors is authorized to limit or exclude the pre-emptive rights of holders of ordinary shares until         , and our board of directors has excluded that right with respect to the shares to be sold in this offering.

Repurchases of our Shares

We may acquire our shares, subject to applicable provisions of Dutch law and our Amended and Restated Articles of Association, to the extent:

•

our shareholders’ equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (i) our share capital account plus (ii) any reserves required to be maintained by Dutch law or our Amended and Restated Articles of Association; and

•	after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50 percent of our issued share capital.

Our board of directors may repurchase shares only if our shareholders have authorized the board of directors to do so. Our board of directors is authorized to repurchase the maximum permissible amount of ordinary shares on the NYSE and Euronext Paris during the 18-month period ending on         , which is the maximum initial term under Dutch law, at prices between an amount equal to the nominal value of the shares and an amount equal to                  percent of the market price of the shares on the NYSE and Euronext Paris (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of repurchase). The authorization is not required for the acquisition of our shares listed on the NYSE market or the Euronext Paris market for the purpose of transferring the shares to employees under our management equity incentive plan.

Capital Reductions; Cancellation

Upon a proposal of the board of directors, at a general meeting, our shareholders may vote to reduce our issued share capital by (i) cancelling shares or (ii) by reducing the nominal value of the shares by amendment to our Amended and Restated Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares can only relate to (a) shares held in treasury by the company; or (b) when relating to our preference shares, upon repayment. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction in the number of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class. A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a resolution to reduce capital requires notice to our creditors, who have a right to object to a reduction in capital under specified circumstances.

General Meetings of Shareholders

Each shareholder has a right to attend general meetings, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Amended and Restated Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of two specified locations in the Netherlands (Amsterdam and Haarlemmermeer (Schiphol)) within six months after the end of our fiscal year. Our board of directors may convene additional general meetings of shareholders as often as they deem necessary. Pursuant to Dutch law, one or more shareholders representing at least 10 percent of our issued share capital may request the Dutch courts to order that a general meeting of shareholders be held if our board of directors has not met the request of such shareholders to convene a general meeting of shareholders. Dutch law does not restrict the rights of holders of ordinary shares who do not reside in the Netherlands from holding or voting their shares.

We will give notice of each meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with applicable stock exchange and SEC requirements. We will give notice at least 42 calendar days prior to a general meeting of shareholders and we are required to publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the general meeting of shareholders, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the general meeting of shareholders, (iii) any proposals with respect to resolutions to be adopted by the general meeting of shareholders or, if no proposal will be submitted to the general meeting of shareholders, an explanation by the board with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the general meeting of shareholders.

Shareholders representing at least three percent of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held and such request is not contrary to a significant interest of ours. Our board of directors may decide that shareholders are entitled to participate in, to address and to vote in the general meeting of shareholders by way of an electronic means of communication, in person or by proxy, provided the shareholder may by the electronic means of communication be identified, directly take notice of the discussion in the meeting and participate in the deliberations. Our board of directors may adopt a resolution containing conditions for the use of electronic means of communication in writing. If our board of directors has adopted such regulations, they will be disclosed with the notice of the meeting as provided to shareholders.

The board may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders are entitled to attend and vote in the general meeting of shareholders. If and to the extent that the total number of outstanding shares and voting rights in our capital are changed on the record date, we have to publish on our website on the first business day following the record date such total number of outstanding shares and voting rights on the record date.

At least within 15 calendar days after the general meeting of shareholders we are required to publish the established voting results for each resolution on our website.

Voting Rights

Each share is entitled to one vote. Voting rights may be exercised by registered shareholders or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Our Amended and Restated Articles of Association do not limit the number of registered shares that may be voted by a single shareholder. Treasury shares, whether owned by us or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders. Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast, except where Dutch law or our Amended and Restated Articles of Association provide for a special majority.

Our Amended and Restated Articles of Association and Dutch law provide that decisions of our board of directors involving a significant change in our identity or character are subject to the approval of the general meeting of shareholders. Such changes include:

•	the transfer of all or substantially all of our business to a third party;

•

the entry into or termination of a longstanding joint venture by us or by any of our subsidiaries with another legal entity or company, or of our position as a fully liable partner in a limited partnership or a general partnership if the joint venture is of a major significance to us; or

•

the acquisition or disposal, by us or any of our subsidiaries, of a participating interest in the capital of a company valued at one-third or more of our assets according to our most recently adopted consolidated annual balance sheet with explanatory notes thereto.

Matters requiring a majority of at least two-thirds of the votes cast, which majority votes also represent more than 50 percent of our issued share capital include, among others:

•	a resolution to cancel a binding nomination for the appointment of members of the board of directors;

•	a resolution to appoint members of the board of directors, if the board of directors fails to exercise its right to submit a binding nomination, or if the binding nomination is set aside; and

•	a resolution to dismiss or suspend members of the board of directors other than pursuant to a proposal by the board of directors.

Matters requiring a majority of at least two-thirds of the votes cast, if less than 50 percent of our issued share capital is represented include, among others:

•

a resolution of the general meeting of shareholders regarding restricting and excluding pre-emptive rights, or decisions to designate the board of directors as the body authorized to exclude or restrict pre-emptive rights; and

•	a resolution of the general meeting of shareholders to reduce our outstanding share capital.

Adoption of Annual Accounts and Discharge of Management Liability

We are required to publish our annual accounts within four-months after the end of each financial year and our half-yearly figures within two-months after the end of the first six months of each financial year. Furthermore, we are required to publish interim management statements (containing, among other things, an overview of important transactions and their financial consequences) in the period starting ten weeks after and six weeks before the first and second half of each financial year, or, alternatively, to publish quarterly financial statements. Within five calendar days after adoption of our annual accounts, we are required to submit our adopted annual accounts to the Netherlands Authority for the Financial Markets, or AFM.

The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, our shareholders must approve the appointment and removal of our independent auditors, as referred to in Article 2:393 Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting will be subject to the supervision of the AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information in case on the basis of publicly available information it has reasonable doubts as to the integrity of our financial reporting.

Management Indemnification

Our Amended and Restated Articles of Association provide that we will indemnify our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers.

Dividends

Our Amended and Restated Articles of Association provide that dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will have the ability to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our Amended and Restated Articles of Association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. From the profits,      percent of the amount paid or required to be paid on the preference shares, must, if possible, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned. We may not make any distribution of profits on shares that we hold. Our board of directors will determine whether and how much of the remaining profit they will reserve and the manner and date of such distribution and will notify shareholders thereof.

All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared and will continue to be prepared under EU IFRS and are deposited with the Commercial Register in Amsterdam, the Netherlands.

Liquidation Rights and Dissolution

Under our Amended and Restated Articles of Association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal by the board of directors.

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed as follows: (i) first, to the extent possible, to the holders of preference shares, the amounts paid up on such preference shares, and (ii) then, to the extent possible, the balance remaining shall be distributed to the holders of ordinary shares in proportion to their nominal possession of such shares. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of the Netherlands.

Preference Share Plan and Foundation

The Stichting Preferente Aandelen Constellium Holdco N.V. (the “Foundation”) was incorporated on                      to facilitate Constellium Holdco B.V.’s ability to deter takeover attempts and other measures that the Foundation board determines to be not in the best interests of Constellium and its shareholders. Constellium has granted a call option to the Foundation that may be exercised at any time either in full or in part to subscribe for preference shares of Constellium Holdco B.V. The maximum number of preference shares that may be acquired by the Foundation pursuant to this call option is equal to 100% of our total issued and outstanding share capital (excluding issued and outstanding preference shares), and the exercise price for the preference shares would be equal to the nominal value of the preference shares. The Foundation and Constellium can also agree that in connection with the issue of the preference shares only part of the nominal value (at least 25%) shall be paid up. If the call option is exercised in full, the Foundation would have the ability to exercise 50% plus one vote in the general meeting of shareholders of the Company. The corporate objectives of the Foundation are to deter possible hostile takeovers, limit undesirable influence of certain shareholders under certain circumstances, and to act in the interests of Constellium Holdco B.V. and all of its stakeholders. The Foundation is not able to sell, encumber or otherwise dispose of the preference shares, except that the Foundation may sell preference shares to us or to our affiliates, and the Foundation may assist in the repayment or cancellation of preference shares. The approval of the board of directors of Constellium is required for any transfer of preference shares.

Within      months following the issuance of preference shares to the Foundation, a general meeting of shareholders will be held to decide on the proposal to repurchase or withdraw the outstanding preference shares. Any repurchase or cancellation of preference shares would be without prejudice to the right of the Foundation to subscribe for preference shares again up to the maximum as referred to above, following the repurchase or cancellation.

The board of the Foundation is currently composed of the following members:                 . All members of the board of directors of the Foundation are independent from Constellium. The Foundation meets the independence requirement as referred to in Article 5:71 (1)(c) of the Dutch Financial Supervision Act.

Limitations on Non-residents and Exchange Controls

There are no limits under the laws of the Netherlands or in our Amended and Restated Articles of Association on non-residents of the Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of the Netherlands on the conduct of our operations or affecting the remittance of dividends.

Netherlands Squeeze-Out Proceedings

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account holds at least 95 percent of our issued capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van

Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes irrevocable, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he shall also publish the same in a newspaper with a national circulation.

Choice of Law and Exclusive Jurisdiction

Our Amended and Restated Articles of Association provide that, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by Dutch law, unless such rights or obligations do not relate to or arise out of the capacities above.

Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the Dutch courts. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of Dutch courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in Dutch courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, the Netherlands for the service of any document relating to such lawsuit or other legal proceedings.

For more information on shareholder enforcement of civil liabilities, see “Risk Factors—In connection with this offering we will convert from a Dutch private limited liability company to a Dutch public limited liability company. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.”

Registrar and Transfer Agent

A register of holders of the ordinary shares will be maintained by us at our offices in the Netherlands, and a branch register will be maintained in the United States by         , which will serve as branch registrar and transfer agent. The telephone number of          is         .

Dutch Corporate Governance Code

On admission to trading on Euronext Paris, since we will be listing our ordinary shares on a regulated market, we will be subjected to comply with the Dutch Code. The Dutch Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere.

The code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the Dutch Code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The Code contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. The board of directors agrees with the general approach and with the majority of the provisions of the Dutch Code. However, it has been considering our interests and the interest of our stakeholders, at this stage, not to apply a limited number of best practice provisions.

The best practice provisions we do not apply include the following:

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The majority of the members of the board of directors shall be non-executive directors and are independent within the meaning of best practice provision III.2.2 (best practice provision III.8.4). In our board of directors,          to          non-executive members will be independent. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only          to          non-executive directors will be independent.

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Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the board, and to dismiss members of the board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our Amended and Restated Articles of Association currently provide that a general meeting of shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although this constitutes a deviation from provision IV.1.1 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

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Pursuant to best practice provision IV.3.1, the Company shall enable the shareholders to follow in real time all meetings with analysts, investors and press conferences. We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, presentations to investors as referred to in best practice provision IV.3.1 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations made after the offering are posted on our website after meetings with analysts.

Obligations of Shareholders to Make a Public Offer

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation in the Dutch Financial Supervision Act. Pursuant to the Dutch Financial Supervision Act a shareholder who has acquired 30 percent of the shares in the company or the voting rights attached to the shares has the obligation to launch a public offering for all shares in the company. The legislation also applies to persons acting in concert who jointly acquire 30 percent of the shares in the company or the voting rights attached to the shares.

Market Abuse

The Dutch Financial Supervision Act (Wet op het financieel toezicht), or the FSA, implementing the EU Market Abuse Directive 2003/6/EC and related Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, provides for specific rules that intend to prevent market abuse, such as the prohibitions on insider trading, divulging inside information and tipping, and market manipulation. Non-compliance with these prohibitions may lead to criminal fines, administrative fines, imprisonment or other sanctions. We are subject to the Dutch insider trading prohibition, the Dutch prohibition on divulging insider information and tipping and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may restrict our ability to buy-back our shares. In certain circumstances, our investors can also be subject to the Dutch market abuse rules.

Pursuant to the FSA, members of our board of directors and any other person who has (co)managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to us, must notify the AFM of all transactions with respect to the shares or in financial instruments the value of which is (co)determined by the value of the shares, conducted for its own account.

In addition, certain persons closely associated with members of our board of directors or any of the other persons as described above and designated by the FSA Decree on Market Abuse (Besluit Marktmisbruik Wft), or the Decree, must also notify the AFM of any transactions conducted for their own account relating to the shares or in financial instruments the value of which is (co)determined by the value of the shares. The Decree determines the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant member of the board of directors or other person with any authority in respect of us as described above.

These notifications must be made no later than on the fifth business day following the transaction date and by means of a standard form. The notification may be postponed until the moment that the value of the transactions performed for that person’s own account, together with the transactions carried out by the persons closely associated with that person, reaches or exceeds an amount of €5,000 in the calendar year in question.

The AFM keeps a public register of all notifications under the FSA. Third parties can request to be notified automatically by e-mail of changes to the public register. Pursuant to the FSA, we will maintain a list of our insiders and adopt an internal code of conduct relating to the possession of and transactions by members of our board of directors and employees in the shares or in financial instruments the value of which is (co)determined by the value of the shares, which will be available on our website.

Obligations of Shareholders and Members of the Board to Disclose Holdings and other Notification Requirements

Shareholders may be subject to notification obligations under the Dutch Financial Supervision Act. The Dutch Financial Supervision Act came into force on January 1, 2007 and implements several provisions of Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market. The following description summarizes those obligations. Pursuant to chapter 5.3 of the Dutch Financial Supervision Act any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or voting rights in the Company must immediately give written notice to the AFM of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent. The Dutch Senate passed a bill that would add a 3 percent threshold as well.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares and/or voting rights which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares and/or the attached voting rights.

Controlled entities (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the Dutch Financial Supervision Act as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 5 percent or larger interest in the Company’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the Dutch Financial Supervision Act will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

Under the Dutch Financial Supervision Act, we are required to file a report with the AFM promptly after the date of listing our ordinary shares setting out our issued and outstanding share capital and voting rights. Thereafter we are required to notify the AFM promptly of any change of one percent or more in our issued and outstanding share capital or voting rights since the previous notification. The AFM must be notified of other changes in our issued and outstanding share capital or voting rights within eight days after the end of the quarter in which the change occurred. The AFM will publish all our notifications of its issued and outstanding share capital and voting rights in a public register. If a person’s capital interest and/or voting rights reach, exceed or fall below the above-mentioned thresholds as a result of a change in our issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published our notification as described above.

Each person whose holding of capital interest or voting rights amounts to five percent or more of the Company’s issued and outstanding share capital at the date of listing our ordinary shares must notify the AFM of such holding without delay.

Furthermore, each member of the board must notify the AFM (a) immediately after the listing of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, and (b) subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by the Company, and/or by one or more shareholders who alone or together with others represent at least five percent of the issued and outstanding share capital of the Company or are able to exercise at least five percent of the voting rights. The measures that the civil court may impose include:

•	an order requiring the person with a duty to disclose to make the appropriate disclosure;

•	suspension of the right to exercise the voting rights by the person with a duty to disclose for a period of up to three years as determined by the court;

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voiding a resolution adopted by the general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to the person with a duty to disclose to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in the Company.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Transparency Directive

On admission of our ordinary shares to listing on Euronext Paris, the Company will be a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands. The

Netherlands is the home member state of the Company for the purposes of Directive 2004/109/EC (the “Transparency Directive”) as a consequence of which the Company will be subject to the Dutch Financial Supervision Act in respect of certain ongoing transparency and disclosure obligations upon admission to listing and trading of our ordinary shares on Euronext Paris.

Dutch Financial Reporting Supervision Act

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the “FRSA”) applies to financial years starting from January 1, 2006. On the basis of the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt our financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ordinary shares, and we cannot predict what effect, if any, market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Nevertheless, sales of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have          issued and outstanding ordinary shares. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any ordinary shares purchased by our “affiliates” (as defined under Rule 144) may only be sold in compliance with the limitations described below. The remaining outstanding ordinary shares will also be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Regulation S or Rule 701, each of which we summarize below, or another exemption under the Securities Act.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus an affiliate who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	one percent of the number of ordinary shares then outstanding, which will equal ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three-months. A non-affiliate who has beneficially owned restricted ordinary shares for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the U.S., provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the U.S. without requiring registration in the U.S.

Rule 701

Under Rule 701, ordinary shares acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans before the effective date of our registration statement, of which this prospectus forms a part, may be resold 90 days following the effective date of our registration statement, of which this prospectus forms a part, to the extent not subject to lock-up agreements, (i) by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and (ii) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirements of Rule 144.

Registration Rights

Our Amended and Restated Shareholders Agreement with Apollo, Rio Tinto and FSI will provide for certain registration rights. See “Certain Relationships and Related Party Transactions – Amended and Restated Shareholders Agreement.”

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder and the tax laws of the Netherlands and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) that will acquire our ordinary shares in the offering and will hold the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10 percent or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

If you are considering acquiring, owning or disposing of our ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our ordinary shares, and partners in such partnerships, are urged to consult their own tax advisors regarding an investment in our ordinary shares.

We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (“PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income,” or (ii) at least 50 percent of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC. If we are a PFIC for any taxable year, U.S. Holders will be subject to special tax rules not discussed below and materially adverse consequences could result for U.S. Holders, including any “excess distribution” or any gain on the disposition of our ordinary shares being subject to the highest applicable U.S. federal income tax rate (together with interest on the deemed deferral).

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Although we expect our ordinary shares, which we intend to list on the NYSE, will be considered to be readily tradable on an established securities market in the United States as a result of such listing, there can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes against the U.S. Holder’s U.S. federal income tax liability or otherwise deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to constitute “foreign source income” and to be treated as “passive category income” or, in the case of some U.S. Holders, “general category income,” for purposes of the foreign tax credit. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. You are urged to consult your tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a sale, exchange or other disposition of our ordinary shares, including the availability of the foreign tax credit or deduction under your particular circumstances.

Information Reporting and Backup Withholding

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). A U.S. Holder may be required to file additional information reports with the IRS in connection with certain transfers of cash to us pursuant to the offering. You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28 percent, which rate is currently scheduled to increase to 31 percent for taxable years beginning after December 31, 2012) may also apply to such payments if the U.S. Holder fails to provide an appropriate certification with such U.S. Holder’s taxpayer identification number or certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and transfer of our ordinary shares that will be acquired in the offering. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our shares.

This summary is based on the tax laws of the Netherlands as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and transfer of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application foreign or other tax laws.

This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our ordinary shares. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk) and the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland).

Dividend Withholding Tax

Dividends paid on our ordinary shares to a holder of ordinary shares are generally subject to withholding tax of 15 percent imposed by the Netherlands. Generally, the dividend withholding tax will not be borne by us, but we will withhold from the gross dividends paid on our ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

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liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

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the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

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partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Amended and Restated Articles of Association.

A holder of our ordinary shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will not be considered the beneficial owner of the dividends for this purpose if:

•	as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends;

•	whereby such other person retains, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

•	that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

With respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

(i)	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

(ii)	the entity at the time of the distribution has an interest in us to which the participation exemption as meant in article 13 of the Dutch Corporate Income Tax Act 1969 or to which the participation credit as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) would have been applicable, had such entity been a tax resident of the Netherlands;

(iii)	the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	the entity is, in its state of residence, not considered to be resident outside the EU member states or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident holder of our ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, certain entities that are resident in another EU member state or in a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

(i)	such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

(ii)	such entity can be considered to be the beneficial owner of the dividends;

(iii)	such entity does not perform a similar function to that of a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	certain administrative conditions are met.

Dividend distributions to a U.S. holder of our ordinary shares (with an interest of less than 10 percent of the voting rights in us) are subject to 15 percent dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Convention”). As such, there is no need to claim a refund of the excess of the amount withheld over the tax treaty rate.

On the basis of article 35 of the Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

The concept of Dividend Stripping, described above, may also be applied to determine whether a holder of our ordinary shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount to be remitted to Dutch tax authorities by the lesser of:

(i)	3 percent of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)	3 percent of the dividends and profit distributions, before deduction of non-Dutch withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

For purposes of determining the 3 percent threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Tax on Income and Capital Gains

General

The description of taxation set out in this section of this prospectus is not intended for any holder of our ordinary shares, who:

(i)	is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities the income from which is taxable in the Netherlands;

(ii)	is an entity that is a resident or deemed to be a resident of the Netherlands and that is, in whole or in part, not subject to or exempt from Netherlands corporate income tax;

(iii)	is an entity which has an interest in us to which the participation exemption (deelnemingsvrijstelling) or the participation credit (deelnemingsverrekening) is applicable as set out in the Dutch Corporate Income Tax Act 1969;

(iv)	is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Netherlands Corporate Income Tax Act 1969; or

(v)	has a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) in us.

Generally a holder of our ordinary shares will have a substantial interest in us in the meaning of paragraph (v) above if he holds, alone or together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over shares representing 5 percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5 percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5 percent or more of the annual profit and/or to 5 percent or more of the liquidation proceeds of us. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutory defined term) has a substantial interest in us.

If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

Residents of the Netherlands

Individuals

An individual who is resident or deemed to be resident in the Netherlands, or who opts to be taxed as a resident of the Netherlands for purposes of Dutch taxation (a “Dutch Resident Individual”) will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 52 percent; rate for 2012) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

(ii)	the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been fixed at a rate of 4 percent of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4 percent will be taxed at a rate of 30 percent (rate for 2012).

Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20 percent for the first € 200,000 of the taxable amount, and 25 percent for the excess of the taxable amount over € 200,000 (rates applicable for 2012).

Non-Residents of the Netherlands

A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares is generally not subject to Netherlands income tax or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the ordinary shares, provided that:

(i)	such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable or deemed attributable;

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer); and

(iii)	such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, in the case of an individual, through an employment contract, to which enterprise the ordinary shares or payments in respect of the ordinary shares are attributable.

A Non-Dutch Resident that nevertheless falls under any of the paragraphs (i) through (iii) mentioned above, may be subject to Netherlands income tax or corporate income tax on income and capital gains derived from our ordinary shares. In case such holder of our ordinary shares is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from Netherlands taxes (if any) on (deemed) income or capital gains in respect of the ordinary shares, provided such holder is entitled to the benefits of such double taxation convention.

Gift or Inheritance Tax

No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

(i)	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions; or

(ii)	such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the ordinary shares.

For purposes of Netherlands gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12-months preceding the date of the gift.

Value Added Tax

No Netherlands value added tax will be payable by a holder of our ordinary shares in consideration for the offer of the ordinary shares (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares.

UNDERWRITING

                    and                     are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the absence of any material adverse change in our business, the receipt by the underwriters of officers’ certificates and certain certificates, letters and opinions from our local and international counsel and our independent auditors. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by us.

Over-allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount as reflected in the above table.

No Sales of Similar Securities

We, our shareholders and certain of our directors, executive officers and other employees have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for              days after the date of this prospectus without first obtaining the written consent of             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant for the sale of any ordinary shares;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to ordinary shares; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

This provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stock Exchange Listings

We intend to apply for listing of our shares on the NYSE under the symbol “     .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

We also intend to apply for listing of our shares on Euronext Paris under the symbol “     .”

Initial Offering Price

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5 percent of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain of the underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet website maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on certain of the underwriters’ websites is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking commercial banking, financial advisory, and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The underwriters may enter into derivative transactions in connection with our shares, acting at the order and for the account of their clients. The underwriters may also purchase some of our shares offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or offer terms of the offering without, however, creating an artificial demand during the offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of a short position in our securities including the ordinary shares offered hereby. Any such short position could adversely affect future trading prices of our ordinary shares. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No Public Offering

No action has been taken or will be taken in any jurisdiction by us or the underwriters that would permit a public offering of our ordinary shares, or possession or distribution of this prospectus or any other offering or publicity material relating to the ordinary shares, in any country or jurisdiction where action for that purpose is required.

The distribution of this prospectus and the offer of the ordinary shares in any jurisdiction may be restricted by law and therefore persons into whose possession this prospectus comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Notice to Prospective Investors in the European Economic Area (the “EEA”)

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of the ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive, if they have been implemented in that Relevant Member State.

Each person in a Relevant Member State other than, in the case of the two bullets below, persons receiving offers contemplated in this prospectus in the Netherlands, who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with the Lead Manager and the Company that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Lead Manager has been given to the offer or resale; or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those new ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the above, the expression an “offer to the public” in relation to the ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means European Union (EU) Directive 2010/73/EC.

Notice to Prospective Investors in the Netherlands

No offer of ordinary shares, which are the subject of the offering contemplated by this prospectus, has been made or will be made in the Netherlands, unless in reliance on Article 3(2) of the Prospectus Directive and provided:

•	such offer is made exclusively to legal entities which are qualified investors (as defined in the Prospectus Directive) in the Netherlands; or

•	standard exemption logo and wording are disclosed as required by article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the “FSA”); or

•	such offer is otherwise made in circumstances in which article 5:20(5) of the FSA is not applicable.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been approved, registered or filed with the Autorité des Marchés Financiers (the “AMF”) or of the competent authority of another member state of the European Economic Area and notified to the AMF.

Consequently, the ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and/or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties.

The ordinary shares may be resold directly or indirectly in France, only in compliance with applicable laws and regulations and in particular those relating to a public offering (which are embodied in articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier).

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person residing in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount

U.S. Securities and Exchange Commission registration fee
NYSE listing fee
FINRA filing fee	$650
Euronext Paris listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses
Transfer agent fees and expenses
Miscellaneous costs
Total

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee, the Euronext Paris listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Certain legal matters in connection with the offering relating to U.S. law will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Dutch law will be passed upon for us by Stibbe, Amsterdam, the Netherlands. Certain legal matters in connection with the offering relating to U.S. law will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS—SUCCESSOR

The financial statements as of December 31, 2011 and for the year ended December 31, 2011, included in this registration statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to the incorporation and formation of the Group) of PricewaterhouseCoopers Audit S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers Audit S.A. is 63 Rue de Villiers, 92208 Neuilly-sur-Seine Cedex, Paris, France.

EXPERTS—PREDECESSOR

The financial statements as of December 31, 2010 and 2009 and for each of the two years in the period ended December 31, 2010, included in this registration statement, have been so included in reliance on the report (which contains an explanatory paragraph that describes the basis of preparation of the combined financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 120 Rene-Levesque Boulevard West, Suite 2800, Montreal, Quebec, Canada H3B 2G4.

ENFORCEMENTS OF JUDGMENTS

The ability of our shareholders in certain countries other than the Netherlands to bring an action against us may be limited under applicable law. In connection with this offering we will convert from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands. Most of our executive officers and members of our board of directors, and a substantial number of our employees, are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon us, or to enforce judgments obtained in U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, there is substantial doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain an internet site at http://www.constellium.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS

(in millions of Euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenue	3, 4	1,911	1,849
Cost of sales	5	(1,635)	(1,683)

Gross profit		276	166
Selling and administrative expenses	5	(101)	(103)
Research and development expenses	5	(20)	(15)
Restructuring costs	19	(10)	(11)
Other (losses) / gains — net	7, 18	(43)	20

Income from operations		102	57
Other expenses		(2)	(94)

Finance income		10	18
Finance costs		(47)	(26)

Finance costs — net	9	(37)	(8)
Share of profit of joint-ventures		—	—

Income / (loss) before income taxes		63	(45)
Income tax	11	(24)	8

Net income / (loss) from continuing operations		39	(37)

Discontinued operations
Net loss from discontinued operations		(1)	(1)

Net income / (loss)		38	(38)

Income / (loss) attributable to:
Owners		38	(38)

Net income / (loss)		38	(38)

Earnings per share attributable to the equity holders of the Company during the half year

Basic earnings per share (in €)	10	10.2	(10.8)
Diluted earnings per share (in €)	10	10.2	(10.8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Net Income / (loss)		38	(38)

Currency translation differences		(8)	16
Actuarial losses on post employment benefit obligations	18	(68)	—
Income tax		13	—

Other comprehensive (loss) / income		(63)	16

Total comprehensive loss		(25)	(22)

Attributable to
Owners		(25)	(22)
Non-controlling interests		—	—

Total comprehensive loss		(25)	(22)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of Euros)	Notes	As of June 30, 2012	As of December 31, 2011
Assets
Non-current assets
Intangible assets (including Goodwill)		11	12
Property, plant and equipment	4, 12	236	198
Investments in joint-ventures		9	1
Deferred income tax assets		231	205
Trade receivables and other	15	76	85
Other financial assets	21	2	3

		565	504

Current assets
Inventories	14	474	422
Trade receivables and other	15	627	535
Other financial assets	21	45	32
Cash and cash equivalents	13	118	113
Assets of disposal Group classified as held for sale		4	6

		1,268	1,108

Total assets		1,833	1,612

Equity
Share capital		—	—
Share premium account		98	98
Retained earnings/ (deficit) and other reserves		(235)	(211)

Total equity		(137)	(113)

Non-current liabilities
Borrowings	16	146	141
Trade payables and other	17	5	3
Deferred income tax liabilities		39	29
Pension liabilities and other post-retirement obligations	18	619	532
Other financial liabilities	21	65	47
Provisions	19	82	86

		956	838

Current liabilities
Borrowings	16	175	73
Trade payables and other	17	676	663
Income taxes payable		23	3
Pension liabilities and other post-retirement obligations	18	45	46
Other financial liabilities	21	52	51
Provisions	19	38	42
Liabilities of disposal Group classified as held for sale		5	9

		1,014	887

Total liabilities		1,970	1,725

Total equity and liabilities		1,833	1,612

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN EQUITY

(in millions of Euros, except number of shares)

	Number of Shares					Retained earnings/(deficit) and other reserves
	Ordinary Shares	Class A Shares	Class B Shares	Share Capital	Share Premium	Other Reserves (A)	Retained Earnings (Loss)	Non- Controlling Interests	Total	Total Equity
At January 1, 2012	—	3,697,197	91,684	—	98	(38)	(175)	2	(211)	(113)
Period ended June 30, 2012 activity:
Allocation of previous year net loss	—	—	—	—	—	(175)	175	—	—	—
Comprehensive income (loss):
Profit for the period	—	—	—	—	—	—	38	—	38	38
Other comprehensive income (loss):
Foreign currency translation adjustments — net	—	—	—	—	—	(8)	—	—	(8)	(8)
Pension related changes — net	—	—	—	—	—	(55)	—	—	(55)	(55)
Other reserves	—	—	—	—	—	1	—	—	1	1

As of June 30, 2012	—	3,697,197	91,684	—	98	(275)	38	2	(235)	(137)

	Number of Shares					Retained earnings/(deficit) and other reserves
	Ordinary Shares	Class A Shares	Class B Shares	Share Capital	Share Premium	Other Reserves (A)	Retained Earnings (Loss)	Non- Controlling Interests	Total	Total Equity
At January 4, 2011	1,800,000	—	—	—	—	—	—	—	—	—
Period ended June 30, 2011 Activity:
Issuance (amendment) of share capital	(1,800,000)	3,678,498	82,032	—	97	—	—	—	—	97
Non-controlling interests assumed in acquisition	—	—	—	—	—	—	—	1	1	1
Comprehensive income (loss):
Loss for the period	—	—	—	—	—	—	(38)	—	(38)	(38)
Other comprehensive income (loss):
Foreign currency translation adjustments — net	—	—	—	—	—	16	—	—	16	16

As of June 30, 2011	—	3,678,498	82,032	—	97	16	(38)	1	(21)	76

(A)	Other Reserves are valued before non-controlling interests

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN EQUITY (continued)

(in millions of Euros, except number of shares)

	Number of Shares					Retained earnings/ (deficit) and other reserves
	Ordinary Shares	Class A Shares	Class B Shares	Share Capital	Share Premium	Other Reserves (A)	Retained Earnings (Loss)	Non- Controlling Interests	Total	Total Equity
At January 4, 2011	1,800,000	—	—	—	—	—	—	—	—	—
Year ended December 31, 2011 Activity:
Issuance (amendment) of share capital	(1,800,000)	3,697,197	91,684	—	98	—	—	—	—	98
Non-controlling interests assumed in acquisition	—	—	—	—	—	—	—	1	1	1
Other	—	—	—	—	—	2	—		2	2
Comprehensive income (loss):
Loss for the period	—	—	—	—	—	—	(175)	1	(174)	(174)
Other comprehensive income (loss):
Foreign currency translation adjustments — net	—	—	—	—	—	(14)	—	—	(14)	(14)
Pension related changes — net	—	—	—	—	—	(26)	—	—	(26)	(26)

As of December 31, 2011	—	3,697,197	91,684	—	98	(38)	(175)	2	(211)	(113)

(A)	Other Reserves are valued before non-controlling interests

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS

(in millions of Euros)	Notes	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Cash flows used in operating activities
Net Income / (loss) from continuing operations before non controlling interests		39	(37)
Adjustments to determine cash flow from (used in) operating activities:
Income tax		24	(8)
Finance costs — net	9	37	8
Depreciation and amortization	12	2	—
Restructuring costs and other provisions for risks and contingencies		4	9
Defined benefit pension costs	18	29	21
Unrealized gains on derivatives and from remeasurement of monetary assets and liabilities		8	26
Changes in working capital:
Inventories		(54)	(52)
Trade receivables and other		(97)	(125)
Trade payables and other		9	123
Changes in other operating assets and liabilities:
Provisions	19	(12)	(12)
Income tax paid		(3)	(15)
Pension liabilities and other post-retirement healthcare obligations		(20)	(24)
Tooling		—	2

Net cash flows used in operating activities		(34)	(84)

Cash flows used in investing activities
Purchase of net assets on acquisition — net of cash and cash equivalents		—	13
Receivable from the purchase of net assets on acquisition		—	(16)
Purchases of property, plant and equipment	12	(47)	(40)
Finance lease receivables		4	4
Restricted cash	15	(3)	(7)
Other investing activities		(3)	2

Net cash flows used in investing activities		(49)	(44)

Cash flows from financing activities
Proceeds received from issuance of shares		—	97
Interest paid		(16)	(3)
Net proceeds received from factoring	16	110	102
Net proceeds received from term-loan	16	154	138
Issuance (repayment) of other loans	16	(148)	(20)
Payment of deferred financing costs	15, 16	(13)	(23)
Other financing activities		3	(4)
Changes related to discontinued activity		(5)	(27)

Net cash flows from financing activities		85	260

Net increase in cash and cash equivalents and bank overdrafts		2	132
Cash and cash equivalents — beginning of period		113	—
Effect of exchange rate changes on cash and cash equivalents		(1)	(3)

Cash and cash equivalents Net — end of period	13	114	129

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the condensed interim consolidated financial statements

NOTE 1 — GENERAL INFORMATION

Constellium Holdco B.V. and its subsidiaries (the “Group”) is a global leader in designing and manufacturing a broad range of innovative and value-added downstream aluminum rolled and extruded products for the packaging, aerospace, automotive, other transportation specialty and industrial end-markets. Prior to January 4, 2011, the Group formed part of the Engineered Aluminum Products operating segment of Rio Tinto. The Group operates production facilities across Europe, North America and China.

Constellium Holdco B.V. was formed in 2010 by Apollo Omega (Lux) S.à.r.l. On January 4, 2011, Apollo Omega (Lux) S.à.r.l, Rio Tinto International Holdings Limited and Fonds Stratégique d’Investissement subscribed for class “A” shares to bring their equity holdings in Constellium Holdco B.V. to 51 percent; 39 percent and 10 percent, respectively.

On January 4, 2011, Constellium Holdco, through newly formed subsidiaries, acquired substantially all of the entities and businesses of Alcan Engineered Aluminium Products (the “EAP Business”), which was a component of Rio Tinto plc (“the Acquisition”).

The principal executive offices of Constellium Holdco B.V. are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands. Our corporate support services group is headquartered at Washington Plaza, 40-44, rue Washington, 75008 Paris, France.

Refinancing

Term loan

On May 25, 2012 Constellium Holdco B.V. and Deutsche Bank Securities Inc., Barclays Bank PLC, Goldman Sachs Bank USA and J.P. Morgan Securities LLC entered into a credit agreement for a new term loan of $200 million. This new term loan was used to repay the variable rate loan facility due to certain existing shareholders, to finance working capital of the Group and for other general corporate purposes of the Group and to pay fees, commissions and expenses in connection with the new loan.

Constellium Holdco B.V. will have the option of increasing the amount of its term loan or instituting an additional term loan or revolving tranche by up to $100 million (see Note 16 — Borrowings).

U.S. Revolving credit facility

Constellium entered into a new revolving credit facility in the U.S. replacing the previous facility (see Note 16 — Borrowings).

Restructuring Plan

In June 2012, Constellium announced a restructuring program in Switzerland to improve operational efficiency. The costs incurred in connection with this program are shown within restructuring costs of the period.

Restructuring plans launched during the year ended December 31, 2011 are still ongoing.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The condensed interim consolidated financial statements present the consolidated statements of financial position, income, comprehensive income, cash flows and changes in equity of the Group as of June 30, 2012 and for the six months ended June 30, 2012 and 2011. They are prepared in accordance with the International Accounting Standard IAS 34 “Interim Financial Reporting”.

The 2011 comparative financial information has been prepared based on the assumption that the EAP Business combination as disclosed in Note 3 of the 2011 consolidated financial statements was completed at the acquisition date (January 4, 2011) and all related impacts finalized and recorded at that same day.

Net cash flows used in operating activities include cash outflows of €94 million directly in relation to the Acquisition and subsequent separation from Rio Tinto. These were expensed in the six months ended June 30, 2011.

The condensed consolidated interim financial statements are presented in millions of euros.

The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2011 approved by the board of directors on March 30, 2012.

Accounting policies

The accounting policies adopted in the preparation of the first six months financial statements are consistent with those adopted and disclosed in the Group’s financial statements for the year ended December 31, 2011 with the exception of effective tax rate. Taxes on income for the interim period are accrued using the tax rate that would be applicable to the expected annual profit or loss.

In accordance with IAS 1 “Presentation of financial statements”, the condensed interim consolidated financial statements are prepared on a basis that assumes that the Group is a going concern and will continue in operation for the foreseeable future.

Amendments to IFRSs which became effective on January 1, 2012 had no significant impact on the Group’s condensed interim consolidated financial statements.

The following table summarizes the exchange rates used of most significance to the Group when preparing its condensed interim consolidated financial statements:

Foreign exchange rate for 1 €	Six months ended June 30, 2012 Average rate	June 30, 2012 Closing rate
U.S. dollars — USD	1.2962	1.2669
Swiss francs — CHF	1.2045	1.2019

Foreign exchange rate for 1 €	Six months ended June 30, 2011 Average rate	December 31, 2011 Closing rate
U.S. dollars — USD	1.4021	1.2979
Swiss francs — CHF	1.2691	1.2170

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared with second half.

Judgments in applying accounting policies and key sources of estimation

The preparation of financial statements in accordance with generally accepted accounting principles under IFRS requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely equal the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of, and for the year ended, December 31, 2011.

The Group did not identify any triggering event to perform a specific impairment test for the recognized Goodwill as of June 30, 2012. An impairment test will be performed at the end of the year.

NOTE 3 — OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Group’s chief operating decision maker (“CODM”) on that basis. There is no difference with the last annual financial statements in the basis of segmentation or in the basis of measurement of segment profit and loss.

The following table reconciles Segment Adjusted EBITDA to Net income or loss as shown in the internal management accounts as reported to the CODM.

Six months ended June 30, 2012 (in millions of euros)	Notes	A&T	AS&I	P&ARP	Inter- segment and Other	Total
Revenue — third and related parties		634	456	809	12	1,911
Revenue — intersegment		3	25	4	(32)	—

Segment Adjusted EBITDA		58	25	41	7	131
Restructuring costs		(4)	(4)	—	(2)	(10)
Loss linked to plan settlement	18	—	—	—	(8)	(8)
Unrealized losses on derivatives		(7)	(1)	1	(1)	(8)
Unrealized losses on FX differences		—	—	—	(1)	(1)

EBITDA		47	20	42	(5)	104
Depreciation and amortization		(1)	—	—	(1)	(2)

Income from operations		46	20	42	(6)	102

Other expenses						(2)
Finance costs — net						(37)
Income before income taxes						63
Income tax						(24)
Net income from continuing operations						39

Net loss from discontinued operations						(1)

Net income						38

Capital expenditures — property, plant and equipment		(19)	(16)	(11)	(1)	(47)

Six months ended June 30, 2011 (in millions of euros)	A&T	AS&I	P&ARP	Inter- segment and Other	Total
Revenue — third and related parties	516	475	854	4	1,849
Revenue — intersegment	5	28	4	(37)	—

Segment Adjusted EBITDA	36	18	49	(9)	94

Restructuring costs	—	(8)	—	(3)	(11)
Unrealized losses on derivatives	(13)	(10)	—	(2)	(25)
Unrealized losses on FX differences	4	—	(2)	(3)	(1)

EBITDA	27	—	47	(17)	57
Depreciation and amortization	—	—	—	—	—

Income from operations	27	—	47	(17)	57

Other expenses					(94)
Finance costs — net					(8)
Loss before income taxes					(45)
Income tax					8

Net loss from continuing					(37)

Net loss from discontinued operations					(1)

Net loss					(38)

Capital expenditures — property, plant and equipment	(11)	(13)	(9)	(7)	(40)

Segments’ assets are comprised of total assets of Constellium by segment, less adjustments for equity-accounted joint ventures, deferred tax assets, intersegment balances and other financial assets (incl. cash and cash equivalents). The amounts provided to the CODM with respect to segment assets are measured in a manner consistent with that of our interim consolidated statements of financial position.

There has been no material change in total assets from the amount reported in the last annual financial statements.

NOTE 4 — INFORMATION BY GEOGRAPHIC AREA

We report information by geographic area as follows: revenues from third and related parties are based on destinations; and property, plant and equipment and intangible assets are based on the physical location of the assets.

(in millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenue — third and related parties (by destination)
France	306	305
Germany	496	523
United Kingdom	338	336
Switzerland	51	54
Other Europe	291	312
United States	249	179
Canada	33	23
Asia and Other Pacific	103	80
All other	44	37

Total	1,911	1,849

(in millions of Euros)	At June 30, 2012	At December 31, 2011
Property, plant and equipment (by physical location)
France	98	81
Germany	44	32
Switzerland	14	13
Other Europe	8	6
United States	69	63
All other	3	3

Total	236	198

NOTE 5 — EXPENSES BY NATURE

(in millions of euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Raw materials and consumables used		(1,031)	(1,121)
Employee benefit expense	6	(350)	(334)
Energy costs		(87)	(87)
Repairs and maintenance expense		(44)	(43)
Sub-contractors		(37)	(35)
Freight costs		(33)	(32)
Consulting and audit fees		(20)	(23)
Operating supplies		(31)	(26)
Other expenses		(123)	(100)

Total cost of sales, selling and administrative expenses and research and development expenses		(1,756)	(1,801)

These expenses are split as follows:

(in millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Cost of sales	(1,635)	(1,683)
Selling and administrative expenses	(101)	(103)
Research and development costs	(20)	(15)

Total	(1,756)	(1,801)

NOTE 6 — EMPLOYEE BENEFIT EXPENSE

(in millions of euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Wages and salaries, excluding amounts in restructuring costs (including social security contributions)		(328)	(312)
Post-retirement costs:
Defined contribution plans		(1)	(1)
Defined benefit plans	18	(13)	(13)
Other post-retirement benefits and other	18	(8)	(8)

Total employee benefit expense	5	(350)	(334)

NOTE 7 — OTHER (LOSSES) / GAINS — NET

(in millions of euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Realized (losses) / gains on derivatives (A)		(24)	40
Unrealized losses on derivatives at fair value through profit and loss — net (A)	20, 21	(8)	(24)
Unrealized exchange losses from the remeasurement of monetary assets and liabilities — net	8	(1)	(1)
Loss linked to plan settlement	18	(8)	—
Other — net		(2)	5

Total other (losses) / gains — net		(43)	20

(A)	During the six months ended June 30, 2012, there were no transactions with related parties relative to derivatives. During the six months ended June 30, 2011, Rio Tinto was counterparty to our derivatives, realized gains with Rio Tinto amounted to €30 million during the first half of the year and unrealized losses amounted to €33 million for the first half of the year.

NOTE 8 — CURRENCY GAINS / (LOSSES)

Constellium has gains and losses arising from changes in foreign currency exchange rates. These are included in our interim consolidated income statements as follows:

(in millions of euros)	Six months ended June 30, 2012	Six months ended June 30, 2011
Total	(18)	4

Included in cost of sales	1	(3)
Included in other (losses) / gains — net	(15)	(2)
Included in finance costs	(4)	9

Total	(18)	4

Realized losses on foreign currency derivatives — net	(11)	(7)
Unrealized (losses) / gains on foreign currency derivatives — net	(3)	7
Exchanges (losses) / gain from the remeasurement of monetary assets and liabilities — net	(4)	4

NOTE 9 — FINANCE COSTS — NET

Finance costs — net are comprised of the following items:

(in millions of euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Finance income:
Realized and unrealized exchange gains on other financial items		6	17
Miscellaneous and other finance income		4	1

Total finance income		10	18

Finance expenses:
Interest expense on borrowings and factoring arrangements(A)(B)	15, 16	(24)	(15)
Unrealized losses on debt derivatives at fair value (C)	16	(11)	—
Realized and unrealized exchange losses on other financial items		(10)	(8)
Miscellaneous other interest expense		(2)	(3)

Total finance expenses		(47)	(26)

Finance costs — net		(37)	(8)

(A)	Includes: (i) interest related to the term loan, the asset-based revolving line of credit and the letter of credit facilities (see Note 16 — Borrowings); and (ii) interest and amortization of deferred financing costs related to the trade accounts receivable factoring programs (see Note 15 — Trade Receivables and Other).

(B)	Interest on borrowings includes interests with related parties which amounted to €7 million and €6 million for the period ended June 30, 2012 and June 30, 2011 respectively. During the period, Constellium entered into a new credit agreement and a new U.S. credit facility, these loans were used to repay the previous variable term loan facility and the U.S. ABL. Arrangement fees which were not amortized under the effective rate method were fully recognized as financial expenses during the period. This amounted to €7 million (€5 million relative to the term loan and €2 million linked to the U.S. ABL) (see Note 16 — Borrowings).

(C)	Loss recognized reflects the negative change in the fair value of the cross currency interest rate swap (see Note 16 — Borrowings).

NOTE 10 — EARNINGS PER SHARE

Earnings (in millions of euros)	Six Months ended June 30, 2012	Six Months ended June 30, 2011
Net loss attributable to equity holders of the parent	38	(38)
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	38	(38)
Earnings used to calculate basic and diluted earnings per share from continuing operations	39	(37)
Earnings used to calculate basic and diluted earnings per share from discontinuing operations	(1)	(1)

Number of shares	Six Months ended June 30, 2012	Six Months ended June 30, 2011
Weighted average number of ordinary shares used to calculate basic earnings per share	3,710,863	3,516,572
Effect of other dilutive potential ordinary shares Stock options	15,018	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	3,725,881	3,516,572

Earnings per share (in €)	Six Months ended June 30, 2012	Six Months ended June 30, 2011
From continuing and discontinued operations
—Basic	10.2	(10.8)
—Diluted	10.2	(10.8)
From continuing operations
—Basic	10.5	(10.5)
—Diluted	10.5	(10.5)
From discontinuing operations
—Basic	(0.3)	(0.3)
—Diluted	(0.3)	(0.3)

NOTE 11 — INCOME TAX

The effective tax rate for the period ended June 30, 2012 was 38 percent compared to 17.8 percent for the period ended June 30, 2011.

NOTE 12 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and activity are comprised as follows:

(in millions of euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress (CWIP)	Other	Total
Net book amount at December 31, 2011	—	10	46	130	12	198
Additions	—	—	10	30	—	40
Transfer during the period	—	2	36	(38)	—	—
Depreciation expense	—	—	(1)	—	(1)	(2)
Disposal	—	—	(2)	—	—	(2)
Exchange rate movements	—	—	—	2	—	2

Net book value at June 30, 2012	—	12	89	124	11	236

At June 30, 2012
Cost	—	12	90	124	12	238
Less: Accumulated depreciation	—	—	(1)	—	(1)	(2)

Net book value at June 30, 2012	—	12	89	124	11	236

NOTE 13 — CASH AND CASH EQUIVALENTS

At June 30, 2012, “cash and cash equivalents” include: (i) cash in banks and on hand of €18 million; (ii) cash invested in short term time deposits for €90 million and (iii) amounts on deposit with certain banks and financial institutions representing compensating balance arrangements for collateral of €10 million.

Cash and cash equivalent amounted to €118 million at the end of June 30, 2012 and bank overdraft amounted to €4 million.

NOTE 14 — INVENTORIES

Inventories are comprised of the following:

(in millions of euros)	At June 30, 2012	At December 31, 2011
Finished goods	144	140
Work in progress	150	115
Raw materials	165	152
Stores and supplies	21	22
NRV adjustments	(6)	(7)

Total inventories	474	422

The Group records inventories at the lower of cost and net realizable value (NRV). Adjustments to increase (decrease) the NRV reserve on inventories are included as charges (credits) in cost of sales.

NOTE 15 — TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2012		At December 31, 2011
(in millions of euros)	Non-current	Current	Non-current	Current
Trade receivables — third parties — gross	—	540	—	423
Less: Provision for impairment	—	(1)	—	(1)

Trade receivables — third parties — net	—	539	—	422
Trade receivables — related parties	—	1	—	1

Trade receivables — net	—	540	—	423

Net finance lease receivables	36	9	36	12
Deferred financing costs	9	3	9	4
Other debtors	22	62	35	77
Financial receivables (factoring)	—	5	—	9
Restricted cash	7	—	4	—
Deferred tooling related costs	1	8	—	10
Other	1	—	1	—

Total trade receivables and other	76	627	85	535

Trade receivables

Aging

The aging of total trade receivables, including third parties — net and related parties, is as follows:

(in millions of euros)	At June 30, 2012	At December 31, 2011
Current	516	398
1 — 30 days past due	20	20
31 — 60 days past due	2	2
61 — 90 days past due	1	1
Greater than 91 days past due	1	2

Total trade receivables — net	540	423

Currency concentration

The composition of the carrying amounts of our total trade receivables — net in euro equivalents is denominated in the currencies shown below:

(in millions of euros)	At June 30, 2012	At December 31, 2011
Euro	317	244
U.S. dollar	198	153
Swiss franc	10	14
All other	15	12

Total trade receivables — net	540	423

Factoring arrangements

On January 4, 2011, we entered into five-year factoring arrangements with third parties for the sale of certain of our accounts receivable in (i) Germany and Switzerland and (ii) France. During the period ended June 30, 2012, we incurred €7 million in interest and other fees from these arrangements that are included as finance costs (see Note 9 — Finance Costs — Net) and €2 million linked to the replacement of the previous U.S. ABL credit facility.

Partial derecognition

In June 2012, we amended the French factoring agreement to allow the partial derecognition of some receivables (90 percent of the related receivables). We kept a residual risk of 10 percent on these receivables in the case of a default event. The portion of these receivables corresponding to the retained risk (€3 million) has not been derecognized as of June 30, 2012.

NOTE 16 — BORROWINGS

Borrowings due to related and third parties are comprised as follows:

	At June 30, 2012			At December 31, 2011
(in millions of euros)	Interest Rate	Non- current	Current	Interest Rate	Non- current	Current
BORROWER AND INSTRUMENT
Constellium Holdco II, BV
Variable rate term loan facility(A)		—	—	10.50%	138	3
Constellium Holdco B.V.
Floating rate term loan facility (due May 2018) (B)	11.81%	144	—		—	—
Various entities in Germany, Switzerland and France
Amounts due to factors related to trade accounts receivable		—	127		—	58
Constellium Rolled Products Ravenswood LLC
Variable rate revolving credit line and letter of credit facility(C)	6.75%	—	44	6.75%	—	12
Others
Other miscellaneous	Various	2	4	Various	3	—

Total borrowings		146	175		141	73

(A)	Represents amounts lent by certain of our shareholders (see Note 22 — Related Parties Transactions)

(B)	Represents amounts drawn under the new term loan facility totaling €144 million net of financing costs related to the issuance of the debt totaling €14 million at June 30, 2012.

(C)	Represents amounts drawn under the revolving line of credit totaling €44 million at June 30, 2012.

New floating rate term loan facility

On May 25, 2012, we entered into a $200 million (equivalent to €158 million at the period end exchange rate) six-year floating rate term loan facility maturing in May 2018.

The term loan is guaranteed by certain of the Group subsidiaries. The term loan facility includes negative, affirmative and financial covenants. This term loan provides for an additional $100 million facility (equivalent to €79 million at the period end exchange rate). At June 30, 2012, we had utilized $185 million of the drawn down term loan facility and used these proceeds to repay the term loan facility provided by Apollo and FSI.

Interest

The interest rate under the term loan facility is equal to the aggregate of the greater of the applicable eurocurrency rate (Libor) for the interest period multiplied by the statutory reserve rate and a floor of 1.25 percent, and the applicable rate of 8 percent per annum. The interest period follows the period of the borrowing request which can be one, two, three or six months as selected by Constellium.

Cross-currency interest rate swap

Constellium has a cross-currency interest rate swap on the term loan which converts a $200 million notional and floating USD interest (being the aggregate of the greater of a three-month USD-Libor and a floor of 1.25 percent and a spread of 8 percent) into a €162 million notional and floating EUR-interest (being the aggregate of the greater of (i) a three-month Euribor and a floor of 1.25 percent and (ii) a spread of 8.64 percent).

Financing cost

A $6 million (equivalent to €5 million at the issue date of the term loan) original issue discount (OID) was deducted from the term loan. Constellium Holdco B.V. received a net amount of $194 million (€154 million) before any deduction of debt fees. In addition, we incurred debt fees of €9 million. Debt fees and OID are integrated in the effective interest rate of the term loan. Interest expenses are included in finance costs.

Covenants

The term loan facility includes affirmative and financial covenants which require:

•

That the total Consolidated Net Debt (as defined in the term loan agreement) of the Group is not more than a certain multiple of EBITDA. The calculation is performed on a quarterly basis on June 30, September 30, December 31, and March 31.

•	That capital expenditure financed by sales and lease-back transactions may not be more than a certain amount.

In addition, certain negative covenants restrict Constellium and certain of its subsidiaries:

•	dispositions of assets;

•	mergers and acquisitions;

•	ability to incur additional financial indebtedness;

•	transactions with affiliates; and

•	substantial changes in the general scope of the business of the Group.

Variable rate term loan facility

On January 4, 2011, we entered into a $275 million, five-year variable rate term loan facility, with a minimum rate of 10.5 percent with Apollo and FSI. The term loan facility provides for an additional $125 million (equivalent to €99 million at the period closing exchange rate) of uncommitted loans in the event of our insolvency, as defined under the Term Loan agreement.

We repaid $185 million of the term loan facility. The remaining facility under this loan amounts to $90 million.

All unamortized debt fees and exit fees linked to this term loan were recognized as financial expenses during the period. They amounted to €4 and €3 million, respectively (see Note 9 — Finance Costs — Net).

New U.S. Revolving Credit Facility

On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled products Ravenswood, LLC subsidiaries of Constellium Holdco B.V entered into a $100 million (equivalent to €79 million at the period closing end rate), five-year secured asset-based variable rate revolving credit facility and letter of credit facility (the “ABL facility”).

Certain assets of the Borrower have been pledged as collateral for the ABL Facility.

At June 30, 2012, we had $12 million (equivalent to €10 million at the period end exchange rate) in letters of credit outstanding under the ABL Facility. A fronting fee of 0.125 percent per annum of the face amount of each letter of credit is expensed as incurred and payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

At June 30, 2012, we had $33 million (equivalent to €27 million at the period closing end rate) of unused borrowing availability under our ABL Facility.

Interest

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a)	Base Rate Loans will bear interest at an annual rate equal to the sum the applicable margin comprised between 1 percent and 1.5 percent and of the base rate, which is the greater of: (i) the prime rate in effect on any given day; (ii) the federal funds rate in effect on any given day plus 0.5 percent; and (iii) the British Banker Association LIBOR Rate (BBA LIBOR);

(b)	Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially LIBOR) plus the applicable margin comprised between 2 percent and 2.5 percent; and

(c)	Any other obligations will bear interest at an annual rate equal to the base rate plus the applicable margin of 2 percent.

Financing costs

During the period ended June 30, 2012, we incurred ABL facility related expenses of €3 million, included in Deferred financing costs — non-current (included in Trade receivables and other) in our interim consolidated statement of Financial Position at June 30, 2012.

Such fees are being amortized as interest expense included in Finance costs — net.

Covenants and restrictions

The ABL Facility includes customary affirmative and negative covenants including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payments of taxes, and employee benefits.

Additionally, the ABL Facility includes customary negative covenants including limitations on the ability of the ABL Borrower and its immediate parent to: make certain restricted payments; incur additional indebtedness; sell certain assets; enter into sale and leaseback transactions; make investments; pay dividends and distributions; engage in mergers, amalgamations or consolidations; engage in certain transactions with affiliates; or prepay certain indebtedness.

Currency concentration

The composition of the carrying amounts of our total non-current and current borrowings due to third and related parties (excluding unamortized debt financing costs) in euro equivalents is denominated in the currencies shown below:

(in millions of euros)	At June 30, 2012	At December 31, 2011
U.S. dollar	220	172
Euro	109	47
Other	5	—

Total borrowings excluding unamortized debt financing costs	334	219

Fair value

The carrying value of our borrowings approximates their fair value due to their short maturity or because they are at variable interest rates.

NOTE 17 — TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At June 30, 2012		At December 31, 2011
(in millions of euros)	Non-Current	Current	Non-Current	Current
Trade payables — third parties	—	377	—	452
Trade payables — related parties	—	123	—	12

Trade payables	—	500	—	464

Other payables	—	13	—	25
Employee entitlements	3	125	3	130
Deferred revenues, including tooling	2	21	—	29
Taxes payable other than income	—	17	—	15

Total trade payables and other	5	676	3	663

NOTE 18 — PENSION LIABILITIES AND OTHER POST-RETIREMENT HEALTHCARE OBLIGATIONS

Pension liabilities and other post-retirement healthcare obligations were updated based on the discount rate applicable as of June 30, 2012. Assumptions used (as summarized below) resulted in a €55 million actuarial loss (net of tax) recognized in other comprehensive income.

	Rate as of December 31, 2011	Rate as of June 30, 2012
Eurozone	4.50%	3.38%
U.S.
Hourly Pension	4.95%	4.55%
Salaried Pension	5.05%	4.70%
OPEB	4.95%	4.55%
Swiss	2.35%	2.10%

In 2012, the Group withdrew from the foundation which administered its employees benefit plans in Switzerland and joined a commercial multi-employer foundation. This change led to a partial liquidation which triggered a settlement. Consequently, related assets and liabilities were transferred to the new foundation and employees’ benefits were also adjusted. The settlement resulted in a €8 million loss recorded in Other gains / (losses) — Net.

Total expenses recognized in our interim consolidated income statements

The expenses shown in the following table are included as employee costs within employee benefit expense and in other gains / (losses) — Net. See Note 6 — Employee Benefit Expense and Note 7 — Other Gains / (Losses) — Net.

During the six-month period ended June 30, 2012, no other comprehensive income was reclassified to the income statement.

	Six months ended June 30, 2012			Six months ended June 30, 2011
(in millions of euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(9)	(3)	(12)	(9)	(2)	(11)
Interest cost	(12)	(5)	(17)	(12)	(6)	(18)
Expected return on plan assets	8	—	8	8	—	8
Loss linked to plan settlement	(8)	—	(8)	—	—	—

Total loss recognized in operating income	(21)	(8)	(29)	(13)	(8)	(21)

At June 30, 2012 (in millions of euros)	Non-Current	Current	Total
Pension liabilities	(347)	(30)	(377)
Other post-retirement healthcare obligations	(272)	(15)	(287)

Total pension liabilities and other post-retirement obligations	(619)	(45)	(664)

At December 31, 2011 (in millions of euros)	Non-Current	Current	Total
Pension liabilities	(276)	(31)	(307)
Other post-retirement healthcare obligations	(256)	(15)	(271)

Total pension liabilities and other post-retirement obligations	(532)	(46)	(578)

NOTE 19 — PROVISIONS AND CONTINGENCIES

Provision balances and activity are comprised as follows:

(in millions of euros)	Close down and Environmental restoration Costs	Restructuring Costs	Legal Claims and Other Costs	Total
At December 31, 2011
Provisions	55	25	48	128
Additional provisions (recoveries) — net	—	5	—	5
Payments	—	(10)	(2)	(12)
Unwinding of discounts	—	—	—	—
Effect of change in foreign exchange rate	—	—	(1)	(1)

At June 30, 2012	55	20	45	120

At June 30, 2012
Current	3	13	22	38
Non-current	52	7	23	82

Total provisions	55	20	45	120

NOTE 20 — FINANCIAL RISK MANAGEMENT

Our financial risk management strategy is described in our annual consolidated financial statements for the year ended December 31, 2011.

Market risk: Risks associated with exposure to financial instruments

Foreign exchange sensitivity:

A 10 percent strengthening in the June 30, 2012 closing euro exchange rate on the value of the financial instruments held by us at June 30, 2012 would have increased (decreased) our earnings before tax as shown in the table below. The amounts shown may not be indicative of future results since the balances of financial assets and liabilities may change.

Impact on earnings arising from the balance of foreign currency denominated instruments included in:

(in millions of euros)	Cash and Cash Equivalents	Trade Receivables	Trade Payables	Borrowings
At June 30, 2012
U.S. dollar	(1)	(20)	6	22
Swiss franc	—	(1)	5	—

Commodity price sensitivity: Risks associated with derivatives

The net impact on our net earnings and equity of a 10 percent change in the market price of aluminum, based on the aluminum derivatives held by us at June 30, 2012 (using our effective projected tax rate), with all other variables held constant was estimated to be €3 million. However, the balances of such financial instruments may change in future periods and therefore the amounts shown may not be indicative of future results.

Interest rate sensitivity: Risks associated with variable-rate financial instruments

The net impact on our net earnings of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by us at June 30, 2012 (using our effective projected tax rate), with all other variables held constant, was estimated to be lower than €0.6 million for the period ended June 30, 2012. However, the balances of such financial instruments may not remain constant in future periods, and therefore the amounts shown may not be indicative of our future results.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from deposits we have with financial institutions and other parties and from customer trade receivables arising from our operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in Note 21 — Financial Instruments. We do not generally hold any collateral as security.

Credit risk related to deposits with financial institutions

Credit risk from balances with financial institutions is managed by our Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with our cash and cash equivalents deposits (including short-term investments).

We performed deposits linked to margin calls when changes in the market value of derivatives reaches contractual threshold.

Credit risks related to customer trade receivables

We have a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, letters of credit or credit insurance. See Note 15 — Trade Receivables and Other for the aging of our trade receivables.

Liquidity and capital risk management

The table below shows our financial liabilities by relevant maturity groupings based on the remaining period from June 30, 2012 to the contractual maturity date.

At June 30, 2012 (in millions of euros)	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Borrowings (A)	188	64	163
Derivatives related to currencies and aluminum	52	53	12
Trade payables and other (excludes deferred revenue)	655	5	—

Total financial liabilities	896	133	163

(A)	Borrowings include revolving credit facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interests on the term loan.

NOTE 21 — FINANCIAL INSTRUMENTS

The tables below show the classification of our financial assets and liabilities, which includes all third and related party amounts.

		At June 30, 2012			At December 31, 2011
Financial assets and liabilities (in millions of euros)	Notes	At Fair Value Through Profit and Loss	Amortized costs	Total	At Fair Value Through Profit and Loss	Amortized costs	Total
Financial assets:
Cash and cash equivalents		118	—	118	113	—	113
Trade receivables and other(A)	15	—	585	585	—	471	471
Financial receivables	15	—	5	5	—	9	9
Other financial assets(B)		47	—	47	35	—	35

Total financial assets		165	590	755	148	480	628

Financial liabilities:
Bank overdraft		4	—	4	—	—	—
Trade payables and other(C)	17	—	500	500	—	464	464
Borrowings	16	—	317	317	—	214	214
Other financial liabilities(D)		117	—	117	98	—	98

Total financial liabilities		121	817	938	98	678	776

(A)	Trade receivables and other includes only total trade receivables — net and net finance lease receivables.

(B)	Other financial assets are comprised of derivatives not designated as hedges with the following counterparties:

	At June 30, 2012			At December 31, 2011
(in millions of euros)	Non- Current	Current	Total	Non- Current	Current	Total
Fair value asset derivatives	2	10	12	3	11	14
Margin calls	—	35	35	—	21	21

Other financial assets	2	45	47	3	32	35

(C)	Trade payables and other includes only total trade payables amounts.

(D)	Other financial liabilities are comprised of derivatives not designated as hedges and are with counterparties as follows:

	At June 30, 2012			At December 31, 2011
(in millions of euros)	Non- Current	Current	Total	Non- Current	Current	Total
Third parties	65	52	117	47	51	98
Related parties	—	—	—	—	—	—

Other financial liabilities	65	52	117	47	51	98

Fair values

The fair values of all of our financial assets and liabilities approximate their carrying values at June 30, 2012, as a result of their liquidity or short maturity or because they are at variable interest rates, or, in the case of derivatives, because they are remeasured to their fair value at the date of each reporting period.

Margin calls

On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in Constellium making or receiving a cash payment to/from the broker, depending on the party carrying the unrealized loss.

At June 30, 2012, Constellium made cash deposits related to margin calls for a total amount of €35 million.

Derivative financial instruments

We enter into derivatives contracts to manage operating exposure to fluctuations in foreign currency, aluminum and silver prices. These contracts are not designated as hedges. The tables below show the fair values and terms of our derivative instruments.

(in millions of euros)	At June 30, 2012	At December 31, 2011
Assets - Derivative Contracts
Aluminum and other metal derivative contracts
Less than 1 year	1	2
1 to 5 years	—	1

Total aluminum and other metal derivative contracts	1	3

Currency derivative contracts
Less than 1 year	9	9
1 to 5 years	2	2

Total currency derivative contracts	11	11

Total assets relating to derivative instruments	12	14

(in millions of euros)	At June 30, 2012	At December 31, 2011
Liabilities - Derivative Contracts
Aluminum and other metal derivative contracts
Less than 1 year	28	26
1 to 5 years	5	3

Total aluminum and other metal derivative contracts	33	29

Currency derivative contracts
Less than 1 year	24	24
1 to 5 years	60	45

Total currency derivative contracts	84	69

Total liabilities relating to derivative instruments	117	98

NOTE 22 — RELATED PARTY TRANSACTIONS

The following table summarizes the total amount of transactions that have been entered into with related parties during the six-month periods ending June 30, 2012 and June 30, 2011 as well as balances with related parties as of June 30, 2012 and December 31, 2011.

(in millions of euros)	Notes	Six months ended June 30, 2012	Six months ended June 30, 2011
Metal purchases		(329)	(412)

Finance costs
Interest expense	9, 16	(6)	(6)
Exit fees	9	(2)	—
Realized exchange loss on other financial items	9	(7)	—

		(15)	(6)
Other income (expenses) — net
Realized gains on derivatives	7	—	30
Unrealized losses on derivatives at fair value through profit and loss — net	20, 21	—	(33)

Total other expenses — net		—	(3)

Direct expenses related to acquisition and separation		—	(50)

(in millions of euros)	Notes	At June 30, 2012	At December 31, 2011
Trade receivables and other	15	3	40
Trade payables and other — current
Trade payables	17	123	12
Interest payable	16	—	3

Total trade payables and other — current		123	15

Borrowings	16	—	143

NOTE 23 — SUBSEQUENT EVENTS

None.

Report of Independent Registered Public Accounting Firm

To the board of directors

Constellium Holdco B.V.

We have audited the accompanying consolidated statement of financial position of Constellium Holdco B.V. and its subsidiaries (the “Group”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for the year in the period ended December 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellium Holdco B.V. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the year in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We draw attention to the Note 1 to the consolidated financial statements which describes the incorporation and formation of the Group.

Neuilly-sur-Seine, April 2, 2012

PricewaterhouseCoopers Audit

Olivier Lotz

Partner

PricewaterhouseCoopers Audit, SA, 63, rue de Villiers, 92208 Neuilly-sur-Seine Cedex Téléphone: +33 (0)1 56 57 58 59, Fax: +33 (0)1 56 57 58 60, www.pwc.fr

Société d’expertise comptable inscrite au tableau de l’ordre de Paris – Ile de France. Société de commissariat aux comptes membre de la compagnie régionale de Versailles. Société Anonyme au capital de 2 510 460 €. Siège social : 63, rue de Villiers 92200 Neuilly-sur-Seine. RCS Nanterre 672 006 483. TVA n° FR 76 672 006 483. Siret 672 006 483 00362. Code APE 6920 Z. Bureaux : Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Neuilly-Sur-Seine, Nice, Poitiers, Rennes, Rouen, Strasbourg, Toulouse.

CONSOLIDATED INCOME STATEMENT

(in millions of euros)	Notes	Year ended December 31, 2011
Revenue	26, 29	3,556
Cost of sales	4	(3,235)

Gross profit		321
Selling and administrative expenses	4	(216)
Research and development expenses	4	(33)
Restructuring costs	20	(20)
Other losses — net	6	(111)

Loss from operations		(59)
Other expenses	3	(102)

Finance income	8	7
Finance costs	8	(46)

Finance costs — net		(39)

Share of profit of joint ventures	12	—

Loss before income taxes		(200)
Income tax benefit	9	34

Net loss from continuing operations		(166)

Discontinued operations
Net loss from discontinued operations	31	(8)

Net loss		(174)

Loss attributable to:
Owners		(175)
Non-controlling interests	27	1

		(174)

Earnings per share attributable to the equity holders of the company during the year

Basic earnings per share (in €)	10	(48.2)
Diluted earnings per share (in €)	10	(48.2)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of euros)	Notes	Year ended December 31, 2011
Net loss		(174)
Other comprehensive income/(loss):
Currency Translation differences	7	(14)
Actuarial losses on post employment benefit obligations	19	(27)
Taxes		1

Other comprehensive loss		(40)
Other comprehensive income linked to discontinued operations		—
Total comprehensive loss		(214)

Attributable to:
Owners		(215)
Non-controlling interests	27	1

Total comprehensive income		(214)

During the year 2011, no other comprehensive income was reclassified to the income statement.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Notes	As of December 31, 2011
Assets
Non-current assets
Goodwill	3	11
Intangible assets		1
Property, plant and equipment	11	198
Investments in associates	12	1
Deferred income tax assets	13	205
Trade receivables and other	16	85
Other financial assets	23	3

		504

Current assets
Inventories	15	422
Trade receivables and other	16	535
Other financial assets	23	32
Cash and cash equivalents	14	113

		1,102

Assets of disposal Group classified as held for sale	31	6

Total assets		1,612

Capital and reserves
Share capital		—
Share premium account		98
Other reserves		(37)
Retained loss		(174)

Total equity		(113)

Equity attributable to owners of Constellium		(115)
Attributable to non-controlling interests		2

Liabilities
Non-current liabilities
Borrowings	17	141
Trade payables and other	18	3
Deferred income tax liabilities	13	29
Pension liabilities	19	276
Other post-retirement healthcare obligations	19	256
Other financial liabilities	23	47
Provisions	20	86

		838

Current liabilities
Borrowings	17	73
Trade payables and other	18	663
Income taxes payable		3
Pension liabilities	19	31
Other post-retirement healthcare obligations	19	15
Other financial liabilities	23	51
Provisions	20	42

		878

Liabilities of disposal group classified as held for sale	31	9
Total liabilities		1,725

Total liabilities and equity		1,612

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of euros, except number of shares)

	Ordinary Shares	Class A Shares	Class B Shares	Share Capital	Share Premium	Other Reserves (A)	Retained Earnings (Loss)	Total	Non- Controlling Interests	Total Equity
At January 4, 2011	1,800,000	—	—	—	—	—	—	—	—	—
Year ended December 31, 2011 Activity:
Issuance (amendment) of share capital	(1,800,000)	3,697,197	91,684	—	98	—	—	98	—	98
Non-controlling interests assumed in acquisition	—	—	—	—	—	—	—	—	1	1
Other	—	—	—	—	—	2	—	2	—	2
Comprehensive income (loss):
Income (loss)	—	—	—	—	—	—	(175)	(175)	1	(174)
Other comprehensive loss:
Foreign currency translation adjustments — net	—	—	—	—	—	(14)	—	(14)	—	(14)
Pension related changes — net	—	—	—	—	—	(26)	—	(26)	—	(26)

As of December 31, 2011	—	3,697,197	91,684	—	98	(38)	(175)	(115)	2	(113)

(A)	Other Reserves are valued before non-controlling interests

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Notes	Year Ended December 31, 2011
Cash flows used in operating activities
Net loss before minority interests and discontinued operations		(167)
Adjustments to determine cash flow from (used in) operating activities:
Income tax	9	(34)
Finance costs — net	8	39
Depreciation and amortization	11	2
Restructuring costs and other provisions for risks and contingencies	20	14
Defined benefits pension costs	19	38
Unrealized losses on derivatives and from remeasurement of monetary assets and liabilities	6	140
Changes in working capital:
Inventories	15	23
Trade receivables and other	16	(35)
Trade payables and other	18	40
Changes in other operating assets and liabilities:
Provisions	20	(14)
Income tax paid		(38)
Pension liabilities and other post-retirement healthcare obligations	19	(41)
Tooling		4

Net cash flows used in operating activities		(29)

Cash flows used in investing activities
Purchase of net assets in acquisition — net of cash and cash equivalents acquired	3	13
Purchases of property, plant and equipment	11	(97)
Proceeds from disposal of AIN entities		9
Finance lease receivables		7
Restricted cash		(3)
Other investing activities		2

Net cash flows used in investing activities		(69)

Cash flows from financing activities
Proceeds received from issuance of shares	1	98
Interest paid		(31)
Net proceeds received from factoring	17	56
Net proceeds received from Term-loan	17	137
Issuance / Repayment of other loans	17	(20)
Payment of deferred financing costs	16,17	(23)
Other financing activities		(4)
Changes linked to discontinued activity	31	(12)

Net cash flows from financing activities		201

Net increase in cash and cash equivalents		103
Cash and cash equivalents — beginning of year		—
Effect of exchange rate changes on cash and cash equivalents		10

Cash and cash equivalents — end of year — continuing operations	14	113

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — GENERAL INFORMATION

Incorporation and formation

On May 14, 2010, Omega Holdco B.V. (“Holdco”) was incorporated as a limited liability company in the Netherlands with authorized capital of 9 million ordinary shares with a stated par value of euro (€) 0.01 per share. As of August 2, 2011 Omega Holdco B.V. changed its legal name to Constellium Holdco B.V. (“Constellium”). Constellium is hereinafter referred to as the “Company”. Constellium and its subsidiaries are hereinafter referred to as the “Group”, “we”, “our” and “us”.

Apollo Omega (Lux) S.à.r.l. (“Apollo”), a wholly-owned subsidiary of Apollo Global Management, LLC (“AGM”), subscribed cash of €18,000 for 1.8 million ordinary shares of Holdco in connection with Holdco’s formation.

On January 4, 2011 (the “Closing Date”), Constellium amended its authorized capital. Constellium amended the class of its ordinary shares to class “A” shares and authorized a total of 17.3 million class “A” shares; and 0.1 million shares each of class “B1” and “B2” shares.

On the Closing Date, Apollo, Rio Tinto International Holdings Limited (“Rio Tinto”); and Fonds Stratégique d’Investissement (“FSI”) (collectively the “Owners”) subscribed in U.S. dollars (USD) for class “A” shares to bring their equity holdings in Holdco to 51 percent; 39 percent; and 10 percent, respectively (see Note 21 — Share capital).

Through its newly formed wholly-owned subsidiaries, on the Closing Date, Constellium acquired substantially all of the entities and businesses of Rio Tinto Engineered Aluminum Products (“the Acquisition”), which was a component of Rio Tinto plc (see Note 3 — Acquisition of Rio Tinto Engineered Aluminum Products Entities).

From the date of Constellium’s incorporation to the Closing Date, Constellium was a wholly-owned holding company of Apollo with no operating or investing activities for the period from the date of its incorporation to the Closing Date. As a result, no comparative information is presented (i.e. relating to the year ended as of December 31, 2010).

Description of businesses

The Group is comprised of substantially all of the operating entities, divisions and businesses formerly included in an operating segment known as Engineered Aluminium Products (“EAP”) within a subsidiary of Rio Tinto, excluding its Cable and Composite operating businesses. The Group produces engineered and fabricated aluminum products and structures and operates production facilities throughout Europe, North America and Asia.

The principal executive offices of Constellium Holdco B.V. are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands. Our corporate support services group is headquartered at Washington Plaza, 40-44, rue Washington, 75008 Paris, France.

Alcan International Network (“AIN”) disposal

The AIN business had been classified as a discontinued operation in accordance with IFRS 5 as of January 4, 2011.

On December 30, 2011 Constellium concluded a sale purchase agreement with Cellmark AB to sell the main part of the AIN business.

Remaining assets and liabilities, which were not part of the sale and purchase agreement, are classified as held for sale as of December 31, 2011, as the related activities will be discontinued in 2012.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The consolidated financial statements of Constellium and its subsidiaries are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (IASB). All standards applied by the Group have been endorsed by the European Union and are effective for the year beginning on January 1, 2011.

The full set of standards endorsed by the European Union can be consulted on the website of the European Commission at: http://ec.europa.eu/internal_market/accounting/ias/index-fr.htm

The consolidated financial statements are presented in millions of euros and have been authorized for issue by the board of directors held on March 30, 2012.

2.2 New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised or amended IFRSs and interpretations that have been issued but are not yet effective:

Amendments to IFRS 7 — Disclosures — Transfers of Financial Assets1

IFRS 9 — Financial Instruments — Classification and measurement of financial assets2

IFRS 10 — Consolidated Financial Statements2

IFRS 11 — Joint Arrangements2

IFRS 12 — Disclosure of Interests in Other Entities2

IFRS 13 — Fair Value Measurement1

Amendments to IAS 1 — Presentation of Items of Other Comprehensive Income3

Amendments to IAS 12 — Deferred Tax — Recovery of Underlying Assets4

IAS 19 (as revised in 2011) — Employee Benefits2

IAS 27 (as revised in 2011) — Separate Financial Statements2

IAS 28 (as revised in 2011) — Investments in Associates and Joint Ventures2

Those which are considered to be relevant to the Group or where we are currently assessing the impact of the standard on its results, financial position and cash flows are set out below:

IFRS 9 — “Financial Instruments — Classification and measurement”, represents the first phase of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. It sets out the classification and measurement criteria for financial instruments, the key features of the standard being:

•

All financial assets to be classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs. Assets are subsequently measured at amortized cost or fair value;

•

All equity investments to be measured at fair value and may have their fair value changes taken through Other Comprehensive Income. Dividends received have to be recognized in the profit and loss statements.

The key change is that an entity will be required to present the effects of changes in own credit risk of financial liabilities designated as of fair value through profit or loss in Other Comprehensive Income by election.

[1]	Effective for annual periods beginning on or after July 1, 2011.
[2]	Effective for annual periods beginning on or after January 1, 2015, with early application possible
[3]	Effective for annual periods beginning on or after July 1, 2012
[4]	Effective for annual periods beginning on or after January 1, 2012

IFRS 10 — “Consolidated financial statements”, replaces the current guidance on control and consolidation in IAS 27 “Consolidated and separate financial statements” and SIC5-12 “Consolidation — special purpose entities”. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control.

IFRS 11 — “Joint arrangements”, reviews the definitions of such arrangements and has reduced the number of “types” of joint arrangements to two: joint operations and joint ventures, depending on the rights and obligations of the parties to the arrangements. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures.

IFRS 12 — “Disclosure of interest in other entities”, requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The standard requires disclosure of significant judgments and assumptions made in determining whether an entity controls, jointly controls or significantly influences its interests in other entities and further extended disclosures.

IFRS 13 — “Fair value measurement” explains how to measure fair value and aims to enhance fair value disclosures. It does not say when to measure fair value or require additional fair value measurements. It aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS financial information.

2.3 Basis of preparation

In accordance with IAS1 ‘Presentation of financial statements’, the consolidated financial statements are prepared on a basis that assumes that Constellium is a going concern and will continue in operation for the foreseeable future.

The negative (€113 million) consolidated equity as of December 31, 2011 is adversely impacted by significant major non recurring acquisition costs (€102 million) and unrealized losses on derivatives recorded at fair value (€144 million) and thus does not result from operating losses. In addition, it is expected to be restored in the future, based on forecasted operating income.

Accordingly, management considers that the assumption that Constellium is a going concern is not overcome by the negative net equity situation as of December 31, 2011 and for the foreseeable future.

This assessment was confirmed during the board of directors meeting held on March 30, 2012.

The following significant accounting policies have been used in the preparation of the consolidated financial statements of the Group.

2.4 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS — 8 “Operating Segments”, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief executive officer.

The profitability and financial performance of the operating segments is measured based on Segment Adjusted EBITDA, as it better illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items.

[5]	SIC-12 Consolidation-special purpose entities was developed by the Standing Interpretations Committee and issued in December 1998

Segment Adjusted EBITDA is defined in Note 26 — Operating Segment Information.

2.5 Principles governing the preparation of the consolidated financial statements

Acquisitions

The Group applies the acquisition method to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities assumed and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Costs related to the acquisition of a subsidiary are expensed as incurred and classified in Other expenses.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain in Other income in the income statement.

On acquisition, the Group recognizes the identifiable acquired assets, the liabilities and contingent liabilities (identifiable net assets) of the subsidiaries on the basis of fair value at the acquisition date. Recognized assets and liabilities may be adjusted during a maximum of 12-months from the acquisition date, depending on new information obtained about the facts and circumstances existing at the acquisition date.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill is allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Discontinued operations and Assets and liabilities held for sale

IFRS 5 defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components (ii) is held for sale or has been sold, and (iii) represents a separate major line of business or geographic areas of operations.

The Group has determined that, given the way it is organized, its segments presented in the segment information correspond to the definition of components stated under IFRS 5.

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition.

When an entity acquires assets and liabilities exclusively with a view to its subsequent disposal, it shall classify these assets and liabilities) as held for sale at the acquisition date if the criteria set out in the previous paragraphs are fulfilled in a short period of time after the acquisition and if the sale occurs in a period of one year following the classification.

Assets and liabilities are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Assets and liabilities held for sale are reflected in separate line item in the consolidated statement of financial position of the period during which the decision to sell is made.

The results of discontinued operations are shown separately in the consolidated income statement.

Basis of consolidation

These consolidated financial statements include all of the assets, liabilities, equity, revenues, expenses and cash flows of the entities and businesses of Constellium.

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where we own more than fifty percent of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where outside stakeholders hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. Substantially all of the subsidiaries in Constellium are wholly-owned. All of the assets and liabilities and results of operations of majority-owned subsidiaries are included in our consolidated financial statements, which show the amounts of net assets, income for the year and comprehensive income (loss) attributable to both the Owners and non-controlling interests. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. We account for our joint ventures using the equity accounting method.

Jointly controlled operations arise when two or more parties combine their operations, resources and expertise to manufacture, market and distribute jointly a particular product. In respect of its interests in jointly controlled operations, the Group recognize in its financial statements:

•	the assets that it controls and the liabilities that it incurs; and

•	the expenses that it incurs and its share of the income that it earns from the sale of goods or services by the joint venture.

All intercompany balances and transactions between and among the Group’s subsidiaries were eliminated in the preparation of our consolidated financial statements.

Balances and transactions between the Company and the Owners have been identified as related party balances and transactions in the accompanying consolidated financial statements.

Foreign currency transactions and remeasurement

Transactions denominated in currencies other than the functional currency are converted to the functional currency at the exchange rate in effect at the date of the transaction.

Functional currency: Items included in the consolidated financial statements of each of the entities and businesses of Constellium are measured using the currency of the primary economic environment in which each of them operates (their functional currency).

Presentation currency and foreign currency translation: In the preparation of these consolidated financial statements, the year-end balances of assets, liabilities and components of equity of Constellium’s entities and businesses are translated from their functional currencies into euros, the presentation currency of the Group, at the respective year-end exchange rates; and the revenues, expenses and cash flows and of Constellium’s entities and businesses are translated from their functional currencies into euros using average exchange rates.

The net differences arising from exchange rate translation are recognized in the foreign currency translation reserve (Other comprehensive income).

The following table summarizes the main exchange rates used for the preparation of the consolidated financial statements of the Group:

			December 31, 2011
Foreign exchange rate for 1€		Opening rate	Closing rate	Ave. rate Year
U.S. dollars	USD	1.335	1.2979	1.3905
Swiss Francs	CHF	1.2505	1.2170	1.2306
Czech Koruna	CZK	25.047	25.5364	24.5761

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred provided that persuasive evidence exists that all of the following criteria are met:

•	the significant risks and rewards of ownership of the product have been transferred to the buyer;

•	neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by us;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the sale will flow to us; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

We also enter into tolling agreements whereby our clients loan the metal and for which we will manufacture for them. Revenue is recognized when services are provided as of the date of redelivery of the manufactured metal.

Amounts billed to customers in respect of shipping and handling are classified as revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by us are recognized in Cost of sales.

Deferred tooling revenue and related costs

Certain automotive long term contracts include the design and manufacture of customized parts. To manufacture such parts, certain specialized or customized tooling is required. We account for the tooling costs provided by third party manufacturers in accordance with the provisions of IAS 11 — “Construction Contracts”.

Research and development costs

Research expenditures are recognized as expenses in the Consolidated Income Statement as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the intangible asset so that it will be available for use;

•	management intends to complete and use the intangible asset;

•	there is an ability to use the intangible asset;

•	it can be demonstrated how the intangible asset will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

Where development expenditures do not meet these criteria, they are recognized as expenses in the Consolidated Income Statement when incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

Other income and other expenses

Other income and expense are representative of items which are inherently difficult to predict due to their unusual, irregular or non recurring nature.

Other income includes gain on acquisition, capital gains on disposal of investments or activities and capital gains on disposal of tangible and intangible assets arising from activities disposed of as well as any income associated to past disposals.

Other expenses include capital losses on disposal of investments or activities and capital losses on disposal of tangible and intangible assets arising from activities disposed of as well as any costs associated to past disposals, costs incurred to become business combinations effective and significant impairment losses on assets.

Interest income and expense

Interest income is recorded using the effective interest rate method on loans receivable and on the interest bearing components of our cash and cash equivalents.

Interest expense on short- and long-term financing is recorded at the relevant rates on the various borrowing agreements. Borrowing costs (including interest) incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting year, the Group revises its estimate of the number of equity instruments expected to vest.

Property, plant and equipment

Recognition and measurement: As a result of the application of purchase accounting under IFRS 3 Revised — “Business Combinations”, land, property, plant and equipment acquired by the Company on January 4, 2011 was recorded at fair value.

Property, plant and equipment acquired by the Company subsequent to January 4, 2011 are recorded at cost, which comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Subsequent to the initial recognition, property, plant and equipment is measured at cost less accumulated depreciation. For major capital projects, costs are capitalized into Construction Work in Progress (CWIP) until such projects are completed and the assets are available for use.

Subsequent costs: Improvements and replacements are capitalized as additions to property, plant and equipment only when it is probable that future economic benefits associated with them will flow to the Company and the cost of the item can be measured with reliability. Ongoing regular maintenance costs related to property, plant and equipment are expensed as incurred.

Depreciation: Land is not depreciated. Property, plant and equipment are depreciated over the estimated useful lives of the related assets using the straight-line method. Estimated useful life by category:

•	Buildings 10 – 50 years

•	Machinery and equipment 3 – 10 years

•	Vehicles 5 – 8 years

•	Intangible assets with definite lives 2 – 10 years.

Impairment tests for property, plant and equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount of the asset (or group of assets to which it belongs) may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows of the asset (or group of assets to which it belongs)).

Financial instruments

(i) Financial assets

We classify our financial assets as follows: (a) at fair value through profit or loss; and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of Constellium’s financial assets at initial recognition.

(a)	At fair value through profit or loss: These are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets if expected to be settled within 12-months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the Consolidated Income Statement.

(b)	Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of cash and cash equivalents, non-current and current loans receivable and Trade receivables and other in the Consolidated Statement of Financial Position. Loans and receivables are carried at amortized cost using the effective interest method, less any impairment.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and directly attributable to the issuance of the liability. These financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement over the year to maturity using the effective interest method.

(iii) Derivative financial instruments

All derivatives are initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value based upon published market quotations at the date of each Consolidated Statement of Financial Position, with the changes in fair value included in Other expenses (income) — net (see Note 6 — Other Losses Net). We had no derivatives designated for hedge accounting treatment during the year presented.

(iv) Fair value

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where available, relevant market prices are used to determine fair values.

(v) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Leases

Constellium as the lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Various buildings, machinery and equipment from third parties are leased under operating lease agreements. Under such operating lease agreements, the total lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Various equipments from third parties are leased under finance lease agreements. Under such finance lease, the asset financed is recognized in Property, Plant and Equipment and the financing is recognized as a financial liability.

Constellium as the lessor

Certain land, buildings, machinery and equipment are leased to third parties under finance lease agreements. During the period of lease inception, we remove the net book value of the related assets from property, plant and equipment and record a net finance lease receivable at the amount of the lower of the fair value and the aggregate future cash payments to be received from the lessee less unearned finance income computed at an interest rate implicit in the lease. As the net finance lease receivable from the lessee is collected, unearned finance income is also reduced, resulting in interest income.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis.

Weighted-average costs for raw materials, stores, work in progress and finished goods are calculated using the costs experienced in the current period based on normal operating capacity (and include the purchase price of materials; freight, duties and customs; the costs of production, which includes labor costs, materials and other expenses which are directly attributable to the production process; and production overheads).

Trade accounts receivable

Recognition and measurement: Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Subsequent measurement: A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. The amount of the provision is the difference between the asset’s carrying value and the present value of the estimated future cash flows, discounted at the original effective interest rate. The expense (income) related to the increase (decrease) of the provision for impairment is recognized in the Consolidated Income Statement. When a trade receivable is deemed uncollectible, it is written off against the provision for impairment account. Subsequent recoveries of amounts previously written off are credited in the Consolidated Income Statement.

Factoring arrangements: In a non-recourse factoring arrangement, where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized under the provisions of IAS 39 — “Financial Instruments: Recognition and Measurement.” Where trade accounts receivable are sold with limited recourse, and substantially all the risks and rewards associated with these receivables are retained, receivables continue to be included in the Consolidated Statement of Financial Position.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and other short-term highly liquid investments with original maturities of three-months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is a right of offset.

Share capital

Ordinary, Class “A” and Class “B” shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Trade payables

Trade payables are initially recorded at fair value and classified as current liabilities if payment is due in one year or less.

Provisions

We record provisions for the best estimate of expenditures required to settle liabilities of uncertain timing or amount when management determines that a legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

The ultimate cost to settle such liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could materially differ from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to our provisions, which could result in additional charges or recoveries affecting future financial results.

Types of liabilities for which we establish provisions include:

Close down and restoration costs

Estimated close down and restoration costs are provided for in the accounting year when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals throughout each year.

The initial closure provision together with subsequent movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or “unwinding” of the discount applied in establishing the net present value of the provisions is charged to the Consolidated Income Statement as a financing cost in each accounting year.

Environmental remediation costs

Environmental remediation costs are provided for based on the estimated present value of the costs of our environmental clean up obligations. Movements in the environmental clean up provisions are presented as an operating cost within Cost of sales. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the technical remediation.

Restructuring costs

Provisions for restructuring are recorded when Constellium’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. We recognize liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. These costs are charged to Restructuring costs in the Consolidated Income Statement.

Legal and other potential claims

Provisions for legal claims are made when it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Depending on their nature, these costs may be charged to Cost of sales or Other expenses (income) — net in the Consolidated Income Statement. Included in other potential claims are provisions for product warranties and guarantees to settle the uninsured net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by our customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the Consolidated Income Statement. In the accounting year when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred by us is charged against the provision established on the Consolidated Statement of Financial Position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Constellium management.

Pension and other post-retirement healthcare plans

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Constellium’s contributions to defined contribution pension plans are charged to the Consolidated Income Statement in the year to which the contributions relate. This expense is included in Cost of sales or Selling and administrative expenses or Research and development costs, depending on its nature.

For defined benefit plans, the difference between the fair value of the plan assets and the defined benefit obligation is recognized as an asset or liability on the Company’s Consolidated Statement of Financial Position. Any asset recognized is restricted to the present value of any amounts we expect to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are charged or credited to Other comprehensive income (loss). Actuarial gains and losses are comprised of both the effects of changes in actuarial assumptions and experience adjustments.

The amount charged to the Consolidated Income Statement in respect of these plans (including the current service cost, any amortization of past service cost and the effect of any curtailment or settlement, interest cost and the expected return on assets) is included within operating costs.

The defined benefit obligations are assessed in accordance with the advice of qualified actuaries. The most significant assumptions used in accounting for pension plans are the long-term rate of return on plan assets, the discount rate and mortality assumptions.

Post-retirement healthcare plans relate to health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Taxation

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the Consolidated Statement of Financial Position date in the countries where the company and its subsidiaries operate and generate taxable income.

We are subject to income taxes in the Netherlands, France and numerous other jurisdictions. Certain of our businesses may be included in consolidated tax returns within the Company, in some cases under the terms of non-compensatory tax sharing agreements. In certain circumstances, these businesses may be jointly and severally liable with the entity filing the consolidated return for additional taxes that may be assessed.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate; in expectation that certain of our tax return positions may be challenged and that we might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carry forwards.

The effect on deferred tax income assets and liabilities of a change in tax rates and laws is recognized in income in the year that the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the Consolidated Statement of Financial Position. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.6 Judgments in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the consolidated financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the consolidated financial statements. Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following items:

Purchase Accounting

Business combinations are recorded in accordance with IFRS 3 (revised) using the acquisition method. Under this method, upon the initial consolidation of an entity over which the Group has acquired exclusive control, the identifiable assets acquired and the liabilities assumed are recognized at their fair value on the acquisition date.

Therefore through a number of different approaches we have identified what we believe to be the fair value of the assets and liabilities at the acquisition date. These valuations will by necessity include a number of assumptions, estimations and judgments.

Pension and post-retirement benefits

The present value of our defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets, the rate of future compensation increases as well as withdrawal and mortality rates. Any material changes in these assumptions could result in a significant change in employee benefit expense recognized in the Consolidated Income Statement, actuarial gains and losses recognized in equity and prepaid and accrued benefits.

Derivatives

The Company uses valuation techniques that include inputs that are based on observable market data to estimate the fair value of its derivatives. Note 22 — Financial Risk Management and Note 23 — Financial Instruments provide detailed information about the key assumptions used in the determination of the fair value of financial instruments, as well as the detailed sensitivity analysis for these assumptions. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments.

Income tax expense

Significant judgment is sometimes required in determining the provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the year in which such determination is made.

Valuation of deferred tax assets

Management judgment is required to determine the extent to which deferred tax assets can be recognized. Constellium recognizes deferred tax assets when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. This assessment is conducted through a detailed review of deferred tax assets by jurisdiction and takes into account past, current and expected future performance deriving from the budget and the business plan.

Provisions

Provisions have been recorded for: (a) close-down and restoration costs; (b) environmental remediation and monitoring costs; (c) restructuring programs; (d) legal and other potential claims including provisions for product warranty and guarantees, at amounts which represent management’s best estimates of the expenditure required to settle the obligation at the date of the Consolidated Statement of Financial Position. Expectations will be revised each year until the actual liability is settled, with any difference accounted for in the year in which the revision is made.

Inventory provisions

Inventories are carried at the lower of cost and net realizable value, which requires the estimation of the future sales price of goods. If actual sales prices are less favorable than those projected, additional inventory write-downs may be required.

NOTE 3 — ACQUISITION OF RIO TINTO ENGINEERED ALUMINUM PRODUCTS ENTITIES

On January 4, 2011 (the Acquisition Date), Constellium acquired substantially all of the entities and businesses of Rio Tinto Engineered Aluminum Products from Rio Tinto for an initial purchase price of $125 million (€93 million), as adjusted for delivered working capital and other financial targets, as described in Note 1 — General Information.

At the Acquisition Date, the total consideration Constellium paid to Rio Tinto, representing the adjusted purchase price for the net assets acquired was $17 million (€12 million).

On October 10, 2011, the adjusted purchase price was agreed between Rio Tinto and Constellium. Rio Tinto reimbursed the amount paid by Constellium and paid an additional premium which amounted to $6 million (€4 million).

The Company recognized the assets acquired and liabilities assumed at fair value at the acquisition date.

Net cash flows from (used in) operating activities include cash outflows of €102 million of expenses directly related to the acquisition and subsequent separation from Rio Tinto.

The fair values of the assets acquired and liabilities assumed and the total consideration for the acquisition are shown in the following table:

(in millions of euros)	Fair Value at January 4, 2011
Intangible assets	—
Property, plant and equipment	91
Investments in joint ventures	1
Deferred income tax assets	188
Trade receivables and other	564
Other financial assets	103
Inventories	442
Cash and cash equivalents	9

Total assets acquired — continuing activities	1,398

Discontinued operations	103

Total assets acquired	1,501

Borrowings
— third parties	—
— related parties	(21)
Trade payables and other	(613)
Pension liabilities	(282)
Other post-retirement healthcare obligations	(262)
Other financial liabilities	(39)
Deferred Tax liabilities	(80)
Provisions	(124)
Minority liabilities	(1)

Total liabilities assumed — continuing activities	(1,422)

Discontinued operations	(94)

Total liabilities assumed	(1,516)

Net assets acquired at fair value	(15)
Goodwill	11

Total consideration for the acquisition (negative consideration)	(4)

In accordance with IFRS 3 (revised), the valuation of assets acquired and liabilities assumed at their fair value has resulted in the remeasurement of tangible assets, trade receivables and other, inventories and liabilities. Property, Plant and Equipment and Inventories were valued by external independent experts. The fair values were determined based upon assumptions related to future cash flows, discount rates and asset lives. The main fair value adjustments relate to the fair value adjustment of Property, plant and equipment and inventories and the recognition of deferred tax assets relating to these fair value adjustments.

The fair value of net liabilities assumed over the aggregate consideration received for the acquisition amounted to €11 million. It was recognized as goodwill in the balance sheet.

In connection with the Acquisition and subsequent separation of the business from Rio Tinto, we incurred expenses from both related and third parties (all of which are recorded in Other expenses and were paid during the year ended December 31, 2011) comprised of the following:

Period Ended December 31, 2011

(in millions of euros)	Third Party	Related Party	Total
Transaction costs and Equity fees directly related to acquisition	—	44	44
Other costs related to acquisition and separation	50	8	58

Total expenses related to acquisition and separation	50	52	102

NOTE 4 — EXPENSES BY NATURE

(in millions of euros)	Notes	Year ended December 31, 2011
Raw materials and consumable used(A)		(2,161)
Employee benefit expense	5	(650)
Energy costs		(139)
Repairs and maintenance expense		(98)
Sub-contractors		(69)
Freight out costs		(64)
Consulting and audit fees		(54)
Operating supplies (non capitalized purchases of manufacturing consumables)		(52)
Operating lease expense	24	(14)
Other expenses(B)		(183)

Total cost of sales, selling and administrative expenses and research and development expenses		(3,484)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see Note 22 — Financial Risk Management and Note 23 — Financial Instruments).

(B)	Other expenses include local taxes, packaging, dies, insurance, depreciation and amortization.

These expenses are split as follows:

(in millions of euros)	Year ended December 31, 2011
Cost of sales	(3,235)
Selling and administrative expenses	(216)
Research and development costs	(33)

Total	(3,484)

NOTE 5 — EMPLOYEE BENEFIT EXPENSE

(in millions of euros)	Notes	Year ended December 31, 2011
Wages and salaries, excluding amounts in restructuring costs (including social security contributions)		(611)
Post-retirement costs:
Defined contribution plans	19	(2)
Defined benefit plans	19	(24)
Other post-retirement benefits	19	(13)

Total employee benefit expense		(650)

NOTE 6 — OTHER LOSSES — NET

Year Ended December 31, 2011 (in millions of euros)	Notes	Third Parties	Related Parties	Total
Realized gains/(losses) on derivatives		(6)	37	31
Unrealized losses on derivatives at fair value through profit and loss — net	22, 23	(144)	—	(144)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities — net	7	4	—	4
Other — net		(2)	—	(2)

Total other gains/(losses) — net		(148)	37	(111)

NOTE 7 — CURRENCY GAINS/(LOSSES)

Constellium incurs current year gains and losses (recognized in the Consolidated Income Statement) and deferred translation adjustments (recognized in other comprehensive income and included in equity in the Consolidated Statement of Financial Position) arising from changes in foreign currency exchange rates. These are included in our consolidated financial statements as follows:

CONSOLIDATED INCOME STATEMENT

Year Ended December 31, 2011 (in millions of euros)	Finance Costs - net	Cost of sales	Other income (expense)	Total
Unrealized losses on foreign currency derivatives — net	—	—	(59)	(59)
Realized gains/(losses) from the remeasurement of monetary assets and liabilities — net	(8)	3		(5)
Unrealized gains from the remeasurement of monetary assets and liabilities — net	2	—	4	6

Total	(6)	3	(55)	(58)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Foreign currency translation reserve (in millions of euros)	At December 31, 2011
Foreign currency translation reserve — January 1, 2011	—
Effect of exchange rate changes — net	(14)

Foreign currency translation reserve — December 31, 2011	(14)

See Note 22 — Financial Risk Management and Note 23 — Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 8 — FINANCE COSTS — NET

Finance costs — net are comprised of the following items:

Year Ended December 31, 2011 (in millions of euros)	Notes	Third Parties	Related Parties	Total
Finance income:
Interest income earned on finance leases	16	2	—	2
Realized exchange gains on other financial items		5	—	5
Other finance income		—	—	—

Total finance income		7	—	7

Finance costs:
Interest expense on borrowings and factoring arrangements(A)	16, 17	(15)	(16)	(31)
Realized and unrealized exchange losses on other financial items		(6)	(5)	(11)
Miscellaneous other interest expense		(4)	—	(4)

Total finance costs		(25)	(21)	(46)

Finance costs — net		(18)	(21)	(39)

(A)	Includes: (i) interest related to the term loan, the asset-based revolving line of credit and the letter of credit facilities (see Note 17 — Borrowings); and (ii) interest and amortization of deferred financing costs related to the trade accounts receivable factoring programs (see Note 16 — Trade Receivables and Other).

NOTE 9 — INCOME TAX

The current and deferred components of income tax are as follows:

(in millions of euros)	Year ended December 31, 2011
Current tax expense	(31)
Deferred income tax benefit	65

Income tax benefit	34

Using a composite statutory income tax rate applicable by tax jurisdiction, the income tax can be reconciled as follows:

(in millions of euros)	Year ended December 31, 2011
Loss before income taxes	(200)

Composite statutory income tax rate applicable by tax jurisdiction	33.5%
Tax benefit calculated at composite statutory tax rate applicable by tax jurisdiction	67
Permanent differences
Tax effects of:
Tax losses carried forward	(24)
Other(A)	(9)

Income tax income	34

Effective income tax rate	17%

(A)	Mainly relating to non-recurring items (acquisition costs considered as non-deductible in certain jurisdictions).

NOTE  10 — EARNINGS PER SHARE

Earnings (in millions of euros)	Year ended December 31, 2011
Net loss attributable to equity holders of the parent	(174)
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(174)
Earnings used to calculate basic and diluted earnings per share from continuing operations	(166)
Earnings used to calculate basic and diluted earnings per share from discontinuing operations	(8)

Number of shares	At December 31, 2011
Weighted average number of ordinary shares used to calculate basic earnings per share	3,606,653
Effect of other dilutive potential ordinary shares Stock options	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	3,606,653

Earnings per share (in €)	Year ended December 31, 2011
From continuing and discontinued operations
— Basic	(48.2)
— Diluted	(48.2)
From continuing operations
— Basic	(46.0)
— Diluted	(46.0)
From discontinuing operations
— Basic	(2.2)
— Diluted	(2.2)

NOTE 11 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and activity are comprised as follows:

(in millions of euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress (CWIP)	Other	Total
Net book amount at January 1, 2011	—	—	—	—	—	—
Property, plant and equipment acquired through business combination	—	—	—	91	—	91
Additions	—	7	22	72	6	107
Disposals	—	—	—	—	—	—
Depreciation expense	—	—	(1)	—	—	(1)
Transfer during the year	—	3	25	(35)	6	(1)
Exchange rate movements	—	—	—	2	—	2

Net book value amount at December 31, 2011	—	10	46	130	12	198

At December 31, 2011
Cost	—	10	47	130	12	199
Less: Accumulated depreciation	—	—	(1)	—	—	(1)

Net book value amount at December 31, 2011	—	10	46	130	12	198

Depreciation expense

Total depreciation expense related to property, plant and equipment is included in our Consolidated Income Statement as follows:

(in millions of euros)	Year ended December 31, 2011
Cost of sales	(1)
Selling and administrative expenses	—

Total	(1)

An additional depreciation of intangible assets which amounts to €1 million was recognized during the year 2011.

Impairment charges

We recorded no impairment charge related to property, plant and equipment as of December 31, 2011.

NOTE 12 — INVESTMENTS IN JOINT VENTURE AND JOINTLY CONTROLLED OPERATIONS

The activity in our investments in joint venture during the year ended December 31, 2011 is summarized as follows:

(in millions of euros)
Balance at January 1, 2011	—
Investment in joint venture acquired at fair value	1
Share of profit of joint venture	—
Effects of changes in foreign exchange rates	—

Balance at December 31, 2011	1

We hold a 49.85 percent interest in one joint-venture. This company, named Rhenaroll S.A., specializes in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers.

A company of the Group entered into an agreement with Strojmetal A.S. Kamenice s.r.o to forge products primarily for the automotive industry. As this is a joint operation, we recognized our part of this operation.

The following amounts represent a description of key figures of each entity:

	Consortium Strojmetal A.S. Kamenice	Rhenaroll S.A.
Country of incorporation:	Czech Republic	France
2011:
Revenues	41	3
Profit (loss) for the year	1	—
Assets	23	5
Liabilities	13	—

NOTE 13 — DEFERRED INCOME TAX

Deferred income tax assets and liabilities arise from the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are offset when the deferred income tax asset and liability amounts are due from and to the same tax jurisdiction and fiscal authority. The total deferred income tax assets and liabilities as shown in our Consolidated Statement of Financial Position are as follows:

(in millions of euros)	At December 31, 2011
Shown in the consolidated statement of financial position:
Deferred income tax assets	205
Deferred income tax liabilities	(29)

Net deferred income tax assets	176

The following table shows the changes in our net deferred income tax assets (liabilities) for the year ended December 31, 2011 and where the offsetting impact of the changes appear in our consolidated financial statements.

(in millions of euros)
Balance at January 1, 2011	—
Net deferred income tax assets acquired at fair value	108
Deferred income taxes charged to the Consolidated Income Statement	65
Effects of changes in foreign exchange rates	2
Deferred income taxes charged directly to equity	1

Balance at December 31, 2011	176

(in millions of euros)	Opening Balance	Acquisitions / Disposals	Recognized in Profit or loss	OCI	FX	Other	Closing Balance
Recognized deferred tax (liabilities)/assets in relation to:
Long-term assets	—	139	(18)	—	—	—	121
Inventories	—	(29)	14	—	1	—	(14)
Pensions	—	42	1	1	—	1	45
Aging derivative valuation	—	(16)	45	—	1	—	30
Tax losses carried forward	—	—	—	—	—	—	—
Other	—	(28)	23	—	—	(1)	(6)

Total	—	108	65	1	2	—	176

Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €651 million of deductible temporary differences, unused tax losses and unused tax credits will not be used. Consequently, no deferred tax assets have been recognized. The related tax impact of €188 million is attributable to the following:

(in millions of euros)	At December 31, 2011
Tax losses	(32)

In 2012	(1)
In 2013	(2)
In 2014	(2)
In 2015	—
2016 and after (limited)	(1)
Unlimited	(26)
Unused tax credits	—
Deductible temporary differences	(156)
Depreciation and Amortization	14
Pensions	(131)
Other	(39)

Balance at December 31, 2011	(188)

NOTE 14 — CASH AND CASH EQUIVALENTS

At December 31, 2011, Cash and cash equivalents includes: (i) cash in banks and on hand of €103 million; (ii) amounts on deposit with certain banks and financial institutions representing compensating balance arrangements for collateral of €10 million.

NOTE 15 — INVENTORIES

Inventories are comprised of the following:

(in millions of euros)	At December 31, 2011
Finished goods	140
Work in progress	115
Raw materials	152
Stores and supplies	22
NRV adjustments	(7)

Total inventories	422

We carry inventories at the lower of cost and net realizable value (NRV). Adjustments to increase (decrease) the NRV reserve for inventories are included as charges (credits) in Cost of sales. At December 31, 2011, included within the inventory value is an NRV reserve amounting to €7 million.

NOTE 16 — TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At December 31, 2011
(in millions of euros)	Non-Current	Current
Trade receivables — third parties — gross	—	423
Less: Provision for impairment	—	(1)

Trade receivables — third parties — net	—	422
Trade receivables — related parties	—	1

Trade receivables — net	—	423

Net finance lease receivables	36	12
Deferred financing costs — net of amounts amortized	9	4
Other debtors	35	77
Financial receivables (factoring)	—	9
Restricted cash	4	—
Deferred tooling related costs	—	10
Other	1	—

Total trade receivables and other	85	535

Trade receivables

Aging

The aging of total trade receivables, including third parties — gross and related parties, is as follows:

(in millions of euros)	At December 31, 2011
Current	398
1-30 days past due	20
31-60 days past due	2
61-90 days past due	1
Greater than 91 days past due	2

Total trade receivables — net	423

Provision for impairment

Company management periodically reviews its customers’ account agings, credit worthiness, payment histories and balance trends in order to evaluate trade accounts receivable for impairment. Management also considers whether changes in general economic conditions, and in the industries in which we operate in particular, are likely to impact the ability of our customers to remain current or pay their account balances in full.

Revisions to the provision for impairments arising from changes in estimates are included as either additional provisions or recoveries, with the offsetting expense or income included in Other expenses (income) — net. An impairment which amounted to €1 million was recognized during the year 2011.

None of the other amounts included in our other receivables was deemed to be impaired. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Company does not hold any collateral from its customers or debtors as security.

Currency concentration

The composition of the carrying amounts of our trade receivables — net in EUR equivalents is denominated in the currencies shown below.

(in millions of euros)	At December 31, 2011
Euro	244
U.S. dollar	153
Swiss franc	14
All other	12

Total trade receivables - net	423

Factoring arrangements

On January 4, 2011, we entered into five-year factoring arrangements with third parties for the sale of certain of our accounts receivable in (i) Germany and Switzerland and (ii) France. Under these programs, we agree to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €300 million, allocated as follows:

•	€100 million collectively available to Germany and Switzerland; and

•	€200 million available to France.

Under these arrangements, the accounts receivable are sold with recourse. Sales of these receivables do not qualify for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement” as we retain substantially all of the associated risks and rewards.

In December 2011, we amended the French Factoring agreement to allow the partial derecognition of some receivables (90 percent of the related receivables). We kept a residual risk of 10 percent on these receivables in the case of a defaulting event. The portion of these receivables corresponding to the retained risk (€4 million) has not been derecognized as of December 31, 2011.

Under both the Germany/Switzerland and France factoring agreements, interest is charged at the three-month EURIBOR (Euro Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) rate plus 2.25 percent and is payable monthly. Other fees include an unused facility fee of 1 percent per annum (calculated based on the unused amount of the net position, as defined in the agreements). Additional factoring commissions and administration fees (based on the volume of sold receivables) are also assessed and payable monthly.

During the year ended December 31, 2011, we incurred €13 million in interest and other fees from these arrangements that are included as finance costs (see Note 8 — Finance Costs — Net).

Additionally, under each of the factoring agreements, we paid a one-time, up-front arrangement fee of 2.25 percent of the aggregate maximum financing amount of €300 million (for both agreements), which totalled €7 million. These arrangement fees plus an additional €7 million in legal and other fees related to the factoring agreements are being amortized as finance costs over a period of five years (see Note 8 — Finance Costs — Net). During the year ended December 31, 2011, we amortized €3 million of such costs as finance costs. At December 31, 2011, we had €11 million in unamortized up-front and legal fees related to our factoring arrangements (included in Deferred financing costs).

Intercreditor agreement

On January 4, 2011, we entered into an Intercreditor Agreement between the French, German and Swiss sellers of our receivables under the various accounts receivable factoring programs described above and the purchasers of those receivables.

In accordance with the requirements of the Intercreditor Agreement, the parent company of the sellers has guaranteed amounts sold under the factoring program to the purchasers of such accounts receivable. The Intercreditor Agreement also places limitations on prepayments of the Term Loan facility and requires, in certain circumstances, certain capital contributions to Constellium Rolled Products — Ravenswood LLC (see Note 17 —Borrowings).

The Intercreditor Agreement remains in effect for any seller of receivables until all of the factoring agreements for such seller are terminated.

Deferred financing costs

During the year ended December 31, 2011, we incurred certain financing costs with third parties associated with our Factoring arrangements and Revolving credit line and letter of credit facility. Amortization of these deferred finance costs is included in Finance costs — net in our Consolidated Income Statement. The costs incurred and the activity throughout the year ended December 31, 2011 are shown in the table below.

(in millions of euros)	Factoring Arrangements	Revolving Credit Line and Letter of Credit Facility	Total
Financing costs incurred and deferred
Up-front facility arrangement fees	7	2	9
Other direct expenses	7	1	8

Total incurred and deferred	14	3	17
Less: amounts amortized during the year	(3)	(1)	(4)

Deferred financing costs at December 31, 2011	11	2	13

Net finance lease receivables

The Company is the lessor on certain finance leases with third parties for certain of its property, plant and equipment located in Switzerland and Germany. Expected payments are as follows:

(in millions of euros)	Total future Payments	Unearned interest income	At December 31, 2011
Within 1 year	13	(1)	12
Between 1 and 5 years	23	(4)	19
Later than 5 years	18	(1)	17

Total finance lease receivables	54	(6)	48

Interest received in the year totaled €2 million.

NOTE 17 — BORROWINGS

Borrowings due to related and third parties are comprised as follows:

		At December 31, 2011
(in millions of euros)		Interest Rate	Non- current	Current
BORROWER AND INSTRUMENT	COUNTERPARTY(A)

RELATED PARTIES
Constellium Holdco II, BV
Variable rate term loan facility (due January 2016)(B)	Apollo Omega (Lux) S.à.r.l. and Fonds Stratégique d’Investissement	10.50%	138	3
Others
Other miscellaneous		Various	2	—

Total borrowings due to related parties			140	3

THIRD PARTIES
Various entities in Germany, Switzerland and France
Amounts due to factors related to trade accounts receivable			—	58
Constellium Rolled Products Ravenswood LLC
Variable rate revolving credit line and letter of credit facility(C)		6.75%	—	12
Others
Other miscellaneous		Various	1	—

Total borrowings due to third parties			1	70

Total borrowings			141	73

(A)	Counterparties are shown for borrowings due to related parties only.

(B)	Represents amounts drawn under the term loan facility of €143 million, plus €3 million of accrued interests, net of financing costs linked to the issuance of the debt totaling €5 million.

(C)	Represents amounts drawn under the revolving line of credit totaling €12 million.

Variable rate term loan facility

On January 4, 2011, we entered into a $275 million (equivalent to €212 million at the year-end exchange rate), five-year variable rate term loan facility, with a minimum rate of 10.5 percent or if the Libor is higher than 2 percent, a rate of 8.5% plus the Libor (Term Loan Facility) with Apollo and FSI. The Term Loan Facility is guaranteed by certain of the Group subsidiaries. Under the Term Loan Facility, we may borrow a total of $275 million at our discretion and without limitation as to timing. The Term Loan Facility provides for an additional $125 million (equivalent to €96 million at the year-end exchange rate) of uncommitted loans in the event of our insolvency, as defined under the Term Loan agreement. At December 31, 2011, we had utilized $185 million (equivalent to €143 million at the year-end exchange rate) of the Term Loan Facility for capital expenditures and general working capital purposes.

Interest

Under the Term Loan Facility, interest is charged for each utilized loan at a rate equal to a margin of 8.5 percent plus the greater of either the six-month USD-based LIBOR (London Interbank Offer Rate) rate or 2.0 percent. Interest is payable in arrears no less frequently than every three-months.

Financing costs

The Term Loan Facility also provides for a debt fee equal to 3.0 percent of the aggregate commitment and an exit fee equal to 2.0 percent of the amount of the debt principal amount, whether the facility balance is paid in advance of or at maturity. During the year ended December 31, 2011, we incurred debt fees of €6 million and other Term Loan Facility related expenses of €1 million (totaling €7 million); €2 million of which was integrated in the effective interest rate of the term loan. Interest expenses are included in Finance costs.

Variable rate revolving credit line and letter of credit facility

On January 4, 2011, our Constellium Rolled Products — Ravenswood LLC subsidiary (the ABL Borrower) entered into a $100 million (equivalent to €77 million at the year-end exchange rate), four-year secured asset-based variable rate revolving credit line and letter of credit facility (ABL Facility) with a third party. Certain assets of the Borrower have been pledged as collateral for the ABL Facility.

At December 31, 2011, we had $12 million (equivalent to €9 million at the year-end exchange rate) in letters of credit outstanding under the ABL Facility. A fronting fee of 0.25 percent per annum of the face amount of each letter of credit is expensed as incurred and in payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

At December 31, 2011, we had $25 million (equivalent to €19 million at the year-end exchange rate) of unused borrowing availability under our ABL Facility.

The trade accounts receivable and inventories of the ABL Borrower and its immediate parent are pledged as collateral under the ABL Facility. The ABL Facility is guaranteed by another of our subsidiaries, Constellium U.S Holdings I LLC.

Interest

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a)	Base Rate Loans will bear interest at an annual rate equal to the sum of the base rate, which is the greater of: (i) the prime rate in effect on any given day; (ii) the federal funds rate in effect on any given day plus 1 percent; and (iii) the three-month Eurodollar rate (LIBOR) plus 1 percent;

(b)	Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially LIBOR) plus the applicable margin of 4.5 percent; and

(c)	Any other obligations will bear interest at an annual rate equal to the base rate plus the applicable margin of 3.5 percent.

Generally, interest rates on the ABL Facility are established from the time each loan is drawn until repayment of the principal. Interest is payable in arrears: (i) in the case of Eurodollar Rate Loans, at the end of each interest period (but no less frequently than once every three-months); and (ii) in the case of Base Rate Loans, at the end of each calendar quarter.

Financing costs

During the year ended December 31, 2011, we incurred non-refundable, up-front fees of €2 million and other ABL facility related expenses of €1 million (totaling €3 million), included in Deferred financing costs — non-current (included in Trade receivables and other) in our Consolidated Statement of Financial Position at December 31, 2011. Such fees are being amortized as interest expense included in Finance costs — net. Additionally, commitment fees at an annual rate of 0.75 percent are assessed on the daily amount of the unused ABL Facility. These commitment fees are expensed as incurred and are payable in arrears at the end of each calendar quarter.

Covenants and restrictions

The ABL Facility includes customary affirmative and negative covenants including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payments of taxes, and employee benefits.

Additionally, the ABL Facility includes customary negative covenants including limitations on the ability of the ABL Borrower and its immediate parent to: make certain restricted payments; incur additional indebtedness; sell certain assets; enter into sale and leaseback transactions; make investments; pay dividends and distributions; engage in mergers, amalgamations or consolidations; engage in certain transactions with affiliates; or prepay certain indebtedness.

Under the ABL facility, Constellium Rolled Products — Ravenswood LLC is required to restrict its cumulative cash outflow (defined as EBITDA plus or minus certain cash adjustments) since the commencement of the facility so that it doesn’t exceed the amounts set out below:

Period	Cash outflow (as defined), not to exceed (in millions of U.S. dollars)
January 1, 2011 through March 31, 2011	20.0
January 1, 2011 through June 30, 2011	32.5
January 1, 2011 through September 30, 2011	37.5
January 1, 2011 through December 31, 2011	40.0
Each cumulative period from January 1, 2011 thereafter (tested every three-months)	40.0

For the period January 1, 2011 through December 31, 2011, Constellium Rolled Products — Ravenswood LLC was not in compliance with this covenant. An amendment to the ABL facility was subsequently agreed (in February 2012) — see Note 32 — Subsequent Events.

Currency concentration

The composition of the carrying amounts of our total non-current and current borrowings due to third and related parties (excluding unamortized debt financing costs) in € equivalents is denominated in the currencies shown below:

(in millions of euros)	At December 31, 2011
U.S. dollar	172
Euro	47

Total borrowings	219

Fair value

The carrying value of our borrowings approximate their fair value due to their short maturity or because they are at variable interest rates.

NOTE 18 — TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At December 31, 2011
(in millions of euros)	Non-Current	Current
Trade payables
— third parties	—	452
— related parties	—	12

	—	464
Other payables	—	25
Employee entitlements	3	130
Deferred revenues, including tooling	—	29
Taxes payable other than income	—	15

Total trade payables and other	3	663

NOTE 19 — PENSION LIABILITIES AND OTHER POST-RETIREMENT HEALTHCARE OBLIGATIONS

The pension liabilities and other post-retirement healthcare obligations included in our Consolidated Statement of Financial Position are comprised of the liabilities we assumed in the Acquisition described in Note 3 — Acquisition of Rio Tinto Alcan Entities, recorded at their fair value.

As of January 1, 2011 the amount of our pensions liabilities and other post-retirement healthcare was nil. These liabilities were assumed as part of the Acquisition.

For the year ended December 31, 2011, actuarial valuations were performed by experts and are reflected in our consolidated financial statements (in Other comprehensive income (loss) for the year).

Description of plans

We operate a number of pension and post-retirement healthcare plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds.

Pension plans

Constellium’s pension obligations are in the U.S., Switzerland, Germany, and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by Company practice, collective agreement or statutory requirement.

Post-retirement healthcare plans

We provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants, mainly in the U.S. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Total expense recognized in our Consolidated Income Statement

The expense shown in the following table is included as an employee cost within employee benefit expense. See Note 5 — Employee Benefit Expense.

Defined benefits pension cost

Year Ended December 31, 2011 (in millions of euros)	Pension Benefits	Other Benefits	Total
Current service cost	(17)	(4)	(21)
Interest cost	(24)	(12)	(36)
Expected return on plan assets	15	—	15
Recognition of past service cost	—	—	—
Immediate recognition of gains arising over the year	—	1	1
Gain due settlements / curtailments / terminations	2	—	2

Total expense recognized in profit and loss	(24)	(15)	(39)

The expense shown in the previous table is included as an employee cost within employee benefit expense. See Note 5 — Employee Benefit Expense.

Fair values, obligations and deficits in pension and other benefit plans

The following amounts were measured in accordance with IAS 19 — Employee Benefits.

Reconciliation of Funded Status to the Statement of Financial Position

At December 31, 2011 (in millions of euros)	Pension Benefits	Other Benefits	Total
Fair value of plan assets	287	—	287
Funded defined benefit obligation	(505)	—	(505)

Funded status	(218)	—	(218)
Unfunded defined benefit obligation	(89)	(271)	(360)
Past service cost not yet recognized in balance sheet	—	—	—
Unrecognized asset due to paragraph 58b	—	—	—
Balance sheet adjustment required under IFRIC 14	—	—	—

Liability recognized on the statement of financial position	(307)	(271)	(578)

The amounts shown above as the aggregate plan deficits are included in our Consolidated Statement of Financial Position as follows:

At December 31, 2011 (in millions of euros)	Non-Current	Current	Total
Pension liabilities	(276)	(31)	(307)
Other post-retirement healthcare obligations	(256)	(15)	(271)

	(532)	(46)	(578)

Changes in plan assets

(in millions of euros)	At December 31, 2011
Plan assets at beginning of year	—
Net increase in assets from acquisitions	295

Expected return on plan assets	15
Actuarial losses on plan assets	(44)
Actual employer contributions	41
Actual plan participants’ contributions	5
Actual net benefits paid out	(33)
Actual expenses/taxes and premiums paid	—
Settlements	—
Terminations	—
Exchange rate gain	8

Fair value of plan assets at end of year at December 31, 2011	287

Changes in Defined Benefit Obligation

(in millions of euros)	At December 31, 2011
Defined Benefit Obligation at beginning of year	—
Net increase in liabilities from acquisitions/disposals	(839)

Current service cost	(21)
Interest cost	(36)
Actual plan participants’ contributions	(5)
Past service cost	—
Curtailments	2
Settlements	—
Termination benefits	—
Transfers	1
Actual net benefits paid out	33
Actuarial gains on plan liabilities	18
Exchange rate loss	(18)

Defined Benefit Obligation at end of year at December 31, 2011	(865)

Status as at December 31, 2011

(in millions of euros)	Benefits
Fair value of plan assets	287
Defined Benefit Obligation at end of year	(865)

Net Defined Benefit Obligation at end of year	(578)

Pensions and other benefits as of December 31, 2011 are detailed as follows:

At December 31, 2011 (in millions of euros)	Defined Benefit Obligation
France	(94)
Germany	(118)
Switzerland	(206)
United States	(447)

Total defined benefit obligation	(865)

Variation of the net pension liabilities

At December 31, 2011 (in millions of euros)	Pension Benefits	Other Benefits	Total
Effect of acquisitions	(282)	(262)	(544)
Profit & Loss charge	(24)	(15)	(39)
Total amounts recognized in the SoCI	(25)	(1)	(26)
Effect of acquisitions	—	—	—
Other Events	—	—	—
Employer contributions (including direct benefit payments) made in the Financial Year	28	13	41
Special employer contributions to cover cost of termination benefits	—	—	—
Exchange rate gain	(4)	(6)	(10)

Net liability recognized at end of year	(307)	(271)	(578)

Analysis of Amounts Recognized in the Statement of Comprehensive Income (SoCI)

At December 31, 2011 (in millions of euros)	Pension Benefits	Other Benefits	Total
Liability losses due to changes in assumptions	9	—	9
Liability experience (gains) losses arising during the year	(28)	1	(27)
Asset losses arising during the year	45	—	45
Allowance for true-up of opening balance sheet	—	—	—
Change in unrecognized asset due to paragraph 58b	—	—	—
Change in balance sheet adjustment required under IFRIC 14	—	—	—

Total loss recognized in the SoCI	26	1	27

Cumulative amount of losses recognized in the SoCI at end of year	26	1	27

Value of Plan Assets at Year End Split by Major Asset Class

At December 31, 2011 (in millions of euros)	USA	Switzerland	Total
Equities	64	43	107
Bonds	42	29	71
Property	8	50	58
Other	6	45	51

Total fair value of plan assets	120	167	287

Contributions to plans

Contributions to pension plans totaled €28 million for the year ended December 31, 2011, and include €3 million relating to plans providing purely defined contribution benefits (including 401k plans in the U.S.). These contributions are charged to expense and are included in the amounts shown above as “current employer service cost”.

Contributions for other benefits totaled €13 million for the year ended December 31, 2011.

Actuarial assumptions:

At December 31, 2011	Switzerland	USA	France	Germany
Rate of increase in salaries	2.00%	3.80%	2.00%	2.75%
Rate of increase in pensions	—	2.30%	2.10%	2.10%
Discount rate	2.35%	4.95%	4.50%	4.50%
Inflation	—	—	2.00%	2.00%

The main financial assumptions used for the healthcare plans, which are predominantly in the U.S., were: discount rate: 4.95 percent; medical trend rate: 7.00 percent, reducing to 5.00 percent by the year 2016 broadly on a straight-line basis; and claims cost based on individual company experience. For both the pension and healthcare benefit plans, the post-retirement mortality assumptions allow for future improvements in life expectancy.

An increase in Assumed Health Care Trend Rates of 1 percent would result in an increase in the estimated Welfare liability of €20 million and a decrease in Assumed Health Care Trend Rates of 1 percent would result in a decrease in the estimated Welfare liability of €17 million.

Long-term rate of return expected at:

	Switzerland	USA
December 31, 2011
Equities	5.7%	4.3%
Bonds	2.2%	1.7%
Property	3.5%	7.5%
Other	1.4%	0.3%

Weighted average rate	3.4%	7.5%

The expected rate of return on pension plan assets is determined as management’s best estimate of the long-term returns of the major asset classes — equities, bonds, property and other — weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred on investment returns within pension plans. The pension plan assets of Eurozone and Other are not significant or nil, therefore the expected rates of return are not meaningful and not presented above.

The sources used to determine management’s best estimate of long-term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

NOTE 20 — PROVISIONS

Provision balances and activity are comprised as follows:

(in millions of euros)	Close down and Environmental restoration Costs	Restructuring Costs	Legal Claims and Other Costs	Total
At January 1, 2011	—	—	—	—
Provisions assumed at fair value	53	20	51	124
Additional provisions (recoveries) — net	(1)	17	(2)	14
Payments	—	(12)	(2)	(14)
Unwinding of discounts	3	—	—	3
Effects of changes in foreign exchange rates	—	—	1	1

At December 31, 2011	55	25	48	128

At December 31, 2011
Current	3	15	24	42
Non-current	52	10	24	86

Total Provisions	55	25	48	128

Close down and environmental restoration costs

We record provisions for the estimated present value of the costs of our environmental clean up obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas. Certain of these matters are also described in Note 24 — Contingencies and Commitments.

Restructuring costs

We record provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution, and can reasonably estimate the associated liabilities. The related charges are included in restructuring costs in our Consolidated Income Statement. Net increase in restructuring provisions of €17 million is mainly relative to operations in France (€14 million) and in Germany (€3 million). We expensed €20 million linked to restructuring operations during the year 2011.

Legal claims and other costs

At December 31, 2011, the provision for legal claims and other costs includes €8 million in litigation accruals, and other costs comprised of €6 million relating to an estimate for potential occupational disease claims in France. Since the early 1990s, certain activities of our businesses have been subject to claims and lawsuits in France relating to occupational diseases, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, we must settle the case or defend our position in court.

The provision for legal claims and costs includes also €15 million relative to general maintenance and equipment maintenance mainly in linked with our leases, €8 million relating to product warranties and guarantees and €4 relating to late delivery penalties. We recognized €5 million in linked with other contractual obligations.

NOTE 21 — SHARE CAPITAL

On January 4, 2011 (the “Closing Date”), Constellium amended its authorized capital by: (i) amending the class of its ordinary shares to class “A” shares; (ii) authorizing a total of 17.3 million class “A” shares; and (iii) authorizing 0.1 million shares each of class “B1” and “B2” shares. All of the Company’s shares have a stated par value of €0.01 per share.

	Class A Shares	Subscription Amount (in millions of U.S. dollars)	Subscription Amount (in millions of euros)
Apollo	1,800,045	63.75	47.5
Rio Tinto	1,376,505	48.75	36.3
FSI	352,950	12.50	9.4
Other	167,697	6.90	5.0

Total	3,697,197	131.9	98.2

	Number of shares			Share capital	Share premium
	Class A Shares	Class B1 Shares	Class B2 Shares	€m	€m
Authorized:
As of January 1, 2011	9,000,000	—	—
Ordinary Shares redeemed	(9,000,000)
Shares authorized	17,300,000	100,000	100,000

As of December 31, 2011	17,300,000	100,000	100,000

Issued and Fully Paid:
As of January 1, 2011 (A)	1,800,000	—	—	—	—
Redeemed at par on January 4, 2011	(1,800,000)	—	—	—	—
Issued on January 4, 2011	3,529,500	—	—	—	93
Issued for the MEP(B) on April 12, 2011	148,998	—	82,032	—	4
Issued for the MEP on July 19, 2011	18,699	—	9,652	—	1

As of December 31, 2011	3,697,197	—	91,684	—	98

(A)	Designated as Ordinary Shares until January 4, 2011 when the class was amended to Class A shares

(B)	MEP: Management Equity Plan

According to Dutch law and the articles of Constellium Holdco B.V, the following characterizations, rights and obligations are attached to the shares:

•	Constellium Holdco B.V shares are divided in three classes: Class A, Class B1 shares and Class B2 shares;

•	Class A Shares can be held by anyone approved by the general meeting of shareholders;

•

Class B1 Shares and/or Class B2 Shares can only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management participation plan, as disclosed in the Note 30 — Share Equity Plan, or (ii) the Company itself;

•	Class B2 Shares can be converted into Class B1 Shares that give the same economic right as Class A Shares upon vesting;

•	All shares attract one vote.

NOTE 22 — FINANCIAL RISK MANAGEMENT

Our financial risk management strategy focuses on minimizing the cost and cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility we require in order to successfully execute our business strategies.

Due to Constellium’s capital structure and the nature of our operations, we are exposed to the following financial risks: (a) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (b) credit risk and (c) liquidity and capital management risk.

(a) Market risk

(i) Foreign exchange risk

Our net assets, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of our sales and the countries in which we operate. The euro and the U.S. dollar are the currencies in which the majority of our sales are denominated. Operating costs are influenced by the currencies of those countries where our operating plants are located and also by those currencies in which the costs of imported equipment and services are determined. The euro and U.S. dollar are the most important currencies influencing operating costs.

Whereas a take-or-pay contract allows for a 100 percent hedge cover at inception, other contracts that are subject to change in volume and/or size do not warrant a 100 percent hedge cover at inception. In the latter instances we typically hedge 80 percent of our estimated risk at the contract inception, and then move closer to a 100 percent hedge cover as we approach the end of the contract period and there is greater certainty about the relevant total exposure. Borrowings are principally in U.S. dollars and euros (see Note 17 — Borrowings).

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10 percent strengthening in the December 31, 2011 closing euro exchange rate on the value of financial instruments held by us at December 31, 2011 would have increased (decreased) our earnings as shown in the table below. The amounts shown may not be indicative of future results since the balances of financial assets and liabilities may change.

	Impact on Earnings Arising from the balance of Foreign Currency Denominated Instruments included in:
(in millions of euros)	Cash and Cash Equivalents	Trade Receivables	Trade Payables	Borrowings
At December 31, 2011
U.S. dollar	(4)	(15)	6	16
Swiss franc	(1)	(1)	4	—

(ii) Commodity price risk

We are subject to the effects of market fluctuations in the price of aluminum, which is our primary metal input and a significant component of our output. We have entered into derivatives contracts for aluminum and carry those instruments at their fair values on our Consolidated Statement of Financial Position.

The value of the contracts will fluctuate due to changes in market prices but should, if executed properly, help us protect our margin on future conversion and fabrication activities. At December 31, 2011, these contracts are directly with external counterparties.

Commodity price sensitivity: Risks associated with derivatives

Since none of our derivatives are designated for hedge accounting treatment, the net impact on our net earnings and equity of a 10 percent change in the market price of aluminum, based on the aluminum derivatives held by us at December 31, 2011 (using our composite statutory tax rate), with all other variables held constant was estimated to be €3 million. The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments that are held by us and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. Our interest rate risk arises principally from borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk which is partially offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. Borrowings issued at fixed rates expose us to fair value interest rate risk. Constellium does not currently have a strictly-defined interest rate management policy although the general bias is towards borrowing and investing at floating interest rates. Management believe that floating interest rates are advantageous as a significant portion of our funding requirements is working-capital related and all excess cash is invested in very short term deposits. As per the end of December 2011, in excess of 99 percent of the Group’s gross debt balance was subject to floating interest rates.

Interest rate sensitivity: Risks associated with variable-rate financial instruments

The net impact on our net earnings of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by us at December 31, 2011 (using our composite statutory tax rate), with all other variables held constant, was estimated to be lower than €1 million for the year ended December 31, 2011. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of our future results.

(b) Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from deposits we have with financial institutions and other parties and from customer trade receivables arising from our operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in Note 23 — Financial Instruments. We do not generally hold any collateral as security.

Credit risk related to deposits with financial institutions

Credit risk from balances with financial institutions is managed by our Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with our cash and cash equivalents deposits (including short-term investments).

We performed deposits linked to margin calls when change in the market value of derivatives reaches contractual threshold.

Credit risks related to customer trade receivables

We have a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Constellium management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Constellium management on a regular basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, letters of credit or credit insurance. See Note 16 — Trade Receivables and Other for the aging of our trade receivables.

(c) Liquidity and capital risk management

Our capital structure includes shareholder’s equity, borrowings from related parties and various third-party financing arrangements. Constellium’s total capital is defined as total equity plus net debt. Net debt includes borrowings due to third parties less cash and cash equivalents.

Constellium’s overriding objectives when managing capital are to safeguard the business as a going concern; to maximize returns for its Owners and to maintain an optimal capital structure in order to minimize the weighted cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within Constellium’s Treasury department. Direct external funding or transactions with banks at the operating plant entity level are generally not permitted, and exceptions must be approved by Constellium’s Treasury department.

The liquidity requirements of the overall Company is funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury. The capital structure of individual operating entities within Constellium is determined with reference to Corporate Finance department objectives and tax structure optimization strategies.

The table below shows our financial liabilities by relevant maturity groupings based on the remaining period from December 31, 2011 to the contractual maturity date.

At December 31, 2011 (in millions of euros)	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Financial liabilities:
Borrowings(A)	85	188	—
Derivatives related to currencies and aluminum	51	47	—
Trade payables and other (excludes deferred revenue)	634	3	—

Total financial liabilities	770	238	—

(A)	Borrowings include revolving credit facilities which are considered short-term in nature and are included in the category “Less than 1 year” and undiscounted forecasted interests on the term loan.

NOTE 23 — FINANCIAL INSTRUMENTS

The tables below show the classification of our financial assets and liabilities, which includes all third and related party amounts.

Financial assets and liabilities (in millions of euros)	Notes	At Fair Value Through Profit and Loss	Amortized costs	Total
At December 31, 2011
Financial assets:
Cash and cash equivalents		113	—	113
Trade receivables and other(A)	16	—	471	471
Financial receivables	16	—	9	9
Other financial assets(B)		35	—	35

Total financial assets		148	480	628

Financial liabilities:
Trade payables and other(C)	18	—	464	464
Borrowings	17	—	214	214
Other financial liabilities(D)		98	—	98

Total financial liabilities		98	678	776

(A)	Trade receivables and other includes only Total trade receivables — net and net finance lease receivables.

(B)	Other financial assets are comprised of derivatives not designated as hedges with the following counterparties:

(in millions of euros)	Non-Current	Current	Total
Third parties	3	11	14
Related parties	—	—	—

	3	11	14

Margin calls	—	21	21

Other financial assets	3	32	35

(C)	Trade payables and other includes only Total trade payables amounts.

(D)	Other financial liabilities are comprised of derivatives not designated as hedges and are with counterparties as follows:

(in millions of euros)	Non-Current	Current	Total
Third parties	47	51	98
Related parties	—	—	—

Total other financial liabilities	47	51	98

Fair values

The fair values of all of our financial assets and liabilities approximate their carrying values at December 31, 2011, as a result of their liquidity or short maturity, or because they are at variable interest rates, or in the case of derivatives, because they are remeasured to their fair value at the date of each reporting year.

Margin calls

Constellium Finance SAS and Constellium Switzerland AG (“Constellium”) entered into agreements with some financial institutions (“brokers”) in order to define applicable rules with regards to the setting-up derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the then current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in Constellium making or receiving a cash payment to/from the broker, depending on the party carrying the unrealized loss.

At December 31, 2011, Constellium making cash deposits in linked to margin calls for a total amount of €21 million.

Derivative financial instruments

We enter into derivatives contracts to manage operating exposure to fluctuations in foreign currency, aluminum and silver prices. These contracts are not designated as hedges. The tables below show the fair values and terms of our derivative instruments.

(in millions of euros)	At December 31, 2011
Assets — Derivative Contracts
Aluminum derivative contracts
Less than 1 year	2
1 to 5 years	1

Total aluminum derivative contracts	3

Currency derivative contracts
Less than 1 year	9
1 to 5 years	2

Total currency derivative contracts	11

Total assets relating to derivative instruments	14

Liabilities — Derivative Contracts
Aluminum derivative contracts
Less than 1 year	26
1 to 5 years	3

Total aluminum derivative contracts	29

Currency derivative contracts
Less than 1 year	25
1 to 5 years	44

Total currency derivative contracts	69

Total liabilities relating to derivative instruments	98

Valuation hierarchy

The table below shows the fair value, by valuation method, of our financial assets and liabilities, other than investments in joint ventures, trade receivables and other and trade payables and other at December 31, 2011.

At December 31, 2011 (in millions of euros)	Notes	TOTAL	Level 1 (1)	Level 2 (2)	Level 3 (3)	Not Held at Fair Value
Financial assets:
Loans receivable		9	—	—	—	9
Other financial assets		35	22	13	—	—
Cash and cash equivalents		113	113	—	—	—

Total financial assets		157	135	13	—	9

Financial liabilities:
Borrowings	17	214	—	—	—	214
Other financial liabilities		98	29	69	—	—

Total financial liabilities		312	29	69	—	214

(1)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(2)	Valuation is based on inputs that are observable for the financial instruments which includes quoted prices for similar instruments or identical instruments in markets which are not considered to be active or either directly or indirectly based on observable market data.

(3)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTE 24 — CONTINGENCIES AND COMMITMENTS

Contingencies

General claims

Various lawsuits, claims and proceedings have been or may be instituted or asserted against us from time to time in the ordinary course of business. In such cases, the ultimate liability cannot always presently be determined because of considerable uncertainties that may exist. Therefore, it is possible that future results of operations, financial position or cash flows could be materially affected by the resolution of certain contingencies. However, based on the facts currently available, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on our results of operations, financial position or cash flows. Provisions have been made in specific instances where we believe it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated (see Note 20 — Provisions).

Commitments

Operating leases

We lease various buildings, machinery, and equipment under operating lease agreements. Total rent expense was €14 million for the year ended December 31, 2011.

The future aggregate minimum lease payments under non-cancelable operating leases are as follows:

(in millions of euros)	At December 31, 2011
Non cancellable operating leases
Less than 1 year	11
1 to 5 years	28
More than 5 years	—

Total non cancellable operating leases	39

NOTE 25 — RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in our Consolidated Income Statement.

(in millions of euros)	Notes	At December 31, 2011
Revenue(A)		8

Metal purchases(B)		(536)

Finance costs
Interest expense(C)	8, 17	(16)

Unrealized exchange loss on other financial items	8	(5)

Other income (expenses) — net
Realized gains on derivatives	6	37
Unrealized gains (losses) on derivatives at fair value through profit and loss — net(D)	22, 23	—

Total other income — net		37

Direct expenses related to acquisition and separation(E)	3	(52)

(A)	We sell products to certain subsidiaries and affiliates of Rio Tinto.

(B)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in our consolidated income statement.

(C)	We incur interest expense on our borrowings due to Apollo.

(D)	On January 4, 2011, Rio Tinto was the counterparty to our aluminum derivative instruments. During the year 2011, these derivatives were novated with third parties. For this reason, the reversal of our opening position (net asset which amounted to €64 million) is recognized as changes in unrealized losses during the year 2011 in our income statement. See Note 22 — Financial Risk Management and Note 23 — Financial Instruments.

(E)	Representing transaction costs, equity fees and other costs paid to the Owners.

The following table describes the nature and year-end related party balances of amounts included in our Consolidated Statement of Financial Position, none of which is secured by pledged assets or collateral.

(in millions of euros)	Notes	At December 31, 2011
Trade receivables and other	16	40

Trade payables and other — current(A)
Trade payables	18	12
Interest payable	17	3
Other payables		—

Total trade payables and other — current		15

Borrowings	17	143

(A)	Trade payables to related parties arise from our purchase of metal and from various miscellaneous services that are provided to us by certain subsidiaries and affiliates of the Owners. In addition, we have interest payable to related parties arising from borrowings as described above and in Note 17 — Borrowings.

In addition to the amounts and balances shown in the tables above, we enter into certain additional arrangements with related parties, involving the sales of trade receivables and our participation in certain post-retirement benefit plans. The transaction amounts and balances associated with these arrangements are described in Note 16 — Trade Receivables and Other and Note 19 — Pension Liabilities and Other Post-Retirement Healthcare Obligations, and are not otherwise identified as related party amounts and balances in the accompanying consolidated financial statements. Key management remuneration is described in Note 28 — Key Management Remuneration.

The Company has a service agreement with Apollo for the provision of management and support services. The annual fee is equal to the greater of $2 million per annum and 1 percent of an adjusted EBITDA measure before such fees as defined in the agreement plus related expenses. Fees and expenses of $2 million are included in the Consolidated Income Statement for the year ended December 31, 2011.

NOTE 26 — OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium CODM (see Note 2 — Summary of Significant Accounting Policies) on that basis. Our operating segments are described below.

Aerospace and Transportation (A&T)

A&T produces and supplies high value-added plate, sheet, extruded and precision cast products to customers in the aerospace, marine, automotive, and mass-transportation markets and engineering industries. It offers a comprehensive range of products and services including technical assistance, design and delivery of cast, rolled, extruded, rolled pre-cut or shaped parts, and the recycling of customers’ machining scrap metal. A&T is also a key supplier of new alloy solutions, such as Aluminum Lithium. A&T operates 7 facilities in 3 countries.

Packaging and Automotive Rolled Products (P&ARP)

This segment produces and provides coils and sheet to customers in the beverage and closures, automotive, customized industrial sheet solutions and high-quality bright surface product markets. It includes world-class rolling and recycling operations, as well as dedicated research and development capabilities. P&ARP operates 3 facilities in 2 countries.

Automotive Structures and Industry (AS&I)

AS&I focuses on specialty products and supplies a variety of hard and soft alloy extrusions, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. AS&I serves major automotive and transportation manufacturers with innovative and cost-effective aluminum solutions using advanced technology. It develops and manufactures aluminum crash management systems, front-end components, cockpit carriers and body-in-white structural components. AS&I operates 15 facilities in 7 countries.

Intersegment: Intersegment trading is conducted on an arm’s length basis and reflects market prices.

Other: We aggregate certain sales and operating revenues, costs and net assets within “Intersegment and other” for those operations or items that are not under the control of the operating segments or considered in the measurement of their profitability. These activities or balances are generally managed by our head office or regional administrative centers, which focus on strategy development and oversee governance, policy, legal, compliance, human resources and finance matters. Intersegment and other costs include mainly non-integral operating entities such as our forging businesses, corporate and head office costs, non-service related pension and other post-retirement benefit costs (actuarial gains and losses and other adjustments), businesses that have been sold, the deferral or realization of profits on intersegment sales, and other non-operating items. Intersegment and other net assets include mainly cash and cash equivalents, deferred tax assets, other financial assets linked to derivatives.

Constellium chief operating decision maker (“CODM”) measures the profitability and financial performance of its operating segments based on Segment Adjusted EBITDA.

With the exception of the items described above, the accounting principles used to prepare the Company’s operating segment information are the same as those used to prepare our consolidated financial statements.

The following table reconciles Segment Adjusted EBITDA to Net loss as shown in the internal management accounts as reported to the CODM.

Year Ended December 31, 2011 (in millions of euros)	A&T	P&ARP	AS&I	Intersegment and Other	Continuing Total
Revenues — third and related parties	1,016	1,625	910	5	3,556
Revenues — intersegment	8	8	50	(66)	—

Segment Adjusted EBITDA	26	63	20	(6)	103

Restructuring costs	(1)	(3)	(15)	(1)	(20)
Unrealized losses on derivatives	(108)	(16)	(15)	(5)	(144)
Unrealized losses on FX differences	—	4	—	—	4
Others	—	—	—	—

EBITDA	(83)	48	(10)	(12)	(57)
Depreciation and amortization		(1)	(1)	—	(2)
Loss from operations	(83)	47	(11)	(12)	(59)

Other expenses					(102)
Finance costs — net					(39)
Loss before income taxes					(200)
Income tax					34

Net loss from continuing operations					(166)

Net loss from discontinued operations					(8)

Net loss					(174)

Capital expenditures — property, plant and equipment	(40)	(26)	(20)	(11)	(97)

Segment assets are comprised of total assets of Constellium by segment, less adjustments for equity-accounted joint venture, deferred taxes assets, intersegment balances and other financial assets (incl. cash and cash equivalent). The amounts provided to the CODM with respect to segment assets are measured in a manner consistent with that of our Consolidated Statement of Financial Position.

SEGMENT ASSETS AND RECONCILIATION TO TOTAL ASSETS

(in millions of euros)	At December 31, 2011
A&T	460
P&ARP	410
AS&I	237

Segment assets (Deferred tax are excluded from the asset value)	1,107

Unallocated:
Adjustments for investments in associates	1
Intersegment and other	498

Total assets continuing activity	1,606

AIN	6

Total assets	1,612

NOTE 27 — SUBSIDIARIES AND BUSINESSES

The following wholly-owned subsidiaries of Constellium are legal entities for which all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the continuing operations of our consolidated reporting Group.

Entity	Country	Ownership

Constellium Holdco B.V.	Netherlands	100%
Cross-Operating Segment

Constellium France S.A.S.	France	100%

Constellium Singen GmbH	Germany	100%

Constellium Valais S.A.	Switzerland	100%
AS&I
Constellium Extrusions Decin S.r.o	Czech Republic	100%
Constellium Extrusion France Saint Florentin S.A.S.	France	100%
Constellium Extrusions France S.A.S.	France	100%
Constellium Extrusions Deutschland GmbH	Germany	100%
Constellium Extrusions Levice S.r.o.	Slovak Republic	100%
Constellium Automotive USA, LLC	U.S.	100%
Constellium Engley (Changchun) Automotive Structures Co. Ltd.	China	54%
A&T
Constellium Aerospace S.A.S.	France	100%
Constellium Aviatube	France	100%
Constellium Sabart S.A.S.	France	100%
Constellium Ussel S.A.S.	France	100%
Constellium Rolled Products Ravenswood, LLC	U.S.	100%
Constellium Property and Equipment Company, LLC	U.S.	100%
Constellium South East Asia	Singapore	100%
Constellium China	China	100%
Constellium Japan KK	Japan	100%
Intersegment and Other
Constellium Holdco II B.V	Netherlands	100%
Constellium Centre de Recherches de Voreppe S.A.S. (Research and Development Facility)	France	100%
Constellium Finance S.A.S.	France	100%
Engineered Products International S.A.S.	France	100%
Constellium Deutschland GmbH	Germany	100%
Constellium Switzerland AG	Switzerland	100%
Alcan International Network UK Limited	United Kingdom	100%

Refer to Operating Segment Information for definition and description of operating segments.

NOTE 28 — KEY MANAGEMENT REMUNERATION

Aggregate compensation for our key management is comprised of the following:

(in millions of euros)	Year ended December 31, 2011
Short-term employee benefits	9
Long-term benefits and other	5

Total key management remuneration	14

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. They are the members of the Executive Management Committee and Vice-Presidents of key activities of the Group and make up the “Constellium Management Team”.

NOTE 29 — INFORMATION BY GEOGRAPHIC AREA

We report information by geographic area as follows: revenues from third and related parties are based on destination; and property, plant and equipment and intangible assets are based on the physical location of the assets.

(in millions of euros)	Year ended December 31, 2011
Revenue — third and related parties (by destination)
France	543
Germany	984
United Kingdom	672
Switzerland	111
Other Europe	572
United States	379
Canada	47
Asia and Other Pacific	165
All Other	83

Total revenue	3,556

(in millions of euros)	At December 31, 2011
Property, plant and equipment (by physical location)
France	81
Germany	32
Switzerland	13
Czech Republic	5
Other Europe	1
United States	63
Other	3

Total property, plant and equipment	198

NOTE 30 — SHARE EQUITY PLAN

The Company implemented a share equity plan for Constellium management in order to align the interests of management with the interests of shareholders and to enable Company management to participate in the long-term growth of Constellium. The share equity plan was implemented at the beginning of the year, with an effective date of February 4, 2011, through the establishment of a management investment company, Omega Management GmbH & Co. KG. Individual managers have been invited to invest as limited partners in Omega Management GmbH & Co. KG and thereby hold interests in the Company’s shares indirectly through this limited partnership.

It is intended that Omega Management GmbH & Co. KG holds up to 190,784 Class A Shares with a nominal amount of EUR 0.01 each, 95,392 Class B1 Shares with a nominal value of EUR 0.01 each and 95,392 Class B2 Shares with a nominal amount of EUR 0.01 each, resulting in a total participation in the Company of up to 7.5 percent.

The acquisition by Omega Management GmbH & Co. KG of shares in the Company has been accounted for by Constellium in accordance with IFRS2, as equity-settled transactions.

On April 12, 2011, the Company issued capital comprised of 148,998 Class A Shares and 82,032 Class B2 Shares to Omega Management GmbH & Co. KG for consideration totaling $6 million:

•

148,998 Class A Shares were acquired at their fair value (the value of the shares at the transaction date of $35.42 per share). The transaction was booked directly through equity with no impact on the income statement.

•

82,032 Class B2 Shares were acquired at $10.50 per share. These Class B2 Shares can be converted in one or more tranches into Class B1 Shares that give the same economic rights as Class A Shares conditional upon satisfaction of conditions as to vesting (five-year service period) and performance (achievement of annual performance thresholds based on the Group EBITDA). During the vesting period, the difference between the fair value and the acquisition price will be accounted for in the income statement, with a corresponding increase in equity.

During the year 2011, some beneficiaries left the Company and new participants were elected to the plan. New beneficiaries acquired shares at the following prices:

•	Each A Share was acquired at $45.

•	Each B Share was acquired at $17.

An expense amounting to €0.3 million was recorded in our profit and loss for the year ended at December 31, 2011.

NOTE 31 — DISCONTINUED OPERATIONS

At the date of the Acquisition, we organized the acquired business into four operating segments:

•	Aerospace & Transportation (A&T);

•	Automotive Structures & Industry (AS&I);

•	Packaging & Automotive Rolled Products (P&ARP); and

•	Alcan International Network (AIN).

Constellium immediately decided to dispose of the AIN Business and therefore a sale process commenced as of the Acquisition date.

AIN is a sales and supply chain logistics service organization comprised of 26 offices in 24 countries, selling specialty products and sourcing materials for industrial applications in 65 countries. It provides marketing and sourcing services for both Rio Tinto and its customers. AIN’s product portfolio includes primary aluminum for the aluminum and steel industries; semi-fabricated products for the construction, transportation, general engineering, packaging and other industrial sectors; minerals for the glass, ceramics and refractories industries; and specialty chemicals for industrial and healthcare applications.

On October 25, 2011, Constellium received a binding offer from CellMark for the acquisition of the AIN Business. The sale included 13 offices and was effective on December 30, 2011 (except business of entity “Alcan International Network Italy Spa” which sale has been concluded on January 31, 2012 for a sale price which amounts to $1.4 million).

Below are listed the AIN offices included in the sale:

•	Alcan International Network Deutschland GmbH,

•	Business of Alcan International Network Italy Spa,

•	Alcan International Network España, S.A.U.,

•	Alcan Hellas SA,

•	Alcan International Network Shanghai Limited,

•	Alcan International Network China Limited,

•	Alcan International Network Singapore Pte. Ltd.,

•	Alcan International Network Japan K.K.,

•	Korea branch of Pechiney World Trade SAS,

•	Alcan International Network Limited,

•	Alcan International Network India Private Limited,

•	Alcan International Network Eurasia LLC,

•	Alcan International Network Belgium S.A.,

Remaining offices listed below will be closed and have already started a liquidation process:

•	Alcan International Network Netherland B.V.,

•	Alcan Nordic AB,

•	Alcan International Network Thailand Co Ltd,

•	Alcan International Network Mexico SA de CV,

•	Alcan International Network SA (Pty) Ltd,

•	Alcan International Network Gulf DMCC,

•	Alcan International Network Middle East Limited,

•	Alcan International Network Brasil Ltda,

•	Alcan International Network Portugal Lda,

•	Alcan International Network Handelsgesellschaft mbH.

The loss for the year from discontinued operations amounted to €8 million. The main part of the loss is linked to restructuring costs and separation costs.

The following table details the main items of the Balance Sheet statement of the remaining discontinuing operations.

(in millions of euros)	At December 31, 2011
Total Assets of discontinued operations classified as held for sale	6

Of which
Inventories	2
Trade Receivables and Other	3
Cash and Cash equivalents	1
Total Liabilities of discontinued operations classified as held for sale	9

Of which
Provisions for restructuring	2
Pensions & Other post-retirement healthcare obligations	1
Trade Payables and other	6

NOTE 32 — SUBSEQUENT EVENTS

Waiver in relation to the Constellium Rolled Products — Ravenswood LLC’s ABL facility

As described in Note 17 — Borrowings, Constellium Rolled Products — Ravenswood LLC did not comply with the restriction in the ABL facility on the amount of cash outflow (defined in the facility as EBITDA plus or minus certain adjustments) permitted during the period January 1, 2011 through December 31, 2011.

Subsequent to the year end, Constellium and the lenders agreed a waiver in respect of the specific default and further agreed an amendment to the ABL credit facility agreement. This amendment redefined the cash outflow restriction and replaced the amounts set out in Note 17 with the following new maximum outflows:

Period	Cash outflow (as defined), not to exceed (in millions of U.S. dollars)
January 1, 2011 through March 31, 2011	20.0
January 1, 2011 through June 30, 2011	32.5
January 1, 2011 through September 30, 2011	37.5
January 1, 2011 through December 31, 2011	59.0
Each cumulative period from January 1, 2011 thereafter (tested every three-months)	69.0

Changes in top management

On March 1, 2012 Pierre Vareille has joined the Group as CEO of Constellium and as Chairman of the board of directors. He replaced Dick Evans who remains with the Group as Lead Independent Director of the board of directors.

Report of Independent Registered Public Accounting Firm

To the Directors of Constellium Holdco B.V.

We have audited the accompanying combined financial statements of Engineered Aluminum Products, a component of Rio Tinto plc as described in Notes 1 and 2 (Basis of preparation) which comprise the combined statements of financial position as at December 31, 2010 and 2009 and the combined statements of income, comprehensive income (loss), changes in invested equity and cash flows for each of the two years in the period ended December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement. International Standards on Auditing require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. We were not engaged to perform an audit of the component’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the component’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants

1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4

T:+1 514 205 5000, F:+1 514 205 5675, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of Engineered Aluminum Products as at December 31, 2010 and 2009 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that, as described in Notes 1 and 2 (Basis of preparation), the Engineered Aluminum Products component has not operated as a separate entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Engineered Aluminum Products component had been a separate standalone entity during the years presented or of the future results of the Engineered Aluminum Products component.

PricewaterhouseCoopers LLP

April 24, 2012

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants

1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4

T:+1 514 205 5000, F:+1 514 205 5675, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

COMBINED INCOME STATEMENTS

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Continuing operations:
Revenue
— third parties	29	2,937	2,247
— related parties	24,29	20	45

		2,957	2,292
Cost of sales	3	2,715	2,250

Gross profit		242	42
Selling and administrative expenses
— third parties	3	173	151
— related parties	3, 24	17	9
Research and development expenses	3	53	61
Restructuring costs	20	6	38
Impairment charges	9, 10	224	214
Other expenses (income) — net
— third parties	5	(8)	15
— related parties	5, 24	25	(206)

Operating loss		(248)	(240)

Finance income (costs) — net
— third parties	7	(1)	—
— related parties	7, 24	(6)	(14)
Share of profit of joint ventures	11	2	—

Loss before income taxes		(253)	(254)
Income tax benefit	8	44	39

Loss for the year from continuing operations		(209)	(215)

Discontinued operations:
Income (loss) for the year from discontinued operations (which is attributable solely to the Owner of the Group)		2	(3)

Loss for the year		(207)	(218)

Loss for the year attributable to:
Owner of the Group		(207)	(218)
Non-controlling interests	25	—	—

		(207)	(218)

The accompanying notes are an integral part of these combined financial statements.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Loss for the year		(207)	(218)
Other comprehensive income (loss):
Foreign currency translation adjustments — net	6	(14)	11
Actuarial gains (losses) on post-retirement benefit plans — net of tax of €7 and €(1), respectively	18	(34)	9
Gains (losses) on available for sale securities	22	(1)	2

Other comprehensive income (loss) for the year		(49)	22

Total comprehensive loss for the year		(256)	(196)

Total comprehensive income (loss) for the year attributable to:
Owner of the Group
— continuing operations		(258)	(193)
— discontinued operations	25	2	(3)

		(256)	(196)

Non-controlling interests	25	—	—

		(256)	(196)

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF FINANCIAL POSITION

(in millions of euros)

At December 31,	Notes	2010	2009
Assets
Non-current assets
Intangible assets	9	—	9
Property, plant and equipment	10	214	425
Investments in joint ventures	11	13	11
Deferred income tax assets	12	222	173
Long-term loans receivable
— related parties	24	14	258
Other financial assets
— third parties	13	—	7
— related parties	13, 24	13	41
Trade receivables and other
— third parties	15	66	52

		542	976

Current assets
Inventories	14	500	358
Trade receivables and other
— third parties	15	463	388
— related parties	15, 24	20	18
Short-term loans receivable
— related parties	24	206	244
Other financial assets
— related parties	13, 24	91	48
Recoverable income taxes		—	1
Cash and cash equivalents		15	7

		1,295	1,064

Total assets		1,837	2,040

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF FINANCIAL POSITION (continued)

(in millions of euros)

At December 31,	Notes	2010	2009
Invested equity
Owner of the Group
— Owner’s net investment		234	96
— Reserves		(37)	12

		197	108
Non-controlling interests	25	2	—

Total invested equity		199	108

Non-current liabilities
Borrowings
— third parties	16	2	2
— related parties	16, 24	—	5
Trade payables and other
— third parties	17	54	62
Deferred income tax liabilities	12	9	18
Income taxes payable		4	3
Post-retirement benefits	18	521	468
Other financial liabilities
— related parties	19, 24	3	2
Provisions	20	55	80

		648	640

Current liabilities
Borrowings
— third parties	16	3	4
— related parties	16, 24	195	679
Trade payables and other
— third parties	17	578	450
— related parties	17, 24	119	81
Income taxes payable		1	8
Post-retirement benefits	18	16	16
Other financial liabilities
— related parties	19, 24	43	4
Provisions	20	35	50

		990	1,292

Total liabilities		1,638	1,932

Total invested equity and liabilities		1,837	2,040

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

	Owner Of The Group
		Reserves
(in millions of euros)	Owner’s Net Investment	Foreign Currency Translation Reserve	Pension Reserve	Other Reserves	Total Reserves	Non-Controlling Interests	Total Invested Equity
At January 1, 2009	237	47	(56)	(1)	(10)	—	227
Year ended December 31, 2009 Activity:
Comprehensive income (loss)
Loss for the year	(218)	—	—	—	—	—	(218)
Other comprehensive income (loss)
Foreign currency translation adjustments — net	—	12	—	—	12	—	12
Realized currency translation (gains) losses	—	(1)	—	—	(1)	—	(1)
Actuarial gains (losses) on post-retirement benefit plans — net of tax	—	—	9	—	9	—	9
Gains (losses) on available for sale securities	—	—	—	2	2	—	2
Transactions with the Owner
General corporate expenses allocated by the Owner	9	—	—	—	—	—	9
Net transfers (to) from the Owner	68	—	—	—	—	—	68

At December 31, 2009	96	58	(47)	1	12	—	108
Year ended December 31, 2010 Activity:
Comprehensive income (loss)
Loss for the year	(207)	—	—	—	—	—	(207)
Other comprehensive income (loss)
Foreign currency translation adjustments — net	—	(17)	—	—	(17)	—	(17)
Realized currency translation (gains) losses	—	3	—	—	3	—	3
Actuarial gains (losses) on post-retirement benefit plans — net of tax	—	—	(34)	—	(34)	—	(34)
Gains (losses) on available for sale securities	—	—	—	(1)	(1)	—	(1)
Transactions with the Owner
General corporate expenses allocated by the Owner	17	—	—	—	—	—	17
Net transfers (to) from the Owner	328	—	—	—	—	—	328
Transactions with the Non-controlling interests
Contribution by the Non-controlling interests	—	—	—	—	—	2	2

At December 31, 2010	234	44	(81)	—	(37)	2	199

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

1.    COMBINED STATEMENTS OF CASH FLOWS

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Cash flows from (used in) operating activities
Loss for the year		(207)	(218)
Less: Income (loss) for the year from discontinued operations		2	(3)

Loss for the year from continuing operations		(209)	(215)
Adjustments to determine cash flow from (used in) operating activities:
Income tax benefit	8	(44)	(39)
Finance costs — net	7	7	14
Depreciation and amortization	3, 9, 10	38	85
General corporate expenses allocated by the Owner	2, 3	17	9
Share of profit of joint ventures	11	(2)	—
Restructuring costs	20	6	38
Impairment charges	9, 10	224	214
(Gains) losses on disposals of property, plant and equipment — net	5, 10	1	—
(Gains) losses on disposals of businesses and investments — net	5, 26	—	17
Unrealized (gains) losses on derivatives at fair value through profit and loss — net	5, 24	31	(162)
(Gain) on forgiveness of related party loan	5, 16, 24	—	(29)
Increase (decrease) in net realizable value reserves for inventories — net	14	—	(26)
Provisions for (recoveries of) trade accounts receivable impairment — net	5, 15	(1)	5
Changes in operating assets and liabilities:
Inventories	14	(118)	213
Trade receivables and other
— third parties	15	(78)	73
— related parties	15, 24	(7)	14
Trade payables and other
— third parties	17	87	(16)
— related parties	17, 24	30	(8)
Other financial assets
— third parties	13	2	(2)
— related parties	13, 24	(5)	2
Other financial liabilities
— related parties	19, 24	1	—
Provisions	20	(44)	(21)
Post-retirement benefits	18	4	(6)
Interest paid
— third parties	7, 16	(2)	(2)
— related parties	7, 16, 24	(4)	(9)
Income taxes (paid) recovered		(21)	32

Net cash flows from (used in) operating activities in continuing operations		(87)	181
Net cash flows from operating activities in discontinued operations	26	21	43

Net cash flows from (used in) operating activities		(66)	224

The accompanying notes are an integral part of these combined financial statements.

ENGINEERED ALUMINUM PRODUCTS

COMBINED STATEMENTS OF CASH FLOWS (continued)

(in millions of euros)

Year ended December 31,	Notes	2010	2009
Cash flows from (used in) investing activities
Purchases of property, plant and equipment	10, 28	(51)	(61)
Purchases of businesses and investments, net of cash and cash equivalents acquired	26	—	(1)
Net proceeds from disposals of businesses, investments and other assets	10, 26	8	—
Net collection of short-term loans receivable	24	178	22
— related parties
Collection of long-term loans receivable
— related parties	24	—	2
Advances on long-term loans receivable
— related parties	24	—	(3)
Interest received
— third parties	7	2	2
— related parties	7, 24	1	1

Net cash flows from (used in) investing activities in continuing operations		138	(38)
Net cash flows from investing activities in discontinued operations	26	23	2

Net cash flows from (used in) investing activities		161	(36)

Cash flows from (used in) financing activities
Net repayments of current borrowings
— related parties	16, 24	(136)	(225)
Repayments on non-current borrowings
— related parties	16, 24	(5)	(1)
Net cash transfers from the Owner		93	83

Net cash flows used in financing activities in continuing operations		(48)	(143)
Net cash flows used in financing activities in discontinued operations	26	(38)	(46)

Net cash flows used in financing activities		(86)	(189)

Net increase (decrease) in cash and cash equivalents		9	(1)
Cash and cash equivalents — beginning of year		7	8
Effect of exchange rate changes on cash and cash equivalents		(1)	—

Cash and cash equivalents — end of year		15	7

Supplementary disclosures of non-cash investing and financing information:
Non-cash transfers (to) from the Owner
Borrowings converted to Owner’s net investment	16	336	—
Loans receivable charged against Owner’s net investment	24	(29)	—
Restructuring liabilities settled by the Owner on our behalf	20	2	—
Other non-cash transfers from the Owner		—	17

		309	17

Non-cash transfers from the Non-controlling interests
Property, plant and equipment contributed by the Non-controlling interests	25	2	—

The accompanying notes are an integral part of these combined financial statements.

1.    GENERAL INFORMATION

On January 4, 2011 (the Completion Date), Rio Tinto plc (Rio Tinto) sold its engineered aluminum products businesses under the terms and conditions of a Sale and Purchase Agreement (the Agreement) to a company now known as Constellium Holdco B.V. (the Purchaser), which is an entity owned by affiliates of Apollo Management LP, Rio Tinto International Holdings Limited and Fonds Stratégique d’Investissement.

Purpose for issuing these combined financial statements

Background

During July 2011, Rio Tinto issued audited 2010 combined historical carve-out financial statements for a group of operating entities, divisions and businesses that were formerly included in the Engineered Products operating segment within a subsidiary of Rio Tinto (excluding its Cable and Composite operating entities, divisions and businesses), together with some head office entities that provide certain general and administrative services. These engineered aluminum products businesses are herein referred to as Engineered Aluminum Products (EAP or the Group).

Subsequent to the Completion Date, the Purchaser sold and discontinued certain operations and changed the method of measuring operating segment profit or loss, as further described below. The Group has re-presented its results of operations and cash flows between continuing and discontinued operations to reflect the operations that have been subsequently discontinued by the Purchaser and has also provided an additional measurement of profitability of its operating segments, Segment Adjusted EBITDA, as supplementary information, which is consistent with the measurement used by the Purchaser in its consolidated financial statements for the year ending December 31, 2011.

Discontinued operations

During the year ending December 31, 2011, the Purchaser sold all of the businesses it had acquired from Rio Tinto related to one of the Group’s operating segments, Alcan International Network (AIN). The disclosures related to AIN in these combined financial statements of the Group have been re-presented as those of discontinued operations for all periods presented consistent with the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The assets and liabilities of AIN have not been re-presented as a disposal group classified as held for sale in these combined financial statements as the criteria for such classification were not met at December 31, 2010. See Note 26 — Purchases and Disposals of Businesses and Investments, including Discontinued Operations.

Segment reporting

In its consolidated financial statements for the year ending December 31, 2011, the Purchaser has presented Segment Adjusted EBITDA as its measure of operating segment profit or loss, which differs from the measure of Business Group Profit historically used by the Group. Disclosures have been added to these combined financial statements to present Segment Adjusted EBITDA as supplementary information. The Purchaser has subsequently changed the names of our operating segments as described in Note 28 — Operating Segment Information.

Issuing responsibility and references

These audited 2010 combined carve-out financial statements are the responsibility of the executive management of Constellium Holdco B.V., having been derived: (i) from the underlying financial information used to prepare the 2010 audited combined carve-out financial statements of the Group that were previously prepared and issued by Rio Tinto, and (ii) in consideration of and with the application of the presentation changes described above.

When used throughout this document, Rio Tinto and Owner refers to Rio Tinto plc and, where applicable, one or more of its subsidiaries, affiliates and joint ventures. Further, references to Rio Tinto, the Owner and the Group within the context of activities and events occurring prior to the Completion date have the same historical meaning in consideration of the entities and relationships in existence during the years ended December 31, 2010 and 2009.

Description of the business

The Group produces engineered and fabricated aluminum products and structures. The Group operates production facilities throughout Europe and North America and has sales and supply chain logistics offices (AIN) which are located globally. As described above, AIN was sold by the Purchaser during the year ending December 31, 2011, and has been re-presented as a discontinued operation in these combined financial statements.

Through December 31, 2010, the Predecessor was headquartered and domiciled in Paris, France (at 17 Place des Reflets; La Defense 2 — Tour CB 16; Courbevoie, France 92400). Rio Tinto is domiciled in the United Kingdom. These combined financial statements were authorized for issue on April 24, 2012 by Constellium Holdco B.V.’s executive management, who have the authority to amend them under appropriate circumstances, if necessary.

Sale of Engineered Aluminum Products

Transaction

On August 5, 2010, Rio Tinto announced that it had received a binding offer from funds affiliated with third parties (Funds) to acquire a 61 percent stake in a group of Rio Tinto’s Engineered Products operating entities, divisions and businesses, which is comprised of substantially all of the entities, divisions and businesses comprising the Group. On December 23, 2010, Rio Tinto and the Funds executed the Agreement establishing the terms, conditions and consideration for the Transaction, which was closed on the Completion Date. On January 4, 2011, Rio Tinto announced that it had completed the sale (the Transaction), leaving Rio Tinto with a remaining 39 percent ownership.

On April 4, 2011, Rio Tinto delivered the Draft Completion Statement to the Purchaser as required under the terms of the Agreement, which established the total preliminary purchase price for the Transaction and was the basis for the exchange of consideration between the parties. As a result of establishing the preliminary purchase price, Rio Tinto management determined that the carrying amounts of the Group’s net assets were in excess of their recoverable amounts and recorded impairment charges of €224 during the year ended December 31, 2010 (see Note 9 — Intangible Assets and Note 10 — Property, Plant and Equipment).

Under the terms of the Agreement, the Purchaser had the right to accept the Draft Completion Statement or provide Rio Tinto with a Purchaser’s Disagreement Notice to dispute the preliminary purchase price within 75 days. On June 17, 2011, Rio Tinto received the Purchaser’s Disagreement Notice and subsequent to that date, the final terms of the Transaction were settled (see Note 30 — Subsequent Events).

Changes to capital structure

In contemplation of the Transaction, during 2010, the Group and the Owner undertook several steps to effect certain capital restructuring transactions to facilitate the consummation of the Transaction, including: (i) the Owner making certain capital contributions to specific entities within the Group; (ii) the Group repaying or converting to Owner’s net investment (included in Invested equity) certain related party borrowings from the Owner; and (iii) the Group collecting certain related party loans receivable from the Owner or charging them against Owner’s net investment.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all of the periods and balances presented, unless otherwise stated.

Basis of preparation

Presentation currency

The Group prepared these 2010 audited combined financial statements using the EUR as its presentation currency. The Group’s policies and practices with respect to functional currency, presentation currency and foreign currency translation and disposals of operations are described below.

Functional currency

Items included in the financial statements of each of the entities, divisions and businesses of the Group are measured using the currency of the primary economic environment in which each of them operate (their functional currency).

Presentation currency and foreign currency translation

The financial results of the Owner are presented in USD. As such, the USD is the currency in which the Group’s financial results are combined (but not presented). In the preparation of the Group’s combined financial statements, the year end balances of assets, liabilities and components of invested equity of the Group’s entities, divisions and businesses were first translated from their functional currencies into USD at the respective year-end exchange rates; and the annual revenues, expenses, cash flows and transactions within invested equity of the Group’s entities, divisions and businesses were first translated from their functional currencies into USD at the average exchange rates for the respective years. The net differences arising from the exchange rate translation from functional currencies to USD were recognized in the foreign currency translation reserve, included in Invested equity.

In order to present these EUR-denominated combined financial statements, the USD-denominated year end balances of the Group’s combined assets, liabilities and components of invested equity were translated into EUR at the respective year-end exchange rates; and the Group’s combined USD-denominated annual revenues, expenses, cash flows and transactions within invested equity were translated into EUR at the average exchange rates for the respective years. The net differences arising from the exchange rate translation from USD to EUR were also recognized in the foreign currency translation reserve, included in Invested equity.

The Group used the following exchange rates to translate the Group’s combined financial statements from USD to EUR:

	2010	2009
Year-end exchange rate at December 31,	1.34	1.44
Average exchange rate for the year ended December 31,	1.33	1.39

Disposals of operations

When an operation is disposed of, the portion of the accumulated balance of the foreign currency translation reserve relating to such operation is realized as a gain or loss in Other expenses (income) — net in the Group’s combined income statement at the time of the disposal.

Carve-out accounting

The Group’s combined income statements and combined statements of comprehensive income (loss), changes in invested equity and cash flows for the years ended December 31, 2010 and 2009; the Group’s combined statements of financial position at December 31, 2010 and 2009; and the related notes thereto (collectively, the Group’s combined financial statements) are prepared on a carve-out basis, having been derived from the accounting records of the Owner using the historical results of operations and historical bases of assets and liabilities of the entities, divisions and businesses comprising the Group. These combined financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The net assets of the Group may be carried at different values in the consolidated statements of financial position of its Owner as a result of the application of carve-out accounting.

Management believes the assumptions underlying the combined financial statements, including the Allocations from Owner described below, are reasonable. However, the combined financial statements included herein may not necessarily be representative of the Group’s combined results of operations, financial position and cash flows in the future or what its historical results of operations, financial position and cash flows would have been had the Group been a standalone entity during the periods presented.

As these combined financial statements represent a portion of the entities, divisions and businesses of the Owner which do not constitute a separate legal entity, the net assets of the Group have been presented as Total invested equity, which includes Owner’s net investment, Reserves and Non-controlling interests. The Owner’s net investment in the Group is comprised primarily of (i) the initial investment to establish the net assets of the Group (and any subsequent adjustments thereto); (ii) the Owner’s share of accumulated earnings (including other comprehensive earnings) of the Group; (iii) general corporate cost allocations from the Owner; and (iv) all other transfers to and from the Owner, including those related to non-cash items, cash management functions performed by the Owner and changes in certain income tax liabilities or assets.

As described further in Note 21 — Financial Risk Management, the Owner manages the overall liquidity and capital of the Group. To the extent that the Group has capital and liquidity requirements in excess of internally generated funds, it obtains financing from the Owner in the form of cash transfers, cash pooling agreements and/or loans. The Group’s total capital is defined as total invested equity plus net debt. Net debt includes borrowings from third and related parties, less loans receivable from related parties.

Transactions and outstanding balances between the Group and the Owner have been reported as related party transactions for all periods and period end dates presented herein.

International Financial Reporting Standards

The Group adopted “Annual Improvements to IFRSs” during the years 2010 and 2009. Annual improvements provide a vehicle for making non-urgent but necessary amendments to IFRS standards and cover a broad range of topics.

New and amended standards adopted by the Group during 2010

The Group adopted amendments made to International Accounting Standard (IAS) 27 “(Amendment) Consolidated and Separate Financial Statements,” which requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such effects no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is remeasured to fair value and a gain or loss is recognized in the income statement. The adoption of these amendments to IAS 27 had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IAS 39, “(Amendment) Financial Instruments: Recognition and Measurement — Eligible Hedged Items” which make two significant changes on hedged items by prohibiting: (i) the designation of inflation as a hedgeable component of a fixed-rate debt and (ii) the inclusion of time value in the one-sided hedge risk when designating options as hedges. The adoption of these amendments to IAS 39 had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IFRS 3, “(Revised) Business Combinations” which continues to apply the acquisition method to business combinations but applies some significant changes. Under the revised standard, all payments to purchase a business are to be recorded at fair value at the acquisition date with contingent payments classified as debt subsequently remeasured through the income statement. All acquisition related costs should be expensed. When a business is acquired in which the Group previously held a non-controlling stake, the existing stake is remeasured to fair value at the date of acquisition. Any difference between fair value and carrying value is taken to the income statement. The adoption of these amendments to IFRS 3 had no significant impact on the Group’s combined financial statements.

Standards adopted by the Group during 2009

The Group adopted amendments made to IAS 1 “(Revised) Presentation of Financial Statements,” effective January 1, 2009. The relevant impact from the adoption of these amendments to IAS 1 on the Group’s financial statements was that the Group was required to present all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) separately from non-owner changes in equity in the Group’s statements of changes in invested equity.

The Group adopted amendments made to IAS 23 “Borrowing Costs,” effective January 1, 2009. IAS 23 provides guidance on the recognition, capitalization and disclosure of borrowing costs. The adoption of these amendments to IAS 23 had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IAS 39 “Financial Instruments: Recognition and Measurement,” effective January 1, 2009. The amendments provide guidance on eligible hedged items. The adoption of this standard had no significant impact on the Group’s combined financial statements.

The Group adopted amendments made to IFRS 7 “Financial Instruments: Disclosures,” effective January 1, 2009. IFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of financial instruments and the nature and extent of risks arising from those financial instruments. The adoption of the amendments to this standard had no significant impact on the disclosures related to the Group’s financial instruments, included in Note 21 — Financial Risk Management and Note 22 — Financial Instruments.

The Group adopted IFRS 8 “Operating Segments,” effective January 1, 2009. IFRS 8 replaces IAS 14 “Segment Reporting” and requires a management approach, under which segment information is presented on the same basis as that used for internal reporting purposes. Segment information is reported in a manner that is more consistent with the internal reporting provided to the Group’s chief operating decision maker (CODM). The adoption of this standard had no significant impact on the measurement or disclosure of the Group’s segment information, included in Note 28 — Operating Segment Information and Note 29 — Information by Geographic Area.
Standards, amendments and interpretations applicable to future reporting periods

•	IAS 24, “(Revised) Related Party Disclosures” (required to be adopted in 2011);

•	IFRS 9, “Financial Instruments” (required to be adopted in 2013);

•	IFRIC 14, “(Amendment) Prepayments of a Minimum Funding Requirement” (required to be adopted in 2011);

•	Amendments to IFRS 7, “Disclosures — Transfer of Financial Assets” (required to be adopted in 2011); and

•	Annual Improvements to IFRSs (2010) (most changes are required to be adopted in 2011).

The Group has not yet evaluated the potential impact that any of the pending future standards, amendments and interpretations would have on its combined financial statements.

Other standards

The Group has determined that all other recently issued accounting standards will not have a material impact on its combined results of operations, financial position and cash flows, or do not apply to its operations.

Allocations from Owners

In addition to the carve-out of businesses and entities comprising the operations and the net assets of the Group, the accompanying combined income statements also include allocations of certain Owner’s expenses, with corresponding offsetting amounts included in Owner’s net investment. Allocated items are described below.

The expenses allocated are not necessarily indicative of the expenses that would have been incurred had the Group performed these functions as a standalone entity, nor are they indicative of expenses that will be charged or incurred in the future. It is not practicable to estimate the amount of expenses the Group would have incurred for the periods presented had it not been an affiliated entity of the Owner in each of those periods.

General corporate expenses

The Owner has allocated certain of its general corporate expenses to the Group based on a combination of average headcount and average capital employed. Capital employed represents total Group assets, less: (a) trade payables and other; (b) provisions; (c) deferred income tax assets; (d) other financial liabilities; (e) post-retirement benefits; and (f) short-term and long-term loans receivable — related parties on a historical basis. The general corporate expense allocations are included in Selling and administrative expenses — related parties in the Group’s combined income statements. These allocations are primarily for finance, human resources, legal, corporate and external affairs and the executive office of Rio Tinto and are mainly comprised of salaries, including variable compensation and normal current service cost for pensions, and other direct costs of the various functions. These general corporate expense allocations amounted to €17 and €9 for the years ended December 31, 2010 and 2009, respectively, and are included in Selling and administrative expenses — related parties (none was attributed to discontinued operations). The allocation was lower for 2009 than 2010 due primarily to a lower pool of costs being incurred and allocated by the Owner. The Group’s total corporate office costs, including the amounts allocated, amounted to €31 and €12 for the years ended December 31, 2010 and 2009, respectively.

Pensions and post-retirement benefits

Certain businesses included in the Group have pension and post-retirement obligations mostly comprised of funded defined benefit pension plans in the United States (U.S.), unfunded pension plans in France and Germany and lump sum indemnities payable upon retirement to employees of businesses in France. Certain businesses included in the Group also have unfunded other post-retirement benefit obligations, mostly comprised of health and life insurance benefits in the U.S.

The Group participates in a multi-employer defined benefit plan in Switzerland. The Group’s proportionate share of the plan’s defined benefit obligation, plan assets and costs are included in the Group’s combined financial statements.

Income Taxes

Income taxes are calculated as if all of the Group’s operations had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction. For jurisdictions where there is a tax sharing agreement or where the Group’s operations represent a division of a larger legal entity, tax amounts currently payable or receivable by the Group are included in Owner’s net investment, because the net liability (receivable) for the taxes due (refundable) is recorded in the financial statements of the Owner’s non-Group entity that files the consolidated or combined tax return. As a result of the aforementioned structure, substantially all of the Group’s income tax liabilities (refunds) are also paid (collected) by the various Owner’s non-Group entities. These net changes in income tax amounts currently payable or receivable are included in net cash transfers (to) from Owner in the accompanying combined financial statements.

Cash Management

Cash and cash equivalents in the combined statements of financial position are comprised of the cash and cash equivalents of the Group’s businesses. Historically, the Owner has performed cash management functions on behalf of the Group. The Owner manages certain cash pooling activities among the Group’s operating units, including the arrangement of borrowings from and loans to related parties and the transfer of cash balances to the Owner. None of the Owner’s cash and cash equivalents has been allocated to the Group in the combined statements of financial position. Transfers to and from the Owner are recorded as adjustments to Owner’s net investment.

Basis of combination

The combined financial statements include all of the assets, liabilities, revenues, expenses and cash flows of the entities, divisions and businesses included in the Group.

Subsidiaries: Subsidiaries are entities over which the Owner has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Owner owns more than 50 percent of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where outside stakeholders hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. Substantially all of the subsidiaries in the Group are wholly-owned. All of the assets and liabilities and results of operations of subsidiaries are included in the Group’s combined financial statements, which show the amounts of net assets (invested equity), loss for the year and comprehensive income (loss) attributable to both the Owner of the Group and the Non-controlling interests.

Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Group accounts for its joint ventures using the equity accounting method.

All intra-Group balances and transactions between and among the Group’s subsidiaries, divisions and businesses are eliminated in the preparation of the Group’s combined financial statements. Balances and transactions between the Group and the Owner are identified as related party balances and transactions in the accompanying combined financial statements.

Revenue recognition

Revenue from product sales is comprised of sales to third parties at invoiced amounts, with most sales being priced on ex works, free on board (f.o.b.) terms, or on cost, insurance and freight (c.i.f.) terms. Amounts billed to customers in respect of shipping and handling are classified as Revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognized in Cost of sales. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

Revenue from product sales, net of trade discounts, allowances and volume-based incentives, is recognized once delivery has occurred provided that persuasive evidence exists that all of the following criteria are met:

•	the significant risks and rewards of ownership of the product have been transferred to the buyer;

•	neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained by the Group;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the sale will flow to the Group; and

•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from services is recognized as services are rendered.

Deferred tooling revenue and development costs

Certain of the Group’s customers (principally in the automotive industry) contract with the Group to design a part, produce the necessary tooling and then manufacture the parts for sale to the customer over a long term period. The Group contracts with third party tool suppliers to construct the tooling required to manufacture the part. The activities associated with automotive tooling construction meet the definition of building an asset over an extended period and are accounted for by the Group in accordance with the provisions of IAS 11 “Construction Contracts”. The Group’s advance receipt of cash from the customer and the Group’s associated payment to the tool supplier result in deferred tooling revenue and deferred tooling development costs, respectively, on the Group’s combined statements of financial position. When the outcome of a tooling contract can be reliably estimated, tooling revenue and expense is realized into earnings according to percentage of completion stages determined based the transfer of risk and rewards. Based on these completion stages, the Group generally realizes between 80 and 90 percent of tooling revenue and expense after eight years, however, complete realization occurs only at the end of the production of spare parts, which could add another five to ten years.

Interest income and expense

The Group records interest income using the effective interest rate method on loans receivable — related parties and on the interest bearing components of its cash and cash equivalents. Interest income is included in Finance income (costs) — net in the Group’s combined income statements.

The Group obtains short- and long-term financing from third and related parties and incurs interest expense at the stated rates on the various borrowing agreements into which the Group enters. The Owner does not allocate any additional interest expense to the Group. Borrowing costs (including interest) incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are charged to interest expense in Finance income (costs) — net in the Group’s combined income statements.

Dividends and distributions

Income

The Group records dividend income as it is deemed earned, i.e. — when dividends are declared and payable. Dividend income from investments at cost is included in Other expenses (income) — net (related parties) in the

Group’s combined income statements. Dividends earned from joint ventures are credited against Investments in Joint Ventures in accordance with the equity method of accounting.

Any dividends declared or distributions made by any of the subsidiaries in the Group to the Owner are recorded as a reduction of Owner’s net investment.

Any intra-Group dividends are eliminated in the preparation of the Group’s combined financial statements.

Foreign currency transactions and remeasurement

Transactions denominated in foreign currencies are converted to the functional currency at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities carried on the statement of financial position at each year end that are denominated in foreign currencies are remeasured at year-end exchange rates, with corresponding exchange gains or losses included in Other expenses (income) — net.

Intangible assets

Intangible assets are primarily trademarks, patented and non-patented technology and customer contracts, all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over their useful lives (generally 15 years) using the straight-line method.

Research and development costs

Research expenditures are recognized as expenses in the combined income statements as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the intangible asset so that it will be available for use;

•	management intends to complete and use the intangible asset;

•	there is an ability to use the intangible asset;

•	it can be demonstrated how the intangible asset will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and use or sell the intangible asset are available; and

•	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as expenses in the combined income statements when incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period. Capitalized development costs, if any, are recorded as intangible assets and amortized from the point at which the assets are ready for use, on a straight-line basis over the useful lives of the related assets.

Property, plant and equipment

The cost of property, plant and equipment is comprised of its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. For major capital projects, costs are capitalized into Construction Work in Progress (CWIP) until such projects are completed and the assets are available for use, at which time such costs are transferred out of CWIP into the appropriate asset class and depreciation commences.

Major betterments are capitalized as additions to property, plant and equipment and depreciated. Ongoing regular maintenance costs related to property, plant and equipment are expensed as incurred.

Property, plant and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method. The principal estimated useful lives used by the Group range from: 10 to 50 years for buildings; 10 to 15 years for plant machinery and equipment; and 5 to 8 years for vehicles, office and computer equipment and software (which is included within machinery and equipment).

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Impairment is normally assessed at the level of cash generating units (CGUs), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets. When a review for impairment is conducted, the recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows). Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the asset or cash generating unit in an arm’s length transaction. The estimates of future cash flows are based on management’s estimate of the present value of expected future revenues, costs and costs to sell. As a result of impairment reviews, an impairment loss would be recognized in the amount that the carrying amount exceeded the recoverable amount of an asset or CGU.

The expected future cash flows of CGUs reflect long-term plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment. Cost levels incorporated in the cash flow forecasts are based on the current long-term plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets”.

The discount rate applied in determining net present value is based on a rate that is reflective of the way the market would assess the specific risks associated with the estimated cash flows to be generated by the assets.

Financial instruments

(i) Financial assets

The Group classifies its financial assets as follows: (a) at fair value through profit or loss; (b) loans and receivables; and (c) available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the Group’s financial assets at initial recognition.

(a) At fair value through profit or loss: Derivatives (included in other financial assets) are included in this category. Generally, the Group does not acquire financial assets for the purpose of selling in the short-term. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the combined income statements.

(b) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current or non-current assets based on their maturity date. Loans and receivables are comprised of cash and cash equivalents, non-current and current loans receivable and Trade receivables and other in the combined statements of financial position. Loans and receivables are carried at amortized cost using the effective interest method, less any impairment.

(c) Available for sale financial assets: Investments not held for trading nor intended to be held to maturity are measured and carried on the combined statements of financial position at fair value, with any gains or losses arising from the change in fair value being recognized in other comprehensive income and included in equity, except for impairment losses. Upon disposal and derecognition of available for sale securities, any cumulative gains or losses from the change in fair value are removed from equity and recognized as gains or losses in the combined income statements.

(ii) Financial liabilities

Borrowings and other financial liabilities (excluding derivative liabilities) are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(iii) Derivative financial instruments

The Group enters into derivative contracts designed to reduce exposures related to assets and liabilities or firm commitments. The Group’s policy with regard to financial risk management is described in Note 21 — Financial Risk Management.

All derivatives are initially recognized at their fair value on the date at which the derivative contract is entered into and are subsequently remeasured to their fair value based upon published market quotations at the date of each statement of financial position, with the changes in fair value included in Other expenses (income) — net. The Group had no derivatives designated for hedge accounting treatment during the periods presented.

(iv) Fair value

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these have been used to determine fair values.

Leases

Group as the lessee

The Group leases various buildings, machinery and equipment from third parties under operating lease agreements. Under such operating lease agreements, the total lease payments are recognized as rent expense on a straight-line basis over the term of the lease agreement, and are included in Cost of sales or Selling and administrative expenses, depending on the nature of the leased assets.

Group as the lessor

The Group leases certain land, buildings, machinery and equipment to third parties under finance lease agreements. The Group’s policy is, during the period of the lease, to remove the net book value of the related assets from property, plant and equipment and record a net finance lease receivable in the amount of the aggregate future cash payments to be received from the lessee, less unearned finance income computed at the interest rate implicit in the lease. As the net finance lease receivable from the lessee is collected, unearned finance income is also reduced, resulting in interest income.

Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted-average cost basis. Weighted-average costs for raw materials, work in process and finished goods are calculated using the costs experienced in the current period (including the purchase price of materials; freight, duties and customs; the costs of production, which includes labor costs, materials and other expenses which are directly attributable to the production process; and production overheads) together with those similar costs in opening inventories.

Trade accounts receivable

The Group records trade accounts receivable associated with sales of products and services arising in the normal course of business, under the same terms and conditions as described in its accounting policy for revenue recognition. Trade accounts receivable are recognized initially at fair value based upon the Group’s contractually agreed upon prices with customers, net of trade discounts, allowances and volume-based incentives. Trade receivables are subsequently measured at amortized cost reduced by any provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, late payments, default or a significant deterioration in creditworthiness. Management also considers trends and changes in general economic conditions, and in the industries in which the Group operates, in the establishment of an adequate provision for impairment. The expense (income) related to the increase (decrease) of the provision for impairment is recognized in the combined income statements within Other expenses (income) — net. When a trade receivable is deemed uncollectible, it is written off against the provision for impairment account. Subsequent recoveries of amounts previously written off are credited to Other expenses (income) — net in the combined income statements.

The Group sells certain of its trade accounts receivable under various programs. Where trade accounts receivable are sold without recourse, the amounts are derecognized under the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” from the combined statements of financial position, as substantially all the risks and rewards associated with these receivables have been transferred. Where trade accounts receivable are sold with limited recourse, the amounts do not qualify for derecognition, as the Group retains substantially all the risks and rewards associated with these receivables. The Group accounts for limited recourse sales of trade accounts receivable as secured financing transactions, and such trade receivables continue to be included in Group’s trade receivables and other balance until the receivables are settled by the customer.

Provisions

The Group records provisions for the best estimate of expenditures required to settle liabilities of uncertain timing or amount (using present values when appropriate) when management determines that a legal or constructive obligation exists, it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. The ultimate cost to settle these liabilities is uncertain, and cost estimates can vary in response to many factors. The settlement of these liabilities could differ materially from recorded amounts. In addition, the expected timing of expenditure can also change. As a result, there could be significant adjustments to the Group’s provisions, which could result in additional charges or recoveries affecting future financial results. Types of liabilities for which the Group establishes provisions include:

Product warranty and guarantees

The Group records provisions for product warranty and guarantees to settle the uninsured net present value portion of any settlement costs for potential future legal actions, claims and other assertions that may be brought by its customers or the end-users of products. Provisions for product warranty and guarantees are charged to Cost of sales in the combined income statements. In the accounting period when any legal action, claim or assertion related to product warranty or guarantee is settled, the net settlement amount incurred by the Group is charged against the provision established on the combined statement of financial position. The outstanding provision is reviewed periodically for adequacy and reasonableness by Group management.

Close down and restoration costs

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the legal or constructive obligation arising from the related disturbance occurs and it is probable that an outflow of resources will be required to settle the obligation. These costs are based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan including feasibility and engineering studies, are updated annually during the life of the operation to reflect known developments (e.g. revisions to cost estimates and to the estimated lives of operations) and are subject to formal review at regular intervals throughout each year.

The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within Property, plant and equipment. These costs are then depreciated over the remaining useful lives of the related assets. The amortization or “unwinding” of the discount applied in establishing the net present value of the provisions is charged to the income statement as a financing cost in each accounting period.

Environmental remediation costs

The Group records provisions for the estimated present value of the costs of its environmental cleanup obligations. Movements in the environmental cleanup provisions are presented as an operating cost within Cost of sales, except for the unwinding of the discount which is included in Finance income (costs) — net. Remediation procedures may commence soon after the time at which the disturbance, remediation process and estimated remediation costs become known, and can continue for many years depending on the nature of the disturbance and the remediation techniques.

Restructuring costs

Provisions for restructuring are recorded when the Group’s management is demonstrably committed to the restructuring plan and where such liabilities can be reasonably estimated. The Group recognizes liabilities that primarily include one-time termination benefits, or severance, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. These costs are charged to Restructuring costs in the combined income statements.

Legal and other potential claims

Provisions for legal and other potential claims are made when it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Depending on their nature, these costs may be charged to Cost of sales or Other expenses (income) — net in the combined income statements.

Post-retirement benefits

For defined benefit plans, the difference between the fair value of the plan assets and the present value of the plan liabilities (if any) is recognized as an asset or liability on the combined statement of financial position. Any asset recognized is restricted to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. Actuarial gains and losses arising in the year are charged or credited to Other comprehensive income (loss), which is included in Invested equity. For this purpose, actuarial gains and losses are comprised of both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognized in the combined income statement, including the current service cost, any amortization of past service cost and the effect of any curtailment or settlement. The interest cost less the expected return on assets is also charged to the combined income statement. The amounts charged to the combined income statement in respect of these plans are included within operating costs.

The most significant assumptions used in accounting for pension plans are the long-term rate of return on plan assets, the discount rate and mortality assumptions. The long-term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s combined income statements. The discount rate is used to determine the net present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to interest expense in the Group’s combined income statements, included in Finance income (costs) — net. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the combined income statements in the period to which the contributions relate.

Taxation

The Group uses the liability approach for accounting for income taxes (also refer to Allocations from Owner — Income Taxes above). Under this approach, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This approach also requires the recognition of deferred income tax assets for operating loss carryforwards and tax credit carryforwards.

The effect on deferred tax income assets and liabilities of a change in tax rates and laws is recognized in income in the period that the rate change is substantively enacted. Deferred income tax assets and liabilities are measured using tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the date of the statement of financial position. Deferred income tax assets are recognized only to the extent that it is probable that they will be recovered. Recoverability is assessed having regard to the reasons why the deferred income tax asset has arisen and projected future taxable profit for the relevant entity in the Group.

The Group is subject to income taxes in the Netherlands, France and numerous other jurisdictions. Certain businesses included in the Group are separate legal entities, while others may represent only a portion of an existing legal entity. Certain of the Group’s businesses may be included in consolidated tax returns with the Owner, in some cases under the terms of non-compensatory tax sharing agreements. In certain circumstances, the Group may be jointly and severally liable with other members of the entity filing the consolidated return for additional taxes that may be assessed. For purposes of these combined financial statements, income taxes are calculated as if all of the Group’s operations had been separate tax-paying legal entities, each filing a separate tax return in its local tax jurisdiction. As a result of using the separate return method, the resulting income tax attributes reflected in these combined financial statements may not reflect the historical or going forward position of income tax balances, especially those related to tax loss carryforwards. The application of a tax allocation method requires significant judgment and making certain assumptions, mainly related to opening balances, applicable income tax rates, valuation allowances and other considerations. Certain income tax amounts currently payable or receivable by the Group are included in Owner’s net investment, because the net liability (receivable) for the taxes due (refundable) and the actual payment or receipt of income taxes (refunds) are recorded in the financial statements of the Owner’s non-Group entity that files the consolidated tax return.

Management establishes tax reserves and accrues interest thereon, if deemed appropriate, in expectation that certain of the Group’s tax return positions may be challenged and that the Group might not succeed in defending such positions, despite management’s belief that the positions taken were fully supportable. Management believes that the Group’s accruals for tax liabilities are sufficient to settle the probable outcome of all material tax contingencies.

Government grants

The Group records the economic benefit of government grants when there is reasonable assurance that the Group will be able to comply with the conditions attached to the grant and that the grants will be received. Grants are recognized in income over the periods to which they are intended to compensate the Group, or for those grants where the Group will incur no future related costs or is receiving compensation for costs already incurred, in the period in which the grant becomes receivable.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank accounts and on hand, short-term deposits held on call with banks and highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value, less bank overdrafts that are repayable on demand, provided there is a right of offset.

Operating segments

The Group determines its operating segments based upon product lines, markets and industries served. Operating segment information is prepared and reported to the CODM of the Group on that basis.

Information by geographic area

The Group reports information by geographic area as follows: revenues from third and related parties are based on destination; and property, plant and equipment and intangible assets are based on the physical location of the assets.

Judgments in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the combined financial statements involve the use of judgment and/or estimation. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the combined financial statements. Information about such judgments made by management is contained throughout the notes to the combined financial statements; however the key areas are summarized as follows:

•	Allocations of expenses, assets and liabilities to the Group;

•	Identification of derivative instruments and relevant accounting treatments;

•	Determination of fair value of assets and liabilities where no established market exists;

•	Estimation of asset lives; and

•	Identification of functional currencies.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following items:

Pension and post-retirement benefits

The present value of the Group’s defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions may impact the amounts recorded in the Group’s combined financial statements.

Income tax expense

Significant judgment is required in determining the provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were recorded, such differences will impact the current and deferred income tax provisions, results of operations and possibly cash flows in the period in which such determination is made.

Impairment of long-lived assets

Assets are subject to impairment reviews whenever changes in events or circumstances indicate that impairment may have occurred. Assets are written down to the higher of: (a) fair value less costs to sell; or (b) value in use. Value in use is calculated by discounting the expected cash flows from the asset at an appropriate discount rate which uses management’s assumptions and estimates of the future performance of the asset. Differences between expectations and the actual cash flows will result in differences in the level of impairment charges required.

Provisions

Provisions have been recorded for: (a) product warranty and guarantees; (b) close-down and restoration costs; (c) environmental remediation costs; (d) restructuring programs; (e) litigation and other claims; and (f) other liabilities, at amounts which represent management’s best estimates of the liabilities at the date of the combined statement of financial position. Expectations will be revised each period until the actual liability is settled, with any difference accounted for in the period in which the revision is made.

Inventory provisions

Inventories are carried at the lower of cost and net realizable value, which requires the estimation of the future sales price of goods. Any differences between the expected and actual sales price achieved will be recognized in the combined income statement in the period in which the sale is made.

Provision for impairment of trade accounts receivable

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment by the debtor or a significant deterioration in the debtor’s creditworthiness. Group management also considers trends and changes in general economic conditions and in the industries in which it operates.

3.    EXPENSES BY NATURE

Year ended December 31,	Notes	2010	2009
Raw materials and consumables used		1,837	1,198
Changes in inventories of finished goods and work in progress	14	(39)	37
Employee benefit expense	4	569	523
Energy costs		110	112
Depreciation and amortization	9, 10	38	85
Repairs and maintenance expense		92	87
Transportation and warehousing expenses		64	60
General corporate expenses allocated by the Owner	2	17	9
Consulting fees and expenses		30	9
Operating lease expense	23	19	18
Other expenses		221	333

Total cost of sales, selling and administrative expenses and research and development expenses		2,958	2,471

4.    EMPLOYEE BENEFIT EXPENSE

Year ended December 31,	Notes	2010	2009
Wages and salaries, excluding amounts in restructuring costs		419	386
Social security costs		113	105
Post-retirement costs:
Defined contribution plans	18	2	2
Defined benefit plans	18	19	15
Other post-retirement benefits	18	16	15

Total employee benefit expense		569	523

5.    OTHER EXPENSES (INCOME) — NET

The components of Other expenses (income) — net — third and related parties are as follows:

Third Parties — Year ended December 31,	Notes	2010	2009
Exchange (gains) losses from the remeasurement of monetary assets and liabilities — net	6	7	(1)
(Gains) losses on disposals of property, plant and equipment — net	10	1	—
(Gains) losses on disposals of businesses and investments — net	26	—	17
Provisions for (recoveries of) trade accounts receivables impairment — net	15	(1)	5
Other — net		(15)	(6)

Total other expenses (income) — net — third parties		(8)	15

Related Parties — Year ended December 31,	Notes	2010	2009
Unrealized (gains) losses on derivatives at fair value through profit and loss — net	24	31	(162)
(Gain) on forgiveness of loan due to related party	24	—	(29)
Service fee income	24	(6)	(19)
Service fee expense	24	—	4

Total other expenses (income) — net — related parties		25	(206)

6.    CURRENCY (GAINS) LOSSES

The Group incurs current period gains and losses (recognized in the combined income statements) and deferred translation adjustments (recognized in Other comprehensive income and included in Invested equity) arising from changes in foreign currency exchange rates. These are included in the Group’s combined financial statements as follows:

COMBINED INCOME STATEMENTS

Year ended December 31,	2010	2009
Loss for the year from continuing operations:
Other expenses (income) — net (third and related party combined)
Exchange (gains) losses from the remeasurement of monetary assets and liabilities — net	7	(1)
Unrealized (gains) losses on foreign currency derivatives — net	5	2

Total	12	1

Income (loss) for the year from discontinued operations:
Realized translation (gains) losses — net(A)	3	(1)

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

Year ended December 31,	2010	2009
Foreign currency translation reserve — beginning of year	58	47
Effect of exchange rate changes — net	(17)	12
Realized translation adjustments — net(A)	3	(1)

Foreign currency translation reserve — end of year	44	58

(A)	Accumulated deferred translation adjustments that are included in the Foreign currency translation reserve component of the Group’s Invested equity, arising from the Group’s ownership in operations where the euro is not the entity’s functional currency, are released from the Foreign currency translation reserve and realized when such foreign operations are divested. The realized translation (gains) losses — net are included in Other expenses (income) — net within (Gains) losses on sales of businesses and investments — net or Income (loss) for the year from discontinued operations, depending on the nature of the disposal.

7.    FINANCE INCOME (COSTS) — NET

Finance income (costs) — net are comprised of the following items:

Year Ended December 31,		2010			2009
	Notes	Third Parties	Related Parties	Total	Third Parties	Related Parties	Total
Finance income:
Interest income earned on:
Interest income on loans receivable	24	—	—	—	—	2	2
Finance lease	15	2	—	2	2	—	2

		2	—	2	2	2	4

Finance costs:
Interest expense on borrowings	16,24	—	(6)	(6)	—	(16)	(16)
Miscellaneous other interest expense		(3)	—	(3)	(2)	—	(2)

		(3)	(6)	(9)	(2)	(16)	(18)

Finance costs — net		(1)	(6)	(7)	—	(14)	(14)

8.    INCOME TAX EXPENSE (BENEFIT)

The current and deferred components of the Group’s income tax expense (benefit) are as follows:

Year ended December 31,	2010	2009
Current income tax expense	5	3

Deferred income tax expense (benefit), relating to:
Tax losses	1	(16)
Decelerated capital allowances	(50)	(48)
Accounting provisions	6	(3)
Post-retirement benefits	—	4
Other — net	(6)	21

Total deferred income tax benefit	(49)	(42)

Income tax benefit	(44)	(39)

The Group’s effective income tax rates and the amount of income tax expense (benefit) for the years ended December 31, 2010 and 2009 differ from the rates and amounts that would arise using the composite statutory income tax rates applicable by tax jurisdiction, as follows:

Year ended December 31,	2010	2009
Loss for the year before income taxes from continuing operations	(253)	(254)

Composite statutory income tax rates applicable by tax jurisdiction	33.6%	26.8%

Tax benefit calculated at composite statutory tax rates applicable by tax jurisdiction	(85)	(68)
Tax effects of:
Unrecorded tax benefits	43	29
Other — net	(2)	—

Income tax benefit	(44)	(39)

Effective income tax rates	17.4%	15.4%

9.    INTANGIBLE ASSETS

Intangible asset balances and activity are comprised as follows:

	Trademarks and Licenses	Patented and Non-Patented Technology	Customer Contracts	Total
At January 1, 2009
Cost	12	4	17	33
Accumulated amortization and impairment	(5)	(1)	(17)	(23)

Net book amount at January 1, 2009	7	3	—	10

Year ended December 31, 2009 Activity
Net book amount at January 1, 2009	7	3	—	10
Amortization expense	(1)	—	—	(1)

Net book amount at December 31, 2009	6	3	—	9

At December 31, 2009
Cost	12	4	17	33
Accumulated amortization and impairment	(6)	(1)	(17)	(24)

Net book amount at December 31, 2009	6	3	—	9

	Trademarks and Licenses	Patented and Non-Patented Technology	Customer Contracts	Total
Year ended December 31, 2010 Activity
Net book amount at January 1, 2010	6	3	—	9
Impairment charges	(5)	(3)	—	(8)
Effects of changes in foreign exchange rates	(1)	—	—	(1)

Net book amount at December 31, 2010	—	—	—	—

At December 31, 2010
Cost	12	3	19	34
Accumulated amortization and impairment	(12)	(3)	(19)	(34)

Net book amount at December 31, 2010	—	—	—	—

Amortization expense

Total amortization expense related to intangible assets is included in Cost of sales in the Group’s combined income statements.

Impairment tests for intangible assets

Intangible assets are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows).

Impairment charges

Year Ended December 31, 2010

As a result of the binding offer and Transaction as described in Note 1 — General Information, the Group determined that the carrying amounts of the Group’s assets were in excess of their recoverable amounts. As a result, the Group recorded impairment charges of €8 in its Aerospace & Transportation operating segment (see Note 28 — Operating Segment Information).

10.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and activity are as follows:

	Notes	Land And Property Rights	Buildings	Machinery And Equipment	Construction Work In Progress (Cwip)	Total
At January 1, 2009
Cost		191	385	811	72	1,459
Less: Accumulated depreciation, amortization and impairment		(69)	(226)	(474)	(24)	(793)

Net book amount at January 1, 2009		122	159	337	48	666

Year ended December 31, 2009 Activity
Net book amount at January 1, 2009		122	159	337	48	666
Additions	28	—	1	13	48	62
Transfers in from (out of) CWIP		2	6	55	(63)	—
Depreciation and amortization expense	3	—	(25)	(59)	—	(84)
Impairment charges		(39)	(54)	(118)	(3)	(214)
Disposals		(11)	(1)	(6)	—	(18)
Other adjustments — net		—	—	3	—	3
Effects of changes in foreign exchange rates		1	2	6	1	10

Net book amount at December 31, 2009		75	88	231	31	425

At December 31, 2009
Cost		185	397	888	62	1,532
Less: Accumulated depreciation, amortization and impairment		(110)	(309)	(657)	(31)	(1,107)

Net book amount at December 31, 2009		75	88	231	31	425

Year ended December 31, 2010 Activity
Net book amount at January 1, 2010		75	88	231	31	425
Additions	28	—	—	13	38	51
Disposals	5	—	—	(1)	—	(1)
Transfers in from (out of) CWIP		1	1	1	(3)	—
Depreciation and amortization expense	3	—	(9)	(29)	—	(38)

Impairment charges		(31)	(23)	(106)	(56)	(216)
Contribution by the Non-controlling interests	25	—	—	2	—	2
Other adjustments — net		(3)	1	(8)	9	(1)
Effects of changes in foreign exchange rates		(3)	—	(4)	(1)	(8)

Net book amount at December 31, 2010		39	58	99	18	214

At December 31, 2010
Cost		180	398	856	102	1,536
Less: Accumulated depreciation, amortization and impairment		(141)	(340)	(757)	(84)	(1,322)

Net book amount at December 31, 2010		39	58	99	18	214

Depreciation and amortization expense

Total depreciation and amortization expense related to property, plant and equipment is included in the Group’s combined income statements as follows:

Year ended December 31,	2010	2009
Cost of sales	30	70
Selling and administrative expenses	4	5
Research and development expenses	4	9

	38	84

Impairment tests for property, plant and equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is based on the higher of fair value less costs to sell (market value) and value in use (determined using estimates of discounted future net cash flows).

Impairment charges

Year Ended December 31, 2010

As a result of the binding offer and Transaction as described in Note 1 — General Information, the Group determined that the carrying amounts of the Group’s assets were in excess of their recoverable amounts. As a result, the Group recorded impairment charges of €216.

Year Ended December 31, 2009

Based on calculations performed by expert valuation consultants using primarily a “market approach” whereby fair value is based on a comparison to publicly traded companies and transactions in its industry and markets, the estimated overall value of the Group decreased significantly. The decline in overall value was primarily a result of (i) the global economic downturn; (ii) the adverse trading performance of the Group’s companies in their respective markets; and (iii) adverse changes in the capital markets, which made it difficult to finance the acquisitions of companies in general. As a result, the Group recorded impairment charges of €214.

All of the Group’s impairment charges related to property, plant and equipment for the years ended December 31, 2010 and 2009 were associated with the Group’s continuing operations. Impairments of property, plant and equipment by operating segment (see Note 28 — Operating Segment Information) are as follows:

Year ended December 31,	2010	2009
Aerospace & Transportation	65	5
Automotive Structures & Industry	24	123
Packaging & Automotive Rolled Products	93	86
Intersegment and other	34	—

Total impairment charge	216	214

11.    INVESTMENTS IN JOINT VENTURES

The activity in the Group’s investments in joint ventures is summarized as follows:

	2010	2009
At January 1,	11	12
Group’s share of profit of joint ventures	2	—
Effects of changes in foreign exchange rates	—	(1)

At December 31,	13	11

None of the joint ventures in which the Group holds an interest is a publicly listed or traded entity. The Group’s share of each of the revenues, profit (loss) for the year, assets (including goodwill) and liabilities of its principal joint ventures, and a description of the business of each such venture is as follows:

	Consortium Strojmetal A.S. Kamenice(A)	Rhenaroll S.A.(B)
Country of incorporation:	Czech Republic	France
Interest held by the Group:	50%	49.85%
2010:
Revenues	21	2
Profit (loss) for the year	3	(1)
Assets	15	1
Liabilities	3	—
2009:
Revenues	11	1
Profit (loss) for the year	—	—
Assets	12	3
Liabilities	4	—

(A)	Specializes in the forging of products primarily for the automotive industry.

(B)	Specializes in the chrome-plating, grinding and repairing of rolling mills’ rolls and rollers.

12. DEFERRED INCOME TAXES

Deferred income tax assets and liabilities arise from the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are offset when the deferred income tax asset and liability amounts are due from and to the same tax jurisdiction and fiscal authority.

The Group’s total deferred income tax assets and liabilities, before offsetting amounts by tax jurisdiction, and the amounts shown in the Group’s combined statements of financial position are as follows:

At December 31,	2010	2009
Deferred income tax assets arising from:
Tax losses	(69)	(69)
Post-retirement benefits	(46)	(40)
Accounting provisions	(33)	(36)
Capital allowances	(94)	(51)
Other	—	—

Total deferred income tax assets	(242)	(196)

At December 31,	2010	2009
Deferred income tax liabilities arising from:
Accelerated capital allowances	15	27
Other	14	14

Total deferred income tax liabilities	29	41

Net deferred income tax (assets) liabilities	(213)	(155)

As shown in the Group’s combined statements of financial position:
Deferred income tax assets	(222)	(173)
Deferred income tax liabilities	9	18

Net deferred income tax (assets) liabilities	(213)	(155)

In France, the Group incurred losses in the year ended December 31, 2009 and had net deferred income tax assets of €203 and €160, and €162 at December 31, 2010 and 2009, respectively. The losses were mainly due to conditions existing as a result of the economic downturn. The Group expects future operations to generate sufficient taxable income to realize these net deferred income tax assets.

At December 31, 2010, the Group has unrecognized deferred income tax assets mostly related to U.S. businesses comprised of: (i) deductible temporary differences of €371; and (ii) unused tax losses of €334, which expire at various dates between 2012 and 2030.

The following table shows the changes in the Group’s net deferred income tax liabilities (assets) for the years ended December 31, 2010 and 2009 and where the offsetting impact of the changes appears in the Group’s combined financial statements.

	2010	2009
Balance at January 1,	(155)	(119)

Deferred income taxes charged (credited) to the combined income statement:
Continuing operations	(49)	(42)
Discontinued operations	—	2

	(49)	(40)

Deferred income taxes charged (credited) directly to Invested equity	(1)	5
Disposals of businesses	—	(1)
Effects of changes in foreign exchange rates	(8)	—

Balance at December 31,	(213)	(155)

13.    OTHER FINANCIAL ASSETS

Other financial assets are comprised of the following:

	Non-Current		Current
At December 31,	2010	2009	2010	2009
Available for sale securities	—	7	—	—
Derivatives not designated as hedges — related parties	13	41	91	48

Total other financial assets	13	48	91	48

Details of derivatives not designated as hedges — related parties are described in Note 21 — Financial Risk Management, Note 22 — Financial Instruments and Note 24 — Related Party Transactions.

14.    INVENTORIES

Inventories are comprised of the following:

At December 31,	2010	2009
Finished goods	113	86
Work in progress	85	69
Raw materials	274	175
Stores and supplies	28	28

Total inventories	500	358

The Group carries inventories at the lower of cost and net realizable value (NRV). Adjustments to increase (decrease) the NRV reserve for inventories are included as charges (credits) in Cost of sales. During the years ended December 31, 2010 and 2009, the Group recorded total (decreases) to the NRV reserve for inventories of €(1) and €(27), respectively, of which €(1) resulted in a credit to Loss for the year from discontinued operations during each year, and nil and €(26) resulted in credits to Cost of sales during the years ended December 31, 2010 and 2009, respectively.

15.    TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

		Non-Current		Current
At December 31,	Notes	2010	2009	2010	2009
Trade receivables — third parties — gross		—	—	426	358
Less: Provision for impairment		—	—	(8)	(18)

Trade receivables — third parties — net		—	—	418	340
Trade receivables — related parties	24	—	—	20	14

Total trade receivables — net		—	—	438	354

Net finance lease receivable		39	36	4	4
Other debtors		22	12	29	20
Deferred tooling development costs		5	4	—	—
Other prepayments and accrued income		—	—	12	24
Interest receivable — related parties	24	—	—	—	4

Total trade receivables and other		66	52	483	406

Aging of trade receivables

The aging of total trade receivables by percentage of the total, including third parties — gross and related parties, is as follows:

At December 31,	2010	2009
Current	94%	86%
1 — 30 days past due	3%	6%
31 — 60 days past due	1%	1%
61 — 90 days past due	—%	1%
Greater than 90 days past due	2%	6%

	100%	100%

Provision for impairment

Group management periodically reviews its customers’ account agings, credit worthiness, payment histories and balance trends in order to evaluate trade accounts receivable for impairment. Group management also considers whether changes in general economic conditions, and in the industries in which the Group operates in particular, are likely to impact the ability of the Group’s customers to remain current or pay their account balances in full.

Revisions to the provision for impairments arising from changes in estimates are included as either additional provisions or recoveries, with the offsetting expense or income included in Other expenses (income) — net.

Changes in the Group’s provision for impairment are as follows:

	2010	2009
Provision for impairment at January 1,	(18)	(13)
(Additions to) recoveries of impairment provisions — net	1	(5)
Trade receivables written off as uncollectible	9	—

Provision for impairment at December 31,	(8)	(18)

None of the other amounts included in the Group’s other receivables was deemed to be impaired. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

Currency concentration

The composition of the carrying amounts of the Group’s trade receivables — net in EUR equivalents is denominated in the currencies shown below.

At December 31,	2010	2009
Euro	240	189
U.S. dollar	170	143
Swiss franc	9	11
All other	19	11

Total trade receivables — net	438	354

Sales of trade receivables

Germany

During September 2010, the Group entered into a program to sell certain trade receivables without recourse to a financial institution. During the year ended December 31, 2010, the Group entered into an agreement to sell up to €5 of trade receivables under this program. At December 31, 2010, the Group had sold trade receivables of €3 related to this program. These receivables were derecognized from the combined statements of financial position as the Group had transferred substantially all of the associated risks and rewards. The Group incurred no significant fees in connection with this program for the year ended December 31, 2010.

France

In France, the Group participated in two programs to sell certain trade receivables without recourse to a financial institution. During the year ended December 31, 2010, both of these programs were terminated by the Group. During the year ended December 31, 2009, the Group entered into agreements to sell up to €56 of trade receivables under these programs. At December 31, 2009, the Group had sold trade receivables of €2 related to these programs. These receivables were derecognized from the combined statements of financial position as the Group had transferred substantially all of the associated risks and rewards. There were no net fees incurred by the Group in association with these programs as the fees charged by the financial institution are reimbursed to the Group by the customers participating in the programs.

North America

In March 2005, certain of the Owner’s businesses in North America entered into a program to sell an undivided interest in certain trade receivables with limited recourse to a third party. Certain Group trade receivables were used in this program. Under this program, the Owner (which owns the Group entities for which the receivables are used and is not included in the Group) sold an undivided interest in the receivables of the Group’s entities, under an Eligible Operating Subsidiary Receivables Purchase Agreement. The sales of these receivables did not qualify for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement” as the Owner retained substantially all of the associated risks and rewards. The Owner’s use of the Group’s receivables had no financial impact on the Group’s combined financial statements and accordingly, the Group continued to include these receivables in Trade receivables and other in its combined statements of financial position.

In August 2009, the program was terminated by mutual consent of the Owner and the Group and therefore, none of the Group’s trade receivables was used for this program at December 31, 2010 or 2009.

Net finance leases receivable

In December 2003, Alcan entered into a 13-year finance lease as lessor with a third party for certain of its property, plant and equipment located in Teningen, Germany. The lease has an interest rate of 3.52 percent and the Group receives fixed monthly payments of €0.1. The amounts receivable under this lease are included in Other debtors in the table shown above.

In December 2004, Alcan entered into a 15-year finance lease as lessor with a third party for certain of its property, plant and equipment located in Sierre, Switzerland. The lease has an interest rate of 3.43 percent and the Group receives fixed quarterly payments of 1.7 million Swiss francs (approximately €1.4 at December 31, 2010 using the prevailing foreign exchange rate). The following tables show the reconciliation of the Group’s gross investment in finance lease to the net finance lease receivable (which is the present value of minimum lease payments receivable) by period.

At December 31,	2010			2009
	Gross Investment In Finance Lease	Less Unearned Finance Lease Income	Net Finance Lease Receivable	Gross Investment In Finance Lease	Less Unearned Finance Lease Income	Net Finance Lease Receivable
Period:
Within 1 year	6	(2)	4	5	(1)	4
Between 2 and 5 years	22	(4)	18	19	(4)	15
Later than 5 years	22	(1)	21	23	(2)	21

	50	(7)	43	47	(7)	40

16.    BORROWINGS

Borrowings due to third parties

The Group’s non-current and current borrowings due to third parties are comprised of various non-interest bearing instruments (typically from government entities) and other fixed and variable rate loans.

Borrowings due to related parties

The Group and its related parties (the Owner and its subsidiaries, businesses and entities) have historically loaned and borrowed funds among themselves through intercompany term loans, revolving credit facilities and cash pooling agreements on an as needed basis. As of December 31, 2010, there are no material committed and undrawn facilities from related parties upon which the Group has the availability to draw down additional borrowings.

Non-current borrowings due to related parties

The following table shows the details of the Group’s non-current borrowings due to related parties.

			Non-Current Borrowings Due to Related Parties
At December 31,		Interest Rates(A)	2010	2009
Borrower and Instrument(B)	Counterparty
PRP Property & Equipment, LLC
Fixed rate loan due 2017 (USD 7 million)(C)	Pechiney Metals LLC	5.50%	—	5

Total non-current borrowings due to related parties			—	5

(A)	Interest rates are the effective rates at the most recent year end date for which a borrowing balance is presented.

(B)	Amounts owed in currencies other than the euro indicate the denomination of the borrowing instrument and the stated foreign currency equivalent of the outstanding balance at the most recent year end date for which a borrowing balance is presented.

(C)	This loan was paid in full during the year ended December 31, 2010, in advance of its maturity date, in contemplation of the Transaction as described in Note 1 — General Information.

Current borrowings due to related parties

In contemplation of the Transaction as described in Note 1 — General Information, during the year ended December 31, 2010 the Group repaid or converted to Owner’s net investment (included in Invested equity) a substantial portion of its current borrowings due to related parties. The following table shows the details of the Group’s current borrowings due to related parties.

			Current Borrowings Due to Related Parties
At December 31,		Interest Rates(1)	2010	2009
Borrower and Instrument(2)	Counterparty
Engineered Products France S.A.S.
Variable rate multi-currency revolving credit facility(3)	Alcan France S.A.S.	1.86%	134	311
Ravenswood Rolled
Variable rate revolving credit facility (USD 384 million)(4)	Alcan Corporation	1.43%	—	268
Alcan Holdings Germany GmbH
Variable rate cash pooling agreement(5)	Alcan Packaging Tscheulin-Rothal GmbH	1.64%	—	38
Variable rate cash pooling agreement(6)	Alcan Packaging Muehltal GmbH	1.64%	—	14
Variable rate cash pooling agreement(5)	Alcan Packaging Neumunster GmbH	1.64%	—	7
Alcan Alesa Engineering AG
Variable rate multi-currency revolving credit facility	Alcan France S.A.S.	1.34%	39	—
Pechiney Aviatube Ltd.
Variable rate loan (16 million British pounds (GBP))	Pechiney Holdings UK Limited	1.74%	19	18
Alcan Rhenalu
Variable rate multi-currency revolving credit facility	Alcan France S.A.S.	1.44%	—	12
Other miscellaneous	Various	Various	3	11

Total current borrowings due to related parties			195	679

(1)	Interest rates are the effective rates at the most recent year end date for which a borrowing balance is presented, and for multi-currency revolving credit facilities are the weighted-average interest rate for each respective facility.

(2)	Amounts owed in currencies other than the euro indicate the denomination of the borrowing instrument and the stated foreign currency equivalent of the outstanding balance at the most recent year end date for which a borrowing balance is presented.

(3)	The significant reduction of this credit facility during the year ended December 31, 2010 was due to repayment in contemplation of the Transaction. Additionally, subsequent to December 31, 2010, approximately €47 of the credit facility was converted to Owner’s net investment during January 2011 prior to and in contemplation of the Transaction.

(4)	This balance of this credit facility was converted to Owner’s net investment during the year ended December 31, 2010 in contemplation of the Transaction.

(5)	The balances of these cash pooling agreements were repaid during the first quarter of 2010 as part of the sale of certain Rio Tinto Packaging entities (including the named counterparties to these debt instruments).

(6)	This balance of this cash pooling agreement was repaid during the year ended December 31, 2010 in contemplation of the Transaction.

Currency concentration

The composition of the carrying amounts of the Group’s total non-current and current borrowings due to third and related parties in EUR equivalents is denominated in the currencies shown below.

At December 31,	2010	2009
U.S. dollar	1	442
Euro	88	199
British pound	27	23
Swiss franc	73	21
Other currencies	11	5

Total borrowings	200	690

Variable rate borrowings and interest rate sensitivity

At December 31, 2010 and 2009, substantially all of the Group’s total borrowings were at variable rates. The annual effect on net earnings of a 50 basis point increase or decrease in the LIBOR interest rates on the portion of the Group’s borrowings at variable interest rates at December 31, 2010 and 2009 (using the Group’s composite statutory tax rates) was estimated to be €1 and €2 for the years ended December 31, 2010 and 2009, respectively.

Fair value

The carrying value of Group’s borrowings approximate their fair value due to their short maturity or because they are at variable interest rates.

17.    TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

		Non-Current		Current
At December 31,	Notes	2010	2009	2010	2009
Trade payables
— third parties		—	—	300	216
— related parties	24	—	—	119	80

		—	—	419	296
Other payables		—	—	15	13
Employee entitlements		35	34	141	120
Other accruals		4	4	80	61
Deferred revenues, including tooling		15	24	32	32
Taxes payable other than income		—	—	10	8
Accrued interest payable — related parties	24	—	—	—	1

Total trade payables and other		54	62	697	531

18.    POST-RETIREMENT BENEFITS

Description of plans

The Group operates a number of pension and post-retirement healthcare plans. Some of these plans are defined contribution plans and some are defined benefit plans, with assets held in separate trustee-administered funds. Valuations of these plans are produced and updated annually to December 31, by qualified actuaries.

Pension plans

The Group’s pension obligations are in the U.S., Switzerland, Germany, France and Japan. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by Group practice, collective agreement or statutory requirement.

Post-retirement healthcare plans

The Group provides health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants, mainly in the U.S. Eligibility for coverage is dependent upon certain age and service criteria. These benefit plans are unfunded.

Plan assets

The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. The proportions of the aggregate fair value of assets held by all of the Group’s pension plans for each asset class were as follows:

At December 31,	2010	2009
Equities	44%	45%
Bonds	25%	28%
Property	18%	17%
Other	13%	10%

	100%	100%

Main assumptions (rates per annum)

The main assumptions used in the valuations of the plans are set out below:

	Switzerland	US	Eurozone	Other
At December 31, 2010
Rate of increase in salaries	2.6%	3.8%	2.1%	2.1%
Rate of increase in pensions	—%	—%	2.1%	—%
Discount rate	2.6%	5.3%	4.9%	2.0%
Inflation	1.6%	2.3%	2.1%	1.0%
At December 31, 2009
Rate of increase in salaries	2.7%	4.0%	2.1%	2.1%
Rate of increase in pensions	—%	—%	1.8%	—%
Discount rate	2.9%	5.9%	5.3%	2.0%
Inflation	1.5%	2.5%	2.1%	1.0%

The main financial assumptions used for the healthcare plans, which are predominantly in the U.S., were: discount rate: 5.3 percent (2009: 5.9 percent); medical trend rate: 8.5 percent, reducing to 5.0 percent by the year 2017 broadly on a straight-line basis (2009: 8.5 percent, reducing to 5.0 percent by the year 2016); and claims cost based on individual company experience. For both the pension and healthcare benefit plans, the post-retirement mortality assumptions allow for future improvements in life expectancy. The mortality tables used for the main benefit plans imply that a male aged 60 at December 31, 2010 has an expected future life expectancy of 24 years (2009: 24 years), and that a male reaching age 60 at December 31, 2030 would have an expected future life expectancy of 26 years (2009: 25 years).

Long-term rate of return expected at:	Switzerland	US	Eurozone	Other
January 1, 2010
Equities	6.4%	8.3%	N/A	N/A
Bonds	2.8%	5.0%	N/A	N/A
Property	4.4%	6.3%	N/A	N/A
Other	3.4%	3.1%	N/A	N/A
January 1, 2009
Equities	6.5%	7.5%	N/A	N/A
Bonds	3.2%	4.0%	N/A	N/A
Property	4.5%	5.0%	N/A	N/A
Other	2.4%	2.2%	N/A	N/A

The expected rate of return on pension plan assets is determined as management’s best estimate of the long-term returns of the major asset classes — equities, bonds, property and other — weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred on investment returns within pension plans. The pension plan assets of Eurozone and Other are not significant or nil, therefore the expected rates of return are not meaningful and not presented above.

The sources used to determine management’s best estimate of long-term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts’ or governments’ expectations as applicable.

Total expense recognized in the Group’s combined income statements

The expenses shown as attributable to continuing operations in the following tables are included as an employee cost within employee benefit expense. See Note 4 — Employee Benefit Expense.

Year ended December 31, 2010	Pension Benefits	Other Benefits	Total
Current employer service cost for defined benefit plans	15	4	19
Current employer service cost for defined contribution plans	2	—	2
Interest cost	26	13	39
Expected return on assets	(15)	—	(15)
Gains on curtailment and settlement	(6)	—	(6)

Total expense	22	17	39

Attributable to:
Continuing operations	21	16	37
Discontinued operations	1	1	2

Total expense	22	17	39

Year ended December 31, 2009	Pension Benefits	Other Benefits	Total
Current employer service cost for defined benefit plans	14	4	18
Current employer service cost for defined contribution plans	2	—	2
Interest cost	26	12	38
Expected return on assets	(12)	—	(12)
Gains on curtailment and settlement	(12)	—	(12)

Total expense	18	16	34

Attributable to:
Continuing operations	17	15	32
Discontinued operations	1	1	2

	18	16	34

Gains (losses) recognized in the Group’s combined financial statements

	2010	2009
Cumulative gains (losses) recognized directly in the combined statements of changes in invested equity:
At January 1,	(47)	(56)
Actuarial gains (losses) for the year — net of tax, recognized in other comprehensive income (loss) for the year	(34)	9

At December 31,	(81)	(47)

Fair values, obligations and deficits in pension and other benefit plans

The following amounts were measured in accordance with IAS 19:

At December 31, 2010	Pension Benefits	Other Benefits	Total
Total fair value of plan assets	300	—	300

Present value of obligations:
Funded	(496)	—	(496)
Unfunded	(108)	(233)	(341)

Total	(604)	(233)	(837)

Aggregate plan deficit to be shown in the combined statements of financial position	(304)	(233)	(537)

Comprised of:
Deficits in pension plans	(304)	—	(304)
Unfunded post-retirement healthcare obligation	—	(233)	(233)

	(304)	(233)	(537)

At December 31, 2009	Pension Benefits	Other Benefits	Total
Total fair value of plan assets	252	—	252

Present value of obligations:
Funded	(432)	—	(432)
Unfunded	(102)	(202)	(304)

Total	(534)	(202)	(736)

Aggregate plan deficit to be shown in the combined statements of financial position	(282)	(202)	(484)

Comprised of:
Deficits in pension plans	(282)	—	(282)
Unfunded post-retirement healthcare obligation	—	(202)	(202)

	(282)	(202)	(484)

The amounts shown above as Deficits in pension plans and Unfunded post-retirement healthcare obligations are included in Post-retirement benefits in the combined statements of financial position.

Contributions to plans

Contributions to pension plans totalled €31 and €27 for the years ended December 31, 2010 and 2009, respectively. These contributions include €2 in each year relating to plans providing purely defined contribution benefits (including 401k plans in the U.S.). These contributions are charged to expense and are included in the amounts shown above as “current employer service cost”.

Contributions for other benefits totalled €12 for each of the years ended December 31, 2010 and 2009.

Contributions to pension plans for the year ending December 31, 2011 are expected to be approximately €4 higher than 2010 contributions. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

Change in present value of the defined benefit obligation and in the fair value of plan assets

The amounts shown below include, where appropriate, 100 percent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or accounted for under the equity method of accounting. Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group.

Year ended December 31, 2010	Pension Benefits	Other Benefits	Total
Change in present value of obligation:
Present value of obligation at January 1,	(534)	(202)	(736)
Current employer service cost	(15)	(4)	(19)
Interest cost	(26)	(13)	(39)
Contributions by plan participants	(5)	—	(5)
Experience gains (losses)	(3)	5	2
Changes in actuarial assumptions gains (losses)	(26)	(16)	(42)
Benefits paid	42	12	54
Curtailment gains (losses)	6	—	6
Currency exchange rate gains (losses)	(43)	(15)	(58)

Present value of obligation at December 31,	(604)	(233)	(837)

Year ended December 31, 2009	Pension Benefits	Other Benefits	Total
Change in present value of obligation:
Present value of obligation at January 1,	(515)	(201)	(716)
Current employer service cost	(14)	(4)	(18)
Interest cost	(26)	(12)	(38)
Contributions by plan participants	(5)	—	(5)
Experience gains (losses)	12	4	16
Changes in actuarial assumptions gains (losses)	(25)	(5)	(30)
Benefits paid	23	12	35
Curtailment gains (losses)	12	—	12
Currency exchange rate gains (losses)	4	4	8

Present value of obligation at December 31,	(534)	(202)	(736)

Gains and losses on obligations:

Year ended December 31,	2010	2009
Experience gains (losses)	2	16
As a percentage of the present value of the obligations	0.2%	2.2%
Change in assumptions gains (losses)	(42)	(30)

Change in plan assets:

Year ended December 31, 2010	Pension Benefits	Other Benefits	Total
Change in plan assets:
Fair value of plan assets at January 1,	252	—	252
Expected return on plan assets	15	—	15
Actuarial gains (losses) on plan assets	6	—	6
Contributions by plan participants	5	—	5
Contributions by employer	29	12	41
Benefits paid	(42)	(12)	(54)
Currency exchange rate gains (losses)	35	—	35

Fair value of plan assets at December 31,	300	—	300

Actual return on plan assets	21	—	21

Year ended December 31, 2009	Pension Benefits	Other Benefits	Total
Change in plan assets:
Fair value of plan assets at January 1,	212	—	212
Expected return on plan assets	11	—	11
Actuarial gains (losses) on plan assets	24	—	24
Contributions by plan participants	5	—	5
Contributions by employer	25	12	37
Benefits paid	(23)	(12)	(35)
Currency exchange rate gains (losses)	(2)	—	(2)

Fair value of plan assets at December 31,	252	—	252

Actual return on plan assets	35	—	35

Year ended December 31,	2010	2009
Actuarial return on plan assets:
Gains (losses)	6	24

As a percentage of plan assets	2.0%	9.5%

Post-retirement healthcare — sensitivity to changes in assumptions

An increase of one percent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by €2 and €1 in the years ended December 31, 2010 and 2009, respectively, and increase the benefit obligation at December 31, for these plans by €20 and €17 for the years ended December 31, 2010 and 2009, respectively. A decrease of one percent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post-retirement healthcare expense by €1 in each of the years ended December 31, 2010 and 2009, and decrease the benefit obligation for these plans by €17 and €14 at December 2010 and 2009, respectively.

19.    OTHER FINANCIAL LIABILITIES

Other financial liabilities are comprised of the following:

	Non-Current		Current
At December 31,	2010	2009	2010	2009
Derivatives not designated as hedges — related parties	3	2	43	4

Details of derivatives not designated as hedges — related parties are described in Note 21 — Financial Risk Management, Note 22 — Financial Instruments and Note 24 — Related Party Transactions.

20.    PROVISIONS

Provision balances and activity are comprised as follows:

	Close Down and Environmental Restoration Costs	Restructuring Costs	Legal Claims and Other Costs	Total
At December 31, 2009
Current	7	30	13	50
Non-current	58	9	13	80

	65	39	26	130

Year ended December 31, 2010 Activity
Additional provisions (recoveries) — net	(21)	8	(1)	(14)
Discounting of provisions (recoveries) — net	1	—	—	1
Unwinding of discount	3	—	—	3
Payments	(2)	(26)	(1)	(29)
(Recoveries) due to disposals of businesses within AIN (discontinued operations)(A)	—	(1)	—	(1)
Amounts settled by Owner (non-cash transfer of liability to Owner)	—	(2)	—	(2)
Effects of changes in foreign exchange rates	1	—	1	2

At December 31, 2010	47	18	25	90

At December 31, 2010
Current	6	17	12	35
Non-current	41	1	13	55

	47	18	25	90

(A)	See Note 26 — Purchases and Disposals of Businesses and Investments, including Discontinued Operations.

Close down and environmental restoration costs

The Group records provisions for the estimated present value of the costs of its environmental cleanup obligations and close down and restoration efforts based on the net present value of estimated future costs of the dismantling and demolition of infrastructure and the removal of residual material of disturbed areas. Certain of these matters are also described in Note 23 — Contingencies and Commitments.

The majority of the Group’s close down and environmental restoration provisions relate to closed sites or certain non-operational facilities within operating sites and are expected to be settled over the next five years.

Restructuring costs

The Group records provisions for restructuring costs when management has a detailed formal plan, is demonstrably committed to its execution, and can reasonably estimate the associated liabilities. The related charges are included in restructuring costs in the Group’s combined income statements. Subsequent changes to restructuring plans may result in further adjustments (including recoveries) of provisions. The following restructuring plan actions resulted in changes to the provisions for the Group, with corresponding charges and reversals included in Restructuring costs in the combined income statements.

Year ended December 31, 2010

The Group incurred restructuring provisions of €8 (including €2 in discontinued operations) during the year ended December 31, 2010 related primarily to restructuring programs in France, of which €2 was settled on our behalf by the Owner and included by us as a non-cash transfer of the liability to the Owner within Invested equity.

Year ended December 31, 2009

The Group incurred restructuring provisions of €43 (including €5 in discontinued operations) during the year ended December 31, 2009, of which €25, €6 and €6 relates to restructuring programs in France, the U.S. and Germany, respectively, and an additional €6 relates to programs throughout the rest of the world.

Legal claims and other costs

At December 31, 2010, the provision for legal claims and other costs includes €8 in litigation accruals, and other costs comprised of €9 relating to an estimate for potential occupational disease claims in France, €4 relating to tool dismantling, €3 relating to product warranties and guarantees and €1 relating to late delivery penalties (see Note 23 — Contingencies and Commitments).

21.    FINANCIAL RISK MANAGEMENT

The Group’s policies with regard to financial risk management are determined and governed by its Owner. The Owner’s financial risk management strategy focuses on having the financial flexibility required to execute its business strategy, by achieving the best mix of capital structure and risk transfer instruments in support of its business portfolio composition, business plan, growth plans, investment program and investor expectations.

Due to the Group’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (a) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (b) credit risk and (c) liquidity and capital management risk.

(a) Market risk

(i) Foreign exchange risk

The Group’s net investment, earnings and cash flows are influenced by multiple currencies due to the geographic diversity of the Group’s sales and the countries in which it operates. The euro and the U.S. dollar are the currencies in which the majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s operating plants are located and also by those currencies in which the costs of imported equipment and services are determined. The euro and U.S. dollar are the most important currencies influencing operating costs.

To the extent that the Group hedges foreign exchange transaction exposures, it is required to do so with the Owner’s risk management group.

As described in Note 2 — Summary of Significant Accounting Policies, the Group’s combined financial statements are presented in euros. Borrowings are typically executed in the functional currencies of the borrowers, which at December 31, 2010 is primarily the euro (see Note 16 — Borrowings).

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10 percent strengthening in the year end closing EUR exchange rate on the value of financial instruments not denominated in euros held by the Group at December 31, 2010 and 2009 would have impacted the Group’s earnings and Owner’s net investment (using the Group’s composite statutory income tax rates) by amounts as shown in the table below, which may not be indicative of future results since the balances of financial assets and liabilities may not remain constant throughout 2011.

	Impact (Increase/(Decrease)) on Earnings and Owner’s Net Investment Arising from the Balances of Foreign-Currency-Denominated Instruments Included in:
	Trade Receivables	Loans Receivable	Trade Payables	Borrowings
At December 31, 2010
U.S. dollar	(11)	(14)	10	—
Swiss franc	(1)	—	1	5
British pound	—	—	—	2

At December 31, 2009
U.S. dollar	(10)	(9)	9	32
Swiss franc	(1)	(17)	1	2
British pound	—	—	—	2
Czech koruna	—	(1)	—	—

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in aluminum, which is its primary metal input. At December 31, 2010, the Group has entered into derivatives (forward purchase contracts) for aluminum. Commodity price risk refers to the risk that the value of financial instruments that are held by the Group related to aluminum will fluctuate due to changes in market prices. During 2010 and in prior years, the Group also entered into derivatives for natural gas; however, at December 31, 2010 all such contracts had expired.

Commodity price sensitivity: Risks associated with derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on the Group’s net earnings and Owners’ net investment of a 10 percent increase in the market price of aluminum, based on the aluminum derivatives held by the Group at December 31, 2010 and 2009 (using the Group’s composite statutory tax rates), with all other variables held constant was estimated to be €20 and €24 for the years ended December 31, 2010 and 2009, respectively. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments that are held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash and loans receivable at variable rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

Interest rate sensitivity: Risks associated with variable-rate financial instruments

The net impact on the Group’s net earnings of a 50 basis point increase or decrease in LIBOR interest rates, based on the variable rate financial instruments held by the Group at December 31, 2010 and 2009 (using the Group’s composite statutory tax rates), with all other variables held constant, was estimated to be €1 and €2 for the years ended December 31, 2010 and 2009, respectively. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

(b) Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from deposits it has with banks and financial institutions and from its operating activities, primarily related to customer trade receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in Note 22 — Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to deposits with banks and financial institutions

Credit risk from balances with banks and financial institutions has historically been managed by the Owner’s treasury department in accordance with a Board approved policy. Group management is not aware of any significant risks associated with its cash and cash equivalents deposits.

Credit risks related to customer trade receivables

The Group has a diverse customer base geographically and by industry. The responsibility for customer credit risk management rests with Group management. Payment terms vary and are set in accordance with practices in the different geographies and end-markets served. Credit limits are typically established based on internal or external rating criteria, which take into account such factors as the financial condition of the customers, their credit history and the risk associated with their industry segment. Trade accounts receivable are actively monitored and managed, at the business unit or site level. Business units report credit exposure information to Group management on a regular basis. In situations where collection risk is considered to be above acceptable levels, risk is mitigated through the use of advance payments, letters of credit or credit insurance.

(c) Liquidity and capital risk management

The Group’s capital structure is a component of the capital structure of the Owner (see Note 2 — Summary of Significant Accounting Policies — Basis of Presentation), and includes borrowings and loans receivable. The Group’s total capital is defined as total invested equity plus net debt. Net debt includes borrowings from third and related parties, less loans receivable from related parties.

The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximize returns for its Owner and to maintain an optimal capital structure in order to reduce the cost of capital.

All activities around cash funding, borrowings and financial instruments are centralized within the Owner’s treasury department. Direct external funding or transactions with banks at the Group entity level are generally not permitted, and exceptions must be approved by the Owner. Capital and liquidity requirements within the Group are funded by the Owner in the form of cash transfers, cash pooling agreements and/or loans. Capital structures of entities within the Group are determined in consideration of tax and corporate finance objectives in order to ensure an optimal cost efficient financial structure for the Owner.

The tables below show the Group’s financial liabilities by relevant maturity groupings based on the remaining period from the respective dates of the statements of financial position to the contractual maturity date.

At December 31, 2010	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Borrowings(A)	198	1	1
Derivatives related to currencies and aluminum	43	3	—
Trade payables and other (excludes deferred revenue)	665	16	23

Total financial liabilities	906	20	24

At December 31, 2009	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
Borrowings(A)	683	4	3
Derivatives related to currencies, aluminum and natural gas	4	2	—
Trade payables and other (excludes deferred revenue)	499	20	18

Total financial liabilities	1,186	26	21

(A)	Borrowings include revolving credit facilities and cash pooling agreements which are considered short-term in nature and are included in the category “Less than 1 year”.

22.    FINANCIAL INSTRUMENTS

The tables below show the classification of the Group’s financial assets and liabilities, and include all third and related party amounts.

Financial assets and liabilities	Notes	Loans and Receivables	Available For Sale Securities	At Fair Value Through Profit and Loss	Other Financial Assets / Liabilities	Total
At December 31, 2010
Financial assets:
Cash and cash equivalents		15	—	—	—	15
Trade receivables and other(A)	15	481	—	—	—	481
Investments in joint ventures	11	—	—	—	13	13
Loans receivable — related parties
Short-term	24	206	—	—	—	206
Long-term	24	14	—	—	—	14
Other financial assets — related parties	13
Short-term		—	—	91	—	91
Long-term		—	—	13	—	13

Total financial assets		716	—	104	13	833

Financial liabilities:
Trade payables and other(B)	17			—	419	419
Current borrowings	16			—	198	198
Non-current borrowings	16			—	2	2
Other financial liabilities — related parties	19, 24
Short-term				43	—	43
Long-term				3	—	3

Total financial liabilities				46	619	665

Financial assets and liabilities	Notes	Loans and Receivables	Available For Sale Securities	At Fair Value Through Profit and Loss	Other Financial Assets / Liabilities	Total
At December 31, 2009
Financial assets:
Cash and cash equivalents		7	—	—	—	7
Trade receivables and other(A)	15	394	—	—	—	394
Investments in joint ventures	11	—	—	—	11	11
Loans receivable — related parties
Short-term	24	244	—	—	—	244
Long-term	24	258	—	—	—	258
Other financial assets	13
Short-term — related parties		—	—	48	—	48
Long-term — third parties		—	7	—	—	7
Long-term — related parties		—	—	41	—	41

Total financial assets		903	7	89	11	1,010

Financial liabilities:
Trade payables and other(B)	17			—	296	296
Current borrowings	16			—	683	683
Non-current borrowings	16			—	7	7
Other financial liabilities — related parties	19, 24
Short-term				4	—	4
Long-term				2	—	2

Total financial liabilities				6	986	992

(A)	Trade receivables and other includes only Total trade receivables — net and net finance lease receivable amounts.

(B)	Trade payables and other includes only Total trade payables amounts.

Derivative financial instruments

The Group enters into forward contracts to manage operating exposure to fluctuations in foreign currency, aluminum and natural gas prices. These contracts are not designated as hedges. The tables below show the fair values of the Group’s Other financial assets and liabilities regarding derivative instruments, all of which are classified as short- or long-term — related parties in the preceding tables.

At December 31,	2010	2009
Assets
Forward Contracts
Aluminum forward contracts
Less than 1 year	88	48
1 to 5 years	12	41

Total aluminum forward contracts	100	89

Currency forward contracts
Less than 1 year	3	—
1 to 5 years	1	—

Total currency forward contracts	4	—

Total assets relating to derivative instruments	104	89

At December 31,	2010	2009
Liabilities
Forward Contracts
Aluminum forward contracts
Less than 1 year	35	4
1 to 5 years	2	2

Total aluminum forward contracts	37	6

Currency forward contracts
Less than 1 year	8	—
1 to 5 years	1	—

Total currency forward contracts	9	—

Natural gas forward contracts
Less than 1 year	—	—

Total natural gas forward contracts	—	—

Total liabilities relating to derivative instruments	46	6

Fair values

The fair values of all of the Group’s financial assets and liabilities approximate their carrying values as a result of their liquidity or short maturity, or because they are at variable interest rates, or in the case of derivatives, because they are remeasured to their fair value at the date of each statement of financial position.

Valuation hierarchy

The tables below shows the fair value, by valuation method, of the Group’s financial assets and liabilities, other than investments in joint ventures, trade receivables and other and trade payables and other at December 31, 2010 and 2009.

Financial assets and liabilities	Notes	Total	Level 1(1)	Level 2(2)	Level 3(3)	Not Held At Fair Value
At December 31, 2010
Financial assets:
Loans receivable — related parties short-term and long-term	24	220	—	—	—	220
Other financial assets — related parties	13
Short-term		91	—	91	—	—
Long-term		13	—	13	—	—
Cash and cash equivalents		15	—	—	—	15

Total financial assets		339	—	104		235

Financial liabilities:
Current borrowings	16	198	—	—	—	198
Non-current borrowings	16	2	—	—	—	2
Other financial liabilities — related parties	19, 24
Short-term		43	—	43	—	—
Long-term		3	—	3	—	—

Total financial liabilities		246	—	46	—	200

Financial assets and liabilities	Notes	Total	Level 1(1)	Level 2(2)	Level 3(3)	Not Held At Fair Value
At December 31, 2009
Financial assets:
Loans receivable — related parties Short-term and long-term	24	502	—	—	—	502
Other financial assets	13
Short-term — related parties		48	—	48	—	—
Long-term — third parties		7	7	—	—	—
Long-term — related parties		41	—	41	—	—
Cash and cash equivalents		7	—	—	—	7

Total financial assets		605	7	89		509

Financial liabilities:
Current borrowings	16	683	—	—	—	683
Non-current borrowings	16	7	—	—	—	7
Other financial liabilities — related parties	19,24
Short-term		4	—	4	—	—
Long-term		2	—	2	—	—

Total financial liabilities		696	—	6	—	690

(1)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(2)	Valuation is based on inputs that are observable for the financial instruments which include quoted prices for similar instruments or identical instruments in markets which are not considered to be active or either directly or indirectly based on observable market data.

(3)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

23.     CONTINGENCIES AND COMMITMENTS

Contingencies

General claims

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Group from time to time in the ordinary course of business. In such cases, the ultimate liability cannot always presently be determined because of considerable uncertainties that may exist. Therefore, it is possible that future results of operations, financial position or cash flows could be materially affected by the resolution of certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the results of operations, financial position or cash flows of the Group. Provisions have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated (see Note 20 — Provisions). The only significant proceeding in which the Group is involved is described below.

Environmental remediation

In July 2006, Alcoa Inc. (Alcoa) filed suit against Alcan, Alcan Rolled Products — Ravenswood, LLC (ARP) and Pechiney Cast Plate, Inc. (PCP) as well as Century Aluminum Company (Century) in the United States District Court in Wilmington, Delaware. Alcoa, a former owner of a property known as the Vernon Facility, seeks a declaratory judgment that would allow it to avoid indemnification for the cost of remedying environmental conditions at the PCP facility in Vernon, California, which is being purchased by the City of Vernon, California.

The nature of the suit is to determine Alcoa’s obligations resulting from ARP’s claim for indemnification against Century and Century’s indemnification claim against Alcoa for the cost of remedying environmental conditions at the PCP facility. ARP, formerly named Pechiney Rolled Products (PRP), purchased the cast plate facility from Century in September 1999. Century had owned the cast plate facility since December 1998. Alcoa operated the facility for many years previous to Century. Century had an indemnification agreement with PRP, which extends for 12 years from date of purchase.

Alcan was dismissed from the suit for lack of personal jurisdiction. The Court vacated all court dates and will set new ones once the Remediation Action Plan in California has been finalized. During the year ended December 31, 2010, the Group spent approximately €1 on remediation efforts related to this matter. The Group has accrued €8 at December 31, 2010 related to the remaining environmental remediation of this site (see Note 20 — Provisions).

Occupational disease claims

Since the early 1990s, certain businesses included in the Group have been subject to claims and lawsuits in France relating to occupational diseases, such as mesothelioma and asbestosis. It is not uncommon for the investigation and resolution of such claims to go on over many years as the latency period for acquiring such diseases is typically between 25 and 40 years. For any such claim, it is up to the social security authorities in each jurisdiction to determine if a claim qualifies as an occupational illness claim. If so determined, the Group must settle the case or defend its position in court. In relation to known and unknown unsettled occupational disease claims, the Group has accrued €9 at December 31, 2010 (see Note 20 — Provisions).

Commitments

Capital projects

Capital expenditures contracted for but not yet incurred totalled €40 at December 31, 2010.

Operating leases

The Group leases various buildings, machinery, and equipment under operating lease agreements. Total rent expense for the years ended December 31, 2010 and 2009 was as follows:

Year ended December 31,	2010	2009
Rent expense attributable to:
Continuing operations	19	18
Discontinued operations	6	3

	25	21

The Group’s future aggregate minimum operating lease payments under non-cancelable operating leases at December 31, 2010 for continuing operations are as follows:

Total
Less than 1 year	10
Between 1 and 5 years	22
Over 5 years	2

34

24.    RELATED PARTY TRANSACTIONS

The following table describes the nature and amounts of related party transactions included in the Group’s combined income statements.

Year ended December 31,	Notes	2010	2009
Revenue(A)		20	45

Purchases of inventory(B)		574	246

Selling and administrative expenses(C)	2	17	9

Finance income	7
Interest income(D)		—	2

Finance costs	7
Interest expense(E)		6	16

Other expenses (income) — net	5
Unrealized (gains) losses on derivatives at fair value through profit and loss — net(F)		31	(162)
(Gain) on forgiveness of related party loan	16	—	(29)
Service fee income(G)		(6)	(19)
Service fee expense(G)		—	4

Total other expenses (income) — net		25	(206)

(A)	The Group sells products to certain subsidiaries and entities of the Owner.

(B)	Purchases of inventory from certain subsidiaries and entities of the Owner, net of changes in inventory levels, are included in Cost of sales in the Group’s combined income statements.

(C)	The Owner performs certain centralized corporate office general and administrative services for the benefit of its owned subsidiaries and entities, including those in the Group, and allocates expenses accordingly. See Note 2 — Summary of Significant Accounting Policies — Allocations from Owner — General corporate expenses.

(D)	The Group earns interest income on its short-term and long-term loans receivable from certain subsidiaries and entities of the Owner. See Note 7 — Finance Income (Costs) — Net. Details of loans receivable — related parties are included in the table below.

(E)	The Group incurs interest expense on its borrowings from related parties. See Note 16 — Borrowings and Note 7 — Finance Income (Costs) — Net.

(F)	The Owner is the counterparty to all of the Group’s derivative instruments. See Note 21 — Financial Risk Management and Note 22 — Financial Instruments.

(G)	The Group and the Owner provide various miscellaneous services to each other, such as support for payroll and post-retirement benefits, human resources and legal functions. These amounts are billed directly from party to party and are included in Other expenses (income) — net as service fee income and expense, with the corresponding invoices included in Trade receivables and other and Trade payables and other, as included in the table below.

The following table describes the nature and year-end related party balances of amounts included in the Group’s combined statements of financial position, none of which is secured by pledged assets or collateral.

At December 31,	Notes	2010	2009
Trade receivables and other — current(1)	15
Trade receivables		20	14
Interest receivable		—	4

Total trade receivables and other — current		20	18

Other financial assets(2)	13, 22
Current		91	48

Non-current		13	41

Short-term loans receivable(3)
Alcan Corporation
Variable rate loans USD 159 million at 0.00%		115	106
Variable rate loan USD 2 million at 1.46%		2	—

		117	106

Alcan France S.A.S. (Holding Company)
Variable rate multi-currency loans at 0.00%		88	87
Variable rate loan Czech koruna (CZK) 534 million at 1.02%		—	20

		88	107

Alcan Packaging Singen GmbH
Variable rate loan at 0.00%		—	24

Other subsidiaries and entities of the Owner
Various loans and terms		1	7

Total short-term loans receivable		206	244

Long-term loans receivable(3)
Alcan Holdings Switzerland AG (Holding Company)
Fixed rate loan Swiss franc (CHF) 311 million at 3.75%; matures June 2014(4)		—	210
Alcan Aluminium Valais, S.A. — AAV Smelter Steg
Fixed rate loan CHF 39 million at 2.28%; no maturity date(5)		—	26
Pechiney Becancour Inc.
Non-interest bearing loan USD 19 million; no maturity date		14	13
Tscheulin-Rothal GmbH
Non-interest bearing capital lease; matures December 2016(6)		—	9

Total long-term loans receivable		14	258

Trade payables and other — current(7)	17
Trade payables		119	80
Interest payable		—	1

Total trade payables and other — current		119	81

Other financial liabilities(2)	19, 22
Current		43	4

Non-current		3	2

Borrowings	16
Current		195	679

Non-current		—	5

(1)	The Group sells products and provides various miscellaneous services to certain subsidiaries and entities of the Owner and has interest receivable related to its loans receivable — related parties.

(2)	The Owner is the counterparty to all of the Group’s derivative instruments. See Note 21 — Financial Risk Management and Note 22 — Financial Instruments.

(3)	The Group’s capital structure includes related party short-term and long-term loans receivable from subsidiaries and entities of the Owner. Details of these related party loans receivable, including the counterparty names, balances receivable, currency of denomination (unless euro-denominated), maturity dates and interest rates at December 31, 2010 (or the most recent date for which a balance is presented) are included in this table. Short-term variable rate related party loans are typically based on the London Interbank Offered Rate or Euro Interbank Offered Rate plus or minus a margin, as established from time to time by the Group.

At December 31, 2010, the weighted-average interest rates on the Group’s short- and long-term related party loans receivable were 0.01 percent and 0.00 percent, respectively.

At December 31, 2010, the composition of the Group’s related party loans receivable in EUR equivalents, using prevailing foreign exchange rates was as follows:

At December 31, 2010	Current	Non-Current
USD	204	14
EUR	1	—
Other	1	—

	206	14

(4)	The balance due on this loan receivable was collected in full during the year ended December 31, 2010 in contemplation of the Transaction described in Note 1 — General Information.

(5)	The balance due on this loan receivable was charged (as a non-cash transaction) against Owner’s net investment (included in Invested equity) as the counterparty to the loan was a business entity that was discontinued by Rio Tinto.

(6)	As a result of Rio Tinto’s sale of certain of its Packaging entities (including the named counterparty to this debt instrument), the balance due on this capital lease became due from a third party during the year ended December 31, 2010.

(7)	Trade payables to related parties arise from the Group’s purchase of inventory and from certain centralized corporate office general and administrative services and various miscellaneous services that are provided to the Group by certain subsidiaries and entities of the Owner. In addition, the Group has interest payable to related parties arising from borrowings as described above and in Note 16 — Borrowings.

In addition to the amounts and balances shown in the tables above, the Group entered into certain additional arrangements with related parties, involving the sales of trade receivables and the Group’s participation in certain post-retirement benefit plans. The transaction amounts and balances associated with these arrangements are described in Note 15 — Trade Receivables and Other and Note 18 — Post-Retirement Benefits, and are not otherwise identified as related party amounts and balances in the accompanying combined financial statements. Key management remuneration is described in Note 27 — Key Management Remuneration.

25.    PRINCIPAL SUBSIDIARIES AND BUSINESSES

The following wholly-owned subsidiaries of Rio Tinto are legal entities where all or a substantial portion of the operations, assets, liabilities, and cash flows are included in the Group (along with the operations, assets, liabilities and cash flows of certain businesses, subsidiaries and divisions of Rio Tinto) as defined in Note 1 — General Information. Only the financial information related to the portion of the operations included in the Group have been included in the Group’s combined financial statements.

Subsidiary	Principal Operating Segments(A)	Country of Incorporation
Engineered Products International S.A.S.	AIN(B)	France
Alcan Rhenalu S.A.S.	A&T P&ARP	France
Alcan Aerospace S.A.S.	A&T	France
Societe des Fonderies d’Ussel	A&T	France
Alcan Centre de Recherches de Voreppe	All except AIN (Research and Development Facility)	France
Alcan France Extrusions S.A.S.	AS&I	France
Alcan Holdings Germany GmbH	AS&I P&ARP	Germany
Alcan Slovensko Extrusions s.r.o.	AS&I	Slovakia
Alcan Aluminium Valais S.A.	A&T AS&I	Switzerland
Alcan Decin Extrusions s.r.o.	AS&I	Czech Republic
Alcan Rolled Products Ravenswood LLC	A&T	U.S.
PRP Property & Equipment Co., LLC	A&T	U.S.
Alcan Automotive LLC	AS&I	U.S.
AIN U.S.A. Inc.	AIN(B)	U.S.
Alcan International Network (UK) Limited	AIN(B)	UK

(A)	See Note 28 — Operating Segment Information for definition and description of operating segments.

(B)	The businesses within the Alcan International Network operating segment are presented herein as discontinued operations. See Note 26 — Purchases and Disposals of Businesses and Investments, Including Discontinued Operations.

In addition to the wholly-owned subsidiaries described above, the Group is the 54 percent majority shareholder in Alcan Engley (Changchun) Automotive Structures Co Ltd. (hereafter, Engley), an entity incorporated in the People’s Republic of China on December 24, 2009. The initial net investment in Engley was comprised of €3 in cash contributed by the Group and €2 in property, plant and equipment contributed by the Non-controlling interests. Engley commenced operations in 2010 and is included in the Group’s Automotive Structures and Industry operating segment. As the Group exercises control over this majority-owned subsidiary, all of its assets and liabilities and results of operations are included in the Group’s combined financial statements, which present the amounts of net assets (invested equity), loss for the year and comprehensive income (loss) attributable to both the Owner of the Group and the Non-controlling interests. For the year ended December 31, 2010, the non-controlling interests’ share of Engley’s total net income was approximately €0.4.

26.    PURCHASES AND DISPOSALS OF BUSINESSES AND INVESTMENTS, INCLUDING DISCONTINUED OPERATIONS

Purchases and Disposals of Businesses and Investments

Purchases

The Group had no significant purchases of businesses or investments during the year ended December 31, 2010.

During February 2009, the Group’s Alcan International Network operating segment (see Note 28 — Information by Operating Segment) acquired a 100 percent controlling interest in Franck and Schulte in Austria GmbH at a total cost of approximately €1.

Disposals

During June 2010, the Group disposed of its entire 100 percent controlling interest in Service Centres Aero (Aero), a business entity included in AIN, which is included in discontinued operations in the Group’s combined income statements for the years ended December 31, 2010 and 2009, as described in Note 1 — General Information. Of the total proceeds of €15 received in the sale, the Group directly received €5, which is included in cash flows from (used in) investing activities from discontinued operations in the Group’s combined statement of cash flows for the year ended December 31, 2010. The remaining proceeds of €10 were received directly by the Owner. As a result, the Group transferred net assets of Aero totaling €10 to the Owner, which is included in Owner’s net investment as part of the other non-cash transfers (to) from Owner during the year ended December 31, 2010. In connection with this disposition, the Group incurred a loss before income taxes of approximately €5, included in Loss for the year from discontinued operations in the Group’s combined income statement for the year ended December 31, 2010.

During November 2009, the Group disposed of its entire 100 percent controlling interest in Alcan Technology and Management, a business entity included in intersegment and other. In connection with the disposition, the Group received no proceeds and incurred a loss before income taxes of approximately €18, included in Other expenses (income) — net in the Group’s combined income statement.

Discontinued Operations

As described in Note 1 — General Information, the operating results of AIN are presented as discontinued operations in the Group’s combined income statements and statements of cash flows.

AIN is a sales and supply chain logistics service organization comprised of 23 offices in 22 countries, selling specialty products and sourcing materials for industrial applications in 36 countries. It provides marketing and sourcing services for both Rio Tinto and its customers. AIN’s product portfolio includes primary aluminum for the aluminum and steel industries, semi-fabricated products for the construction, transportation, general engineering, packaging and other industrial sectors, minerals for the glass, ceramics and refractories industries, and specialty chemicals for industrial and healthcare applications.

The condensed income statement comprising the discontinued operations of AIN is as follows:

Year ended December 31,	2010	2009
Revenue	357	351
Expenses	350	352

Income (loss) before income taxes	7	(1)
Income tax (expense) benefit	(5)	(2)

Income (loss) for the year from discontinued operations	2	(3)

1.    KEY MANAGEMENT REMUNERATION

Aggregate compensation expense for the Group’s key management, all of which is included in continuing operations, is comprised of the following:

	2010	2009
Short-term employee benefits	8	5
Long-term employee benefits	1	2

Total key management remuneration	9	7

28.    OPERATING SEGMENT INFORMATION

Management has defined the Group’s operating segments based upon product lines, markets and industries its serves, and prepares and reports operating segment information to the Group’s CODM on that basis.

The Group’s measure of segment profit or loss has historically been Business Group Profit or (Loss) as defined below. As described in Note 1 — General Information and further below, the Purchaser uses Segment Adjusted EBITDA, as defined below, as its measure of operating segment profit or loss. In these combined financial statements, Segment Adjusted EBITDA has been provided as supplementary information only for comparative purposes with the consolidated financial statements of the Purchaser and not as the measure of operating segment profit or loss used historically by the Group.

Operating segments

The Group’s operating segments within both continuing and discontinued operations are described below.

Continuing Operations

Aerospace & Transportation (previously Global Aerospace & Transportation Industry)

Aerospace and Transportation (A&T) produces and supplies high value-added plate, sheet, extruded and precision cast products to customers in the aerospace, marine, automotive, and mass-transportation markets and engineering industries. It offers a comprehensive range of products and services including technical assistance, design and delivery of cast, rolled, extruded, rolled pre-cut or shaped parts, and the recycling of customers’ machining scrap metal. A&T is also a key supplier of new alloy solutions, such as Aluminum Lithium. A&T operates 7 facilities in 3 countries.

Packaging & Automotive Rolled Products (previously Extrusions & Automotive Structures)

This segment produces and provides coils and sheet to customers in the beverage and closures, automotive, customised industrial sheet solutions and high-quality bright surface product markets. It includes world-class rolling and recycling operations, as well as dedicated research and development capabilities. Packaging & Automotive Rolled Products (P&ARP) operates 3 facilities in 2 countries.

Automotive Structures & Industry (previously Specialty Sheet)

On January 1, 2010, the Group combined the businesses in its Extruded Products segment with the Automotive Structures businesses of its Engineered and Automotive Solutions segment to form a new operating segment called Automotive Structures and Industry (AS&I). The Forging businesses previously included in the Group’s Engineered and Automotive Solutions segment were moved to Intersegment and other. Extrusions focuses on specialty products and supplies a variety of hard and soft alloy extrusions, including technically advanced products, to the automotive, industrial, energy, electrical and building industries, and to manufacturers of mass transport vehicles and shipbuilders. Automotive Structures serves major automotive and transportation manufacturers with innovative and cost-effective aluminum solutions using advanced technology. It develops and manufactures aluminum crash management systems, front-end components, cockpit carriers and body-in-white structural components. AS&I operates 15 facilities in 7 countries.

Discontinued Operations

Alcan International Network (AIN)

AIN is a sales and supply chain logistics service organization comprised of 23 offices in 22 countries, selling specialty products and sourcing materials for industrial applications in 36 countries. It provides marketing and sourcing services for both Rio Tinto and its customers. AIN’s product portfolio includes primary aluminum for the aluminum and steel industries, semi-fabricated products for the construction, transportation, general engineering, packaging and other industrial sectors, minerals for the glass, ceramics and refractories industries, and specialty chemicals for industrial and healthcare applications.

Intersegment and Other

The Group recognizes certain sales and operating revenues, costs and net assets as Intersegment and other for those operations or items that are not under the control of the operating segments or considered in the measurement of their profitability. These items are generally managed by the Group’s head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. Intersegment and other costs include such items as non-integral operating entities such as our forging businesses, pass-through entities for import/export or income tax purposes, corporate and head office costs, non-service related pension and other post-retirement benefit costs (actuarial gains and losses and other adjustments), businesses that have been sold, the deferral or realization of profits on intersegment sales, and other non-operating items. For supplementary segment operating profit measure reporting (Segment Adjusted EBITDA), Intersegment and Other is presented as an operating segment within continuing operations in the relevant table below.

Segment Profitability Measures

Business Group Profit or (Loss) (BGP)

Group management has historically measured the profitability and financial performance of the Group’s operating segments based on BGP. BGP is not a measurement of profitability that is recognized under IFRS. Nonetheless, the Group’s CODM has historically used BGP to measure the Group’s underlying operating segment results in a manner that is in line with the Group’s portfolio approach to risk management. BGP is comprised of earnings before: (a) depreciation and amortization; (b) certain restructuring costs (relating to major corporate-wide acquisitions or initiatives); (c) impairment charges related to long-lived assets; (d) unrealized gains (losses) on derivatives — net; (e) share of profit of joint ventures; (f) certain finance income (costs) — net; (g) income tax expense (benefit); and (h) intersegment and other costs (as described above).

Unrealized gains (losses) resulting from changes in fair market value of derivative instruments are excluded from BGP because this presentation provides a more accurate portrayal of underlying segment operating results and is in line with the Owner’s portfolio approach to risk management.

BGP for the operating segments include the Group’s proportionate share of the profit of joint ventures as they are managed within each operating segment, with the adjustments for these investments shown on a separate line in the reconciliation of BGP to Loss for the year from continuing operations and Income (loss) for the year from discontinued operations.

With the exception of the items excluded from BGP as described above, the accounting principles used to prepare the information by operating segment are the same as those used to prepare the Group’s combined financial statements. Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices.

The following table presents BGP by segment and reconciles Total BGP for continuing operations, discontinued operations and in Total to Loss for the year from continuing operations, Income (loss) for the year from discontinued operations and Loss for the year, respectively, for the years ended December 31, 2010 and 2009.

Year ended December 31,	2010			2009
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
BGP by Segment
A&T	36	—		(13)	—
P&ARP	79	—		33	—
AS&I	(2)	—		(25)	—
AIN (comprising discontinued operations)	—	9		—	—

Total BGP	113	9		(5)	—
Depreciation and amortization	(38)	—		(85)	—
Certain restructuring costs	(2)	—		(33)	(5)
Impairment charges	(224)	—		(214)	—
Unrealized gains (losses) on derivatives	(31)	—		162	(1)
Share of profit of joint ventures	2	—		—	—
Certain finance income (costs) — net	(5)	4		(13)	8
Income tax (expense) benefit	43	(4)		39	(2)
Intersegment and other costs	(67)	(7)		(66)	(3)

Loss for the year from continuing operations	(209)		(209)	(215)		(215)
Income (loss) for the year from discontinued operations		2	2		(3)	(3)

Loss for the year			(207)			(218)

Supplementary Information — Segment Adjusted EBITDA

As described above and in Note 1 — General Information, Segment Adjusted EBITDA is presented only as supplementary information for comparison with the measure of operating segment profit or loss used by the Purchaser in its consolidated financial statements for the year ending December 31, 2011.

Segment Adjusted EBITDA is comprised of earnings before: (a) depreciation and amortization; (b) all restructuring costs; (c) impairment charges related to long-lived assets; (d) unrealized gains or losses on derivatives — net; (e) foreign currency gains or losses — net; (f) share of profit of joint ventures; (g) certain finance costs or income — net; (h) gains or losses on disposals of property, plant and equipment, businesses and investments — net; (i) certain separation costs included in other expenses (income) — net; and (j) income tax expense or benefit — net.

The following table presents Segment Adjusted EBITDA by segment and reconciles Total Segment Adjusted EBITDA for continuing operations, discontinued operations and in Total to Loss for the year from continuing operations, Income (loss) for the year from discontinued operations and Loss for the year, respectively, for the years ended December 31, 2010 and 2009.

Year ended December 31,	2010			2009
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Segment Adjusted EBITDA by Segment
A&T	35	—		(31)	—
AS&I	(4)	—		(25)	—
P&ARP	74	—		28	—
Intersegment and Other	(47)	(1)		(21)
AIN (comprising discontinued operations)	—	1		—	(2)

Total Segment Adjusted EBITDA	58	—		(49)	(2)
Depreciation and amortization	(38)	—		(85)	—
Restructuring costs	(6)	(3)		(38)	(5)
Impairment charges	(224)	—		(214)	—
Unrealized gains or losses on derivatives — net	(31)	—		162	(1)
Foreign currency gains or losses — net	(7)	10		1	(1)
Share of profit of joint ventures	2	—		—	—
Certain finance costs or income — net	(6)	4		(14)	8
Gains or losses on disposals of property, plant and equipment, businesses and investments — net	—	(5)		(17)	—
Certain separation costs	(1)	—		—	—
Income tax expense or benefit — net	44	(4)		39	(2)

Loss for the year from continuing operations	(209)		(209)	(215)		(215)
Income (loss) for the year from discontinued operations		2	2		(3)	(3)

Loss for the year			(207)			(218)

Additional Operating Segment Information

	Continuing Operations					Discontinued Operations
	A&T	AS&I	P&ARP	Intersegment and Other	Total	AIN
Year ended December 31, 2010
Revenues — third and related parties	810	754	1,373	20	2,957	357
Revenues — intersegment	43	83	16	(142)	—	—
Depreciation and amortization	3	15	16	4	38	—
Capital expenditures — property, plant and equipment	26	14	10	1	51	—
Year ended December 31, 2009
Revenues — third and related parties	729	610	934	19	2,292	351
Revenues — intersegment	68	53	11	(132)	—	—
Depreciation and amortization	4	42	29	10	85	—
Capital expenditures — property, plant and equipment	23	12	25	1	61	1
Investments in Joint Ventures
At December 31, 2010	—	—	1	12	13	—
At December 31, 2009	—	—	2	9	11	—

Segment assets are comprised of total assets of the Group by segment, less adjustments for equity-accounted joint ventures (as described above) and intersegment and other assets. The amounts provided to the CODM with respect to segment assets are measured in a manner consistent with that of the Group’s combined statements of financial position. Assets are allocated based on the operations of the segment.

SEGMENT ASSETS AND RECONCILIATION TO TOTAL ASSETS

At December 31,	2010	2009
Continuing operations:
A&T	502	507
AS&I	241	230
P&ARP	510	528

	1,253	1,265

Discontinued operations:
AIN	330	293

Segment assets	1,583	1,558
Unallocated:
Adjustments for equity-accounted joint ventures	(2)	(3)
Intersegment and other	256	485

Total assets	1,837	2,040

29.    INFORMATION BY GEOGRAPHIC AREA

Year ended December 31,	2010	2009
Revenue — third and related parties (by destination)
France	512	463
Germany	777	444
United Kingdom	570	463
Switzerland	93	86
Other Europe	487	395
United States	293	289
Canada	36	33
Asia and Other Pacific	83	58
All Other	106	61

Total	2,957	2,292

At December 31,	2010	2009
Property, plant and equipment and intangible assets (by physical location)
France	17	116
Germany	150	183
Switzerland	—	33
Czech Republic	28	32
Other Europe	18	25
United States	—	45
All other	1	—

Total	214	434

30.    SUBSEQUENT EVENTS

As described in Note 1 — General Information, on June 17, 2011 Rio Tinto received the Purchaser’s Disagreement Notice related to the Transaction. The Purchaser’s Disagreement Notice proposed certain reductions to the preliminary purchase price paid by the Purchaser to Rio Tinto for the net assets received in the Transaction. During 2011, Rio Tinto and the Purchaser negotiated a settlement of the amounts in dispute, the outcome of which was that there was no further impairment charges required to the Group’s combined financial statements for the year ended December 31, 2010.

The sale of the Group on January 4, 2011 effectively liquidates the reporting entity, and therefore no further subsequent events can be derived or attributable to the Group for disclosure.

Until                     , 2013 (25 days after commencement of this offering), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification	of Directors and Officers

Our Amended and Restated Articles of Association provide that we will indemnify our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers. We also intend to purchase and maintain insurance on behalf of our directors and officers to insure them against such liabilities, expenses and claims.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent	Sales of Unregistered Securities

On May 14, 2010, Constellium Holdco B.V. issued the following shares: 1,800,000 Class A ordinary shares to Apollo Omega (Lux) S.à r.l. for an aggregate subscription price of €18,000.

On January 4, 2011, Constellium Holdco B.V. issued the following shares: 45 Class A ordinary shares to Apollo Omega (Lux) S.à r.l. for an aggregate subscription price of $63,750,000; 1,376,505 Class A ordinary shares to Rio Tinto International Holdings Limited for an aggregate subscription price of $48,750,000; and 352,920 Class A ordinary shares to Fonds Stratégique d’Investissement for an aggregate subscription price of $12,500,000.

On April 12, 2011, Constellium Holdco B.V. issued 148,998 Class A ordinary shares in consideration for $35.42 per share and 82,032 Class B2 shares in consideration for $10.50 per share to Omega Management GmbH & Co. KG.

On July 19, 2011, Constellium Holdco B.V. issued 18,699 Class A ordinary shares in consideration for $35.42 per share and 9,652 Class B2 shares in consideration for $10.50 per share to Omega Management GmbH & Co. KG.

Additionally, on February 28, 2012, 4,027 Class B2 shares were converted into Class B1 shares. On May 22, 2012, an additional 9,639 Class B2 shares were converted into Class B1 shares.

The issuance of the foregoing securities in each of the transactions described above was made in reliance in the Netherlands upon either the qualified investor exemption pursuant to Article 2(1)(e) of the European Union Prospectus Directive or the 150 natural or legal persons (other than qualified investors) exemption pursuant to the 2010 PD Amending Directive, and in reliance in the United States on Regulation S of the Securities Act of 1933.

Item 8. Exhibits

(a)	See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in         on            .

Constellium Holdco B.V.

By:
Name: Pierre Vareille Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that (i) Pierre Vareille and Didier Fontaine hereby constitute and appoint Pierre Vareille, Didier Fontaine and Jeremy Leach, and, each of them, individually, and (ii) Gareth N. Turner and Matthew H. Nord hereby constitute and appoint each other, in each case as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registration statements filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been executed as a deed by the following persons on         in the capacities indicated:

Name	Title

Pierre Vareille	Chief Executive Officer (Principal Executive Officer)

Didier Fontaine	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Gareth N. Turner	Director

Matthew H. Nord	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act the undersigned has caused this Registration Statement to be signed solely in the capacity as the duly authorized representative of Constellium Holdco B.V. in the United States on                 .

(Authorized U.S. Representative)

By:
Name: Title:

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Association of Constellium Holdco B.V.*
4.1	Form of Certificate for Class A Ordinary Shares of Constellium Holdco B.V.*
4.2	Investment and Shareholders Agreement by and among Omega MEP GmbH, Stichting Management Omega, Omega Management GmbH & Co. KG and Omega Holdco B.V. dated January 28, 2011, with effect as of and from February 4, 2011*
4.3	Option Agreement between Constellium Holdco B.V. and Omega Management GmbH & Co. KG, dated January 28, 2011*
4.4	Credit Agreement, dated as of May 25, 2012, among Constellium Holdco B.V., as the Borrower, the lenders party hereto from time to time and Deutsche Bank Trust Company Americas, as the Administrative Agent*
4.5	ABL Credit Agreement, dated as of May 25, 2012, among Constellium Holdco II B.V., Constellium U.S. Holdings I, LLC, Constellium Rolled Products Ravenswood, LLC, as borrower, the lenders from time to time party hereto, and Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent*
5.1	Opinion of Stibbe, Dutch counsel to Constellium Holdco B.V., as to the validity of the ordinary shares being issued*
10.1	Amended and Restated Shareholders Agreement, dated , 2012, among Constellium Holdco B.V. and the other signatories thereto*
10.2	2012 Executive Performance Award Plan*
10.3	2012 Long-Term Incentive (Cash) Plan*
10.4	Employment Letter by and between Constellium Switzerland AG and Pierre Vareille, dated August 30, 2012*
10.5	Employment Letter by and between Constellium France Holdco SAS and Didier Fontaine, dated May 11, 2012*
10.6	Employment Letter by and between Constellium Switzerland AG and Arnaud de Weert, dated March 21, 2012*
10.7	Employment Letter by and between Constellium France SAS and Peter Basten, dated June 20, 2011*
10.8	Employment Letter by and between Constellium Switzerland AG and Christophe Villemin, dated July 20, 2011*
10.9	Employment Letter by and between Constellium Switzerland AG and Paul Warton, dated October 8, 2012*
10.10	Employment Letter by and between Constellium Switzerland AG and Dan Altmeyer, dated April 5, 2011*
10.11	Employment Letter by and between Constellium France SAS and Laurent Musy, dated April 30, 2011*
10.12	Employment Letter by and between Constellium International SAS and Jeremy Leach, dated June 9, 2011*
10.13	Employment Letter by and between Constellium France SAS and Nicholas Brun, dated May 1, 2011*

10.14	Employment Letter by and between Constellium Switzerland AG and William Lens, dated October 25, 2011*
10.15	Employment Letter by and between Constellium France Holdco SAS and Yves Merel, dated June 15, 2012*
10.16	Factoring Agreement between Alcan Rhenalu S.A.S. as French Seller, Alcan Aerospace S.A.S. as French Seller, Alcan Softal S.A.S. as French Seller, Alcan France Extrusions S.A.S. as French Seller, Alcan Aviatube S.A.S. as French Seller, Omega Holdco II B.V. as Parent Company, Engineered Products Switzerland A.G. as Sellers’ Agent and GE Factofrance S.N.C. as Factor, dated January 4, 2011, as amended as of May 25, 2012*
10.17	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium Valais S.A., dated December 16, 2010*
10.18	Factoring Agreement between GE Capital Bank AG and Alcan Aluminium-Presswerke GmbH, dated December 16, 2010*
10.19	Factoring Agreement between GE Capital Bank AG and Alcan Singen GmbH, dated December 16, 2010*
21.1	List of subsidiaries*
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm*
23.2	Consent of PricewaterhouseCoopers Audit S.A., Independent Registered Public Accounting Firm*
23.3	Form of Consent of Stibbe (included in Exhibit 5.1)*
24.1	Powers of attorney (included on signature page to the registration statement)*

*	To be filed by amendment.